Exhibit C-6

SUPPORTING CANADIANS

AND FIGHTING COVID-19

FALL ECONOMIC STATEMENT 2020

©Her Majesty the Queen in Right of Canada (2020)

All rights reserved

All requests for permission to reproduce this document

or any part thereof shall be addressed to the Department of Finance Canada.

This document is available on the Internet at www.canada.ca/en/department-finance.html

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Foreword

As we battle COVID-19, Canadians are in for a hard winter. But we know that spring will surely follow.

That is because we have a plan. We understand what we must do to get through the dark months ahead. And then, to bring our economy roaring back.

Across our country, we are now fighting an aggressive second wave of the virus. Every life lost to this disease is one life too many. That is why we must redouble our public health efforts, and not stop until COVID-19 is beaten. We can get through this, if we work together. There is no choice between our health and the economy. The two go hand in hand.

To see people through this crisis, Canadians and Canadian businesses now have access to a broad set of federal government measures. Our ability to treat the disease continues to evolve. Safe, effective and plentiful vaccines are around the corner. And the Government of Canada has a rigorous, multi-year plan, outlined in this document, to rebuild our economy once the virus is behind us.

Our strategy is clear: We will do whatever it takes to help Canadians through this crisis. We will invest in every necessary public health measure. We will support Canadians and Canadian businesses, in a deliberate, prudent and thoughtful way. And we will ensure the Canadian economy that emerges from this pandemic is more robust, inclusive and sustainable than the one that preceded it, with a stronger, more resilient middle class.

Let that be a legacy of, and a testament to, the sacrifices made by so many Canadian families this year.

Fighting COVID-19 and Supporting Canadians through the Pandemic

From the beginning of this pandemic, the Government of Canada has used every tool available and done everything in its power to crush the virus and mitigate its economic harm. Eight out of every ten dollars spent in Canada to fight COVID-19 and support Canadians has, so far, been spent by the federal government. The government has procured more than two billion pieces of personal protective equipment (PPE), and has assembled a comprehensive, world-leading portfolio of vaccine candidates.

To date, Canada has invested more than $1-billion in vaccine agreements to secure a domestic supply of seven promising vaccine candidates. In fact, Canada has secured the most diverse and extensive vaccine portfolio of any country in the world. Every Canadian can be confident that a safe and effective vaccine will be available to them and their family, free of charge.

Foreword	i

Working with the provinces and territories, we have sought to grow our healthcare capacity, scale up testing and tracing, and provide direct support to provinces and territories to battle the virus. It has been a true Team Canada effort.

In the spring, the Canadian Armed Forces were deployed to long-term care facilities in Ontario and Quebec, in an all-out effort to protect seniors’ health and save lives. To help stop the spread of the virus in vulnerable communities, we worked with cities and communities to ensure that voluntary isolation sites were available as an alternative to crowded housing. The Canadian Red Cross and the Canadian Armed Forces continue to be deployed across the country.

In addition to these health measures, we have put in place powerful economic support measures to help people and businesses of all sizes weather this storm. Together, these form a comprehensive and complementary safety net, which will be in place through to the summer of 2021, offering economic certainty to Canadians and Canadian businesses in a turbulent and difficult time.

When the virus first hit, the Canada Emergency Response Benefit (CERB), the Canada Emergency Wage Subsidy and the Canada Emergency Business Account (CEBA) were quickly developed and rolled out. Canadians were able to bend the curve and protect our frontline healthcare workers and systems by staying home. The CERB supported people to pay their rent or mortgages, stay on top of their bills and put food on the table. The wage subsidy supported workers to stay connected to their jobs, and along with CEBA, helped small businesses remain open as we got through the first wave of the pandemic.

Beyond the initial emergency response, the government announced broader programs to support Canadians and businesses through an anticipated second wave. The Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit and enhanced Employment Insurance were announced in August and will be in place until the fall of 2021.

The programs our government has launched, so far, have been a lifeline for Canadians and Canadian businesses. And Canada is leading among our international peers. Federal support for Canada’s labour market has helped Canadians get back to work more quickly than their counterparts in the United States.

ii

This month, the government extended the Canada Emergency Wage Subsidy through to June 2021 and launched new support measures for businesses, with the new Canada Emergency Rent Subsidy for tenants and property owners and new Lockdown Support of an additional 25 per cent, where a shutdown is required by public health orders.

Crucially, these measures are targeted and flexible. They focus on those in greatest need. They are also an essential complement to our health care response. These measures allow people and businesses to do the right thing, with the comfort and security of knowing they don’t have to choose between public health and putting food on the table. Our commitment to employee sick leave and to supporting businesses where localized shutdowns have been ordered are examples of this approach.

In this Fall Economic Statement, with the second wave upon us, we are taking additional steps to support Canadians and Canadian businesses. We are providing new resources to combat the spread of the virus in long-term care facilities, making additional investments in PPE and preparing for the largest vaccination mobilization in Canada’s history.

With winter ahead, we are providing new resources to help improve ventilation in public buildings. We are also raising the maximum wage subsidy rate back to 75 per cent. We are doing this because we know that for many businesses the early months of any year are usually the toughest in the business calendar. This year will be even harder than normal. Our government is also creating a new stream of support for businesses that have been the hardest-hit in this crisis, creating a credit program with 100 per cent government-backed loan support and favourable terms for businesses that have seen their revenue significantly decline as people stay home to fight the spread of COVID-19.

COVID-19 has been devastating. But Canadians can rest assured that the Government of Canada has their backs and will be there to help us all get through this crisis. We will do whatever it takes—for as long as it takes—to weather the storm.

Building Back Better: A Plan to Fight the COVID-19 Recession

While the fight to control the virus continues, there is now light at the end of the tunnel. After winter comes spring. The strong and decisive action we have taken—to protect Canadians’ health and save our jobs and businesses—will help us recover from the COVID-19 recession and prevent the long-term economic scarring that would delay and weaken our post-pandemic recovery.

Foreword	iii

We have a plan for growth. When the virus is under control and our economy is ready to absorb it, we will deploy a three-year stimulus package to jumpstart our recovery, worth roughly 3 to 4 per cent of GDP.

Our stimulus will be designed, first and foremost, to provide the fiscal support the Canadian economy needs to operate at its full capacity and to stop COVID-19 from doing long-term damage to our economic potential. Key to this stimulus plan will be smart, time-limited investments that can act fast and make a long-run contribution to our future shared prosperity, quality of life, competitiveness and our green transformation.

The government’s growth plan will include investments that deliver on our commitment to create a million jobs and restore employment to pre-pandemic levels as well as unleash some of the Canadian economy’s pre-loaded stimulus: additional savings that have accumulated in Canadians’ bank accounts and on businesses’ balance sheets.

Many stimulus investments will need to wait until we have a vaccine and the threat of further outbreaks and shutdowns has subsided. However, some measures can be safely implemented now. They are a down payment on the investments to come and will help to minimize the scarring and accelerate the broader recovery in the future.

We will spend the winter working with Canadians, leading into Budget 2021, to plan and prepare our investments for when the virus is under control. At that time, we will be ready to shift into high gear. That is why we are announcing the scope of the plan now.

These measures will help us grow out of the COVID-19 recession, towards an economy that is greener, more innovative, more inclusive and more resilient. This strong support can turn a partial and uneven recovery into a broad-based and inclusive one that delivers a better future for all Canadians.

Our growth plan must continue to advance our progress on climate and create jobs in the clean economy. That’s why we are announcing our commitment to plant 2 billion trees over the next 10 years.

Canada’s future competitiveness depends on our ability to take advantage of the net zero emissions future and ensure there is a way for all Canadians to participate. Our plan includes grants to help up to 700,000 homeowners make energy-efficient upgrades to their homes as well as investments in building zero-emission vehicle charging stations where people live, work, and travel. These are steps we can begin safely taking now, to encourage consumer spending and investment while greening our economy. And our government will build on this down payment in short order, with a plan to take the next steps for a healthy environment and a healthy economy.

COVID-19 Has Hit Some Harder than Others

This is a recession like no other. Women, young people, Indigenous people, and Black and racialized Canadians are among those disproportionately affected, accounting for much of the workforce in some of the hardest-hit industries, including tourism, hospitality and retail.

The types of jobs most affected, and the sectors where we are seeing the hardest-hit workers, are different than in previous recessions. Our stimulus will be designed with this specific damage in mind and will seek to heal it. It will include measures to enhance our social infrastructure.

COVID-19 has caused a She-cession, rolling back many of the hard-won gains women have worked for over past decades. That is why we are starting today to lay the foundation of a Canada-wide early learning and child care system. Canada cannot be competitive until all Canadian women have access to the affordable child care we need to support our participation in the workforce.

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December 7, 2020, will mark the 50th Anniversary of the Royal Commission on the Status of Women in Canada, a landmark report that called on the federal government to immediately begin working with the provinces and territories to establish a national daycare system. Women like me, who were toddlers when this report was published, are now parents and grandparents. We have waited generations for our government to answer the call.

On the eve of this anniversary, the federal government is committed to historic investments that will make this promise a reality. Budget 2021 will outline a plan to provide affordable, accessible and high-quality child care from ocean, to ocean to ocean.

This is a feminist plan, to be sure. It also makes sound business sense and is supported by many of Canada’s corporate leaders, who have witnessed the economic toll this crisis has taken on women, families and children—and therefore on Canada’s bottom line.

For Indigenous peoples, this pandemic poses unique risks. While Indigenous communities were successful in controlling cases of COVID-19 during the spring and summer, the second wave has seen communities now facing outbreaks. Our government has been working with First Nation, Inuit and Métis Nation partners to keep people safe and ensure communities are prepared. We will continue to provide support and funding to communities through this second wave and beyond.

As we build back, we have the choice to build back better and tackle the challenges that constrain far too many Canadians: Chronic homelessness. Systemic racism. Gender-based violence. Discrimination against LGBTQ2 communities. Barriers faced by people living with disabilities. The unfinished and essential work of reconciliation.

Economic downturns are always particularly hard on young people. The COVID-19 recession is no exception. Among other measures, the government proposes to ease the burden of student debt by eliminating interest on repayment of the federal portion of Canada Student Loans and Canada Apprentice Loans for 2021-22.

We have also seen how COVID-19 has exacerbated existing housing and homelessness challenges. In addition to other measures, the government will provide a significant new investment through the Rapid Housing Initiative to help thousands of people in immediate need. In the coming months, we will be working with Canadians and consulting broadly, to design the stimulus measures that will guide our recovery and set our course as a country for the years ahead.

A Prudent Fiscal Plan

Canada entered this crisis in a strong fiscal position, allowing the government to take decisive action to put in place the support necessary for people and businesses to weather the storm. Canadians understand that the crisis demands targeted, time-limited support to keep people and businesses afloat and to build our way out of the COVID-19 recession.

The supports and investments outlined in this plan will stimulate a robust and inclusive recovery of the Canadian economy. Fiscal guardrails will help establish when the stimulus will be wound down. When the economy has recovered, the time-limited stimulus will be withdrawn and Canada will resume a prudent and responsible fiscal path, based on a long-term fiscal anchor we will outline when the economy is more stable.

Uncertainties about the timing of the pandemic and global economic developments mean that the timeline for the recovery should not be locked into a rigid pre-determined calendar. Instead, the government will track progress against several related indicators, recognizing that no one data point is a perfect representation of the health of the economy. These indicators include the employment rate, total hours worked and the level of unemployment in the economy.

An approach guided by economic data will help ensure the recovery is appropriately tailored to the needs of Canadians and the circumstances at hand. These data-driven triggers will let us know when the job of building back from the COVID-19 recession is accomplished, and we can bring one-off stimulus spending to an end.

Foreword	v

But make no mistake: We commit to providing fiscal support until the economy is firmly back on track. As we have learned from past recessions, there is danger in providing too little support to our economy, and also in withdrawing support too soon.

We have sought to be transparent with Canadians, in this Fall Economic Statement, about the existing uncertainty and the options under consideration in the days ahead. Whether we have a deep and prolonged second—or even third—wave, depends on our collective action and our collective commitment to stop the spread of the virus.

In this document, we offer different scenarios. This is a choice we have made to ensure that Canadians know we are planning for all eventualities. The rate of infection, the severity of localized shutdowns, the timing of the rollout of a safe and effective vaccine—all of these variables will shape our economic outlook and path to recovery in uncertain ways.

But as our fiscal plan shows, there are brighter days ahead. And we can afford to do this. Canada entered this pandemic with the strongest fiscal position of any G7 country. We retain that position today. Federal debt-servicing costs, relative to the size of our economy, are at a 100-year low. Canada benefitted from among the most significant declines in borrowing costs since the beginning of the year.

Everyone must contribute their fair share, so that the government has the resources to invest in people and keep our economy strong. That is why we are proposing to move ahead with implementing changes to ensure that the Goods and Services Tax/Harmonized Sales Tax (GST/HST) applies in a fair and effective manner to all e-commerce transactions, including those facilitated by multinational digital giants, and to limit stock option deductions in the largest companies. While we strongly favour a multilateral approach, Canada proposes to act unilaterally, if necessary, to apply a tax on corporations that provide digital services.

Does this plan mean the worst of the COVID-19 crisis is past? Regrettably, no. Indeed, Canada’s most severe case counts may come in the weeks and months immediately ahead. Hospitalizations across Canada are surging and the virus continues to take an unacceptable toll, particularly on our elders.

That is why we must all redouble our public health efforts, follow public health instructions, practise physical distancing, wear masks in public, avoid social gatherings, download the COVID Alert app and wash our hands. Canadians can and should use the programs the federal government has put in place that allow everyone to make the right public health decisions.

If we do the right thing to protect each other—if we hunker down and heed public health advice for these last remaining months, before a safe, effective vaccine is widely available—together, we will save lives. Our actions will bring closer the day when every Canadian can get back to normal life. And we will help strengthen our economic recovery.

After almost ten months of the pandemic, Canadians are tired. But we are not defeated. We know a better day is coming. And to get there, we know that we must help each other through the winter ahead.

We can do this. Canadians have faced adversity, and tough winters, before. We have always emerged stronger. We will this time, too.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

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Table of Contents

Chapter 1 Fighting COVID-19

1.1 COVID-19 in Canada	1

1.1.1 Virus Resurgence in Canada	1

1.1.2 International Comparison	2

1.1.3 Disproportionate Impacts on Vulnerable Canadians	3

1.2 Supporting a Strong COVID-19 Response	3

1.3 A Team Canada Approach	4

1.3.1 A Coordinated Federal-Provincial-Territorial Response	4

1.3.2 Safe Restart Agreement	5

1.3.3 Supporting a Safe Return to Class	7

1.3.4 Support for Indigenous and Northern Communities	7

1.4 Protecting the Health and Safety of Canadians	8

1.4.1 Vaccines and Therapeutics	8

1.4.1.1 Investing in Made-in-Canada Vaccine Technologies	9

1.4.1.2 Vaccination Roll-out Preparedness	10

1.4.2 Testing and Contact Tracing	10

1.4.2.1 Scaling Up Testing Capacity	11

1.4.2.2 Rapid Testing	11

1.4.3 PPE and Medical Equipment	12

1.4.3.1 Made-in-Canada Approach	13

1.4.4 Ensuring Clean and Healthy Ventilation in Public Buildings	13

1.4.5 Preventing Outbreaks in Shelters	13

1.4.6 Border Measures	14

1.4.7 Quarantine and Self-isolation Support	14

1.5 Long-term Care	14

1.5.1 Helping Provinces and Territories Protect Long-term Care and Other Supportive Care Facilities	15

1.5.2 New National Standards	16

1.6 Helping Vulnerable Canadians and Improving Public Health	16

1.6.1 Mental Health and Virtual Care	16

1.6.2 Fighting the Opioid Crisis	17

1.6.3 Pharmacare	17

1.6.4 Supporting the Canadian Red Cross Response to COVID-19	18

1.6.5 Continuing to Support the Health Response in Indigenous Communities	18

1.7 Contributing on the Global Stage	19

Chapter 2 – Supporting Canadians through the Pandemic	23

2.1 A Plan for the Coming Months	23

2.1.1 The Canada Emergency Wage Subsidy	23

2.1.2 Enhancements to Employment Insurance	25

2.1.3 Canada Recovery Benefits	25

2.1.4 The Canada Emergency Rent Subsidy	27

2.1.5 Lockdown Support	27

2.1.6 The Canada Emergency Business Account	28

2.1.7 Support for Highly Affected Sectors	29

2.1.8 Regional Relief and Recovery Fund	30

2.1.9 Support for Tourism and Hospitality	30

2.1.10 Support for Workers in the Live Events and Arts Sectors	31

2.1.11 Support for the Air Sector	32

2.1.12 Support for Innovative Businesses	33

2.1.13 Large Employer Emergency Financing Facility	33

2.2 An Unprecedented Economic Shock	33

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2.2.1 Millions of Jobs Were Lost	35

2.2.2 Exposing Inequalities	36

2.3 A Partial and Uneven Rebound	38

2.3.1 Government Support Has Stabilized the Economy	38

2.3.2 Canada’s Third Quarter Rebound Outperformed Expectations	39

2.3.3 Government Support has Helped Increase Household Disposable Income and Savings	40

2.3.4 Different Sectors Have Felt Different Impacts	41

2.4 Decisive and Dynamic Support for Canadians	43

2.4.1 Protecting Jobs	43

2.4.1.1 The Canada Emergency Wage Subsidy	43

2.4.2 Immediate Income Support	44

2.4.2.1 The Canada Emergency Response Benefit	44

2.4.2.2 Canada Emergency Student Benefit	44

2.4.3 Support for Canada’s Businesses	45

2.4.3.1 Indigenous Community Business Fund	46

2.4.3.2 Support for Main Street Businesses	47

2.4.4 Helping Vulnerable Canadians	47

2.4.5 Supporting Community Service Organizations	48

2.5 Ongoing Economic Disruptions	49

2.5.1 Changing Consumer Behaviour is Moving Businesses Online	50

2.5.2 Workers Are Feeling Uneven Impacts	51

2.5.3 Unemployment Demographics Have Diverged from Previous Recessions	53

Chapter 3 – Building Back Better: A Plan to Conquer the COVID-19 Recession	63

3.1 The Threat of COVID-19 to Canada’s Long-term Economic Potential	63

3.1.1 Impacts on Labour Markets	63

3.1.2 Impacts on Business Investment	64

3.1.3 Uneven Impacts on Productivity	65

3.1.4 The Pandemic is Shifting the Global Energy Mix	65

3.1.5 The Pandemic is Reshaping How Canadians Work and Live	66

3.1.6 The Pandemic Could Leave Canada with Reduced Productive Capacity	68

3.2 A Plan to Fight the COVID-19 Recession	68

3.2.1 Fiscal Support Remains Necessary	69

3.2.2 Targeted Stimulus to Jumpstart Recovery	70

3.2.3 Fiscal Guardrails	72

3.3 A Down Payment on a Stronger, More Resilient Canada	72

3.3.1 An Inclusive Recovery	73

3.3.1.1 Creating One Million Jobs.	74

3.3.1.2 An Action Plan for Women in the Economy	75

3.3.1.3 Towards a Canada-wide Early Learning and Child Care System	76

3.3.1.4 Immediate Support for Families with Children	78

3.3.1.5 Better Working Conditions for the Care Economy	79

3.3.1.6 Creating Opportunities for Youth	79

3.3.1.7 Accelerating the Universal Broadband Fund	81

3.3.1.8 Compensation for Supply-managed Farmers	81

3.3.1.9 Fighting Systemic Racism and Building Communities	82

3.3.1.10 Growing the Economy through Immigration	85

3.3.1.11 Addressing Affordable Housing and Homelessness	86

3.3.1.12 Making Communities Safer	87

3.3.2 A Competitive, Green Economy	87

3.3.2.1 Action Starts at Home: Home Energy Retrofits	88

3.3.2.2 Zero-emission Vehicle Infrastructure	88

3.3.2.3 Nature-based Climate Solutions	89

3.3.2.4 Public Transit Infrastructure	90

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3.3.2.5 Strategic Interties	90

3.3.2.6 Sustainable Finance	91

3.3.2.7 Building the Foundation for a Net-zero Carbon Future	91

3.3.2.8 Border Carbon Adjustments	92

3.3.3 Reconciliation	92

3.3.3.1 Supporting Infrastructure in Indigenous Communities	93

3.3.3.2 Supporting Health and Well-being in Indigenous Communities	93

3.3.3.3 Mercury Treatment Centres	93

3.3.3.4 National Inquiry into Missing and Murdered Indigenous Women and Girls	94

Chapter 4 – A Prudent Fiscal Plan	97

4.1 Overview	97

4.1.1 Extraordinary Spending is Time-limited	97

4.1.2 Governments Must Continue to Support People	97

4.2 The COVID-19 Recession: A Unique Economic Challenge	98

4.2.1 Lessons Learned from the Great Recession	99

4.3 Canadian Economic Outlook	99

4.3.1 The Resurgence of the Virus Introduces New Downside Risks	100

4.4 Fiscal Outlook	103

4.5 Bridging Canadians through the Crisis	106

4.5.1 Maintaining our Low-debt Advantage	107

4.5.2 COVID-19 Debt is Affordable	107

4.5.3 Significant Support to Provinces and Territories	108

4.6 The Plan for a Robust and Resilient Recovery	110

4.6.1 Timing of Recovery Spending is Critical to its Success	110

4.6.2 Stimulus Spending will be Time-limited	110

4.7 Preserving Canada’s Fiscal Advantage	110

4.8 A Fair Tax System	111

4.8.1 A Fair Tax System for the Digital Economy	111

4.8.1.1 Fair Taxation of Cross-Border Digital Products and Services	111

4.8.1.2 Fair Taxation of Goods Supplied through Fulfillment Warehouses	112

4.8.1.3 Fair Taxation of Short-Term Accommodation through Digital Platforms	112

4.8.2 Improving Tax Fairness and Strengthening Compliance	113

4.8.2.1 Employee Stock Options	113

4.8.2.2 Taxing Unproductive Use of Canadian Housing by Foreign Non-resident Owners	114

4.8.2.3 Strengthening Tax Compliance	114

4.8.2.4 Modernizing Anti-Avoidance Rules	116

4.8.3 Simplifying the Home Office Expense Deduction	116

Annex 1 – Details of Economic and Fiscal Projections	119

Economic Projections	119

Alternative Economic Scenarios	122

Fiscal Projections	123

Changes to the Fiscal Outlook since the Economic and Fiscal Snapshot 2020 (EFS 2020)	123

Economic and Fiscal Developments since EFS 2020	124

Summary Statement of Transactions	126

Outlook for Budgetary Revenues	127

Outlook for Program Expenses	129

Financial Source/Requirement	132

Policy Actions Taken since the 2020 Economic and Fiscal Snapshot	133

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Annex 2 – Update on the 2020-21 Debt Management Strategy	137

Introduction	137

Highlights from Market Consultations	137

A Prudent Borrowing Strategy	138

Strategic Direction	140

Green Bonds	140

Borrowing Authority Act Amendments	140

Annex 3 – GBA+ Summary for the Fall Economic Statement	143

Annex 4 – Tax Measures: Supplementary Information	177

Overview	177

Income Tax Measures	179

Immediate Support for Families with Young Children	179

Registered Disability Savings Plan – Cessation of Eligibility for the Disability Tax Credit	180

Modification to Improve Fairness	181

Employee Stock Options	181

New Tax Rules	182

Employers Subject to the New Tax Rules	183

Coming into Force	184

Agricultural Cooperatives: Patronage Dividends Paid in Shares	184

Emergency Business Supports	184

Canada Emergency Wage Subsidy Extension	185

Canada Emergency Rent Subsidy Extension	186

Lockdown Support Extension	187

Sales Tax Measures	188

GST/HST Relief on Face Masks and Face Shields	188

Application of the GST/HST in Relation to E-commerce Supplies	188

GST/HST on Cross-Border Digital Products and Cross-Border Services	189

Purchases by GST/HST Registered Businesses	191

Coming into Force	191

GST/HST on Goods Supplied through Fulfillment Warehouses	192

Coming into Force	194

GST/HST on Platform-based Short-Term Accommodation	194

General Framework	195

Simplified Requirements for Non-Resident Platforms	196

Purchases by GST/HST Registered Businesses	197

Coming into Force	197

Next Steps	197

Legislative Proposals	199

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Gender Equality and Diversity in Canada
Gender Results Framework
Canada’s economic future depends on people having equal opportunity to reach their full potential, regardless of gender or [other identity characteristics.

Gender equality and diversity are fundamental to creating a thriving and successful country that reflects Canadian values and achieves its potential. When every Canadian has the opportunity to succeed, all Canadians benefit. For this reason, the Government is committed to a decision-making process that considers the impacts of policy proposals on Canadians from a variety of perspectives, including demographic, social and economic characteristics. As a part of this process, throughout the 2020 Fall Economic Statement, there are Gender Equality and Diversity Boxes, which present statistics on how COVID-19 and related public health measures, policies and programs have affected diverse Canadians, such as women, men, youth, members of the LGBTQ2+ community, persons with disabilities, racialized Canadians, and Indigenous peoples. These Gender Equality and Diversity Boxes leverage the themes of the Gender Results Framework, a whole-of-government tool to help guide future policy decisions and track developments in gender equality and diversity across a number of identified policy priorities. These priorities, which range from eliminating gender-based violence to achieving greater gender equality in leadership roles, are outlined below.

Note on Methodology

In this section, the term “visible minorities” is occasionally used to refer to racialized Canadians because it is the official demographic category defined by the Employment Equity Act and used by Statistics Canada in their surveys.

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Chapter 1

Fighting COVID-19

1.1 COVID-19 in Canada

A second wave of the COVID-19 pandemic has gripped countries and economies around the world, including Canada. COVID-19 has emerged in all provinces and territories, with a concentration of active cases in a number of provinces. By November 24, the virus had resulted in over 342,000 diagnosed cases and, tragically, more than 11,600 deaths here in Canada.

1.1.1 Virus Resurgence in Canada

After significantly bringing down cases with spring lockdowns, Canada re-opened over the summer. The fall has brought a resurgence of the virus and community transmission in Canada. Since the end of August, the average number of daily new cases across Canada has increased tenfold from a plateau of fewer than 500 cases to over 5,000 cases as of November 24 (Chart 1.1). Recent modelling has projected that if Canadians do not reduce their contacts, Canada could face 20,000 new cases a day by late December.

Fighting COVID-19	1

Canada is seeing rapid growth in daily case counts and spread in high risk populations and settings. Of great concern is the fact that deaths and hospitalizations are rising and these figures are expected to rise further if we do not immediately reduce our contacts and follow strong public health measures (Chart 1.2).

1.1.2 International Comparison

Canada experienced a lower peak of new infections in the first wave than any G7 partners, aside from Japan, and, at present, has the second lowest rate of new infections in the second wave (Chart 1.3). However, recent case increases are concerning. Europe has seen a dramatic spike in infections during its second wave although recent European measures to control the virus appear to be working. Despite Canada neighbouring a country with a very high infection rate, management of the border has limited the spread of COVID-19.

2	Chapter 1

1.1.3 Disproportionate Impacts on Vulnerable Canadians

While there have been strides made in treating the disease, all Canadians must continue to take precautions to prevent the spread. Tragically, COVID-19 is having the worst impact on our most vulnerable and those already facing greater health inequities. Indigenous peoples are at increased risk. Our elders have suffered the most severe cases and face the highest mortality rate. And, recent data from Toronto Public Health shows that people with lower income levels and racialized communities experience higher rates of both contracting and being hospitalized for COVID-19. Another report found that, in Toronto, Black, Latin American, Arab, Middle Eastern or West Asian people are at least seven times more likely to contract COVID-19 than non-racialized people in the city. Across Canada, Statistics Canada data shows that communities with the highest numbers of racialized Canadians had the highest mortality rates during the first wave of the pandemic.

1.2 Supporting a Strong COVID-19 Response

The best economic policy is a strong health policy. The federal government has acted quickly and decisively to support Canadians through this crisis and to help Canadian workers, businesses, provinces, territories, municipalities, Indigenous communities and public health officers to do the right thing.

That is why, since day one, the federal government has made major investments in health care, in procuring medical and personal protective equipment, in income support and paid sick leave, in responding to businesses’ urgent needs, and overall, in keeping Canadians safe, healthy, and solvent through the turbulence of the COVID-19 pandemic..

The federal government has provided more than 8 out of every 10 dollars spent in Canada to fight COVID-19 and support Canadians.

With the country now in the second wave of the pandemic, the government continues to build on the groundwork it has already laid.

Table 1.1

Canada’s COVID-19 Economic Response – Federal, Provincial and Territorial Support

	Federal	Provincial and Territorial	Total
Impact ($ billions)
Direct Measures to Fight COVID-19 and Support People	322.3	60.1	382.4
Tax Payment Deferrals	85.1	39.4	124.5
Credit Support	83.4	3.3	86.7
Total	490.7	102.8	593.5
Share of Spending (per cent)
Direct Measures to Fight COVID-19 and Support People	84.3	15.7	100
Tax Payment Deferrals	68.3	31.7	100
Credit Support	96.2	3.8	100
Total	82.7	17.3	100

Notes: Provincial and territorial government announcements; Department of Finance Canada calculations. As of November 13, 2020. For federal totals, the data reflects the total impact which differs from fiscal cost on an accrual basis. Totals may not add due to rounding.

Fighting COVID-19	3

1.3 A Team Canada Approach

Collaboration between different orders of government has been a keystone of Canada’s approach to this global pandemic. The Government of Canada has worked with provinces, territories, municipalities, and Indigenous communities to ensure Canadians stay safe and healthy and have the support they need. To date, the government has invested $322 billion to support Canadians and fight COVID-19. $52 billion of this funding has supported coordinated action to strengthen critical health care systems, purchase personal protective equipment and supplies, and support critical medical research and vaccine development.

1.3.1 A Coordinated Federal-Provincial-Territorial Response

From the beginning, protecting Canadians has been a Team Canada effort. Through measures announced prior to the Fall Economic Statement, direct support made available to provinces and territories totals over $24 billion. The federal government invested to support the capacity of provinces and territories to get the virus under control in their jurisdictions.

“Fighting COVID-19 and safely restarting our economy requires a Team Canada approach. We will continue to work together with provinces and territories to keep Canadians safe and healthy, and to build a more resilient Canada.”

- The Rt. Hon. Justin Trudeau,

Prime Minister of Canada, September 16, 2020

In March, the federal government provided an initial $500 million to provinces and territories to address critical health system needs. Following this immediate support, the Safe Restart Agreement invested $19.9 billion to help provinces and territories safely restart their economies and make Canada more resilient to further waves of the virus, including increased capacity for testing and tracing. Building on the Safe Restart Agreement, the federal government is also providing up to $2 billion under the Safe Return to Class Fund for provinces and territories to support a safe return to class and to protect students and staff.

Federal government support includes the COVID-19 Essential Workers Support Fund, through which the government is providing up to $3 billion to cost-share temporary wage increases for essential workers across the country who have been on the front lines throughout the pandemic.

The scope of federal direct support to each province and territory to maintain resilient health care systems has been unprecedented. As a result of the Safe Restart Agreement alone, federal health support for provinces and territories is up by over 23 per cent relative to the previous fiscal year’s Canada Health Transfer.

4	Chapter 1

1.3.2 Safe Restart Agreement

This agreement, as adopted by Canada’s First Ministers, was designed to deal with the most pressing issues facing Canadians’ health and safety. It focused on increasing testing and contact tracing capacity across provinces and territories. Funding supported the capacity of our health care systems, including services for people facing mental health challenges. It has also assisted with the procurement of personal protective equipment to help our essential workers, and protect the most vulnerable, like seniors. This agreement was also designed to provide municipalities with much needed funding to support the frontline services they deliver to Canadians.

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SAFE RESTART AGREEMENT

Priority Stream		Objectives		Federal Support ($)

1	Testing and contact tracing	✓	Increasing testing capacity to 200,000 tests per day
		✓	Partnering of federal, provincial and territorial governments on the procurement of testing supplies and equipment	$4.3 billion
		✓	Helping provinces and territories scale up contact tracing capacity
		✓	Contributing to improved data management to share disaggregated data

2	Health care capacity	✓	Helping provinces and territories prepare health care systems for a second wave of COVID-19
		✓	Supporting people experiencing mental health and problematic substance use challenges	$1.2 billion

3	Personal protective equipment (PPE)	✓

Ensuring health and non-health workers have access to the PPE that they need. This includes $4.5 billion to purchase PPE for national use and $3 billion for provinces and territories for PPE investments.

$7.5 billion

4	Vulnerable populations	✓	Addressing immediate needs and gaps in supportive care (e.g. home care, long-term care and palliative care)	$740 million
		✓	Providing health and social supports for other vulnerable groups

5	Child care	✓	Ensuring that a safe, sufficient and adequate supply of child care is available to support the gradual return to work of parents	$625 million
		✓	Supporting the needs of staff, including through training, extra salary costs and proper equipment (including PPE) to keep children and staff safe

6	Sick leave	✓

This funding announced under the Safe Restart Agreement has been used towards the Canada Recovery Sickness Benefit, which provides income support for workers who are unable to work for reasons related to COVID-19, including those with underlying health conditions

$1.1 billion

7	Municipalities	✓	Supporting municipalities through COVID-19, including the increasing costs of services and operations	$2 billion

8	Transit	✓	Providing opt-in matching funding to ensure critical transit services are maintained to support a safe return to work	$2.4 billion

	TOTAL			$19.9 billion

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1.3.3 Supporting a Safe Return to Class

The COVID-19 pandemic has been difficult for families, with schools closed in the spring and students separated from their classmates and friends. The return of Canadian children to school has seen COVID-19 transmission remaining low in school and child care settings. This is due, in no small part, to the tremendous efforts of teachers, administrators, cleaning staff and the many education workers across Canada. For their part, Canada’s children have been remarkable—adapting to the constraints of going to school in the time of COVID-19.

The Safe Return to Class Fund provides the complementary funding provinces and territories need as they work alongside local school boards to ensure the safety of students and staff members throughout the school year. For example, the fund is supporting adapted learning spaces, improved air ventilation, increased hand sanitation and hygiene and the purchase of personal protective equipment and cleaning supplies.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

In February 2020, women accounted for 75 per cent of employment in elementary and secondary schools that were suddenly closed and have since re-opened during the pandemic. According to the 2016 Census, visible minorities were underrepresented in elementary and secondary schools relative to their share of all wage earners (12 per cent versus 21 per cent). Immigrants were also underrepresented (15 per cent) compared to their overall employment share (24 per cent).

The federal government is providing up to $2 billion to provinces and territories through the Safe Return to Class Fund, building on the Safe Restart Agreement. Already, this fund has helped schools make necessary adaptations and preparations. As a result of the government’s support, employment in the education sector is higher than it was before the pandemic, providing the staffing necessary to keep schools open safely during these challenging times.

1.3.4 Support for Indigenous and Northern Communities

Indigenous communities have worked diligently to control the spread of the virus in their communities. The government recognizes that Indigenous and northern communities face unique challenges in responding to the pandemic, including a higher incidence of pre-existing health vulnerabilities, difficulties in accessing healthy food and health services and overcrowded living conditions that make it difficult to physically distance.

Since the launch of the Indigenous Community Support Fund in the spring, the government has provided $685 million to help First Nations, Inuit and Métis communities, as well as Indigenous communities and organizations serving Indigenous peoples, to provide a wide variety of support. These include programs that help elders and vulnerable community members, address food insecurity and support measures that help prevent the spread of COVID-19. This fund has provided support to Indigenous communities and organizations across the country, including contributing to recent targeted investments of over $180 million to Indigenous communities and organizations in Manitoba, Alberta and Saskatchewan to address acute needs during the second wave.

Building on these investments, the government is proposing to provide a further $380 million in 2020-21 for the Indigenous Community Support Fund to help ensure that the needs of Indigenous communities will continue to be met during the second wave, bringing total investments towards the fund to over $1 billion since the beginning of the pandemic.

To support northern communities and businesses, the government has provided over $272 million, including funding to bolster territorial pandemic preparedness and response, to support northern air carriers and businesses and to help ensure that families living in northern communities can continue to afford nutritious food and hygiene products.

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The Government of Canada has committed an additional $112 million for First Nations to support a safe return to schools on reserve and $206.1 million to support a safe restart in Indigenous communities, including adapting community infrastructure and other supports for safe restart in Indigenous post-secondary education institutions and Indigenous early learning and child care.

Building on these investments, the government is proposing to continue to work with First Nations, Inuit, Métis and territorial leaders to ensure that they have the tools they need to keep their communities safe and prevent outbreaks of COVID-19:

$64.7 million in 2020-21 in direct support to the governments of Yukon, Northwest Territories and Nunavut in further support of territorial COVID-19 pandemic response; and,

$332.8 million in 2021-22 to support First Nations, Inuit and Métis communities to offset declines in own-source revenues and to help ensure that Indigenous communities can continue to provide the same level of core community programs and services to their members.

1.4 Protecting the Health and Safety of Canadians

1.4.1 Vaccines and Therapeutics

To date, Canada has invested over $1 billion in vaccine agreements and secured a domestic supply of up to 429 million doses of seven promising COVID-19 vaccine candidates. Canada has secured the most diverse portfolio of any country. All Canadians can rest assured that a safe and effective vaccine will be available to them—for free—once it is ready.

8	Chapter 1

The government is working closely with health officials, provinces, territories and Indigenous partners on key aspects of Canada’s response to the pandemic, including research and development, procurement, bio-manufacturing and distribution of a vaccine. These efforts are supported by experts within the COVID-19 Vaccine Task Force, Therapeutics Task Force and Immunity Task Force.

Bilateral Agreements with COVID-19 Vaccine Suppliers

Vaccine	Type of Vaccine	Number of Doses
Pfizer	mRNA	Up to 76 million
Moderna	mRNA	Up to 56 million
Medicago	Virus-like particle	Up to 76 million
AstraZeneca	Viral vector	Up to 20 million
Johnson & Johnson	Viral vector	Up to 38 million
Novavax	Protein subunit	Up to 76 million
Sanofi and GlaxoSmithKline	Protein subunit	Up to 72 million
International COVAX Facility	—	Up to 15 million

1.4.1.1 Investing in Made-in-Canada Vaccine Technologies

The government is investing in ways to enhance Canada’s capacity to discover, manufacture and distribute vaccines, including:

•   Investing $126 million in the government’s capacity to manufacture vaccines by establishing a new bio-manufacturing facility at the National Research Council’s Human Health Therapeutics Research Centre in Montréal. This builds on the $44 million already invested in the facility since the onset of COVID-19 and will enable the National Research Council to increase vaccine manufacturing to up to two million doses per month.

•   Investing in bio-manufacturing capacity in Canada’s private sector, including at AbCellera and Medicago. These investments are funded through the Strategic Innovation Fund, which has been provided up to $792 million to support, among other things, research and development, clinical trials and manufacturing of vaccines and therapeutics to fight COVID-19.

•   Helping Canadian industry to develop a COVID-19 vaccine and therapeutics by providing $23 million to the National Research Council to provide support for research and development.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

In October 2020, women represented 57 per cent of biologists and related scientists, which includes such occupations such as virologist, microbiologist, and immunologist, among others. Women also represented 61 per cent of biological technologists and technicians, up from 51 per cent in February 2020, reflecting strong employment growth in this occupation, likely related to testing activity.

• Securing equipment and supplies for packaging vaccines once they are manufactured through a $150 million investment in 2020-21.

The government is further committed to ensuring that Canada is well-positioned to respond to future health emergencies and is exploring ways in which it can help promote long-term sustainable growth in Canada’s bio-manufacturing sector. Work is underway to assess current and ongoing needs in the sector and to find ways to complement recent government investments – such as those in the National Research Council’s Montréal facility and via the Strategic Innovation Fund. The Department of Innovation, Science and Economic Development and partner departments will actively engage with stakeholders to explore ways that the government can support future pandemic preparedness, including vaccine manufacturing in Canada.

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1.4.1.2 Vaccination Roll-out Preparedness

Since May, in preparation for vaccine roll-out, the government has invested a total of $284.2 million to improve our capacity to distribute COVID-19 vaccines to Canadians. This investment includes $125 million in 2020-21 for the shipping and storage of COVID-19 vaccines and $159.2 million, starting in 2020-21, to procure supplies needed to vaccinate Canadians (e.g. needles, alcohol swabs) and increase vaccine deployment capacity through improved infrastructure, promotion and national guidelines for the delivery of vaccines.

Rolling out vaccines will be a complex national endeavour. As part of continuing preparations for the distribution of a vaccine, Canada is working with provinces, territories, Indigenous partners and private sector partners to ensure the appropriate planning and infrastructure is in place to receive and deploy vaccines. Canada is supporting a coordinated approach, including through joint development of plans with provinces and territories, and by providing nationwide logistical support and warehousing services to supplement provincial and territorial capacity. In addition, Canada is securing specialized freezer capacity to hold tens of millions of doses at any given time, ensuring we can handle the specifications of potential vaccine candidates. This Team Canada approach will ensure that everyone can access a COVID-19 vaccine as seamlessly as possible, including in remote and isolated communities. The Canadian Armed Forces are working with the Public Health Agency of Canada to assist in logistics planning for the rollout of COVID-19 vaccines.

Just like Canada’s COVID-19 response, regulatory approval of a vaccine will be informed by science. Canada has invested in Health Canada to ensure its scientists can prioritize the review of COVID-19 vaccines, and work has begun – Canada is currently reviewing three vaccine submissions. The government has put in place an agile process that allows for review on a rolling basis. This will ensure promising vaccine candidates receive timely review and are approved when found to be safe and effective. Once our scientists approve a vaccine, the federal government, provinces and territories will be ready to ensure Canadians can access the vaccine in a timely manner, including accelerated access to priority populations, such as those most vulnerable to COVID-19.

1.4.2 Testing and Contact Tracing

The Government of Canada has made significant investments to ensure Canadians can be tested for COVID-19. This included seeking a commitment from provinces and territories to increase testing capacity to up to 200,000 tests per day and providing $4.28 billion to help them reach that goal. This support is also there so provinces and territories can conduct contact tracing and improve data on COVID-19. The COVID Alert smartphone application is facilitating contact tracing through anonymous exposure notifications. Hundreds of federal government employees are also helping provinces with contact tracing, at no cost. The federal government has agreements in place with seven provinces – New Brunswick, Quebec, Ontario, Manitoba, Saskatchewan, Alberta, and British Columbia – for federal government employees to provide assistance with contact tracing. Federal government employees can make nearly 18,000 contact tracing calls per day.

The percentage of tests coming back positive has risen recently and, as of mid-November, is above 7 per cent, on average, nationally. The higher the percentage, the higher the potential for transmission and the greater the likelihood that there are undetected cases of COVID-19 in the community. Continuing to ramp up testing and tracing is critical to detecting and isolating infections and ultimately reducing the spread of the virus.

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1.4.2.1 Scaling Up Testing Capacity

The government has made substantial investments to ensure Canada is prepared for subsequent waves of COVID-19. This includes an enhancement of 6,000 tests per day within Canada’s National Microbiology Laboratory to support the provinces and territories in their testing efforts. It also includes continued monitoring of the risk of transmission in the community in order to support outbreak management and infection prevention and control.

To support Canada’s continued COVID-19 response, the government proposes to provide $565.4 million to Health Canada and the Public Health Agency of Canada to ensure that federal and provincial laboratories continue to receive sufficient testing supplies and to support the roll-out of new rapid COVID-19 tests and innovative approaches to testing. $37.4 million of this proposed funding will support research, development, and modelling initiatives to track and identify the spread of the virus. For example, new science has demonstrated that monitoring COVID-19 in wastewater can serve as a critical surveillance tool for early detection and intervention in communities. Investing in wastewater analysis research has the potential to complement conventional COVID-19 testing and screening measures by identifying community spread early.

1.4.2.2 Rapid Testing

With rising COVID-19 cases, quick and accurate testing has become more important than ever. The government has been working to secure rapid testing technology. These new rapid tests can be analyzed on-the-spot, with results available in minutes. The procurement and deployment of these tests will aid in meeting the urgent demands from provinces and territories to test more Canadians, more frequently and reduce wait times for results, including in rural and remote communities without a laboratory nearby.

The government is working to review, approve, purchase and deploy COVID-19 rapid tests as quickly as possible.

Key Rapid Test Agreements

Company	Test Name	Number of Tests
Abbott Rapid Diagnostics	ID NOW	Up to 7.9 million
Abbott Rapid Diagnostics	Panbio	Up to 20.5 million
BD	BD Veritor	Up to 7.6 million
bioMérieux Canada	BIOFIRE RP2.1	Up to 700 thousand
Inter Medico	Cepheid GeneXpert	Up to 1.2 million

To date, more than 5 million rapid test kits have been delivered to provinces and territories. In total, Canada signed agreements for up to 38 million rapid tests which is over three times the total number of tests performed to date. This includes rapid tests that were deployed to remote communities earlier in the pandemic.

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COVID Alert App

Canada’s COVID-19 exposure notification app is a nationwide mobile app that lets users know if they have been exposed to COVID-19. The app is available to all Canadians and is currently connected to the health systems in Northwest Territories and every province except British Columbia and Alberta.

The app notifies users of potential exposure to the virus so they can take necessary precautions, get tested and know to monitor for symptoms. No matter where in the country someone lives, the app still notifies users of a possible COVID-19 exposure from someone in a jurisdiction where the app is fully on-line.

The app protects users’ privacy and does not track users’ location or collect identifiable information. As of late-November, there have been more than 5.5 million downloads of the app and over 6,200 positive cases registered using the app, notifying untold thousands more people of a potential exposure and preventing thousands more new cases.

 The government proposes to provide $20.5 million in funding to the Canadian Digital Service to continue delivering existing critical services, including the COVID Alert App, and to recruit talent that meets the demands for digital services stemming from COVID-19 and other government priorities.

1.4.3 PPE and Medical Equipment

The federal government has committed over $7.6 billion to rapidly procure more than two billion pieces of personal protective equipment. Canada continues to aggressively procure vital supplies to keep our nurses, doctors and frontline health care workers well-equipped and to keep all Canadians safe in the months and years ahead. This funding is in addition to the $3 billion for PPE procurement provided directly to provinces and territories through the Safe Restart Agreement.

The bulk of federally procured PPE and medical supplies is provided to provinces, territories and Indigenous communities, while a portion is retained for federal usage or held in reserve as part of the National Emergency Strategic Stockpile (NESS).

 The Government of Canada is also allocating an additional $1.5 billion, on top of prior amounts, in order to continue to procure PPE and provide warehousing and logistics support to rapidly deliver critical PPE and medical supplies to provinces, territories and Indigenous communities, as well as to maintain the readiness of the NESS.

As community transmission has re-emerged in Canada, public health officials in Canada are emphasizing the importance of maintaining physical distancing in public places and using face masks to help curtail the spread of COVID-19.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

Women are overrepresented in many frontline settings, including hospitals and long-term care homes. The greater risk of transmission of COVID-19 that this entails also means that investments in PPE triggered by the pandemic will disproportionately benefit women. In 2019, women comprised 91 per cent of registered nurses, 92 per cent of nurse practitioners and 91 per cent of licensed practical nurses. Immigrants and visible minorities are also overrepresented in certain frontline occupations. In 2016, more than one-third of nurse aides, orderlies and patient service associates were immigrants (86 per cent of which were women) compared to one-quarter of all other occupations. They were also more likely to identify as a visible minority (34 per cent) than workers in other occupations (21 per cent), with Black and Filipino women especially overrepresented.

12	Chapter 1

To support these public health measures and help keep Canadians safe, the government is proposing to remove the Goods and Services Tax/Harmonized Sales Tax (GST/HST) from the purchases of face masks and face shields. This will make these important items more affordable. This would provide $75 million annually in tax relief to Canadians and be effective from December 7, 2020, until the use of face coverings is no longer broadly recommended.

1.4.3.1 Made-in-Canada Approach

Since the government’s call to action on March 20, 2020, for Canadian industry to support the country’s response to the COVID-19 pandemic, over 6,500 companies, organizations, and individual Canadians have stepped forward to offer their expertise and assistance. To date this initiative has successfully secured domestic production for a range of critical PPE, medical devices and associated commodities. This includes surgical masks, medical gowns, face shields, ventilators and testing components.

The government also moved quickly to ensure there would be a reliable, Canadian-made supply of N95 masks by entering into a long-term purchase agreement with Medicom, located in Montréal. At least three million made-in-Canada masks have already been delivered. In partnership with the Government of Ontario, the government also invested in a 3M facility in Brockville, Ontario, that will begin delivering Canadian-made N95 masks in 2021.

1.4.4 Ensuring Clean and Healthy Ventilation in Public Buildings

Guidance from public health authorities indicates that the risk of COVID-19 transmission can be higher in closed spaces with poor ventilation.

Building on investments made through the COVID-19 Resilience Stream under the Investing in Canada Infrastructure Program and the Safe Return to Class Fund, the government proposes to provide $150 million over three years, starting in 2020-21, to Infrastructure Canada to improve ventilation in public buildings and help reduce the spread of COVID-19. This will help provincial, territorial, municipal and local governments and Indigenous communities fund projects that increase air quality and circulation, such as upgrades or conversions of heating, ventilation and air conditioning systems. More details on this measure will be announced in the coming months.

1.4.5 Preventing Outbreaks in Shelters

The COVID-19 pandemic has placed significant new funding pressures on Canada’s shelters that, in order to prevent outbreaks among people, have had to transform how they deliver services.

To enable physical distancing, enhanced cleaning and other emergency health and safety measures to prevent the spread of COVID-19 in shelters, the government will provide additional funding of $299.4 million in 2021-22 through Reaching Home: Canada’s Homelessness Strategy. Funding will also help prevent at-risk Canadians from becoming homeless by supporting targeted interventions that enable people to stay housed.

This is in addition to the government’s September 2020 announcement of $236.7 million to extend support for community-led responses to COVID-19 through Reaching Home. This builds on the $157.5 million announced in the spring, which enabled emergency shelters to implement physical distancing and other measures to protect health and safety.

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1.4.6 Border Measures

To help control the spread of COVID-19 in Canada, the government has also put in place restrictions and protective measures at its borders:

•

In March, Canada and the United States mutually agreed to temporarily restrict all non-essential travel across the Canada-U.S. border to protect people on both sides of the border while ensuring the flow of essential goods and services.

•	All travellers entering Canada, whether or not they are Canadian citizens, are subject to a mandatory quarantine.

•

The government has also enhanced the presence of public health officials at key points of entry. To manage risks, international travellers continue to be screened for symptoms of COVID-19 prior to entering the country.

1.4.7 Quarantine and Self-isolation Support

Canada is providing resources so that people who need to quarantine or self-isolate have a place to go.

•

To ensure all arriving travellers follow quarantine orders, the government provided $322 million in 2020-21 to maintain quarantine facilities at Canada’s four largest airports and other locations in Canada for greater national coverage.

•

In addition, to support vulnerable persons who cannot safely or effectively self-isolate upon a confirmed or suspected case of COVID-19 (e.g. crowded housing), the government has invested $100 million over two years, starting in 2020-21, to support safe voluntary isolation sites in municipalities across Canada.

•

To support employers in the farming, fish harvesting and food processing sectors who are facing extraordinary costs associated with ensuring temporary foreign workers isolate for 14 days, as required under the Quarantine Act, the government provided $54 million in 2020-21 to offset costs.

The government proposes to provide up to an additional $34.4 million in 2020-21 to continue the Mandatory Isolation Support for Temporary Foreign Workers Program, which will extend this support to the end of March 2021.

1.5 Long-term Care

The devastating COVID-19 outbreaks in long-term care homes have highlighted the gaps in standards and care for our most vulnerable. A large majority of COVID-19 deaths have occurred in long-term care facilities and seniors residences. In Quebec and Ontario these have been 81 percent and 70 per cent of fatalities, respectively, as of November 25.

From April to July 2020, Operation Laser deployed women and men of the Canadian Armed Forces (CAF) to support 54 affected long-term care facilities across Quebec and Ontario. At peak response, 1,942 CAF personnel were helping care for residents.

Many personal support workers continue to bravely go to work and provide essential care to vulnerable seniors, despite the threat of infection.

Gender Equality and Diversity in Canada
Gender Results Framework
Poverty Reduction, Health and Well-Being
Economic Participation and Prosperity

The pandemic has highlighted the gendered nature of long-term care in Canada. According to the 2016 Census, men accounted for 60 per cent of residents in residential care facilities for persons with disabilities and addictions, but women accounted for 69 per cent of all residents in nursing homes and residences for senior citizens. Women also accounted for the largest share of staff in long-term care facilities. In particular, in February 2020, according to the Labour Force Survey, women accounted for 82 per cent of employment in nursing and residential care facilities and 82 per cent of employment in home health care services. Two other groups – immigrants and visible minorities – were also overrepresented in nursing and residential care facilities and home health care services according to the 2016 Census.

14	Chapter 1

1.5.1 Helping Provinces and Territories Protect Long-term Care and Other Supportive Care Facilities

Seniors deserve to be safe, respected and live in dignity. Through the Safe Restart Agreement, the federal government invested $740 million to help provinces and territories address immediate needs of vulnerable populations, including those in long-term care. The federal government has helped provinces and territories to fight the outbreaks in long-term care facilities by providing PPE, contact tracing and over $39 million in funding for direct assistance through the Canadian Red Cross.

From day one, the federal government has worked with the provinces and territories to protect the most vulnerable, including supporting Canadian Red Cross work in a number of long-term care facilities. In Manitoba, which has been hit hard in the second wave, the federal government has approved a request for support in their long-term care facilities until January 15, 2021.

In addition to these efforts and building on what we have learned from the CAF deployment in long-term care homes, the Government of Canada is committing up to $1 billion for a Safe Long-term Care Fund, to help provinces and territories protect people in long-term care and support infection prevention and control. Funding will be contingent on a detailed spending plan, allocated on an equal per capita basis and conditional on provinces and territories demonstrating that investments have been made according to those spending plans. Provinces and territories will be able to use this funding to undertake a range of activities, including carrying out infection prevention and control readiness assessments, making improvements to ventilation and hiring additional staff or topping up wages.

Further, the government is committing $6.4 million over two years, starting in 2020-21, to the Canadian Foundation for Health Improvement to expand its LTC+ initiative, which allows long-term care facilities and seniors residences to register via an online portal and submit a self-assessment, making them eligible for coaching and seed funding to help address gaps. The additional funding is expected to allow LTC+ to expand its reach to about 1,000 facilities across Canada.

The government is also committing $1 million to engage with third parties to help identify resources to conduct readiness assessments in long-term care facilities and facilitate training on infection prevention and control.

Furthermore, the government is committing $2.4 million over three years to expand Health Canada’s capacity to support these new initiatives and undertake policy work related to commitments made in the Speech from the Throne.

Additionally, in cooperation with provinces and territories, the federal government provided substantial support to give essential workers a raise, including personal support workers and other frontline workers. In addition, the government is also committing $38.5 million over two years to support training up to 4,000 personal support worker interns through an accelerated 6-week online training program combined with a 4-month work placement, to address acute labour shortages in long-term care and home care.

One in four of the workers in our health sector are immigrants. They have been on the front lines of this pandemic, helping care for all Canadians, particularly those in long-term care. Many asylum seekers are among this group. In recognition of these “Guardian Angels” – asylum claimants working in the health care sector during the COVID-19 pandemic – playing a critical role in keeping Canadians healthy, the government announced a temporary measure that will provide a pathway to permanent residency for them.

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1.5.2 New National Standards

In order to make sure seniors and those in care live in safe and dignified conditions, the federal government will work with provinces and territories to set new, national standards for long-term care. The government remains committed to establishing these standards as a means to address critical gaps in long-term care facilities, including raising the working conditions of lower-wage essential workers in senior care, particularly personal support workers, who have persevered in the face of adversity. Solutions will be explored to improve retention, recruitment and retirement savings options for low- and modest-income workers, as discussed in Chapter 3.

1.6 Helping Vulnerable Canadians and Improving Public Health

1.6.1 Mental Health and Virtual Care

The emotional and mental health effects of the pandemic are likely to be ongoing as we face the second wave and public health measures are in place and economic uncertainty continues. 50 per cent of Canadians report that their mental health has worsened during COVID-19. The Canada Suicide Prevention Service is also reporting a 50 per cent increase in call volume.

The government has invested $500 million through the Safe Restart Agreement to address immediate needs and gaps in the support and protection of people experiencing challenges related to mental health, substance use or homelessness.

The government has also funded the development of virtual mental health care applications and has launched a free online portal, Wellness Together Canada. Site visitors have free access to educational content, self-guided therapy, moderated peer-to-peer support and one-to-one counseling with qualified health professionals. Since April 2020, there have been over 648,000 unique visitors to the Wellness Together Canada portal and 1.8 million sessions (e.g. text or phone interaction with qualified health professionals or peer support networks). Canadians from all provinces and territories have accessed the portal.

 To help Canadians through this difficult time, the government is investing an additional $93 million in 2020-21. This includes $50 million to bolster distress centres and $43 million to provide further support for the Wellness Together Canada portal and the resources it offers.

Gender Equality and Diversity in Canada
Gender Results Framework
Poverty Reduction, Health and Well-Being

In a crowdsourcing survey from April 24 to May 11, 2020, 71 per cent of gender diverse participants reported that their mental health is “somewhat worse” or “much worse” since physical distancing began, compared to 57 per cent of female participants and 47 per cent of male participants. Indigenous participants were also more likely to report somewhat or much worse mental health (60 per cent) in this same crowdsourcing survey than non-Indigenous participants (52 per cent). Indigenous women in particular noted this impact more than Indigenous men (64 per cent versus 54 per cent). In a separate crowdsourcing survey on Canadians living with long-term conditions and disabilities, 57 per cent reported experiencing “somewhat worse” or “much worse” mental health since the beginning of the pandemic. Previous research demonstrates that the mental health of younger Canadians has been particularly affected by the pandemic and quarantine.

Note on Methodology

Although crowdsourcing surveys are key in obtaining timely information about important issues, such as the extent to which COVID-19 is affecting the lives and well-being of different groups of Canadians, readers should note that unlike other surveys conducted by Statistics Canada, the lack of probability-based sampling means that the findings are not representative and cannot be applied to the overall Canadian population. In particular, some groups of Canadians may be overrepresented, while other groups may be underrepresented.

16	Chapter 1

1.6.2 Fighting the Opioid Crisis

The opioid crisis has taken far too many lives in Canada. The government has adopted a harm reduction approach which includes funding safe consumption sites.

However, the COVID-19 crisis has coincided with a worsening of the opioid crisis and a surge in opioid deaths. A recent study in Ontario found that over the first 15 weeks of the pandemic, there were 695 opioid-related deaths, a 38 per cent increase over the previous 15 weeks. Similarly, British Columbia has also experienced a large increase in opioid-related deaths and overdoses. In June 2020, 181 British Columbians died due to opioid use, compared to 76 in June 2019. British Columbia paramedics reported nearly 7,500 overdose calls in summer, the highest ever in a three-month stretch. Between April and June there were 302 opioid-related deaths in Alberta, up from 2018’s previously recorded three-month high of 211 deaths.

To support Canadians struggling with problematic substance use, and building on significant funding provided in Budget 2018 and Budget 2019, the government will provide an additional $66 million over two years, starting in 2020-21, to support community-based organizations responding to substance use issues, including to help them provide frontline services in a COVID-19 context.

1.6.3 Pharmacare

The government is taking concrete steps toward the implementation of national, universal pharmacare.

In 2018, the Government of Canada established the Advisory Council on the Implementation of National Pharmacare to provide independent advice on how to best implement national universal pharmacare. Based on the advice of the Council, the government is working with provinces, territories and other stakeholders to move forward in establishing the foundational elements of national, universal pharmacare, including:

•	A new Canadian Drug Agency that would negotiate drug prices on behalf of all Canadians, thereby lowering costs.

•	A national formulary to be developed by the Canadian Drug Agency.

•	A national strategy for high-cost drugs for rare diseases, with funding of $500 million per year, ongoing, starting in 2022-23.

¡

In the coming weeks, Health Canada will be setting out options for this strategy and will engage with provinces, territories, patients, industry and other interested groups to confirm the path forward.

Making High-Cost Drugs for Rare Diseases More Accessible

There are more than 7,000 rare diseases and although each one affects a relatively small number of patients, these diseases are life-threatening, debilitating and chronic health conditions. The high cost of many drugs for rare diseases and the limited clinical evidence (often limited because of small patient populations) make it difficult for patients and their families, employers and governments to make decisions on whether and how to pay for treatment. This can lead to challenges for many provinces and territories looking to help families. A national strategy will ensure more effective assessments of a drug’s efficacy, better manage costs and, crucially, expand coverage and access for patients.

Fighting COVID-19	17

1.6.4 Supporting the Canadian Red Cross Response to COVID-19

Since the early days of the pandemic, the Canadian Red Cross has made an important contribution to Canada’s response to COVID-19. Currently, the Canadian Red Cross is deployed to over 35 sites across the country with the support of federal funding.

In May 2020, the government announced up to $100 million in funding to help the organization meet increased demand due to COVID-19 while ensuring that it can also respond to other emergencies such as flood and wildfire relief efforts. Through this funding, the Canadian Red Cross has been able to provide surge capacity to provinces and territories and protect vulnerable populations, including residents in long-term care facilities and migrant workers.

To continue supporting the Canadian Red Cross efforts to respond to COVID-19 and other emergencies, the government proposes to make available an additional $35 million in 2020-21.

The COVID-19 pandemic has demonstrated the importance of having surge capacity readily available. Typically, organizations like the Red Cross are largely dependent on event-specific private and public contributions.

The government proposes to provide $150 million over two years, starting in 2021-22, to support the Canadian Red Cross and other non-governmental organizations in building and maintaining a humanitarian workforce to provide surge capacity in response to COVID-19 outbreaks and other large-scale emergencies.

1.6.5 Continuing to Support the Health Response in Indigenous Communities

The government swiftly began working in partnership with First Nations, Inuit and Métis leaders to support pandemic preparedness and response in Indigenous communities. While Indigenous communities were successful in controlling the spread of COVID-19 during the spring outbreak, now during the second wave, they are reporting alarming surges in COVID-19 cases.

To help ensure that First Nations, Inuit and Métis Nation communities can manage and control the virus during the second wave, as well as the influenza season, the Government of Canada is proposing to commit over $900 million to support the continued health response in Indigenous communities including:

$631.6 million over two years, starting in 2020-21, in additional support for the ongoing public health response to COVID-19 in Indigenous communities. This brings the total COVID-19 emergency health funding to $926.7 million.

As previously announced by the Minister of Indigenous Services, $82.5 million in 2020-21 to provide surge capacity to address mental wellness needs in Indigenous communities related to COVID-19 pressures.

$186.8 million over two years, starting in 2020-21, to address needs and gaps in supportive care facilities and provide additional home care in Indigenous communities, in order to protect elders and other vulnerable community members from COVID-19.

18	Chapter 1

1.7 Contributing on the Global Stage

In a global pandemic, we cannot beat this virus here at home until we beat it everywhere.

Canada is leading international coordination and cooperative efforts to provide equitable access to vaccinations, support global economic stability and help foster an inclusive recovery, including:

•

Investing $440 million through the COVAX Advance Market Commitment and COVAX Facility to purchase vaccine doses for low- and middle-income countries while also securing up to 15 million doses for Canadians. Canada’s contribution will help deliver fair, equitable and timely access to COVID-19 vaccines.

•

Co-convening, with Jamaica and the United Nations, the Financing for Development in the Era of COVID-19 and Beyond process and providing $400 million in 2020-21 in international development funding to address short-term humanitarian and development needs caused by the pandemic and other crises.

•

Working closely with G7 and G20 partners to develop and endorse the G20 Action Plan – Supporting the Global Economy Through the COVID-19 Pandemic and its updates. This Action Plan is promoting international cooperation, continuing financial support for citizens by governments that can afford it and helping to secure a global recovery that addresses the disproportionate impact of the crisis on women, young people, and the most vulnerable segments of the population.

•

As part of the Action Plan, G20 and Paris Club countries have provided an estimated US$5.7 billion in temporary debt payment relief to some of the world’s poorest countries through the Debt Service Suspension Initiative. Of this, Canada has provided over $40 million in debt payment relief.

•	Extending a new $1 billion loan to the International Monetary Fund’s Poverty Reduction and Growth Trust, which funds interest-free loans to low-income countries.

Fighting COVID-19	19

Chapter 1

millions of dollars

COVID-19 Economic Response Plan – Protecting Health and Safety	Impact Value[1]	Net Fiscal Impact (Accrual)
		2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026

1.3.2 Safe Restart Agreement	19,909	—	19,909	—	—	—	—	—

Safe Restart Agreement –

Amount announced in 2020 Snapshot	14,000	—	14,000	—	—	—	—	—

Further investments since 2020 Snapshot	3,527	—	3,527	—	—	—	—	—

Federal Investments in Testing, Contact Tracing, and Data Management	1,282	—	1,282	—	—	—	—	—

Sick leave (towards the Canada Recovery Sickness Benefit)	1,100	—	1,100	—	—	—	—	—

1.3.3 Supporting a Safe Return to Class	2,000	—	2,000	—	—	—	—	—

Safe Return to Class Fund	2,000	—	2,000	—	—	—	—	—

1.3.4 Support for Indigenous and Northern Communities	2,069	—	1,679	391	—	—	—	—
Health and Social Support for Northern Communities (critical priorities, air carriers, food subsidy enhancement) (2020 Snapshot)	115	—	115	—	—	—	—	—

Support for Essential Air Access to Remote Communities	174	—	116	58	—	—	—	—

Indigenous Community Support Fund –

Amount in 2020 Snapshot	380	—	380	—	—	—	—	—

Further support announced in August 2020	305	—	305	—	—	—	—	—
Additional support announced in this Statement	380	—	380	—	—	—	—	—

Safe Restart Framework for Indigenous Communities	318	—	318	—	—	—	—	—

Offsetting declines in Indigenous own-source revenues	333	—	—	333	—	—	—	—

Direct support to Yukon, Northwest Territories and Nunavut in further support of territorial COVID-19 pandemic response	65	—	65	—	—	—	—	—

1.4.1 Vaccines and Therapeutics	14,340	—	7,520	6,530	340	236	131	119

Support for Medical Research and Vaccine Developments (2020 Snapshot)	1,127	—	721	401	8	8	8	8

Further Support for medical research and vaccine[2]	13,087	—	6,789	6,109	310	205	101	88

Bio-manufacturing Capacity Expansion – National Research Council Royalmount Facility	126	—	10	19	23	23	23	23

1.4.2 Testing and Contact Tracing	1,370	0	779	569	24	5	5	5

Innovative Research and Support for New Testing Approaches and Technologies	546	—	530	16	19	—	—	—

Supporting and Sustaining the Public Health Agency of Canada and Health Canada’s Pandemic Operations	803	—	244	538	5	5	5	5

Canadian Digital Service	21	—	5	15	—	—	—	—

1.4.3 PPE and Medical Equipment	5,352	200	3,331	1,821	170	113	4	4

Funding for Personal Protective Equipment and Supplies (Public Health Agency of Canada) (2020 Snapshot)	2,000	200	1,800	—	—	—	—	—

20	Chapter 1

Chapter 1

millions of dollars

COVID-19 Economic Response Plan – Protecting Health and Safety	Impact Value[1]	Net Fiscal Impact (Accrual)
		2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026

PPE and Related Equipment Support for Essential Workers (funding for procurement) (Public Services and Procurement) (2020 Snapshot)	11	—	11	—	—	—	—	—

PPE and Related Equipment Support for Essential Workers (increased support) (Public Services and Procurement)	500	—	500	—	—	—	—	—

Additional PPE Procurement and Support for the Storage and Warehousing of PPE	2,746	—	1,000	1,746	170	113	4	4

GST/HST Relief on Face Masks and Face Shields	95	—	20	75	—	—	—	—

1.4.4 Ensuring Clean and Healthy Ventilation in Public Buildings	110	—	30	80	40	—	—	—

Improving Ventilation in Buildings	110	—	30	80	40	—		—

1.4.5 Preventing Outbreaks in Shelters	694	—	394	299	—	—	—	—
Support for the Homeless (through Reaching Home) (2020 Snapshot)	158	—	158	—	—	—	—	—

Extended Support For Community-Led Responses to COVID-19 through Reaching Home	237	—	237	—	—	—	—	—

Additional funding through Reaching Home: Canada’s Homelessness Strategy to prevent the spread of COVID-19 in shelters	299	—	—	299	—	—	—	—

1.4.7 Quarantine and Self-Isolation Support	908	—	650	256	—	—	—	—
Quarantine Facilities and COVID-19 Border Measures	765	—	507	256	—	—	—	—

Support for Food System Firms that hire Temporary Foreign Workers (2020 Snapshot)	50	—	50	—	—	—	—	—

Extension of the Mandatory Isolation Support for Temporary Foreign Workers Program	34	—	34	—	—	—	—	—

Addressing the Outbreak of COVID-19 among Temporary Foreign Workers on Farms	59	—	59	—	—	—	—

1.5 Long-Term Care	1,340	—	823	516	1	—	—	—
Canadian Armed Forces Support for the COVID-19 Response	418	—	417	0	0	—	—	—

Less: Funds Sourced from Existing Departmental Resources	-126	—	-126	—	—	—	—	—

Addressing Labour Shortages in Long-Term and Home Care	38	—	25	13	—	—	—	—

Further Investments in Long-Term Care	1,010	—	506	503	1	—	—	—

1.6.1 Mental Health and Virtual Care	334	—	334	—	—	—	—	—
Virtual Care and Mental Health Support (2020 Snapshot)	241	—	241	—	—	—	—	—

Supporting Distress Centres and the Wellness Together Canada Portal	93	—	93	—	—	—	—	—

1.6.2 Fighting the Opioid Crisis	66	—	21	45	—	—	—	—

Supporting Canadians struggling with Substance Use Disorder	66	—	21	45	—	—	—	—

Fighting COVID-19	21

1.6.4 Supporting the Canadian Red Cross’ Response to COVID-19	219	—	135	84	66	—	—	—

Support for the Canadian Red Cross (2020 Snapshot)	100	—	100	—	—	—	—	—

Further Support for the Canadian Red Cross’ Response to COVID-19	35	—	35	—	—	—	—	—

Civilian Humanitarian Workforce (Red Cross)	84	—	—	84	66	—	—	—

1.6.5 Continuing to Support the Health Response in Indigenous Communities	1,187	—	964	218	1	1	1	1

Enhancing Public Health Measures in Indigenous Communities (2020 Snapshot)	285		279	1	1	1	1	1

Further Enhancing Public Health Measures in Indigenous Communities	632	—	537	94	—	—	—	—
Indigenous Mental Wellness Support	83	—	83	—	—	—	—	—

Supportive Care in Indigenous Communities	187	—	64	123	—	—	—	—

1.7 Contributing on the Global Stage	845	-179	702	—	—	—	—	—
Support for international partners (including $322.4 million of International Assistance Envelope Crisis Pool and other re-allocated funding) (2020 Snapshot)	442	-179	299	—	—	—	—	—

Additional support for the international response to COVID-19	403	—	403	—	—	—	—	—

Other measures in the 2020 Snapshot	1,781	561	1,146	83	40	40	40	40

Immediate Public Health Response	50	25	25	—	—	—	—	—

COVID-19 Response Fund (including $500M for Provinces and Territories, completed in 2019-20 and $50M from existing resources)	1,025	500	512	37	37	37	37	37

Support for Health Canada and the Public Health Agency of Canada	88	—	70	3	3	3	3	3

Reducing Import Costs to facilitate access to Critical Medical Goods[3]

Estimated Cost in 2020 Snapshot	281	—	281	26	—	—	—	—

Re-Estimated Cost	518	—	475	43	—	—	—	—

Difference	237	—	194	17	—	—	—	—

Consular Assistance for Canadians Abroad	100	36	64	—	—	—	—	—

Total –

Policy Actions in the 2020 Snapshot	20,453	582	19,106	467	48	48	48	48
Impact of re-estimated costs	237	—	194	17	—	—	—	—

Policy Actions since the 2020 Snapshot	24,292	—	17,549	6,456	333	228	124	111
New Investments in Chapter 1 – Fighting COVID-19	7,538	—	3,565	3,951	301	118	9	9
Total – COVID-19 Economic Response Plan – Protecting Health and Safety	52,520	582	40,414	10,892	682	394	181	168
Note:	Numbers may not add due to rounding.
1

The impact value reflects projected cash expenditures and liquidity support primarily in 2020-21 (some measures also include 2019-20 expenditures, and projected expenditures in 2021-22). The fiscal (budgetary) impact on an accrual basis is lower, owing to cash-accrual accounting differences, the fact that some of these measures relate to loans, for which only provisions for potential losses would impact the balance, and tax deferrals, for which only foregone interest and penalties would affect the balance.

2	Spending profile adjusted to reflect updated departmental requirements.
3

Estimate assumes tariff waiver would remain in place for twelve months and may require adjustment based on the total duration of the measure. Estimated fiscal impact revised in September 2020 to reflect higher uptake than anticipated.

Legend Policy Action Announced since the July 2020 Snapshot Policy Action Included in the July 2020 Snapshot New in this Fall Economic Statement

22	Chapter 1

Chapter 2

Supporting Canadians through the Pandemic

2.1 A Plan for the Coming Months

Since this crisis began, the government has invested $407 billion – nearly 19 per cent of Canada’s GDP – to support our public health care systems, provide direct income benefits to Canadians, and bridge businesses through the crisis and deep into 2021, creating certainty for people and businesses when it’s needed most.

The government is delivering scalable and targeted support to keep Canadians healthy, safe and solvent. To date, the government has committed:

•	$270 billion in direct support to Canadians and businesses;

•	Up to $85 billion in tax and customs duty payment deferrals to meet liquidity needs of businesses and households; and

•

Over $52 billion in support for coordinated federal, provincial and territorial action to strengthen critical health care systems, purchase personal protective equipment and supplies, and support critical medical research and vaccine developments;

•	The federal government has provided more than 8 out of every ten dollars invested by governments in Canada to fight COVID-19 and support Canadians.

Programs like the Canada Emergency Wage Subsidy have helped protect over 3.9 million jobs, while the Canada Emergency Business Account has helped over 790,000 small businesses and not-for-profits keep their doors open. As of October, almost 80 per cent of the more than 3 million jobs lost at the outset of the pandemic have been recouped.

The extraordinary measures taken by the Government of Canada have stabilized the economy, helped Canadians and Canadian businesses stay strong through this crisis and prevented economic scarring. The government’s plan will continue to do this through the second wave.

Across Canada, COVID-19 cases continue to rise. As the crisis has evolved, so too have the government’s support measures. Canadians and Canadian businesses can rest assured that for as long as the pandemic lasts, the federal government will provide the support they need. These federal support measures will allow communities to make the difficult decisions to protect peoples’ health, without being forced to bear the full economic costs of shutdowns.

The government is also committed to helping more women get back into the workforce and ensuring that Canada’s plan continues to respond to the impacts of COVID-19 on diverse groups of Canadians.

The federal government knows that the best economic policy is a strong public health policy.

2.1.1 The Canada Emergency Wage Subsidy

The Government of Canada is committed to doing whatever it takes to protect Canadians’ jobs. The Canada Emergency Wage Subsidy has been central to the government’s response, helping protect over 3.9 million jobs. The wage subsidy supports workers to stay connected to their jobs and helps businesses remain open or re- open, which will help employees, employers and the whole country recover from this crisis faster.

Supporting Canadians through the Pandemic	23

Figure 2.1

Canada Emergency Wage Subsidy Take-up

The government has extended the Canada Emergency Wage Subsidy until June 2021, as committed to in the Speech from the Throne. As Canadians and Canadian businesses face the resurgence of the virus, this extension will give workers and employers certainty and stability over the coming months.

In October, the government announced enhancements to the program, such as allowing the subsidy rates to remain at their current level so that the maximum subsidy rate of 65 per cent of eligible wages would remain until December 19, 2020. In addition, the wage subsidy is now more flexible and responsive, allowing employers to access the maximum subsidy rate based on a single month’s revenue decline instead of having to demonstrate three months’ decline, giving employers support that better reflects their current or evolving needs.

Recognizing that we will face a difficult winter with the second wave, and that public health restrictions pose ongoing challenges to employers, the government wants to make sure businesses and workers have the support they need in the coming months.

Given the ferocity of the second wave and its expected economic impact, the government is proposing to increase the maximum subsidy rate to 75 per cent for the period beginning December 20, 2020 and to extend this rate until March 13, 2021, to provide greater certainty to employers.

The government will continue to monitor health and economic conditions to determine details for subsequent periods.

Thea and Hugo run a commercial laundry service. Their client hotels and inns were shut down temporarily in the spring, but Thea and Hugo managed to keep other clients.

Now facing a resurgence of the virus in their community, revenues in November are down 70 per cent from their levels last year and they anticipate revenues in December and January will be down by the same amount. Because of this, they are considering reducing staff. They are working to maintain 10 full- time employees, each being paid $600 per week for a total weekly payroll of $6,000.

As a result of recent enhancements to the Canada Emergency Wage Subsidy in October, Thea and Hugo’s business will qualify for the maximum subsidy rate of 65 per cent until December 19, 2020. This will provide them a total wage subsidy of $15,600 for October 25 to November 21, and again for November 22 to December 19, helping keep all their employees.

As a result of the increased maximum subsidy rate announced today, as their business continues to struggle over the coming months, it will qualify for the subsidy rate of 75 per cent in the following period, resulting in a total wage subsidy of $18,000 for the next period, an increase of $2,400.

24	Chapter 2

2.1.2 Enhancements to Employment Insurance

While many Canadians have returned to work since the spring, the uneven and evolving public health environment means that many continue to face challenges in finding and keeping work. To ensure Canadians have the support they need, the government announced temporary changes for one year that have made the Employment Insurance (EI) program more simple, flexible and generous. This will not only provide people with the income support to afford the basics, it will also get people ready to re-enter the labour market by giving them access to EI-funded training and employment support.

•   Canadians with 120 hours of insurable work or more can now qualify for regular and special benefits, wherever they live in Canada.

•   Canadians receiving EI are now eligible for a benefit rate of at least $500 per week, or $300 per week for extended parental benefits.

•   Canadians claiming EI benefits for a job loss are now eligible for at least 26 weeks of benefits.

•   For self-employed fish harvesters who rely on EI in the off-season, EI fishing benefits are calculated using either their earnings for the current claim or their earnings from their fishing claim for the same season from either of the previous two years, whichever is highest.

•   The usual one-week waiting period and the requirement to provide a medical certificate are waived for EI sickness benefit claimants.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

Compared to fathers, mothers are more likely to work part-time or fewer hours, which may affect their ability to qualify for Employment Insurance (EI). In 2019, a mother with a youngest child aged 0-5 years had a labour force participation rate of 75 per cent, compared to 95 per cent for fathers with a child in the same group. Even when mothers did work, they were 17 per cent less likely to work full-time, and when they did work full-time, they worked, on average, 4 hours less per week. A more flexible EI system is designed to address the extraordinary impacts of the pandemic on workforce participation.

EI benefits will now be available to more vulnerable Canadians, including many women who would not have had enough insurable hours of work to qualify in the past, supporting an additional 400,000 people through the program.

2.1.3 Canada Recovery Benefits

The Canada Emergency Response Benefit provided emergency income support to millions of Canadians. Since the end of the program, 2 million claimants have applied to the simplified Employment Insurance system but many Canadians were still not eligible for EI. The government launched three new income support benefits for these workers—those who continued to be unable to work for reasons related to COVID-19, such as providing care to a relative. The Canada Recovery Benefits are available to self-employed Canadians and gig workers, as well as workers who have not lost their job but have seen significant income loss due to COVID-19. To date, 1.5 million Canadians have applied to receive one of these benefits. The benefits are available until September 25, 2021.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

COVID-19 has put a spotlight on the value of unpaid care work for society and the economy – the majority of which is done by women. In particular, in 2015, women aged 25-54 years spent 90 minutes more per day on unpaid domestic and care work than men. Additionally, Oxfam reports that according to a national poll conducted by Leger of 1,523 Canadians between June 5 and June 7, 2020, 71 per cent of women surveyed reported feeling more anxious, depressed, isolated, overworked, or ill because of shouldering even more unpaid care work as a result of the COVID-19 crisis. Indigenous and Black Canadians reported greater difficulties due to increased unpaid care work caused by COVID-19 than their white peers, and Indigenous respondents were three times as likely as white respondents to say that increased unpaid care responsibilities had affected their economic opportunities and that they have had to give up looking for paid work.

Supporting Canadians through the Pandemic	25

•

A Canada Recovery Benefit of $500 per week for up to 26 weeks is supporting Canadians who have not returned to work due to COVID-19 or whose income has dropped by at least 50 per cent. These workers must be available and looking for work, and must accept work where it is reasonable to do so. In addition to providing income support to help cover basic expenses, it will also help people stay connected to the job market by allowing them to earn some level of income while receiving the benefit.

•

A Canada Recovery Sickness Benefit of $500 per week for up to two weeks is available for workers who are unable to work for at least 50 per cent of the week because they are sick or must self-isolate for reasons related to COVID-19—including those with underlying conditions, who are undergoing treatments or who have contracted other sicknesses that make them more susceptible to COVID-19.

•

A Canada Recovery Caregiving Benefit of $500 per week for up to 26 weeks per household is available for workers unable to work for at least 50 per cent of the week because they must care for a child under the age of 12 or a family member who requires supervised care because schools, child care centres or care facilities are closed due to COVID-19, or because the child or family member is sick and/or required to quarantine or is at high risk of serious health implications because of COVID-19. This will particularly benefit women who tend to shoulder the majority of caregiving responsibilities in Canada.

Amirah lives outside of Montréal and worked part time as a tour guide from June to September after the initial lockdown. Amirah had been able to accumulate only 400 hours of insurable employment when restriction measures were imposed again. Under normal EI rules this would not have qualified her for EI regular benefits. However, thanks to the temporary changes to EI, she has more than the minimum 120 hours of work required and can qualify for at least 26 weeks of EI regular benefits at a minimum amount of $500 per week. This will give her the time and flexibility to find a new job.

Her husband, Ben, is a self-employed graphic designer. He earned $34,000 in 2019, but his business has slowed due to COVID-19 and he claimed the CERB over the spring and summer. Although he has started working again this fall, his weekly income is still more than 50 per cent below what he would have normally earned before the pandemic. With the new Canada Recovery Benefit, Ben is eligible for $500 per week in income support for up to 26 weeks.

26	Chapter 2

2.1.4 The Canada Emergency Rent Subsidy

Business owners have worked hard to adapt to the pandemic—finding ways to offer services online, providing delivery options, reducing store hours, updating factories to make them safer for workers, or investing in PPE. Even so, for many, revenues are still down, while costs like rent and mortgages stay the same. The recently launched Canada Emergency Rent Subsidy provides direct and easy-to-access rent and mortgage support from September 27 2020 until June 2021 for qualifying organizations affected by COVID-19.

This program lets business owners apply directly, without going through landlords. The rent subsidy is provided to eligible tenants and property owners, supporting businesses, charities, and non-profits that have suffered a revenue drop, by subsidizing eligible expenses. The current rate provides a subsidy, on a sliding scale, up to a maximum of 65 per cent until December 19, 2020.

To provide greater certainty to businesses and other organizations, the government is proposing to extend the current subsidy rates of the Canada Emergency Rent Subsidy for an additional three periods. This means a base subsidy rate of up to 65 per cent will be available on eligible expenses until March 13, 2021. This would ensure that businesses and other organizations continue to have the support they need through the second wave of the pandemic and the winter.

Since launching on November 23, applicants have been able to use the rent subsidy towards rent payable. The government will soon introduce legislation to formalize this as an eligible expense.

Graham operates a local chain of three gyms on rented property. Revenues were down 70 per cent in October. His total rent for all three locations was $30,000 from September 27 to October 24. This means that he would be eligible for the maximum rent subsidy of 65 per cent. Graham would receive $19,500 to help cover rent.

2.1.5 Lockdown Support

Under the new Lockdown Support program, organizations that are subject to a lockdown and must shut their doors or significantly restrict their activities under a public health order are eligible for an additional 25 per cent top-up, in addition to the Canada Emergency Rent Subsidy base subsidy of up to 65 per cent, until December 19, 2020.

This means hard-hit businesses can receive up to 90 per cent support for rent.

The government is proposing to extend the rate of 25 per cent for the Lockdown Support for an additional three periods, until March 13, 2021.

Pascale owns a restaurant. Her restaurant was forced to close the dining room on October 1st due to public health restrictions. Pascale is working on developing a take-out service but her revenues are down 80 per cent. Pascale continues to incur mortgage interest, property tax, and property insurance on her property. Between September 27 and October 24, those costs amounted to $20,000. Pascale would be eligible for a 65 per cent rent subsidy, plus Lockdown Support of 25 per cent for the 24 days the restaurant was closed under public health restrictions. Pascale would receive $17,286 to cover her mortgage interest, property tax, and property insurance.

Supporting Canadians through the Pandemic	27

2.1.6 The Canada Emergency Business Account

To date, the Canada Emergency Business Account (CEBA) has provided over 790,000 small businesses and non-profits with interest-free loans, partially forgivable if paid back by December 31, 2022.

Initially providing loans of up to $40,000, with up to $10,000 forgivable, the CEBA program will soon be expanded, allowing qualifying businesses to access an additional interest-free $20,000 loan, in situations where there is need. Half of this additional amount, up to $10,000, would be forgivable if the loan is repaid by December 31, 2022.

The government recently extended the availability of the CEBA program to small businesses that have not been operating from a commercial banking account. These small businesses are now able to apply for the CEBA, provided that they have successfully opened a new commercial account and fully meet the eligibility requirements of the program.

Gender Equality and Diversity in Canada
Gender Results Framework
Leadership and Democratic Participation

As of September/October 2020, half (54 per cent) of businesses in Canada had applied for and received the CEBA. Businesses that were majority-owned by Indigenous persons (56 per cent), immigrants (61 per cent), members of LGBTQ2 communities (57 per cent) and visible minorities (61 per cent) were more likely to report applying for and receiving the CEBA than those that were majority-owned by women (50 per cent) and persons with a disability (49 per cent).

Loans are provided through financial institutions, such as banks and credit unions, in cooperation with Export Development Canada. The deadline to apply for a CEBA loan has been extended to March 31, 2021.

These enhancements demonstrate the government’s commitment to stand by small businesses to ensure they can continue to support families and communities across the country.

Suzie runs a coffee shop. She has two full-time and two part-time employees. Under COVID-19 restrictions, she has had to scale down indoor dining services and shift to take-out options only. Due to the drop in customers and sales, Suzie has lost about half of her revenue.

This summer, with the large decline in revenue but ongoing costs for wages, rent and other expenses, Suzie was worried about the future of her business and whether to lay off her staff. She contacted her bank for options and was able to access an interest-free, partially forgivable loan of $40,000 under the Canada Emergency Business Account (CEBA). In combination with other financial supports, this helped to cover a portion of employee salaries, allowing Suzie to keep her employees and even bring back the part-time staff. She was also able to use the loan towards insurance, utilities, and other bills. If she pays back the loan before December 31, 2022, $10,000 will be forgiven.

With the ongoing pandemic and the potential for further restrictions, Suzie may continue to face slow business and serious cash flow issues. This hardship would qualify her to access a further $20,000 in CEBA loans, $10,000 of which would be forgivable if also paid back by December 31, 2022, helping to keep her shop open.

28	Chapter 2

2.1.7 Support for Highly Affected Sectors

As outlined in the Speech from the Throne, some businesses, particularly those in highly-affected sectors like tourism and hospitality, have struggled to access sufficient financing. To help address this challenge and bridge these businesses through the crisis, the government proposes to work with financial institutions in the near term to offer loans on more generous terms to the hardest hit businesses, to help ensure they remain viable and in place to drive future economic growth:

The government will work with financial institutions in the near term to create the Highly Affected Sectors Credit Availability Program (HASCAP) – a new program for the hardest hit businesses, including those in sectors, like tourism and hospitality, hotels, arts and entertainment. This stream will offer 100 percent government-guaranteed financing for heavily impacted businesses, and provide low-interest loans of up to $1 million over extended terms, up to ten years. Rates will be lower than those offered in BCAP and beneath typical market rates for hard hit sectors.

The government will provide details on the Highly Affected Sectors Credit Availability Program soon.

Supporting Canadians through the Pandemic	29

2.1.8 Regional Relief and Recovery Fund

Businesses, workers and communities in every corner of Canada have been impacted by COVID-19. To help support those businesses unable to access other federal pandemic support programs, the government announced the $962-million Regional Relief and Recovery Fund on April 17, providing significant funding through Canada’s Regional Development Agencies. The government increased funding on October 2, bringing total support to more than $1.5 billion.

•	$568 million for Western Economic Development

•	$34 million for the Canadian Northern Economic Development Agency

•	$72 million for the Federal Economic Development Initiative for Northern Ontario

•	$436 million for the Federal Economic Development Agency for Southern Ontario

•	$281 million for Canada Economic Development for Quebec Regions

•	$170 million for the Atlantic Canada Opportunities Agency

To date, this program has protected over 102,000 jobs and supported over 14,700 businesses, including over 8,500 clients in rural areas and 5,100 women-owned businesses.

To better ensure the Regional Relief and Recovery Fund can continue to support small businesses unable to access other federal pandemic support programs, including replicating newly announced Canada Emergency Business Account loan limit increases, the government is proposing a top-up of up to $500 million, on a cash basis, to Regional Development Agencies and the Community Futures Network of Canada, bringing total funding to over $2.0 billion in this fund.

The government is also proposing to provide up to $3 million to the Canadian Northern Economic Development Agency for foundational economic development projects that will support small businesses in Canada’s Territories.

To better tailor support to businesses in Western Canada, in recognition of its diverse regional economies, the government proposes to introduce a new approach to regional development in the West by creating separate regional development agencies for British Columbia and the Prairies, adding a new, seventh Regional Development Agency in British Columbia. Additional details and investments will follow.

2.1.9 Support for Tourism and Hospitality

Communities across Canada have been hit hard by the decline in tourism. Approximately 750,000 workers and 2 per cent of Canada’s GDP are attributed to tourism. Small and medium sized firms dominate the tourism sector and it employs a higher proportion of youth, women and Indigenous people compared to their share of the workforce. Domestic and international tourism is also a key economic generator and an important source of jobs in many rural and northern regions of the country.

Pandemic restrictions have taken a toll on Canada’s tourism industry—on jobs, businesses and communities— and it is expected that the uncertainty will persist into 2021. The recently launched Canada Emergency Rent Subsidy and Lockdown Support, enhanced Canada Emergency Business Account, and Canada Emergency Wage Subsidy at the proposed new maximum subsidy rate of 75 per cent, along with the new Highly Affected Sectors Credit Availability Program, will continue to provide a robust backstop for the sector in the months ahead. These programs have been designed with diverse, hard hit sectors like tourism and hospitality in mind. To date, approximately $9.7 billion is estimated to have flowed to businesses in these sectors through the Canada Emergency Wage Subsidy, Canada Emergency Business Account and the Canada Emergency Commercial Rent Assistance.

30	Chapter 2

The Regional Relief and Recovery Fund has provided $202 million in support to 2,830 tourism-related businesses.

Recognizing the importance of the Regional Relief and Recovery Fund in supporting local tourism businesses, the government will earmark a minimum of 25 per cent of all the Fund’s resources to support local tourism businesses, providing more than $500 million in program support through June 2021.

The government will continue to work with partners and stakeholders to identify the best ways to support the longer term rebound and recovery of this important sector.

2.1.10 Support for Workers in the Live Events and Arts Sectors

Cultural and recreation industries, which employ hundreds of thousands of Canadians, have been particularly hard hit by the pandemic, being among the first to shut down and likely among the last to return to regular activities. The COVID-19 pandemic has resulted in the near complete suspension of live events and arts presentations, affecting thousands of self-employed and freelance artists and event workers across the country. The pandemic has also has resulted in the drastic reduction of advertising revenues for Canadian broadcasting companies, including local television and radio stations on whom many Canadians rely for their news and entertainment.

To support the planning and presentation of COVID-19-safe events and the arts — including both live and digital — and to provide work opportunities in these sectors, the government will provide $181.5 million in 2021-22 to the Department of Canadian Heritage and the Canada Council for the Arts to expand their funding programs. This includes a one-year renewal of funding provided in Budget 2019 for the Building Communities through Arts and Heritage program, the Canada Arts Presentation Fund and the Canada Music Fund.

The government will also provide additional COVID-19 relief to local television and radio stations by supporting the waiving of broadcasting Part II licence fees in 2020-21, which are collected annually by the Canadian Radio- television and Telecommunications Commission. Waiving these fees will provide up to $50 million in relief to these companies, helping them to stay afloat and maintain their broadcasting offerings to Canadians.

The government understands that certain major live events and festivals will require unique support. The government will work with industry to prevent the closure of unique and irreplaceable flagship events and festivals across Canada, and to ensure the survival of key, globally-recognized assets in this sector.

To address the impact of COVID-19 on film and television productions across the country, the government announced a $50 million Short-Term Compensation Fund in September 2020. This initiative is compensating for the lack of insurance coverage for COVID-19–related filming interruptions and production shutdowns, allowing the industry to continue with its operations.

Supporting Canadians through the Pandemic	31

2.1.11 Support for the Air Sector

Canada is a vast country, and we rely more on air travel than others. Carriers have cut routes during the pandemic, leaving Canadians in certain communities with limited mobility and limited access to essential goods and services. Since the beginning of the pandemic, the government has announced $192 million to support essential air services to remote and northern communities. The funding is helping to ensure these communities have continued access to food, medical supplies, and other essential goods and services.

Canada’s air travel system directly employs over 100,000 Canadians. However, COVID-19 and related health restrictions have caused Canada’s air sector to suffer a near collapse in passenger travel. This is threatening the viability of our airlines and airports, and most importantly, the people who work there and the communities that rely on them. Since the beginning of the pandemic, air sector workers have received over $1.4 billion in support through the Canada Emergency Wage Subsidy.

The government is committed to ensuring that Canada’s air sector continues to connect Canadians and Canadian marketplaces, as part of a dynamic aerospace industry. However, since the beginning of the pandemic, we have heard from many Canadians who had booked travel and ended up stuck with vouchers for trips they could not take instead of getting refunds. The government is establishing a process with major airlines regarding financial assistance. As part of this process, the government will ensure Canadians are refunded for cancelled flights.

To support regional air transportation, including regional air carriers, the government proposes to provide up to $206 million over two years, starting in 2020-21, to the Regional Development Agencies for a new Regional Air Transportation Initiative.

To support small and regional airports in making critical investments in health and safety infrastructure, the government proposes to provide additional funding of $186 million over two years, starting in 2021-22, for the Airports Capital Assistance Program (ACAP). Small federally-owned airports, which are not currently eligible for ACAP, would also be eligible to access the program for 2021-22 and 2022-23.

To support large airports in making critical investments in safety, security and transit infrastructure, the government proposes to provide $500 million over six years, starting in 2020-21, to establish a new transfer payment program. Transit projects at large airports, such as the new Réseau express métropolitain station at the Montreal Airport, will be eligible for funding. The government will consider supporting further airport investments to help address the health, safety and economic impacts of COVID-19.

To continue supporting the operations of Canada’s major airports, the government proposes to extend $229 million in additional rent relief to the 21 airport authorities that pay rent to the federal government, with comparable treatment for Ports Toronto, which operates Billy Bishop Toronto City Airport. This support to airports would be made up of repayable and non-repayable rent relief, with non-repayable support costing $29 million over 4 years, starting 2020-21. Rent relief would be provided as follows:

-	Waiving rent payments for small airports (i.e., those with passenger volumes of less than one million passengers in 2019) for 2021, 2022 and 2023;

-	Waiving rent payments for medium airports (i.e., those with passenger volumes between one million and ten million in 2019) for 2021; and,

-	Deferring rent payments for the largest airports for 2021, with repayment to occur over ten years, starting in 2024.

To further assist airports to manage the financial implications of reduced air travel, the government proposes to provide $65 million in additional financial support to airport authorities in 2021-22.

32	Chapter 2

2.1.12 Support for Innovative Businesses

To ensure that innovative, intellectual property-rich firms have the support they need to face the challenges presented by COVID-19, it is proposed that $250 million over 5 years, beginning in 2021-22, be provided to the Strategic Innovation Fund. Through its continued support of large-scale transformative projects, the Strategic Innovation Fund will help Canada’s most innovative firms and industries weather the pandemic and grow into world leaders that will help drive growth and create jobs in the Canadian economy.

2.1.13 Large Employer Emergency Financing Facility

In May 2020, the government launched the Large Employer Emergency Financing Facility (LEEFF) to make bridge credit financing available to large Canadian businesses whose needs during the pandemic are not being met through conventional financing. The objective of this support is to help protect Canadian jobs, help Canadian businesses weather the current economic challenges, and avoid bankruptcies of otherwise viable firms where possible.

The government is exploring options to enhance the LEEFF program, to respond to the specific liquidity needs of a greater number of large Canadian businesses.

2.2 An Unprecedented Economic Shock

The COVID-19 pandemic has brought about the deepest and fastest recession, worldwide, since the Great Depression (Chart 2.1). The public health measures necessary to contain rapidly rising case numbers and save lives caused a sudden and unprecedented impact on the global economy over the first half of 2020. The collapse in economic activity was most severe in advanced countries, with G7 economies contracting by between 8.7 per cent in Japan and 21.8 per cent in the United Kingdom. The drop in Canada’s real GDP was the fourth largest in the G7 at 13.4 per cent over the first half of 2020. Even after accounting for the expected rebound in activity in the third quarter of the year, the International Monetary Fund (IMF) projects global growth to contract 4.4 per cent in 2020.

Supporting Canadians through the Pandemic	33

Here at home, the shock to the Canadian economy caused by the spread of COVID-19 was historically sudden and deep. The decline in real GDP in the second quarter was, by far, the largest on record, with much of the damage occurring over a very short time from mid-March to the end of April. Over this period, more than 3 million Canadians lost their jobs and the employment rate for Canadians aged 15 to 64 fell from record highs to record lows (Chart 2.2).

This historic collapse in economic activity was felt across the economy. Activity in the housing market paused in the spring. Lockdowns and supply chain challenges forced many retailers, manufacturers and service providers to close their doors. Consumers drastically cut back their spending as they followed public health advice and stayed home. Public health measures and lower demand combined to substantially reduce revenues for many businesses. Essential workers continued to perform their jobs, which Canadians depend on, facing the dangers of the pandemic every day. Close-contact businesses in the hospitality, retail, entertainment and recreation industries, such asrestaurants, hotels, gyms, performance halls and sporting events, were hit especially hard, as were the many women, young people, racialized Canadians, and low-income workers who rely on these businesses for their livelihoods. The many small businesses in these sectors continue to face acute challenges (Charts 2.3 and 2.4).

34	Chapter 2

2.2.1 Millions of Jobs Were Lost

At the height of the spring lockdown, over 5.5 million Canadians were either laid off or working significantly reduced hours (Chart 2.5). The surge in the number of workers still employed but not working any hours was an atypical feature of this crisis, creating a need for new measures to help businesses retain their employees. Employment losses were highest in accommodation and food services (Chart 2.6), industries which disproportionately employ women, young people and new Canadians.	Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

Early labour market impacts from COVID-19 were more strongly felt among low-wage workers, with a 38 per cent decline in employment between February and April, compared to 13 per cent for all other employees. Women low-wage workers (41 per cent) fared worse than men low-wage workers (34 per cent). Very recent immigrants (five years or less) were also strongly affected, with employment declining 23 per cent from February to April, compared to 14 per cent for those born in Canada.

Supporting Canadians through the Pandemic     35

2.2.2 Exposing Inequalities

This pandemic has laid bare – and in many cases deepened – the inequalities in Canadian society. The virus has disproportionately spread in low-income and racialized communities. Job and wage losses have been higher among young people, low-income workers, people living with disabilities, and women. Mothers with small children, racialized and newcomer women and the women who often take on the additional burden of unpaid care work, also have reduced access to community services and supports. Lower-wage workers, who were already vulnerable to income shocks given lower savings and reduced access to credit, also lost jobs in disproportionate numbers (Charts 2.7 and 2.8).

36     Chapter 2

At the trough of the recession in April, youth employment declined by more than a third relative to February. About 1.5 million fewer women were employed in April than in February. Employment among recent immigrants fell more sharply than it did for those born in Canada. Racialized Canadians also reported stronger labour market impacts. In a crowdsourcing survey conducted by Statistics Canada in late-May and early-June, 47 per cent of persons identifying as West Asian, 42 per cent of persons identifying as Filipino, 40 per cent of persons identifying as Korean and 40 per cent of persons identifying as Southeast Asian reported experiencing a job loss or reduced work hours, compared to 34 per cent of persons identifying as White.

Many Canadian families found themselves with limited options for child care. As a result, parents had to either juggle full time work while staying at home or opt to drop out of the labour force to look after their children. This represents yet another gap in our social safety net; prior to the pandemic access to affordable child care was a challenge and in the pandemic it became nearly unattainable. There were clear impacts on the employment of women who are mothers as well as on the primarily female and racialized Canadians who work in child care. Women’s labour force participation rate has been reduced to its lowest level in three decades.

This year, millions of Canadians suddenly faced a loss of employment income. Over the first half of 2020, employment income fell by an unprecedented $32 billion, or a 10 per cent decline (Chart 2.9). The Employment Insurance system was flooded with millions of applications from Canadian workers, many of whom did not qualify for Employment Insurance. (Chart 2.10). This exposed the size of the gaps in Canada’s social safety net. Federal government supports, such as the CERB as well as the GST Credit and CCB top ups, have helped address income gaps.

Supporting Canadians through the Pandemic     37

2.3 A Partial and Uneven Rebound

2.3.1 Government Support Has Stabilized the Economy

The government’s fiscal support measures have provided, and will continue to provide, substantial support to the Canadian economy. Overall, Department of Finance analysis indicates that direct support measures are expected to result in economic activity being 4.6 per cent higher in 2020 and 4.4 per cent higher in 2021 compared to a scenario without support measures.1 This translates into about 1.2 million full-time equivalent jobs protected in 2020. Without the direct support, the unemployment rate would have risen by an additional 6 percentage points in 2020, and remained above 12 per cent by the end of 2021 (Charts 2.11 and 2.12).2 Overall, we estimate that these measures offset about half of the negative economic effects of the pandemic on the unemployment rate by the second quarter and about a quarter of the negative effects on real GDP. The swift, decisive and substantial support provided by the federal government has worked to protect Canadians’ health, Canadians’ jobs and Canadians’ businesses, positioning Canada’s economy for a robust and lasting recovery once the virus is conquered. Government support will help lay the foundation for the economic recovery.

[1]

The liquidity and credit support measures implemented by the government and its partner institutions have also been critical in mitigating the negative impact of the pandemic by facilitating the supply of credit. These measures have supported the stability of the financial sector and limited the possibility of the economic crisis translating into a financial crisis.

[2]

The impact of the Government’s direct support measures has been estimated using the Department of Finance’s macroeconomic and fiscal model of the Canadian economy. The estimates are contingent on many assumptions that underpin the forecasts including the spread of the virus, containment measures, how quickly safe and effective vaccines and therapies become widely available, the evolution of domestic and international economies, and the impact on GDP and employment of an additional dollar of direct spending. Unique to the COVID-19 crisis, the short-term boost in economic activity caused by government direct spending will be mitigated by the effect of social distancing, i.e. some households being more likely to postpone spending of their income support. The timing and likelihood of those effects are hard to estimate with precision but some of the spending that is curtailed in the near term is expected to resume as restrictions ease.

38     Chapter 2

2.3.2 Canada’s Third Quarter Rebound Outperformed Expectations

The federal government’s rapid and substantial support resulted in Canada experiencing a shallower contraction in the overall economy than would otherwise have been the case. After seeing its deepest decline on record this past spring, Canada’s economy strongly rebounded in the third quarter with an annualized increase in real GDP likely over 45 per cent, while almost 80 per cent of the more than 3 million jobs lost at the outset of the pandemic have been recouped (Charts 2.13 and 2.14). This rebound was even stronger than predicted in the July Economic and Fiscal Snapshot (EFS 2020). At the same time, the rebound has been uneven and partial. Higher-wage workers in sectors such as tech and professional services to finance and public service, and who tend to be able to work from home have experienced less job loss or have even seen employment rebound to levels higher than before the pandemic. Meanwhile, lower-wage workers in industries still affected by public health restrictions and weaker demand due to COVID-19 – including hotels, travel, entertainment and restaurants – are facing shortened hours or unemployment.

Thanks to this support, the Canadian economy has shown considerable resilience, with a sharp rebound in economic activity and jobs through the summer and the early fall. Although the second wave of infections will temper growth in the short-term, and likely extend the period of time for recovery, the Canadian economy is poised to be back on a more sustainable growth track next year buttressed by strong fundamentals.

Programs such as the Canada Emergency Wage Subsidy gave employers financial support so they could keep or re-hire their workers. Job postings data shows that labour demand has steadily increased since April (Chart 2.15). In September, the Safe Restart Agreement and the Safe Return to Class programs helped schools and child care centres to reopen, allowing many parents to return to work. This support, along with a lower infection rate so far, has meant that the rebound in Canadian employment has exceeded that in the United States. Canada has recovered almost eight in ten of the lost jobs compared to just over half in the United States, with sectors such as

Supporting Canadians through the Pandemic     39

education, real estate, professional services, finance, and insurance more than recouping their losses. Importantly, federal support for Canada’s labour market has helped Canadians get back to work more quickly and be more confident in their future employments than their counterparts in the United States (Chart 2.16). Jobs have still not returned to pre-pandemic levels though, and the virulent second wave and public health measures put in place to fight it will inevitably have an impact on growth and jobs.

2.3.3 Government Support has Helped Increase Household Disposable Income and Savings

While many Canadians continue to face challenges as a result of unemployment or reduced income, there are signs that, overall, government transfers have meant that many Canadian households were able to avoid taking on debt during in the first half of 2020. This factor, combined with reduced spending opportunities, actually led many people to substantially increase their savings, a feature of this recession that is unlike others (Chart 2.17). These savings helped fuel a quick rebound in retail and consumer spending over the summer and fall. Given this level of support, household balance sheets are now in a better place than would normally be the case. More important than just sustaining the rebound in consumer spending for the economy, this positions households to be a central force within our economic recovery. These savings are a preloaded stimulus Canadians will be able to deploy once the virus is vanquished and the economy fully reopens. And, as a result of meaningful government support, vulnerable Canadian workers—a group typically with limited savings—who experienced pandemic-related unemployment, did not, in aggregate, take on additional debt just to pay for essentials.

Overall, reflecting significant and targeted direct income support, Canada’s household savings rose most among major advanced economies over the first half of 2020 (chart 2.18). Unleashing these savings will be a key element of the government’s recovery plan.

40     Chapter 2

2.3.4 Different Sectors Have Felt Different Impacts

Economic activity has been uneven. Certain sectors and industries— such as retail and wholesale trade and housing-related sectors— are near or out-performing pre-pandemic levels (Figure 2.4), benefitting from pent-up demand among households with well-supported incomes. Other areas of the economy, such as manufacturing and exports have recouped most losses, but they have plateaued somewhat below pre-pandemic levels, in part reflecting weak global demand. The industries that continue to lag are those still highly affected by public health restrictions and weaker demand due to COVID-19 related concerns and behaviour changes. Food services and accommodation, arts and entertainment, tourism and transit all remain highly depressed compared to pre-pandemic activity. Measures put in place by the government are helping to avoid scarring in these sectors.	Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

COVID-19 and related public health restrictions have resulted in significant job losses in industries that represent core sectors for youth, visible minorities and immigrants. In particular, in 2019, youth represented 41 per cent of employment in accommodation and food services, but only 13 per cent of overall employment. In 2016, visible minorities accounted for 30 per cent of those earning wages in accommodation and food services, but only 21 per cent of wage earners in all industries. Immigrants, especially very recent immigrants, were also overrepresented in this industry.

Supporting Canadians through the Pandemic     41

Figure 2.4

Macroeconomic Indicators Dashboard for Canada

Gauges show the extent to which each indicator has or has not recovered in relation to its pre-recession peak.

Sectors benefitting from robust household incomes and pent-up demand are above their pre-recession peaks
Retail Sales (Sep)
Trough: 69%
104%
Wholesale Sales (Aug)
Trough: 77%
100%
Home Sales (Oct)
Trough: 37%
121%
Trade-oriented sectors have also rebounded, but are below their pre-recession peaks and growth has stalled
Manufacturing Shipments (Sep)
Trough: 67%
97%
Goods Exports (Sep)
Trough: 74%
93%
Energy Exports (Sep)
Trough: 80%
86%
Sectors most directly exposed to health restrictions remain far below pre-pandemic levels
GDP (Aug): Accommodation and Food Services
Trough: 36%
72%
GDP (Aug): Arts, Entertainment and Recreation
Trough: 38%
53%
GDP (Aug): Air and Ground Transit
Trough: 16%
29%
25%
50%
75%
100%
125%

Note: In all instances, with the exception of home sales, unit or real figures are used.

Sources: Statistics Canada; Canadian Real Estate Association; Department of Finance Canada calculations.

42     Chapter 2

2.4 Decisive and Dynamic Support for Canadians

Canadians and Canadian businesses have access to a broad suite of economic measures to support them as we follow the advice of public health officials.

The extraordinary measures taken by the Government of Canada have supported wages, protected jobs, and kept businesses operating. The road to recovery remains long and uneven. Workers in certain sectors, especially sectors that employ mostly women, young people, new Canadians, racialized Canadians and low-income workers, have been hit hardest.

2.4.1 Protecting Jobs

2.4.1.1 The Canada Emergency Wage Subsidy

The Canada Emergency Wage Subsidy has been critical for some of the hardest hit sectors, helping to speed up the labour market recovery and prevent economic scarring. In August, about a quarter of private sector workers were covered by the program. Over 70 per cent of the approved applications to the wage subsidy program were made by employers with 25 employees or less. In accommodation and food service – the sector which experienced the sharpest decline in employment earlier this year – over half of workers were covered by the Canada Emergency Wage Subsidy in August (Chart 2.19), with the sector making greater use of the program as the economy reopened. By August, jobs recovered in many sectors that were hard hit in the first wave (Chart 2.20).

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Additional Key Results Achieved To Date

✓	Wage Top-up for Essential Workers - $2.5 billion transferred to provinces and territories to support wage increases for low-income essential workers

2.4.2 Immediate Income Support

2.4.2.1 The Canada Emergency Response Benefit

The Canada Emergency Response Benefit made sure workers laid off due to COVID-19, including many without access to EI, did not have to choose between doing the right thing to stop the spread of the virus and making ends meet. This significant support was instrumental in helping Canada flatten the curve as Canadians could afford to stay home in the initial wave of the pandemic.

Between April and September, the CERB was a critical lifeline for 8.9 million Canadians. It provided $500 a week to eligible Canadians, for up to 28 weeks, so they could pay for groceries, rent and other expenses

Gender Equality and Diversity in Canada
Gender Results Framework
Poverty Reduction, Health and Well-being

CERB was required by certain groups of Canadians more than others. According to self-reported data in the Labour Force Survey, in September 2020, women accounted for 54 per cent of CERB beneficiaries while men accounted for 46 per cent. New Canadians and racialized Canadians were also overrepresented among CERB recipients.

2.4.2.2 Canada Emergency Student Benefit

To help post-secondary students from across Canada weather the economic impact of the global pandemic, the Canada Emergency Student Benefit provided more than 708,000 students who were unable to find a job this summer with $2.94 billion in income support. This support allowed students who were unable to access the CERB to have the money they needed to pay for rent, food and essentials, during a summer when seasonal jobs were in short supply. Importantly, it also made sure that they were well positioned to afford tuition and to return to school in the fall.

This support was announced as part of a suite of programs to support students, including $228 million which helped 2,889 students and postdoctoral fellows by extending their research scholarships or fellowships and provided income support to an additional 15,901 student researchers and research support staff.

44     Chapter 2

2.4.3 Support for Canada’s Businesses

Government of Canada measures have helped businesses afford fixed costs and adapt to the conditions of the pandemic. The overall number of firms forced into bankruptcy remains well-below levels seen prior to the pandemic, limiting business closings and showing that bold fiscal action is working to prevent long-term damage and economic scarring (Charts 2.21 and 2.22).

The government knows that our eventual recovery will be faster and more complete, in direct proportion to how much we limit the economic scarring caused by the COVID-19 recession. In order for the small family restaurant or mid-sized manufacturer to come back stronger, it must first survive the pandemic. Its owners have to make rent. And they have to keep their experienced and knowledgeable staff on the payroll.

For our economy to come roaring back after we defeat the virus, we must be sure our businesses do not permanently close their doors.

Gender Equality and Diversity in Canada
Gender Results Framework
Leadership and Democratic Participation

In August 2020, 29 per cent of businesses reported insufficient demand for their goods and services as an obstacle over the last three months. Businesses majority-owned by Indigenous peoples (44 per cent), immigrants to Canada (35 per cent), persons with a disability (32 per cent), and visible minorities (39 per cent) were significantly more likely to report this obstacle. Slightly fewer businesses majority-owned by women (26 per cent) and members of LGBTQ2 communities (25 per cent) made this claim.

Small businesses have been hit hard and have worked hard to stay afloat— through the first wave and now second wave. They have access to broad programs like the Canada Emergency Wage Subsidy but have also benefitted from targeted programs like the Canada Emergency Business Account and the Canada Emergency Commercial Rent Assistance, which provided more than $2.0 billion to 140,000 small businesses and supported 1.2 million workers.

Supporting Canadians through the Pandemic     45

“Small and large businesses create jobs, drive our economy, and make our communities stronger. Our government will continue to do whatever it takes to support them.”

The Rt. Hon. Justin Trudeau, Prime Minister of Canada, October 9, 2020

2.4.3.1 Indigenous Community Business Fund

Like so many businesses in Canada, those owned and operated by First Nation, Inuit and Métis peoples have seen their revenues impacted by COVID-19. However, some of their businesses do not qualify for existing COVID-19 relief programs. That’s why the Government of Canada launched the Indigenous Community Business Fund to provide $117 million in non-repayable financial contributions to help support operating costs for First Nation, Inuit and Métis community- or collectively-owned businesses and microbusinesses whose revenues have been affected by the COVID-19 pandemic. A further $16 million was provided to support Indigenous tourism businesses through the COVID-19 Indigenous Tourism Stimulus Development Fund.

In April, the government announced $306.8 million to help small and medium-sized Indigenous businesses, and to support Aboriginal Financial Institutions that offer financing to these businesses. This provides funding for short-term, interest-free loans and non-repayable contributions through Aboriginal Financial Institutions, which offer financing and business support services to First Nations, Inuit, and Métis businesses. Financial support for Indigenous businesses is provided through Aboriginal Financial Institutions, and administered by the National Aboriginal Capital Corporations Association and the Métis capital corporations in partnership with Indigenous Services Canada.

Combined, these programs have provided support to thousands of Indigenous businesses.

46     Chapter 2

2.4.3.2 Support for Main Street Businesses

In response to the challenges caused by the pandemic, the Royal Bank of Canada, in partnership with chambers of commerce and private sector partners, launched the Canada United Small Business Relief Fund. Canada United provides grants of up to $5,000 to purchase personal protective equipment, renovate physical space and develop e-commerce capabilities — helping small businesses stay open while keeping Canadians safe.

In October, the government announced $12 million for the Canada United Small Business Relief Fund. This contribution is part of up to $46.5 million proposed to support main street businesses through shop local initiatives across the country. The remaining funding is proposed to support provincial and territorial chambers of commerce to collaborate with key stakeholders in their communities to develop or enhance awareness building campaigns that promote main street businesses in their communities.

2.4.4 Helping Vulnerable Canadians

The government acted quickly to provide special one-time payments through existing programs.

•  Over 15 million low- and modest-income Canadians received a top-up payment under the GST Credit, giving, on average, single adults almost $400 in additional benefits and couples almost $600.

•  Families who were eligible for the Canada Child Benefit benefitted from a top-up of $300 per child.

•  Seniors received a special Old Age Security top-up of $300 and, for those eligible, a Guaranteed Income Supplement top-up of $200 helping them cover the extra costs of staying home and staying safe.

Gender Equality and Diversity in Canada
Gender Results Framework
Poverty Reduction, Health and Well-Being

In 2016, about 1 in 4 Canadians (26 per cent) could have been financially vulnerable to an economic lockdown, meaning that without government transfers or borrowing, they would not have had enough liquid assets and other private sources of income to keep them out of low income during a two-month work stoppage. In the absence of government transfers, single mothers, recent immigrants, individuals living in families headed by an urban or off-reserve Indigenous person and individuals living in families where the main income earner has little education were highly vulnerable financially during temporary work interruptions.

•

Canadians living with disabilities who hold a valid certificate for the Disability Tax Credit or are a beneficiary of the Canada Pension Plan Disability, the Quebec Pension Plan Disability, or one of the disability supports provided by Veterans Affairs Canada, are also receiving additional support worth up to $600.

The government is also proposing to provide an additional $600,000 to top up the Veterans Emergency Fund to provide financial support for veterans whose well-being is at risk due to an urgent and unexpected situation.

Supporting Canadians through the Pandemic     47

2.4.5 Supporting Community Service Organizations

In a time where donations are going down, the need for support from charities and non-profits has gone up. That’s why the government has made significant investments in shelters, food banks, and community organizations, to ensure that Canadians get the support they need.

This includes:

•  $20 million for organizations providing support to veterans and that are facing significant financial hardship as a result of the COVID-19 pandemic.

•  $214 million distributed as of October 5, to support vulnerable Canadians through charities and non-profit organizations across Canada that deliver essential services.

Gender Equality and Diversity in Canada
Gender Results Framework
Poverty Reduction, Health and Well-Being

In early May, almost 1 in 7 Canadians (15 per cent) reported that they lived in a household where there was food insecurity in the past 30 days. Households with children were more likely to be food insecure (19 per cent) than households without children (12 per cent). Prior to the pandemic, lone-parent households, especially lone-parent households headed by women, were particularly at risk of food insecurity. For example, in 2017-18, 9 per cent of all households suffered from food insecurity, while 25 per cent of woman-headed lone parent households faced moderate to severe food insecurity.

•  $200 million in total support for nearly 3,000 food banks and local food and service organizations to address emergency hunger relief across Canada.

•  $100 million for women’s shelters, sexual assault centres and organizations that provide support and services to those experiencing gender-based violence, including specific supports for Indigenous people experiencing gender-based violence and living off-reserve.

See the summary table for Chapter 2 for a comprehensive list of all new measures introduced under the government’s economic response plan since the Economic and Fiscal Snapshot (July 2020).

Gender Equality and Diversity in Canada
Gender Results Framework
Gender-Based Violence and Access to Justice

Early in the pandemic, federal consultations between the Department for Women and Gender Equality and frontline organizations, provinces and territories and Members of Parliament found a 20 to 30 per cent increase in rates of gender-based violence and domestic violence in some regions of the country. Shelters are crucial to keeping survivors of abuse safe. However, even before the pandemic, many shelters were at capacity and forced to turn people away.

48     Chapter 2

2.5 Ongoing Economic Disruptions

Amidst the resurgence of the virus, economic momentum has slowed considerably. With renewed restrictions around the country, consumer views on future economic conditions remain subdued relative to pre-crisis levels (Charts 2.23 and 2.24).

Supporting Canadians through the Pandemic     49

Beyond Canada, a sharp resurgence in COVID-19 cases is also occurring in several major international economies, particularly many European countries where there are now varying degrees of lockdown restrictions. Cases are also surging across the U.S. The uncertainty over the severity and duration of these resurgences, and their economic effects is weighing on business sentiment, placing downward pressure on business investment (Chart 2.25).

2.5.1 Changing Consumer Behaviour is Moving Businesses Online

The pandemic has resulted in substantial shifts in what Canadians are buying as a result of closures and reduced capacity in some sectors, as well as a general increase in physical distancing by Canadians. This is evident in debit-card payments data, which shows that Canadians continue to spend less on goods and services where physical distancing is difficult, such as live entertainment and travel, while they are spending more on other retail goods, such as groceries and furniture (Chart 2.26). Work-related spending has also fallen, including spending on transport and fuel, as more people work from home.

Canadians are increasingly shopping online, with e-commerce sales more than doubling at the peak of the pandemic last spring (Chart 2.27). Some of this increase in e-commerce is likely to be maintained once the crisis passes, as Canadians are now in the habit of shopping online and businesses have invested in their online capabilities.

Gender Equality and Diversity in Canada
Gender Results Framework
Leadership and Democratic Participation

According to the Canadian Survey on Business Conditions, businesses that were majority-owned by women (14 per cent), Indigenous peoples (14 per cent), immigrants (17 per cent), and visible minorities (15 per cent) were more likely to report that they will very likely permanently adopt increased online sales capacity once the pandemic is over than the aggregate (12 per cent), while businesses that were majority-owned by persons with a disability (7 per cent) or members of LGBTQ2 communities (10 per cent) were less likely to report a high likelihood of permanent adoption.

50     Chapter 2

2.5.2 Workers Are Feeling Uneven Impacts

While Canada’s labour force participation rate has shown a strong rebound, gains in employment remain uneven, with sectors like accommodation, food services, transportation and retail facing second wave impacts and remaining below pre-pandemic levels, and women, racialized Canadians, low-income workers and young people still facing disproportionate impacts.

Supporting Canadians through the Pandemic     51

The pace of gains has slowed. The monthly pace of GDP growth slowed in September and the number of Canadians who have permanently lost their jobs has been rising (Chart 2.28). Canada’s level of economic activity and employment remain well below pre-pandemic levels. In particular, the share of employed Canadians remains about 2 and a half percentage points lower than in February. As of October, 636,000 net job losses remain. Moreover, roughly 433,000 additional Canadians worked less than half their regular hours in October relative to February, 90 per cent of whom worked zero hours during the survey reference week, despite being technically employed. Employment among lower-income individuals has fallen more severely compared to middle- to higher-income individuals.

52     Chapter 2

2.5.3 Unemployment Demographics Have Diverged from Previous Recessions

Compared to previous recessions Canada is seeing more women, younger Canadians and recent immigrants who are unemployed. This is in part due to the fact that the most affected sectors are more likely to employ Canadians from these groups. The longer these sectors face a COVID-19-related downturn, the lower these workers’ labour force attachment is, making it more difficult to find new jobs.

Supporting Canadians through the Pandemic     53

Women in particular were hit harder and recovered later. Some women, including low-income women, racialized women, and Indigenous women, felt these effects even more.

In March, women’s employment was down by 7 per cent, while men’s was down by 4 per cent. In April, as the pandemic worsened, employment losses magnified to 17 per cent for women and 15 per cent for men. With the reopening in spring, both men and women made employment gains, but men returned closer to pre-pandemic levels, with losses of 8 per cent, compared to women’s 11 per cent. It was only in September that the gap closed significantly, with employment losses sitting about 4 per cent relative to pre-pandemic levels for both men and women. Greater impacts on women also extend to earning losses and number of hours worked.

Young people have experienced some of the greatest job losses and reductions in working hours, which can have a long-term impact on earning potential. At the trough of the recession in April, youth employment declined by more than a third relative to February, while an additional one in four young people lost all or the majority of their usual hours worked. Additionally, the unemployment rate for visible minority youth aged 15-24 years (26 per cent in October 2020) remains higher than that for their counterparts (15 per cent).

Although labour market impacts among Indigenous peoples and non-Indigenous Canadians were similar early in the pandemic, recovery has been slower among Indigenous peoples, with employment in October still down by more than 4 percent relative to February level, compared to just 1.5 percent for non-Indigenous Canadians.

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

    Although there are many factors that have resulted in a greater labour market impact from COVID-19 on women, the closure of child care centres and schools at the start of the pandemic represented a significant barrier for women’s economic participation, as it greatly increased the amount of unpaid work in the home, disproportionately carried out by women. This likely affected employed women’s job performance for those teleworking, as well as unemployed women’s ability to return to work or find work. The slower recovery of mothers’ hours worked provides some evidence of the impact of the closure of child care centres. For example, in October, hours worked for fathers with children aged under 6 years had nearly returned to pre-COVID levels, while mothers with children of the same age group were still 6 percentage points below.

Chart 2.31 Change in Hours Worked for Mothers and Fathers with Youngest Child Aged 0-5 Years, February 2020 to October 2020

Women who earn low-wages faced larger employment losses between February and April than men who earn low-wages (41 per cent versus 34 per cent). For young women, employment in October was down 11 per cent relative to February 2020 levels, compared to 9 per cent for young men, 4 per cent for all women and 3 per cent for all men.

“As we face this crisis, as we get ready to rebuild, we will continue to be there for you.”
- The Rt. Hon. Justin Trudeau,
Prime Minister of Canada, September 23, 2020

54     Chapter 2

Chapter 2

Supporting Canadians Through the Pandemic

millions of dollars

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
2.1.1 Canada Emergency Wage Subsidy	83,540	-	83,540	16,185	-	-	-	-
Canada Emergency Wage Subsidy – March 15 to December 19 Estimate
Estimated cost in 2020 Snapshot	82,300	-	82,300	-	-	-	-	-
Revised October Estimate	68,750	-	68,750	-	-	-	-	-
Difference	-13,550	-	-13,550	-	-	-	-	-
Canada Emergency Wage Subsidy Extension	14,790	-	14,790	-	-	-	-	-
Provisional Estimate for Canada Emergency Wage Subsidy and Canada Emergency Rent Subsidy for April to June 2021	16,225	-	-	16,225	-	-	-	-
2.1.2 Enhancements to Employment Insurance	9,506	-	3,129	6,376	709	-1	-1	-1
Temporary Changes to EI to Improve Access	9,501	-	3,124	6,377	710	-	-	-
Amount included in 2020 Snapshot	5	-	5	-1	-1	-1	-1	-1
2.1.3 Canada Recovery Benefits	23,007	-	12,672	10,335	-	-	-	-
Canada Recovery Benefit	9,725	-	6,295	3,430	-	-	-	-
Canada Recovery Sickness Benefit	4,960	-	2,580	2,380	-	-	-	-
Less: Amount Provided for Sick Leave through the Safe Restart Agreement	-1,100	-	-1,100	-	-	-	-	-
Canada Recovery Caregiving Benefit	9,422	-	4,897	4,525	-	-	-	-
2.1.4 & 2.1.5 Canada Emergency Rent Subsidy and Lockdown Support	4,360	-	4,360	-	-	-	-	-
Canada Emergency Rent Subsidy	2,180	-	2,180	-	-	-	-	-
Canada Emergency Rent Subsidy and Lockdown Support Extension	2,180	-	2,180	-	-	-	-	-
2.1.6 Canada Emergency Business Account	13,750	-	14,558	-	-	-	-	-
Canada Emergency Business Account - Incentive (2020 Snapshot)
Estimated cost in 2020 Snapshot	13,750	-	13,455	-	-	-	-	-
Re-estimated cost in this Statement	7,279	-	7,279	-	-	-	-	-
Difference	-6,471	-	-6,176	-	-	-	-	-
Additional Investments Since the 2020 Snapshot	7,279	-	7,279	-	-	-	-	-
2.1.8 Regional Relief and Recovery Fund	2,065	0	1,374	88	0	0	0	0
Investments in 2020 Snapshot	962	0	747	-	-	-	-	-
Additional Investments Since the 2020 Snapshot	600	-	459	-	-	-	-	-
Additional Investments in this Statement	500	-	165	88	-	-	-	-
Support for Economic Development in the North	3	-	3	-	-	-	-	-

Supporting Canadians through the Pandemic     55

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
2.1.10 Support for Workers in the Live Events and Arts Sectors	322	0	140	186	4	0	0	0
Support for Workers in the Live Events and Arts Sectors	182		-	182	-	-	-	-
Supporting Canada’s Broadcasting System
Investments in 2020 Snapshot	30	-	30	-	-	-	-	-
Additional Investments Since 2020 Snapshot	5	-	5	-	-	-	-	-
Investments in this Statement	50		50	-	-	-	-	-
Support for the National Film Board	5	-	5	-	-	-	-	-
Support for the Audiovisual Industry	50	-	50	-	-	-	-	-
2.1.11 Air Sector	1,028	-	388	540	227	96	64	1
Regional Air Transportation Initiative	206		50	156	-	-	-	-
Airports Capital Assistance Program	93	-	-	93	93	-	-	-
Support for Critical Infrastructure at Large Airports	205	-	0	205	133	95	64	1
Airport Rent Relief	227	-	7	21	1	1	-	-
Support for Airport Authorities	65	-	-	65	-	-	-	-
Support for the Air Transportation Sector (2020 Snapshot)	331	-	331	-	-	-	-	-
2.1.12 Support for Innovative Businesses	535	-3	413	97	97	10	10	10
Strategic Innovation Fund	110	-	-	97	97	10	10	10
Targeted Extension of the Innovation Assistance Program	155	-	155	-	-	-	-	-
Support for Early Stage Companies (2020 Snapshot)	250	-	250	-	-	-	-	-
Support for Young Entrepreneurs (2020 Snapshot)	20	-3	8	-	-	-	-	-
2.4.1 Protecting Jobs	5,505	-	5,505	-	-	-	-	-
10% Temporary Wage Subsidy
Estimated cost in 2020 Snapshot	2,080	-	2,080	-	-	-	-	-
Re-estimated cost in this Statement	2,505	-	2,505	-	-	-	-	-
Difference	425	-	425	-	-	-	-	-
Wage Top-up for Essential Workers
Estimated cost in 2020 Snapshot	3.000	-	3,000	-	-	-	-	-
2.4.2.1 Canada Emergency Response Benefit	83,033	6,505	76,528	-	-	-	-	-
Estimated cost in 2020 Snapshot	80,000	7,375	72,625	-	-	-	-	-
Re-estimated cost in this Statement	74,560	6,505	68,055	-	-	-	-	-
Difference	-5,440	-870	-4,570	-	-	-	-	-
Additional funding since 2020 Snapshot	8,000	-	8,000	-	-	-	-	-
Administration costs	473	-	473	-	-	-	-	-
2.4.2.1 Canada Emergency Student Benefit	3,010	-	3,010	-	-	-	-	-

56     Chapter 2

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Estimated cost in 2020 Snapshot	5,250	-	5,250	-	-	-	-	-
Re-estimated cost in this Statement	3,010	-	3,010	-	-	-	-	-
Difference	-2,240	-	-2,240	-	-	-	-	-
Administration Costs (included in original estimate)	40	-	20	20	7	5	4	-
2.4.3 Support for Canada’s Businesses	7,271	-	6,212	600	279	109	91	53
Canada Emergency Commercial Rent Assistance (CECRA) for Small Business	1,654	-	1,654	-	-	-	-	-
Estimated cost in 2020 Snapshot	2,974	-	2,974	-	-	-	-	-
Less: Estimated Provincial Contribution in 2020 Snapshot	-569	-	-569	-	-	-	-	-
Re-estimated cost in this Statement	2,161	-	2,161	-	-	-	-	-
Less: Re-estimated estimate of Provincial Contribution in this Statement	-507	-	-507	-	-	-	-	-
Difference	-751	-	-751	-	-	-	-	-
Support for Local Indigenous Businesses and Economies (2020 Snapshot)	133	-	133	-	-	-	-	-
Financial Relief for First Nations through the First Nations Finance Authority (2020 Snapshot)	17	-	17	-	-	-	-	-
Support for Indigenous Businesses and Aboriginal Financial Institutions (2020 Snapshot)	307	-	217	-	-	-	-	-
Support for Main Street Businesses	47	-	46	1	-	-	-	-
Other Support for Businesses in the 2020 Snapshot
Women Entrepreneurship Strategy – Ecosystem Top-up	16	-	16	-	-	-	-	-
Granville Island Emergency Relief Fund	17	-	17	-	-	-	-	-
Advertising Campaign: Government of Canada’s COVID-19 Economic Response Plan	10	-	10	-	-	-	-	-
COVID-19 Communications and Marketing	50	-	50	-	-	-	-	-
Wage Support for Staff of the Non-Public Funds, Canadian Forces	6	-	6	-	-	-	-	-
Support for Food Inspection Services	20	-	20	-	-	-	-	-
Support for Cultural, Heritage and Sport Organizations	500	-	500	-	-	-	-	-
Support for Canada’s National Museums	26	-	26	-	-	-	-	-
Support for Canada’s National Arts Centre	18	-	18	-	-	-	-	-
Cleaning up Former Oil and Gas Wells	1,720	-	1,520	-	-	-	-	-
Emissions Reduction Fund for the Oil and Gas Sector	750	-	182	182	-	-	-	-
Supporting Canada’s Farmers, Food Businesses, and Food Supply	453	-	253	-	-	-	-	-
Support for Fish and Seafood Processors	63	-	63	-	-	-	-	-
Support for Canada’s Fish Harvesters	469	-	469	-	-	-	-	-
Support for Canada’s Academic Research Community	450	-	450	-	-	-	-	-
Support for the Federal Bridge Corporation Limited	3	-	3	0-	-	-	-	-

Supporting Canadians through the Pandemic     57

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Other Support for Businesses Since the 2020 Snapshot
Support for Workers in the Newfoundland and Labrador Offshore Energy Sector	320	-	320	-	-	-	-	-
Ensuring Access to Canada Revenue Agency Call Centres	99	-	99	-	-	-	-	-
Canada Revenue Agency Funding for COVID-19 Economic Measures	124	-	124	417	279	109	91	53
2.4.4 Helping Vulnerable Canadians	15,665	108	14,894	631	-30	-30	-30	-30
Enhanced GST Credit (2020 Snapshot)	5,515	-	5,515	-	-	-	-	-
Enhanced Canada Child Benefit (2020 Snapshot)	1,997	-	1,997	-	-	-	-	-
One-Time Payment for seniors eligible for Old Age Security (OAS) and the Guaranteed Income Supplement (GIS)
Estimated cost in 2020 Snapshot	2,509	-	2,509	-	-	-	-	-
Re-estimated cost in this Statement	2,456	-	2,456	-	-	-	-	-
Difference	-54	-	-54	-	-	-	-	-
Support for Persons with Disabilities
Estimated cost in 2020 Snapshot	573	-	572	-	-	-	-	-
Additional funding since 2020 Snapshot	303	-	291	11	-	-	-	-
Veterans Emergency Fund	0.6	-	0.6	-	-	-	-	-
Other Measures in the 2020 Snapshot to Support Vulnerable Canadians:
Support for the Homeless (through Reaching Home)	158	-	158	-	-	-	-	-
Expanding Existing Federal Employment, Skills Development, Student and Youth Programming	1,008	-17	1,024	6	-	-	-	-
Canada Student Loan Moratorium	190	-	190	-	-	-	-	-
Enhancing Student Financial Assistance for Fall 2020	1,930	-	1,287	644	-	-	-	-
Canada Student Service Grant (to be replaced with future programming)	900	-	900	-	-	-	-	-
Support for the On-Reserve Income Assistance Program	270	-	270	-	-	-	-	-
Support for Children and Youth	8	-	8	-	-	-	-	-
New Horizons for Seniors Program Expansion	20	-	20	-	-	-	-	-
Lower Registered Retirement Income Fund (RRIF) Minimum Withdrawal Amount	495	125	365	-30	-30	-30	-30	-30
2.4.5 Supporting Community Service Organizations	699	1	650	25	19	24	18	0
Support for Veterans’ Organizations	20	-	20	-	-	-	-	-
Emergency Community Support Fund (2020 Snapshot)	350	-	350	-	-	-	-	-
Support for Food Banks and Local Food
Organizations ($25M of existing funding in 2019-20) (2020 Snapshot)	100	-	75	-	-	-	-	-
Support for Food Banks and Local Food Organizations	100	-	100	-	-	-	-	-

58     Chapter 2

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Addressing Gender-Based Violence during COVID-19	50	-	50	-	-	-	-	-
Support for Women’s Shelters and Sexual Assault Centres, including in Indigenous Communities (2020 Snapshot)	50	-	50	-	-	-	-	-
Protecting and Supporting Indigenous Women and Girls Fleeing Violence (2020 Snapshot)[2]	29	1	5	25	19	24	18	-
Other Direct Support Measures	3,363	-	2,930	424	121	87	57	16
Supporting Provincial and Territorial Job Training Efforts as Part of COVID-19 Economic Recovery (Chapter 3)	1,500	-	1,500	-	-	-	-	-
Labour Market Impact Assessment Refund (2020 Snapshot)	4	-	4	-	-	-	-	-
Rapid Housing Initiative (see Chapter 3)	1,016		758	258	-	-	-	-
Support for Safe Operation in the Forest Sector (Chapter 3)	31	-	31	-	-	-	-	-
Support for Black Entrepreneurs and Business Owners (Chapter 3)	40	-	10	30	34	19	0	34
Supporting Public Health Measures in Correctional Institutions	172	-	148	15	-	-	-	-
Funding to address immediate Correctional Service of Canada operational pressures resulting from the COVID-19 pandemic.
Parks Canada Revenue Replacement and Rent Relief (2020 Snapshot)	74	-	74	-	-	-	-	-
Parks Canada Revenue Replacement	54	-	54	-	-	-	-	-

Funding to replace Parks Canada Agency revenue that is expected to be lost due to decreased visitation of the national parks, national marine conservation areas and national historic sites as a result of COVID-19 restrictions.

Support for the National Capital Commission	5	-	5	-	-
Funding for the National Capital Commission to offset reduced revenue caused by extending rent relief to local businesses due to COVID-19 pandemic restrictions.
Public Services and Procurement Canada Program Integrity	25	-	25	-	-	-	-	-

Funding for Public Services and Procurement Canada to continue service delivery to federal departments and agencies despite reduced revenue due to COVID-19, and to support employee safety during the pandemic.

Supporting the Ongoing Delivery of Key Benefits	31	-	26	4	-	-	-	-

Funding for Employment and Social Development Canada to support frontline service delivery, including through the safe reopening of in-person Service Canada Centres. Funding will support delivery of Old Age Security, Canada Pension Plan and Employment Insurance, including Work-Sharing Benefits.

Improving Our Ability to Reach All Canadians	32	-	16	16	16	16	16	16

Supporting Canadians through the Pandemic     59

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Direct Support Measures	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
	Funding to Employment and Social Development Canada (ESDC) to help address workload pressures caused by COVID-19 and provide sustainable funding for 1-800 O-Canada and Canada.ca, and help to reduce barriers in accessing government services and benefits in northern and remote communities.
Maintaining the Federal Government’s Legal Services Capacity	46	-	46	-	-	-	-	-
	Funding to Justice Canada to offset a revenue shortfall as a result of a lack of legal service fees charged to other government departments, due to reduced court operations in 2020-21.
Supporting Court Operations and Access to Justice	48	-	46	1	1	1	-	-
	Funding provided to support federal court operations to enhance their technological capacity and adapt to physical distancing requirements. Funding will also increase the federal government’s legal aid support for provinces and territories.
Support Canada Emergency Response Benefit Payment Integrity	98	-	-	98	70	51	41	-
	Funding provided to Employment and Social Development Canada and the Canada Revenue Agency to increase the capacity to detect, investigate and address cases of fraud or misrepresentation related to the Canada Emergency Response Benefit.
Funding for VIA Rail Canada Inc.	188	-	188	-	-	-	-	-
	Funding for VIA Rail Canada Inc. to cover operating shortfalls in 2020-21 resulting from the COVID-19 pandemic.
Total –
Policy Actions in the 2020 Economic and Fiscal Snapshot	211,431	7,481	201,671	826	-11	-7	-13	-31
Impact of re-estimated costs	-28,081	-870	-26,916	-	-	-	-	-
Policy Actions since the 2020 Economic and Fiscal Snapshot	54,905	-	37,751	17,429	1,023	128	91	53
Less: Amounts Provisioned in the 2020 Snapshot for Anticipated Decisions	-3,994	-	-3,432	-562	-301	-53	-56	-52
New Investments in Chapter 2 – Supporting Canadians Through the Pandemic	35,536	-	17,799	17,267	411	174	132	27
Total – COVID-19 Economic Response Plan – Direct Support Measures	269,797	6,611	226,873	34,960	1,121	242	154	-2

Legend:
Policy Action Included in the July 2020 Snapshot
Policy Action Announced since the July 2020 Snapshot
New in this Fall Economic Statement

60     Chapter 2

Chapter 2

COVID-19 Economic Response Plan – Tax and Liquidity Support

millions of dollars

			Net Fiscal Impact (Accrual)
COVID-19 Economic Response Plan – Tax and Liquidity Support	Impact Value[1]		2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Tax and Customs Duty Payment Liquidity Support	85,050		56	2,938	15	-3	-2	-	-
Income Tax, Sales Tax, and Customs Duty Payment Deferrals	85,000		-	2,958	-	-	-	-	-
Personal Income Tax Deferral	25,000
Business Income Tax Deferral	30,000
Sales Tax Remittance and Customs Duty Payments Deferral	30,000
Supporting Jobs and Safe Operations of Junior Mining Companies	50		56	-20	15	-3	-2	-	-
Business Credit Availability Program and Other Credit Liquidity Support	83,400		-	6,355	4,689	1,951	555	-273	191
Business Credit Availability Program
Canada Emergency Business Account (CEBA) (not including 25% incentive)
Estimated cost in 2020 Snapshot	41,250		-	-	-	-	-	-	-
Re-estimated cost in this Statement	27,893		-	-	-	-	-	-	-
Difference	-13,357		-	-	-	-	-	-	-
Additional Investments Since the 2020 Snapshot	10,307		-	-	-	-	-	-	-
Small- and Medium-sized Enterprise Loan Guarantee Program	40,000		-	-	-	-	-	-	-
Mid-Market Guarantee and Financing Program	TBD	[3]	-	-	-	-	-	-	-
Highly Affected Sectors Credit Availability Program	TBD	[3]
Large Employer Emergency Financing Facility	TBD	[3]	-	-	-	-	-	-	-
Support for the Agriculture and Agri-Food Sector (2020 Snapshot)	5,200		-	-	-	-	-	-	-
Total-
Tax, Customs Duty Payment and Fee Deferrals	85,050		56	2,938	15	-3	-2	0	0
BCAP and Other Credit and Liquidity Support	83,400		0	6,355	4,689	1,951	555	-273	191
Total - COVID-19 Economic Response Plan - Tax and Liquidity Support	168,400		56	9,273	4,704	1,948	553	-273	191

Other Liquidity Support and Capital Relief
Credit and Liquidity Support through the Bank of Canada, CMHC and Commercial Lenders[4]	300,000		-	-	-	-	-	-	-
Capital Relief (OSFI Domestic Stability Buffer)	300,000		-	-	-	-	-	-	-

Note: Numbers may not add due to rounding.

[1]

The impact value reflects projected cash expenditures and liquidity support primarily in 2020-21 (some measures also include projected expenditures in 2019-20, and 2021-22). The fiscal (budgetary) impact on an accrual basis is lower, owing to cash-accrual accounting differences, the fact that some of these measures relate to loans, for which only provisions for potential losses would impact the balance, and tax deferrals, for which only foregone interest and penalties would affect the balance.

[2]	Funding profile has since been revised to $2M in 2020-21, $27M in 2021-22, $19M in 2022-23, $24M in 2023-24, $18M in 2024-25 and $11M in 2025-26.
[3]	Based on the amount of approved loans.
[4]

Figures represent lower bound estimates based upon announced credit and liquidity support to date. The accrual impact of these activities undertaken by the Bank of Canada and the Canada Mortgage and Housing Corporation to provide credit and liquidity support are reflected in the government’s revenues from enterprise Crown corporations.

Supporting Canadians through the Pandemic     61

COVID-19 Economic Response Plan – Total (Chapters 1 and 2)

millions of dollars

		Net Fiscal Impact (Accrual)

COVID-19 Economic Response Plan – Total	Impact Value[1]	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Total –
Policy Actions in the 2020 Economic and Fiscal Snapshot	403,334	8,063	227,882	5,371	1,538	565	-335	17
Impact of re-estimated costs	-41,201	-870	-27,017	42	-14	-182	-58	39
Policy Actions since the 2020 Economic and Fiscal Snapshot	79,196	56	56,663	23,901	1,353	355	216	165
Less: Amounts Provisioned in the 2020 Snapshot for Anticipated Decisions	-3,994	-	-4,785	-562	-301	-53	-56	-52
New Investments in the 2020 Fall Economic Statement	53,380	-	22,514	21,804	1,176	506	295	187
Total – COVID-19 Economic Response Plan	490,716	7,249	275,227	50,566	3,751	1,189	62	356

62     Chapter 2

Chapter 3

Building Back Better: A Plan to Conquer the COVID-19 Recession

3.1 The Threat of COVID-19 to Canada’s Long-term Economic Potential

Large economic shocks, like the COVID-19 pandemic, not only disrupt current incomes and economic activity, but they risk also having long-lasting effects on future economic prospects and Canadians’ well-being.

3.1.1 Impacts on Labour Markets

COVID-19 could pose long-lasting damage to Canadians’ job prospects. Workers who have been unemployed for some time may find it even more difficult to get a new job and stop actively searching for work (Chart 3.2). The hardest-hit sectors include hospitality and recreation, which employ many young people, new Canadians and lower-wage workers. COVID-19 and ongoing uncertainty around availability of child care could also increase the pressure on working mothers to stay home, partly offsetting decades of economic gains.

For racialized Canadians, higher unemployment, coupled with higher infection rates, will have long-term impacts on their ability to recover and re-enter the labour market.

To build back stronger, and set our course as a country for the years ahead, we need all Canadians to be able to contribute to their full potential in order to grow the economy.

Further, Canada’s immigration intake, the most important source of Canada’s population and labour force growth, has been severely disrupted by travel restrictions and application delays due to COVID-19. In 2019, Canada admitted 341,175 permanent residents. In the first nine months of 2020, only 143,470 permanent residents arrived in Canada (Chart 3.3). New temporary immigration permits (e.g. working and student permits) granted up to August plummeted by 35 per cent compared

Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

The rise in women’s labour force participation over the last 40 years or so has accounted for about a third of the rise in Canada’s real per capita gross domestic product (GDP), translating into over $9,000 per person.

Chart 3.1

The Impact of Women’s Participation in the Workforce on Real GDP per Capita, 1976 to 2019

with the same period in 2019. Lower immigration alone could potentially reduce Canada’s population growth to around 1 per cent this year, compared to growth of 1.4 per cent in both 2018 and 2019, reducing labour supply and economic growth.

Building Back Better: A Plan to Conquer the COVID-19 Recession     63

3.1.2 Impacts on Business Investment

With persistent restrictions on activity and reduced demand for goods and services, some businesses are left with more capacity than needed. This is particularly the case in some parts of the economy where physical distancing is difficult and where a full reopening is unlikely until a vaccine is widely available (e.g. accommodation and food, and arts, entertainment and recreation industries). Greater uncertainty about short- to medium-term economic prospects as infection rates rise is also compounding the negative impact of reduced demand, inducing some businesses to delay or cancel planned investments. Businesses’ investment intentions have also declined significantly (Chart 3.4). A sustained period of lower business investment would weigh on Canada’s longer-term growth prospects.

64     Chapter 3

3.1.3 Uneven Impacts on Productivity

Lower business investment and a less intensive use of some capital assets resulting from capacity constraints may also slow technological progress and have negative implications for productivity growth. In some cases, changes to business processes have been necessary to mitigate the new threat of COVID-19. For example, many consumer-facing businesses have invested in creating safe and healthy environments for workers and customers by installing plastic screens and increasing the regularity of cleaning to reduce the risk of viral transmission. Some of these innovations reflect a new cost of doing business, reducing productivity in the near-term. Furthermore, if workers remain unemployed or underemployed for a protracted period, it could erode their job-specific knowledge and skills. This could further undermine Canada’s productivity growth, a key element supporting Canada’s future standard of living in our aging society. As we move into the recovery there may also be a different type of demand in certain sectors compared to prior to the pandemic. All economies will have to deal with these transitionary effects, while minimizing the challenges and costs for businesses and workers to adapt.

3.1.4 The Pandemic is Shifting the Global Energy Mix

Canada’s energy sector is also being affected by the pandemic and broader global shifts. Crude oil exports remain well below pre-COVID-19 levels, as weak global demand – particularly in the oil-intensive transportation sector – continues to weigh on global oil prices and Canadian oil production and oil workers (Chart 3.5). Prospects are uncertain around the recovery in supply and demand related to the travel restrictions, the permanence of remote working, as well as the unwinding of supply cuts. Further, ongoing improvements in affordability for renewable energy sources, such as wind and solar generated electricity (Chart 3.6), are accelerating the transition towards low-carbon energy sources.

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3.1.5 The Pandemic is Reshaping How Canadians Work and Live

The pandemic has meant a profound shift to working from home for many Canadians whose jobs can be done remotely, with many businesses rapidly pivoting to support remote work. The shift is helping slow the spread of COVID-19 by limiting the number of people congregating indoors.

The shift to remote work is presenting a unique opportunity for some businesses to advance and deploy long-awaited productivity-improving technologies, which could also be important for attracting and retaining highly skilled workers. For many businesses, however, this shift may not be possible or appropriate for all tasks. For some, it is a major logistical challenge, while for others, such as commercial real estate, public transit, and the many small local businesses, it has meant a loss of business at present, and significant uncertainty about their future.

Gender Equality and Diversity in Canada
Gender Results Framework
Leadership and Democratic Participation

Remote work requires that business owners be able to offer telework to their employees. According to the Canadian Survey on Business Conditions, 27 per cent of businesses where working remotely was a possibility for their employees had all employees working remotely on August 31, 2020. Of businesses where remote work was a possibility, businesses majority-owned by women (33 per cent), immigrants (41 per cent), members of LGBTQ2 communities (62 per cent) and visible minorities (44 per cent) were more likely to be working entirely remotely, while businesses majority-owned by Indigenous peoples (16 per cent) were less likely to have their entire workforce teleworking on August 31, 2020. Among businesses majority-owned by visible minorities where remote work was a possibility, there was substantial variation in the rate of teleworking: only 4 per cent of Arab-owned businesses were entirely remote, while 90 per cent of West Asian-owned businesses were entirely remote.

66     Chapter 3

Remote work is out of reach for many Canadians, reflecting a range of barriers and generally lower feasibility for telework in lower-wage jobs and for some health care workers on the front lines of the pandemic. Adoption of remote work is much less common in rural areas, and for youth (Chart 3.7). A recent study from Statistics Canada found that financially vulnerable workers, including persons with lower educational attainment, and low-income families, are less likely to be found in jobs that can more easily be done from home.

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3.1.6 The Pandemic Could Leave Canada with Reduced Productive Capacity

Canada’s potential economic growth could average around 1.4 per cent per year over the 2020-2025 period, compared to about 1.8 per cent before the crisis. Overall, the pandemic would be expected to lower potential GDP, from what it would have been without the pandemic, by about $50 billion by the end of 2025 – more than $2,000 on average for every Canadian aged 15 to 64 (Chart 3.9).

3.2 A Plan to Fight the COVID-19 Recession

The government’s broad-based and ambitious suite of measures has been designed to protect Canadians’ health and safety, bridge Canada’s economy through the devastating effects of widespread lockdowns and cushion the pandemic’s impact on Canada’s longer-term prospects. Programs like the Canada Emergency Response Benefit, the Canada Emergency Wage Subsidy, and the broad continuum of tailored liquidity, credit and financing support for businesses of all sizes are working well to stave off mortgage defaults, business closures and other forms of long-term economic scarring. These programs are also working well to put Canada in a stronger position for a robust recovery, especially when compared to international peers. Overall, the government’s rapid and comprehensive supports have provided an unprecedented $407 billion (or nearly 19 per cent of GDP) in overall support to keep Canadians and Canadian businesses afloat, including $270 billion (or over 12 per cent of GDP) in direct support measures.

68     Chapter 3

Federal government measures allowed Canada to fight the spread of COVID-19, while significantly minimizing the longer-term damage to the Canadian economy. Support provided by the Canada Emergency Wage Subsidy and other programs, such as those providing rent assistance, have allowed businesses to continue to pay workers and cover fixed costs even as revenue shortfalls persist. This is increasing the chance that they will survive and preserve jobs. Income support through the Canada Emergency Response Benefit, which covered millions of Canadian workers ineligible for other income supports, meant that Canadian workers were not forced to choose between public health directives and paying the bills. This stabilized overall demand for goods and services, removing the anxieties of consumers and businesses worried about being able to meet their basic needs and payments. In addition to direct effects, there are substantial indirect benefits for business and household confidence. This is consistent with international evidence that fiscal policy is likely to be more effective when the economy is operating well below its potential capacity, such as in recessions, and interest rates are low.

3.2.1 Fiscal Support Remains Necessary

Canada is now facing a significant second wave of COVID-19. Ongoing fiscal support continues to be necessary to enable individuals and businesses to comply with public health measures, while also protecting jobs and businesses and preventing widespread permanent losses and thus positioning Canada to be ready to build back better. This additional support will help guard against the negative impacts of resurgent waves of the pandemic on employment (Chart 3.10). Failing to contain the virus properly and prevent further scarring could more than double the length of time employment is below its pre-crisis level. This would not only prolong, but also deepen the negative impact of the economic shock on Canadians’ living standards, particularly those who were already economically disadvantaged.

Once the virus is under control, getting the Canadian economy back to its full potential will be critical to reduce economic slack and limit lasting strains on workers and businesses. That’s why the government is now developing the details of a major investment plan to stimulate economic growth, accelerate Canada’s recovery, and create one million good jobs to strengthen and grow the middle class (Chart 3.11). These are investments to safeguard and improve Canadians’ living standards and future well-being.

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3.2.2 Targeted Stimulus to Jumpstart Recovery

To ensure a robust and resilient recovery, the government is developing the details of a plan to help Canada build back better, by preparing to invest up to $100 billion over the next three fiscal years – roughly valued at between 3 to 4 per cent of GDP. This stimulus will help accelerate our economic recovery, and will be deployed at a time when the virus is under control and the economy is able to effectively absorb it.

The stimulus will help us build out of this recession towards an economy that is greener, more innovative, more inclusive and more competitive. In the coming months, leading into Budget 2021, we will be working with Canadians to further define the stimulus plan. This stimulus will be designed to create good middle class jobs, right here in Canada.

The heart of this stimulus plan will be smart, time-limited investments that can act fast to jumpstart the recovery and have long-run value by creating shared prosperity, improving Canadians’ quality of life and powering our green transformation. The government’s growth plan will include investments that create good, middle class jobs and unleash private spending in the short-run, and that also help us strengthen Canada’s competitiveness in the long-run. This will include growing a green economy, investing in infrastructure that supports our communities, workers and flow of goods, and supporting inclusive participation in the workforce.

We’ve also learned through this crisis that certain industries and commodities are critical to our ability to protect the health and safety of Canadians in a future pandemic. Over the past eight months we’ve worked hard to promote a made-in-Canada approach in our purchases of PPE and other medical equipment. Our recovery plan will invest in Canadian industries and Canadian jobs in areas like bio-manufacturing, where it is in Canada’s interest both now, and in the future, to have this capability within our borders.

Many stimulus investments will likely need to wait until we have a vaccine and the threat of further outbreaks and shutdowns is over. However, some measures can safely be implemented now. Measures the government takes now will be a down payment on the investments to come and will again help to minimize the scarring and assist in accelerating the broader recovery to come.

70     Chapter 3

We also know that some measures can take time to plan and to organize. We will spend the winter working hard with Canadians so that we will be ready to shift into high gear when the virus is under control. That is why we are announcing the scope of the plan now, and committing to come back in Budget 2021 with more details.

A package of this size would be broadly comparable to those planned so far by international peers. This would be larger than the investments made in 2008-09 by Canada, which amounted to approximately 2.5 per cent of GDP at that time. This recession is worse than 2008. It stands to reason we will need to invest more, not less.

Measures for this next phase of the recovery will prioritize investments that act fast and help unleash some of the additional savings that have accumulated in Canadians’ bank accounts and on businesses’ balance sheets. These measures will help the economy grow, become more productive and help Canada build back better, greener and more resilient. This strong growth plan can turn a partial and uneven recovery into a broad-based and inclusive recovery from which we will all benefit.

Accelerating the recovery – International comparisons

“Government support should shift gradually from protecting old jobs to getting people back to work and helping viable but still-vulnerable firms safely reopen. The fiscal measures for the recovery are an opportunity to make the economy more inclusive and greener.”

- International Monetary Fund,
Fiscal Monitor, October 2020
Some of Canada’s peers have made stimulus announcements, broadly ranging from 1.4% of GDP to more than 4.5% of GDP, to strengthen the economic recovery.

Country	Stimulus announcements	Size (% of 2019 GDP)

	Relaunch Italy Decree (May 2020) and August 2020 Decree	4.5% of GDP (€80 billion)
Italy
	Draft Budget 2021 proposed stimulus (Oct. 2020)	2.2% of GDP (€39 billion)
France	Plan de Relance (Sept. 2020)	4.1% of GDP (€100 billion)
Germany	Economic Recovery Package (June 2020)	3.8% of GDP (€130 billion)
Sweden	Budget 2021 proposed stimulus (Sept. 2020)	3.8% of GDP (SEK190 billion over 2021 and 2022)
Australia	The Job Maker Plan (Budget 20-21, Oct. 2020)	3.7% of GDP (A$74 billion over 2020-21 to 2023-24)
Denmark	Economic Recovery Package (Budget 2021, Aug. 2020)	3.3% of GDP (DKK76 billion – estimate)
UK	A Plan for Jobs (July 2020)	Up to 1.4% of GDP (up to £30 billion)

Sources: European Commission; Ministero dell’Economia e delle Finanze; Australian Treasury; Sweden Ministry of Finance; German Federal Government; UK Treasury; Ministère de l’Économie, des Finances et de la Relance; Fitch Ratings and other public sources.

NOTE: Stimulus announcements above are not directly comparable as they cover multiple years and include varying combinations of on-budget items such as increased discretionary spending or foregone revenues to support the economy, additional COVID-19 health spending, the extension of existing support measures, as well as off-budget items such as liquidity support and tax deferrals.

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3.2.3 Fiscal Guardrails

The supports and investments outlined in this plan will stimulate a robust and inclusive recovery of the Canadian economy. Fiscal guardrails will help establish when the stimulus will be wound down. Uncertainties about the timing of the pandemic and global economic developments mean that the timeline for the recovery should not be locked into a rigid pre-determined calendar. Instead, the government will track progress against several related indicators, recognizing that no one data point is a perfect representation of the health of the economy. These indicators include the employment rate, total hours worked and the level of unemployment in the economy (Charts 3.12 and 3.13). An approach which is guided by economic data will help ensure the recovery is appropriately tailored to the needs of Canadians and the circumstances at hand. These data-driven triggers will let us know when the job of building back from the COVID-19 recession is accomplished, and we can bring one-off stimulus spending to an end, returning to a prudent and responsible fiscal path, based on a long-term fiscal anchor we will outline when the economy is more stable.

3.3 A Down Payment on a Stronger, More Resilient Canada

Once we conquer COVID-19, we will have an opportunity to build back better – for a greener, more inclusive, and more resilient economy.

Because our early response to the crisis was characterized by a clear focus on what was most important to the most vulnerable, we avoided many of the worst potential outcomes for thousands of Canadians. That approach – understanding what matters most and for whom – is the foundation of how we will build back better. As we look ahead to the future of our economy, it must be one that delivers not only growth, but better quality of life for every Canadian.

72     Chapter 3

Our recovery plan will make smart investments that have value now, and well into the future – measures that have a real impact on jobs in the short-run and that strengthen Canada’s competitiveness in the long-run; measures that address the people and communities hardest hit by this unique economic crisis, and that seek to capture the economic benefit of a more inclusive workforce. Over the coming few months, we will be working with Canadians to further define this plan.

The investments we are making today are a down payment on this commitment. These are the first steps to creating jobs, growing the middle class, strengthening social supports, moving towards a low-carbon economy, unleashing private spending, and building up the infrastructure our economic success depends on.

The decisions we make and the actions we take, today, have a fundamental impact on our future prosperity and well-being.

The July Economic and Fiscal Snapshot noted that traditional economic measurements such as gross domestic product (GDP) alone do not give a full picture of Canadians’ quality of life, and that the government is already incorporating broader quality of life measurements into decision-making.

To shape our investment priorities, the government will continue to draw on best practice internationally, advice from experts on the determinants of quality of life, and engagement with Canadians on what matters to them for a good quality of life. This means thinking holistically about factors like health and mental health, communities and culture, safety and human rights, job quality and opportunity. It also means thinking inclusively about the distribution of outcomes. And it means thinking about the long-term impact of decisions we make today on our future prosperity and way of life, including our green transformation.

3.3.1 An Inclusive Recovery

Inequality makes our economy less resilient which is why a robust and complete recovery must leave no one behind. Our recovery must be feminist and intersectional. This means ensuring that young people have opportunities to gain skills and work experience, that all Canadians have a roof over their heads, that women in all their diversity participate fully in our economy, that lost opportunities for racialized Canadians and Indigenous peoples are restored, and that all communities have the 21st century infrastructure people need. This approach also means supporting	Gender Equality and Diversity in Canada
Gender Results Framework
Economic Participation and Prosperity

Experimental estimates of year-over-over changes in unemployment rates indicate that compared with a year earlier, the unemployment rate increased to a greater extent in October among Chinese, Black, South Asian and Filipino Canadians than among those who were not Indigenous and not a visible minority.

Canadians with disabilities, addressing gender-based violence, and ensuring that families have access to affordable child care. We will do all of this work while remaining committed to rigorous analysis of the ways our policies impact different groups of people, and bringing diverse voices into our decision making.

The proposed investments in Fall Economic Statement 2020 will create jobs, create growth, and lay a foundation for a recovery that is equitable, sustainable, and creates good jobs for all Canadians.

Building Back Better: A Plan to Conquer the COVID-19 Recession     73

3.3.1.1 Creating One Million Jobs.

The economic shock of the COVID-19 pandemic caused Canada’s working age employment rate to go from record highs to record lows in a matter of weeks. The historically sudden economic contraction, the deepest since the Great Depression, led to over 5.5 million Canadians—more than 30 per cent of our workforce—either losing their jobs or having their hours severely cut back. The labour market has seen a strong rebound since then, with about 4.4 million Canadians regaining their job or lost hours as of October. Still, 636,000 jobs still hadn’t recovered by October and 433,000 workers had less than half the hours they worked before the pandemic. And more Canadians could lose work because of the resurgence of COVID-19.

In the Speech from the Throne, the government announced its commitment to create over one million jobs, restoring employment to previous levels. The government will be focused on measures that promote good, full time, middle class jobs and that bring Canadians experiencing long-term unemployment back into the workforce. Importantly, the government will invest in training and skills training opportunities for those most affected by job losses and help diversify sectors to include more women and other underrepresented groups so everyone has a fair chance to work and succeed.

Even though Canada’s labour force participation has recovered faster than other jurisdictions, we still have work to do (Chart 3.14 and Chart 3.15).

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Investing in Training and Skills

Many Canadians who already faced barriers to employment are at risk of falling further behind as a result of the pandemic. This could have a long-term impact on their ability to build a career and create financial security for themselves and their families.

To help build a stronger workforce, the Government of Canada has already announced that it will invest an additional $1.5 billion in the Workforce Development Agreements with provinces and territories to offer Canadians the skills training and employment support they need. This is in addition to the $3.4 billion already being provided by the federal government to provinces and territories under the Labour Market Development Agreements and Workforce Development Agreements in 2020-2021. The government has also provided the provinces and territories greater flexibility to administer these agreements. This support will respond to the increased number of Canadians looking to re-enter the workforce, particularly workers and employers in hard-hit sectors and groups disadvantaged as a result of the pandemic.

To further bolster training supports for those hardest hit by the pandemic, including marginalized and racialized women, Indigenous Peoples, persons with disabilities and recent newcomers to Canada, the government proposes to invest an additional $274.2 million over 2 years, starting in 2021-22. This funding will support the Indigenous Skills and Employment Training Program, the Foreign Credential Recognition Program, the Opportunities Fund for Persons with Disabilities, and the Women’s Employment Readiness Canada pilot project.

3.3.1.2 An Action Plan for Women in the Economy

The government is committed to ensuring that its job plan addresses the unique characteristics of this crisis and the disproportionate impact that COVID-19 has had on women. While past recessions have tended to affect the goods sector more heavily, the COVID crisis has hit service industries harder, with disproportionate impacts on women. In addition, the care impacts of the crisis (sickness as well as school and child care centre closures) have more often than not been borne by women. An appropriate stimulus plan needs to address these unequal impacts.

As announced in the Speech from the Throne, the government will create an Action Plan for Women in the Economy to help more women get back into the workforce and to ensure a feminist, intersectional response to this pandemic and recovery. By doing this, we are strengthening the economy as a whole, and that is good for everyone.

The government is announcing the creation of a task force of diverse experts to help the government develop this plan. We will be bringing this task force together in the coming weeks to begin the work of advising the Deputy Prime Minister and Minister of Finance on policies and measures to be included in the government’s stimulus plan to support women’s employment through the recovery period. Advice of the task force will be intersectional and will support the government’s longer-term goal of building a more inclusive and resilient economy. The task force will provide advice on advancing gender equality and equity more broadly over the medium and longer-term, consistent with the goals and intent of the Canadian Gender Budgeting Act and the government’s Gender Results Framework, to address the inequities faced by Indigenous, Black and racialized women, as well as other vulnerable women.

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3.3.1.3 Towards a Canada-wide Early Learning and Child Care System

Investing in accessible, high-quality, affordable and inclusive child care is not only good for families, it makes good economic sense. It gives children a good start in life and gives parents, especially mothers, the support they need to maintain good jobs and provide for their families. In Quebec, where the provincial government has been investing in high-quality accessible child care for over two decades, maternal labour force participation rates were 5 to 9 percentage points higher than in the rest of Canada in 2019. In particular, Quebec women with children under 3 have some of the highest employment rates in the world. Not only do good jobs help families individually, but increased maternal labour force participation is good for economic growth and increases GDP per capita. Just as Saskatchewan once showed Canada the way on health care and British Columbia showed Canada the way on pricing pollution, Quebec can show us the way on child care.

Across the country, child care providers have been particularly hard-hit by the COVID-19 pandemic. The initial lockdown meant the closure of most child care operations across the country. Even as the economy reopened, the implementation of new public health practices and the uneven return of children in care have resulted in financial challenges for many providers, and made more precarious the work of over 200,000 early childhood educators and child care workers across the country.

This is happening against the backdrop of what many experts like Armine Yalnizyan are calling a “She-cession.” In September, the number of mothers who worked less than half of their usual hours for reasons most likely related to COVID-19 was 70 per cent higher than in February, compared with 24 per cent among fathers.

Private sector, social sector and labour leaders agree that child care is a vital part of our social infrastructure that has been weakened by COVID-19. Pre-pandemic, most provinces and territories in Canada had only enough licensed child care spaces to accommodate 40 per cent or fewer children younger than six years of age. The sector was hit hard by the spring lockdown and is facing new financial challenges as new public health practices and physical distancing are implemented.

Fees have always varied widely from region to region, with some families seeing prices as high as $2,000 a month per child in some cities. Lower-income families who need a subsidized space often face long waiting lists. According to a recent study, many families find child care to be even less affordable than housing, seen by many to be “an unattainable luxury”.

Accessible and affordable child care helps create jobs and spurs economic growth. Investments in child care create more jobs compared to similar levels of investment in other industries, by not only creating direct employment for child care workers, but also enabling growth in women’s labour force participation.

Now is the time to make long-term, sustained investments so that every Canadian family has access to affordable and high-quality child care. As a first step, this Fall Economic Statement is announcing key early investments to lay the groundwork for a Canada-wide child care system, in partnership with provinces, territories and Indigenous peoples.

December 7, 2020, will mark the 50th anniversary of the Report of the Royal Commission on the Status of Women in Canada, a hallmark report that called for the federal government to immediately work with the provinces and territories to establish a national day care system. Those who were children when the report came out are now parents and grandparents. Canadians have waited, for generations, for their government to answer the call. On the eve of this anniversary, the government is committed to making historic investments to make this happen. Budget 2021 will lay out the plan to provide affordable, accessible, inclusive and high-quality child care from coast to coast to coast. This will also include enhanced support for before- and after-school care for older children – in order to provide all parents with the flexibility needed to balance work and family.

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Bringing Partners Together Towards a Common Vision

To help bring governments, experts and stakeholders together to collaborate in designing and implementing this new child care vision for Canada, the government is proposing to provide $20 million over 5 years, starting in 2021-22, with $4.3 million per year ongoing for a Federal Secretariat on Early Learning and Child Care. The Secretariat will build capacity within the government and engage stakeholders to provide child care policy analysis in support of a Canada wide-system.

The government is also proposing to invest $70 million over 5 years, starting in 2021-22, and $15 million ongoing to sustain the existing federal Indigenous Early Learning and Child Care Secretariat, and to help build Indigenous governance capacity and support Indigenous participation in the development of a Canada-wide system.

Sustaining Previous Investments in Early Learning and Child Care

In Budgets 2016 and 2017, the federal government invested $7.5 billion over 11 years in early learning and child care. These investments have enhanced fee subsidies for families across the country, and created new quality, affordable spaces, including for parents that work non-traditional hours as well as for children from diverse populations.

In order to sustain the progress made in collaboration with provinces, territories and Indigenous partners to date, the government is proposing to make this funding permanent at 2027-28 levels by providing $870 million per year and ongoing, starting in 2028-29. Of this amount, $210 million would support Indigenous early learning and child care programming.

Results to Date of Federal Investment in Early Learning and Child Care

Federal funding for early learning and child care since 2017 has supported the creation of almost 40,000 more affordable child care spaces, as well as training and professional development for 1,780 early childhood educators and staff across Canada, including:

•   In New Brunswick, where almost 80 per cent of early learning and child care centres received funding to implement a low-fee policy, and to improve their capacity to serve children with disabilities and diverse learning needs;

• In Ontario, where federal and provincial funding supported grants for 1,570 child care workers to upgrade their skills and receive Early Childhood Educator Diplomas; and,

• In Saskatchewan, where new federal funding has supported the creation of 768 additional regulated child care spaces, including in the Fransaskois communities of Regina, Prince Albert and Vonda.

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Supporting the Early Childhood Educator Workforce

The recruitment and retention of early childhood educators is a challenge across Canada. These workers often earn low wages, have minimal job protections and lack career development opportunities. Supporting the valuable work of early childhood educators is key to the success of a high-quality child care system, especially one which will expand the number of spaces across the country.

To this end, the government is proposing to provide $420 million in 2021-22 for provinces and territories to support attraction and retention of these workers, such as through grants and bursaries for students studying early childhood education.

The government will also engage provinces and territories on future sustained investments in support of an Early Childhood Educator Workforce Strategy – as a key enabling feature of a Canada-wide child care system.

Gender Equality and Diversity in Canada

Gender Results Framework

Economic Participation and Prosperity

In February 2020, 96 per cent of early childhood educators and assistants were women, as were 97 per cent of home child care providers. In 2016, according to the Census, visible minorities accounted for 21 per cent of all wage earners, but they accounted for 24 per cent of early childhood educators and assistants and 41 per cent of home child care providers. Immigrants were similarly overrepresented, accounting for 27 per cent of early childhood educators and assistants and 33 per cent of home child care providers, but only 23 per cent of all wage earners. Recent immigrants were particularly overrepresented among home child care providers, accounting for 11 per cent of earners in this occupation, compared to only 4 per cent of wage earners in all occupations.

Early childhood educators also play an important role in delivering quality, culturally-relevant care that meets the unique needs of Indigenous families. That’s why the government is proposing to invest an additional $75 million in 2021-22 to improve the quality and accessibility of Indigenous child care programs. This would enable providers to take steps to improve the retention of Indigenous early childhood educators and to offer more flexible and extended hours of care.

3.3.1.4 Immediate Support for Families with Children

Many families have been struggling with a wide range of expenses during the pandemic – from providing care to buying tools for at-home learning like books and technology. Many families with young children also had to find temporary alternatives to their regular child care arrangements which, for many, meant higher costs.

In order to provide immediate relief for families with young children, the government proposes to introduce temporary support totaling up to $1,200 in 2021 for each child under the age of 6 for low- and middle-income families who are entitled to the Canada Child Benefit (CCB). This represents an almost 20 per cent increase over the maximum annual CCB payment. This support would automatically be delivered to families entitled to the CCB with net income at or below $120,000 as four tax-free payments of $300, with the first payment being made shortly after the enabling legislation is passed, and subsequent payments in the months of April, July, and October 2021. Families entitled to the CCB with net income above $120,000 would receive a tax-free payment of $150 at each of these times, for a total benefit of $600. This temporary assistance would benefit about 1.6 million families and about 2.1 million children, and would cost about $2.4 billion in 2021.

Recognizing that federal, provincial, territorial and First Nation child protection agencies that care for vulnerable children have also faced higher costs, as a result of COVID-19, the government also proposes to provide equivalent temporary quarterly payments of $300 for each child under the age of 6 in respect of whom a Children’s Special Allowance is paid.

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3.3.1.5 Better Working Conditions for the Care Economy

The COVID-19 pandemic has highlighted the low wages and poor working conditions of our essential workers, including of those personal support workers caring for our seniors and other vulnerable Canadians. Often, their employers do not offer the same opportunities to save for retirement that better-paid workers enjoy.

To support personal support workers, homecare workers and essential workers involved in senior care, the government will work with labour and healthcare unions, among others, to seek solutions to improve retention, recruitment and retirement savings options for low- and modest-income workers, particularly those without existing workplace pension coverage.

3.3.1.6 Creating Opportunities for Youth

Young people continue to suffer disproportionate economic among other impacts due to COVID-19. The government is working to ensure the pandemic does not derail their futures. Making sure they can turn their hard-earned knowledge and skills into secure, well-paying jobs is important for their success, and important for Canada’s future prosperity.

The government proposes to build on the employment, job skills development and educational supports provided to youth and students over the summer, including the doubling of student grants and funding for new career opportunities, by introducing additional measures that will ease the financial burden on students and provide more opportunities for young people to gain work experience.

Enhancing Canada Summer Jobs funding

To help young people develop stronger connections to the job market, and to support employers through a period of economic recovery, the government intends to support up to 120,000 job placements through Canada Summer Jobs in 2021-22 – an increase of 40,000 from 2020-21 levels. To this end, the government proposes to provide approximately $447.5 million in new investments in the program next year.

This investment will support employers by helping reduce staffing costs and will be used to extend by one year program flexibilities introduced in 2020-21, including the ability to hire youth outside of the summer months. It will also increase the maximum available wage support, allowing employers to receive up to 100 per cent of minimum wage for each employee. Employers will also be able to more easily hire part-time workers, and employers will be able to adapt their projects and job activities to support essential services.

Youth Employment and Skills Strategy

To help young people, including those who may face more complex barriers to employment, and who may have been driven further from the labour force due to the pandemic, gain the skills and experience needed to find and keep quality work, the government proposes to invest $575.3 million over the next two years in the Youth Employment and Skills Strategy to provide approximately 45,300 job placements for young people.

Eliminating Interest on Canada Student Loans and Canada Apprentice Loans

To ease the financial burden of student debt during the economic recovery, the government intends to eliminate the interest on repayment of the federal portion of the Canada Student Loans and Canada Apprentice Loans for 2021-22. This measure will bring $329.4 million in relief to up to 1.4 million Canadians who are looking for work or otherwise in the early stages of their careers.

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Preparing People for Good Jobs

Jobs and Training for Vulnerable Populations	Measure	Description	FES 2020 Funding TOTAL in 2021-22
	Foreign Credential Recognition Program	Expanding existing supports to attract skilled newcomers to Canada’s in-demand sectors. Up to 15,000 skilled newcomers would benefit.	$15M
	Indigenous Skills and Employment Training	Provide training and supports to young, Indigenous people, Indigenous people with disabilities, and out-of-territory and vulnerable Indigenous people to prepare them for good jobs. This funding also helps improve labour market data and service delivery.	$144.2M
	Opportunities Fund for Persons with Disabilities	Support persons with disabilities by creating inclusive workplaces, supporting career advancement and increasing support for existing activities.	$65M
	Women’s Employment Readiness Pilot	Establish a new pilot program to support marginalized women by providing and testing pre-employment and skill development supports.	$50M over two years
	Youth Employment and Skills Strategy	Helping Canadians aged 15-30 by supporting approximately 43,500 job placements over two years, of which approximately 17,500 are new job placements.	$575.3M over two years
	Canada Summer Jobs	Supporting 120,000 job placements for young Canadians ages 15-30 in 2021- 22, and extend program flexibilities introduced in 2020-21 for one additional year.	$447.5M
		Total Incremental Funding	$1.3B over two years

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3.3.1.7 Accelerating the Universal Broadband Fund

The COVID-19 pandemic has shifted much of our lives online and transformed how we live, work, and learn. Canadians in many rural and remote communities who still do not have access to high-speed Internet face a barrier to their ability to be equal participants in the economy.

To accelerate its efforts to ensure all Canadians have access to high-speed Internet, no matter where they live, the government is committing an additional $750 million over five years for larger, high-impact projects. In total, $1.75 billion will be provided over seven years starting in 2020-21 through the Universal Broadband Fund. This level of funding is intended to connect 98 per cent of Canadians by 2026, up from the original target of 95 per cent in that year and 100 per cent of Canadians by 2030.

The Universal Broadband Fund leverages additional broadband investments by telecommunications businesses and also works in partnership with provinces and territories, and arms-length federal institutions, such as the Canada Infrastructure Bank and the Canadian Radio-television and Telecommunications Commission.

3.3.1.8 Compensation for Supply-managed Farmers

The agriculture and agri-food sector is an important contributor to Canada’s economy that is positioned for strong growth and increased exports over the coming years.

Gender Equality and Diversity in Canada

Gender Results Framework

Education and Skills Development

Economic Participation and Prosperity

Poverty Reduction, Health and Well-Being

In 2018, only 41 per cent of rural households had access to high-speed Internet (i.e. download at 50 Mbps and upload at 10 Mbps), which is necessary to take full advantage of the opportunities offered by the modern Internet. This compares to 98 per cent of urban households in large and medium-sized population centres. On First Nations Reserves, only about 31 per cent of households had access to 50/10 speeds. The COVID-19 pandemic has amplified the urban/rural digital divide and the importance of high-speed Internet access, no matter where Canadians live and work. Many rural Canadians have struggled to work from home, continue their children’s education online, access government services, and maintain social connections with loved ones, all due to poor Internet access.

Canada is a trading nation and trade is an important part of the government’s plan to create jobs and grow during our recovery from the pandemic recession. As part of negotiations for free trade agreements over the last few years, the Government of Canada provided our trading partners with increased access to the domestic market for dairy, poultry and eggs. During negotiations for the Canada-United States-Mexico Agreement (CUSMA), the government defended supply management from American efforts to dismantle it. We remain committed to engaging the sector on full and fair compensation for the CUSMA. Canada is delivering on our commitment to full and fair compensation for the Canadian-European Union Comprehensive Economic and Trade Agreement (CETA) and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP). To deliver on this commitment, the Fall Economic Statement proposes to provide the following compensation to Canada’s over 14,000 supply-managed dairy, poultry and egg farmers:

In addition to the $250 million Dairy Farm Investment Program, and the $345 million delivered through direct payments to dairy farmers in 2019-20, the government is announcing that dairy farmers will receive $1.4 billion in payments over three years, beginning in 2020-21, including a payment of $468 million this year. This brings the total compensation provided to dairy farmers, to date, to almost $1.1 billion and provides certainty on the schedule and form of remaining payments in the $2.0 billion total compensation package for dairy farmers.

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The government is also announcing $691 million for 10-year programs for supply-managed chicken, egg, broiler hatching egg and turkey farmers. These programs will provide support for farmers including support to make investments on their farms that improve productivity and for marketing activities. Further details will be announced by the Minister of Agriculture and Agri-Food.

3.3.1.9 Fighting Systemic Racism and Building Communities

In Canada, systemic racism and discrimination is a painful lived reality for Black Canadians, racialized Canadians, and Indigenous peoples. Data shows that racialized Canadians have experienced many of the worst health and economic impacts of the pandemic. Global events during the pandemic have also shone a spotlight on the realities of racism, particularly anti-Black racism, that still persist, including here in Canada.

Through this Fall Economic Statement, the Government of Canada is reiterating its commitment to fight racism in all its forms through clear and meaningful investments in a number of key areas: economic opportunity, representation at the highest levels of and throughout the public service, diversity in corporate Canada, modernization of equity legislation to be truly inclusive, community empowerment, and action to address systemic racism in the justice system.

The measures announced herewith reflect the advocacy and hard work of community leaders from across Canada.

Together these measures will begin the long-overdue process of building in institutional practices that prioritize addressing systemic racism. Building on previous investments, these are early steps in the work to be done to make sure that federal policies appropriately serve the historically underserved, in the manner all Canadians deserve.

Governments serve the people above all else and government must listen to and work with all people, directly, to make sure government is accomplishing the work it set out to do. For this reason, senior Government of Canada officials will work directly with community leaders to make sure these programs deliver as intended.

Federal programs are available to all Canadians, but different groups do not always access them equally. Government COVID-19 support for businesses also face this challenge. We cannot prevent economic scarring during the pandemic recession if all eligible Canadian businesses do not have universal access to federal programs. More work will be done to continue to engage, assist and ensure underrepresented groups are able to make use of government support measures.

We need all our businesses to stay strong in order to ensure a swift and inclusive recovery.

Economic Opportunities and Diversity in Procurement

Canada’s prosperity depends on ensuring all Canadians have access to the economic tools to build their businesses and access government procurement.

Black Entrepreneurship Program

COVID-19 has highlighted and exacerbated existing systemic barriers faced by Black entrepreneurs and owners of small and medium-sized businesses in Canada. On September 9, the government in partnership with Canadian financial institutions announced an investment of up to $221 million – including up to $93 million from the Government of Canada over the next four years – to launch Canada’s first-ever Black Entrepreneurship Program. This will help to ensure equitable access to support and opportunities for Black business owners and entrepreneurs.

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The program will help thousands of Black business owners and entrepreneurs across the country recover from this crisis and grow their businesses. The program will be delivered with up to $93 million, including:

•

up to $53 million to develop and implement a new National Ecosystem Fund to help Black business owners and entrepreneurs access funding and capital, mentorship, financial planning services, and business training;

•

up to $33.3 million in support through the new Black Entrepreneurship Loan Fund that will provide loans of between $25,000 and $250,000 for Black business owners and entrepreneurs. The Government of Canada is also partnering with financial institutions, including RBC, BMO Financial Group, Scotiabank, CIBC, National Bank, TD, Vancity, and Alterna Savings, to make up to $128 million available in additional lending support; and

•

up to $6.5 million to create and sustain a new Black Entrepreneurship Knowledge Hub that will collect data on the state of Black entrepreneurship in Canada and help identify Black entrepreneurs’ barriers to success as well as opportunities for growth. The Hub will be run by Black-led community and business organizations, in partnership with educational institutions.

Diversity in Procurement

Delivering on the Speech from the Throne, which directed the government to pursue economic empowerment for specific communities, and increase diversity in procurement, the Department of Public Services and Procurement Canada will be launching a pilot program to open bidding opportunities for Black owned/operated businesses, building off the successful Procurement Strategy for Aboriginal Business. The department will also be examining greater opportunities for supplier diversity across the government.

Supporting Diversity and Fairness in the Workplace

Systemic barriers and discrimination in the workplace remain a challenge faced by many Canadians. Proactive approaches are required to tackle barriers and support workplaces to ensure all workers are treated equally in the workplace, including at the highest levels of leadership.

Building a Corporate Canada that Looks Like Canada

In Canada’s business community, women, racialized Canadians, LGBTQ2 Canadians, people with disabilities, and Indigenous people are underrepresented in positions of influence. The 50-30 Challenge is a call to action to businesses across Canada to increase diverse representation on corporate boards and in senior management positions. The 50-30 Challenge asks participating organizations to make two commitments and report regularly on progress towards:

•	Gender parity (“50 per cent”) on boards and in senior management, and;

•

Significant representation (“30 per cent”) on boards and in senior management of other underrepresented groups, including racialized Canadians, Indigenous people, people with disabilities, and members of LGBTQ2 communities.

The government proposes to provide $33 million over 3 years, starting in 2021-22, to support the Challenge in collaboration with diversity-seeking groups and business stakeholders. This funding will assist diversity-serving organizations to support private and public sector organizations – including small and medium-sized businesses, not-for-profits and academic institutions – with the development of tools to help them achieve the program’s goals. These tools could include assistance with developing diversity strategies, the creation of mentorship and training opportunities and an online toolkit and resources that would be available to businesses and organizations across the country.

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Renewing Our Commitment to Employment Equity

Creating equitable, diverse, and inclusive workplaces will help grow our middle class and build a country where every Canadian has a real and fair chance to succeed. While progress has been made for members of these groups since the Employment Equity Act was passed in 1986, more needs to be done, and the economic effects of COVID-19 must not be allowed to reverse the gains that have been made. At the same time, the nature of work is changing, and Canadians’ understanding of diversity and inclusion has evolved.

Accordingly, the government is committing $6.6 million to support a task force on modernizing the Employment Equity Act. The task force will have a mandate to study, consult, and advise on how a renewed Employment Equity Act can help ensure that Canada’s economic recovery is equitable, inclusive, and fair.

Gender Equality and Diversity in Canada

Gender Results Framework

Gender-Based Violence and Access to Justice

In an August 2020 crowdsourcing survey, 28 per cent of participants reported having experienced discrimination or having been treated unfairly by others during the pandemic. Gender diverse participants were much more likely to report these experiences (65 per cent), as were people with disabilities (48 per cent), visible minorities (48 per cent), Indigenous people (47 per cent), sexual minorities (45 per cent), and recent immigrants (41 per cent).

The government is also committing $3.6 million on an ongoing basis to expand the Workplace Opportunities and Barriers to Equity Program, to promote projects that help federally regulated workplaces become more representative of Canada’s diversity.

Centre for Diversity in the Federal Public Service

$12 million over 3 years towards a dedicated Centre for Diversity in the Federal Public Service at Treasury Board Secretariat. This will accelerate and increase the government’s efforts to achieve a representative and inclusive public service. This includes implementing a government-wide strategy and action plan with specific actions necessary to accelerate progress on diversity and inclusion.

Empowering Communities

Communities have lived experience and expertise which must be empowered in our collective efforts to address racism and discrimination.

Supporting Community-led Initiatives

To strengthen efforts to combat racism and promote multiculturalism, the government is providing $50 million over 2 years, starting in 2021-22, to expand Canadian Heritage’s Community Support, Multiculturalism and Anti-Racism Initiatives Program and its Anti-Racism Action Program. Funding will also enhance Canadian Heritage’s capacity to deliver on the government’s anti-racism objectives, including by expanding the Anti-Racism Secretariat.

Protecting Communities at Risk of Hate-motivated Crimes

$13 million over 5 years and $2.6 million ongoing to protect communities at risk of hate-motivated crimes, by providing not-for-profit organizations such as places of worship, schools and community centres, with funding to enhance their security infrastructure. This investment will be delivered through Public Safety’s Communities at Risk: Security Infrastructure Program.

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The Justice System and Tackling the Root Causes of Crime

There are systemic issues in the criminal justice system that have resulted in the overrepresentation of certain groups. These persistent issues merit new and proven approaches and greater accountability.

Impact of Race and Culture Assessments in Sentencing

$6.6 million over 5 years and $1.6 million ongoing to support the implementation of Impact of Race and Culture Assessments, which allow sentencing judges to consider the disadvantages and systemic racism that contributed to racialized Canadians’ interaction with the criminal justice system.

Supporting Community Justice Centres

$28.6 million over 5 years to support Community Justice Centres (CJC) pilot projects in British Columbia, Manitoba and Ontario. CJCs bring justice, health and social services together to address the root causes of crime, divert individuals accused of non-violent offences away from incarceration, and connect them with social supports. Through the integration of culturally appropriate services, CJCs can help decrease the overrepresentation of Indigenous peoples and Black Canadians in the criminal justice system and provide solutions to systemic issues.

3.3.1.10 Growing the Economy through Immigration

The Government of Canada is committed to an immigration system that supports economic growth, diversity, and helps build vibrant, dynamic and inclusive communities. Immigrants play an important role in driving Canada’s economic growth, contributing to half of the average real GDP growth over 2016-2019. Without immigration, Canada’s population would start to decline in slightly more than a decade and potential growth would slow to about 1 per cent per year.

Canada will continue welcoming newcomers who bring the skills our economy needs to grow. Our advantage in immigration helps keep Canada competitive on the world stage.

In the 2021-2023 Immigration Levels Plan, the government set out a path for responsible increases to immigration targets. Immigration is also an important factor in helping the Canadian economy recover, drive future growth and create jobs for middle class Canadians. The Levels Plan aims to continue welcoming immigrants at a rate of about 1 per cent of the population of Canada, including 401,000 permanent residents in 2021, 411,000 in 2022 and 421,000 in 2023.

Delivering on increased immigration levels will require that the system that supports application processing for immigration and future citizens – the Global Case Management System – be modernized, moving away from its current cumbersome paper-based system to a digital platform. Through the Economic and Fiscal Snapshot, the government announced $72.1 million for Immigration, Refugees and Citizenship Canada to begin this work, by stabilizing and standardizing its current information technology infrastructure, building the foundation for a new digital platform, and supporting more efficient processing through the responsible use of data-driven technologies. This modern processing system will contribute to Canada’s world-class immigration system through enhanced client service, operational efficiency and program integrity, ensuring a higher level of service and internal capacity to bring the skills and talents of new Canadians to our communities.

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Supporting Skilled Newcomers

Attracting talented workers from around the world is an essential part of the government’s plan to help grow our economy and support the economy’s recovery from the COVID-19 recession.

Skilled newcomers are critical to Canada’s economic growth and recovery, but they are not always able to contribute to their full potential. At the same time, the demand for professionals in key sectors, such as Information Technology (IT), is increasing in many regions across Canada, leading to a situation where there are skilled workers without quality jobs, and quality jobs without skilled workers. These challenges are being exacerbated by the current economic slowdown.

The Foreign Credential Recognition Program helps address specific barriers faced by skilled newcomers, such as the length and cost of credential recognition, and has recently expanded its scope to provide direct employment supports.

To scale up and expand existing supports for the labour market integration of skilled newcomers with a focus on in-demand sectors, such as health, IT, and skilled trades, the government proposes to invest $15 million in 2021-22 in the Foreign Credential Recognition Program. Up to 15,000 skilled newcomers are expected to benefit from this investment.

3.3.1.11 Addressing Affordable Housing and Homelessness

COVID-19 has exacerbated existing housing affordability and homelessness issues, and called attention to the public health risks of substandard and crowded living quarters. Without urgent action by the Government of Canada, the COVID-19 pandemic could lead to a dramatic increase in homelessness. Affordable housing is also essential for economic fairness and growth.

In 2017, the government committed to reducing chronic homelessness by 50 per cent. The government’s National Housing Strategy has already helped more than a million people find a safe and affordable place to call home, including through significant new support to homeless Canadians. Given this progress, the government promised, in the Speech from the Throne, that it is now focused on eliminating chronic homelessness in Canada.

The government is providing $1 billion in funding through the Rapid Housing Initiative. This initiative is managed by the Canada Mortgage and Housing Corporation, and funding is available to municipalities, provinces and territories, Indigenous governing bodies and organizations and non-profit organizations. Funding will be used for construction of modular housing, as well as the acquisition of land and conversion of existing buildings into affordable housing units.

Expanding the Rental Construction Financing Initiative

Finding an affordable place to rent is a challenge across Canada. To address this, the government launched the Rental Construction Financing Initiative in 2017 to provide low-interest loans and mortgage insurance to support the construction of purpose-built rental housing. Borrowers are required to offer units that are accessible, rented at more affordable rates, and adhere to high energy efficiency and greenhouse gas emissions standards. To date, the Rental Construction Financing Initiative has supported the construction of over 10,000 new purpose-built rental units in major Canadian cities.

In order to expand this already successful initiative, the government will provide new resources to the Canada Mortgage and Housing Corporation to enable the Rental Construction Financing Initiative to provide an additional $12 billion in new lending over seven years, staring in 2021-22. This funding will increase the Rental Construction Financing Initiative’s total lending capacity from $13.75 billion to $25.75 billion in low-interest loans, and enable the construction of an additional 28,500 rental units.

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The First-Time Home Buyer Incentive

To make homeownership more affordable, the government launched the $1.25 billion First-Time Home Buyer Incentive in September 2019, which gives eligible first-time home buyers the ability to lower their borrowing costs by sharing the cost of buying a home with the government.

The government is expanding the First-Time Home Buyer Incentive to enhance eligibility in the higher priced markets of Toronto, Vancouver and Victoria. This will help to make home ownership more affordable for Canadians who are buying their first home in these cities. To help people in Toronto, Vancouver and Victoria buy a house, the expansion will be available to eligible buyers to purchase a home up to 4.5 times their household income, an increase from the current limit of 4 times household income. Additionally, the eligible buyer’s income threshold is being raised from $120,000 to $150,000 for Toronto, Vancouver and Victoria. These changes will come into effect in spring 2021. With a minimum down payment, this targeted expansion will raise the maximum house price for eligible first-time home buyers in these cities from about $505,000—the current program parameters—to about $722,000.

3.3.1.12 Making Communities Safer

Canadians deserve to feel safe in their communities. The government proposes to invest in a variety of measures to support public safety by providing resources to community organizations to protect youth from violence, and driving greater accountability among the RCMP to the people they serve.

To crack down on gun crime and make our communities safer places to live, the government proposes to provide dedicated funding of $250 million over 5 years, starting in 2021-22, for municipalities, community-led initiatives and Indigenous communities, to support anti-gang programming. This investment will be delivered by Public Safety Canada and will support programs aimed at youth gang interventions through wrap-around supports. This funding will complement the government’s previous investments to support provincial and territorial initiatives.

$238.5 million over 6 years, starting in 2020-21, and $50 million ongoing to implement a National Body-worn Camera Program for frontline RCMP officers to improve transparency and accountability, and more effectively respond to concerns about policing from racialized and Indigenous communities.

3.3.2 A Competitive, Green Economy

A resilient economy is not just a more inclusive economy, but also one that is sustainable, competitive, and responsive to global demand.

We need to invest in meaningful climate action. Failure to do so will only increase the costs and the risks of climate change to all Canadians. COVID-19 has reminded us all of the importance of early, sustained action to address systemic risks that threaten our daily lives.

According to the Organisation for Economic Co-operation and Development, our international peers have allocated approximately US$312 billion to support a green recovery. G7 economies such as France, Germany and the United Kingdom have already announced considerable investments in green transition measures including funding for energy efficient renovations, fostering the development of new technologies, such as hydrogen, and electric vehicle infrastructure and incentives. To secure a prosperous future and compete in a changing landscape, Canada must continue to invest to position us as a key player in an increasingly green worldwide economy.

Gender Equality and Diversity in Canada

Gender Results Framework

Poverty Reduction, Health and Well-being

Air pollution costs Canadians and the Canadian economy billions of dollars per year. Part of this cost is the lost labour from employees who must take time off to recover from air pollution related illnesses or care for young or elderly family members recovering from such illnesses. Given that a greater share of caregiving responsibilities continue to be shouldered by women, the value of this lost labour is likely borne by women. In addition, mortality and morbidity costs from air pollution are not equally distributed across the population. Fine particulate matter (PM2.5) and ground-level ozone (O3) – components of urban smog – have particularly important impacts on health and well-being. Individuals with heart or lung diseases, children and the elderly are the most likely to be at risk of illness from air pollution. In 2012, men and women had a similar share of deaths due to O3, but women had more deaths attributable to PM2.5 than men.

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This is why the government has committed to putting climate action at the heart of its plan to create a million jobs. These will be good middle class jobs for today, and for the decades to come, creating opportunities for our current workforce and for our children and grandchildren. Canadians from all regions need to be part of this collective effort, and the government will also work to make many of these traditionally male-dominated industries more inclusive.

Canada remains strongly committed to meeting and exceeding its Paris targets and achieving net-zero by 2050. The government’s plan to do this will be released in the coming weeks. The investments made in Fall Economic Statement 2020 will lay the foundation for a green recovery that will create opportunities for all Canadians.

3.3.2.1 Action Starts at Home: Home Energy Retrofits

Buildings, including our homes, account for 17 per cent of Canada’s greenhouse gas emissions, so helping Canadians make their homes more energy efficient can support our environmental objectives while making homes more comfortable and more affordable to maintain. And will create good, middle-class jobs in their communities. The energy efficiency sector accounted for more than 436,000 direct jobs in 2018.

Gender Equality and Diversity in Canada

Gender Results Framework

Poverty Reduction, Health and Well-Being

A changing climate can mean longer and more intense heat events that can be dangerous for the health of Canadians. For example, during extreme heat events, many people succumb to underlying health conditions, such as respiratory and cardiovascular illnesses, while some may experience heat stroke that could result in death. According to Health Canada, while extreme heat can put everyone at risk from heat illnesses, health risks are greatest for heat-vulnerable groups including older adults, infants and young children, people with chronic illnesses or who are physically impaired, socially disadvantaged individuals such as those with low incomes, those who are homeless and those who are living alone, newcomers to Canada and people who work outdoors, most of whom are men. Pregnant women are also at greater risk during extreme heat events, as there is an increased chance of early delivery and stillbirth, and exposure to high temperatures during the first trimester increases the risk of certain types of congenital heart defects. According to the Canadian Disaster Database, seven extreme heat events were reported in Canada between 1900 and 2018 (1912, 1936, 1953, 1963, 1988, 2009, and 2018) causing over 1,750 deaths. Most recently, in 2018, an extreme heat event in Quebec killed 93 people.

The government proposes to provide $2.6 billion over 7 years, starting in 2020-21, to Natural Resources Canada to help homeowners improve their home energy efficiency by providing up to 700,000 grants of up to $5,000 to help homeowners make energy-efficient improvements to their homes, up to one million free EnerGuide energy assessments, and support to recruit and train EnerGuide energy auditors to meet increased demand. Additional information on home energy efficiency grants will be provided in a future announcement, and eligibility for these grants will be retroactive to December 1, 2020.

The government also recognizes that homeowners and landlords need to be able to access simple and affordable financing to make deeper home energy retrofits. Over the coming months the government will outline details of a low-cost loan program that integrates and builds on available energy audits and grants, and which can be easily accessed by Canadians.

3.3.2.2 Zero-emission Vehicle Infrastructure

The government is taking action to help more Canadians choose zero-emission vehicles to support Canada’s transition to a low-carbon economy. Since 2016, the government has invested $226.4 million to build new recharging and refuelling infrastructure along highways and in places where people live and work. To date, 433 charging and fueling stations have been built, and more than 800 are currently under construction.

The government proposes to accelerate this work by providing $150 million over 3 years to Natural Resources Canada, starting in 2021-22. These investments in infrastructure for zero-emission vehicles will help increase confidence that charging and refuelling stations are available and conveniently located where and when they are needed.

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3.3.2.3 Nature-based Climate Solutions

Investing in nature, and its protection, is among the most affordable climate action governments can take. Forests, wetlands, oceans, and more, absorb and store enormous amounts of carbon, which can mitigate the impacts of climate change, and keep our air and water clean. In fact, nature-based solutions to climate change can provide almost 40 per cent of the emission reductions needed by 2030 – 30 per cent more than previously estimated. Pristine green and blue spaces provide recreational opportunities that improve quality of life and are part of Canadian culture and identity.

Gender Equality and Diversity in Canada

Gender Results Framework

Poverty Reduction, Health and Well-Being

Climate change disproportionately impacts vulnerable groups such as children, seniors, women and people living off the land and in the North through socio-economic impacts on community health, well-being and livelihoods. For example, people living on First Nations reserves in Canada are on average 18 times more likely to be evacuated because of natural disaster events compared to people living off reserve. Nature-based solutions are intended to help reduce these community impacts.

To fight climate change, protect forests and create good jobs, the government proposes to provide up to $3.16 billion, over ten years, starting in 2021-22, with $2 million in remaining amortization, to Natural Resources Canada to partner with provinces, territories, non-governmental organizations, Indigenous communities, municipalities, and others to plant 2 billion trees. In addition, $30 million was provided to Natural Resources Canada to work with provinces and territories to support small and medium-sized forest businesses in managing the increased costs of safely operating due to COVID-19. This funding also helped to ensure that approximately 660 million trees were planted in Canada in 2020, and that forestry firms and nurseries are ready for the next planting season.

Canada’s grasslands, wetlands and peatlands are also highly valuable for their ability to store greenhouse gases. To restore degraded ecosystems, protect wildlife, and improve land and resource management practices, the government proposes to provide up to $631 million over ten years, starting in 2021-22, with $0.1 million in remaining amortization, to Environment and Climate Change Canada. With this funding, the government will work with provinces, territories, conservation organizations, federal landowners and Indigenous communities to implement climate smart, natural solutions to reduce greenhouse gas emissions related to ecosystem loss.

Canada’s farms have significant potential to increase carbon sequestration and realize other environmental benefits through the adoption of beneficial management practices. The Government proposes to provide $98.4 million over ten years, starting in 2021-22, with $1.6 million in remaining amortization, to Agriculture and AgriFood Canada to establish a new Natural Climate Solutions for Agriculture Fund. This fund will leverage $85 million in existing programming and will be guided by a new Canadian Agri-Environmental Strategy to be developed in collaboration with partners to support the sector’s actions on climate change and other environmental priorities towards 2030 and 2050.

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3.3.2.4 Public Transit Infrastructure

Public transit gives Canadians faster, cheaper, and cleaner ways to get around. It also enhances our economy’s productivity, reduces congestion and pollution, provides efficient and affordable commuting options, and improves quality of life. Investing in public transit helps grow local economies and create more livable, vibrant, and inclusive communities.

That is why, in Budget 2017, the government announced unprecedented investments in public transit infrastructure as part of the Investing in Canada Plan.

To build on these investments the government will outline its next steps on public transit, including its plan to help electrify public transit systems across Canada, and provide permanent public transit funding, in partnership with the provinces and territories.

Gender Equality and Diversity in Canada

Gender Results Framework

Economic Participation and Prosperity

New Canadians are overrepresented as users of public transit. According to the 2016 Census, immigrants accounted for 24 per cent of all commuters, but 40 per cent of commuters using public transit. Recent immigrants accounted for 3 per cent of all commuters, but 9 per cent of public transit users. Immigrant women were more likely to use public transit than immigrant men, representing 60 per cent of all immigrant public transit users, but only 48 per cent of immigrant commuters. Non-immigrant women are also more likely to use public transportation than non- immigrant men.

This investment will accelerate Canada’s transition to a low-carbon economy, accelerate growth in local economies, and accelerate improvement to Canadians’ quality of life.

3.3.2.5 Strategic Interties

Canada has immense clean energy resources but many regions of this country still rely on coal power. Getting clean power to more communities remains a challenge as traditional financing models make it difficult for electricity providers to build large-scale transmission projects while keeping rates affordable for customers.

To bring clean power to more Canadians and accelerate Canada’s coal phase-out, the government is committed to working with the provinces and territories to help build new electricity transmission infrastructure with support from the Canada Infrastructure Bank (CIB). As part of its $10 billion Growth Plan, the CIB has earmarked $2.5 billion for clean power and is currently working in collaboration with provincial and regional partners to connect Canadians to clean electricity across Canada through the Atlantic Loop and other regional projects.

In addition, to further support necessary project predevelopment work, the government proposes to provide $25 million in 2021-22 to help some proponents complete engineering assessments, community engagement, and environmental and regulatory studies. This work will help inform and complement the CIB’s efforts to identify and address financial gaps in the projects.

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The Canada Infrastructure Bank’s Growth Plan

In October 2020, the Canada Infrastructure Bank (CIB) announced a $10 billion Growth Plan to invest in infrastructure that will create good jobs for Canadians, build stronger communities, and make the economy more sustainable and resilient for everyone. Over the next three years, the CIB will work in partnership with provincial, territorial, municipal, and Indigenous communities, and leverage the private sector, to build infrastructure across Canada.

•

$2.5 billion for clean power to support renewable generation and storage and to transmit clean electricity between provinces, territories, and regions, including to northern and Indigenous communities;

•	$2 billion to connect about 750,000 homes and small businesses to broadband in underserved communities;

•	$2 billion to invest in large-scale building retrofits;

•	$1.5 billion for agriculture irrigation projects; and

•	$1.5 billion to accelerate the adoption of zero-emission buses and associated charging infrastructure.

To accelerate the delivery of projects in which the CIB intends to invest, the plan will also allocate $500 million for project development and early construction works.

3.3.2.6 Sustainable Finance

Mobilizing private sector capital is critical to financing the transition to a low-carbon economy. Around the world, institutions and investors are increasingly factoring environmental, social and governance considerations into their business and investment decisions, and evaluating the climate change risks and climate action opportunities of their assets and portfolios. Developing sustainable finance in Canada will promote the long-term growth and stability of our financial system in the face of climate change. Sustainable finance will also create new opportunities for Canadian businesses and investors.

The government has committed $7.3 million over three years for the Department of Finance Canada and Environment and Climate Change Canada to create a public-private Sustainable Finance Action Council aimed at developing a well-functioning sustainable finance market in Canada.

The Action Council will make recommendations on critical market infrastructure needed to attract and scale sustainable finance in Canada, including enhancing climate disclosures, ensuring access to useful data on sustainability and climate risks, and developing standards for investments to be identified as sustainable. The government will launch the Action Council in early 2021.

3.3.2.7 Building the Foundation for a Net-zero Carbon Future

Achieving net-zero emissions by 2050 is a pan-Canadian project to transform our economy, and is a commitment Canada joins with over 120 other countries. As such, it is critical to maintaining our competitiveness and ability to create and sustain good, middle class jobs across all sectors of the economy.

On November 19, 2020, the government delivered on its commitment to legislate Canada’s goal of achieving net-zero greenhouse gas emissions by 2050 by introducing bill C-12, the Canadian Net-Zero Emissions Accountability Act, to Parliament. This legislation would legally bind the government to a process to achieve net-zero emissions by 2050, and require the Minister of Finance to report annually on key measures that the federal government, including Crown Corporations, has taken to manage climate-related financial risks and opportunities.

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The work to achieve net-zero emissions requires continued, urgent, systemic and sustained action from all orders of government, the financial sector, businesses, communities and individual Canadians. It requires working together across our country to build a better, cleaner future for all Canadians. To create long-term jobs, we need to secure long-term investments, and investors and consumers are increasingly supporting low-carbon, climate-resilient projects.

Canadians are full of innovative new ideas that will lead to the development and deployment of important new clean technologies. In particular, Canadians can lead the development and deployment of new zero-emission technologies. This includes technologies that create carbon-free heat and electricity. Following on the Small Modular Reactor (SMR) Roadmap released in 2018, the government intends to launch an SMR Action Plan by the end of 2020 to lay out the next steps to develop and deploy this technology. The government intends to work with interested parties, including New Brunswick, Ontario, Alberta and Saskatchewan, to advance this important work. The government’s upcoming climate plan will highlight further work and investments in areas like renewables, clean fuels, and hydrogen.

Canadian firms face challenges in scaling-up their operations. Often, they cannot get access to the right financing when needed. Targeted action by the government to mobilize private capital will better position Canadian firms to bring their technologies to market, unlocking both the economic and environmental potential of the growing global clean technology market.

3.3.2.8 Border Carbon Adjustments

The government is committed to ensuring that Canada’s transition to a low-carbon economy is achieved in a way that is fair and predictable for our businesses, and supports Canada’s international competitiveness. To this end, the government is exploring the potential of border carbon adjustments, and will be discussing this issue with our international partners. Border carbon adjustments are about levelling the playing field across jurisdictions on carbon pricing: they propose to establish a carbon fee on imports from countries that do not have carbon pricing so that those products face the same costs as those supplied by domestic producers who pay a price on carbon pollution.

The government will work with like-minded economies, including the European Union and our North American partners, to consider how this approach could fit into a broader strategy to meet climate targets while ensuring a fair environment for businesses.

3.3.3 Reconciliation

In 2015, the Government of Canada promised a new relationship with Indigenous peoples – one that would help deliver a better quality of life for families and communities. Building back to a better, more inclusive Canada will mean building stronger Indigenous communities with access to safe drinking water and community infrastructure. Healthy communities are prosperous communities, which is why the Government of Canada will continue to make progress towards a co-developed, distinctions-based approach to improving health and well-being outcomes for Indigenous peoples. Building a better future also means acknowledging the past, including the legacy of colonization. The Government of Canada remains committed to walking the road of reconciliation. We will work together with First Nations, Inuit, and Métis Nation partners, and all Canadians, to end the national tragedy of violence towards Indigenous women, girls and LGBTQ and two-spirit people.

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3.3.3.1 Supporting Infrastructure in Indigenous Communities

There is a significant gap in infrastructure in Indigenous communities when compared with non-Indigenous communities in Canada. This can affect overall quality of life, widen socio-economic gaps and reduce Indigenous peoples’ participation in the economy. To keep building strong communities together, the government proposes to invest:

$1.5 billion starting in 2020-21, and $114.1 million per year ongoing thereafter to accelerate work to lift all long-term drinking water advisories and stabilize funding for water and wastewater infrastructure, including operation and maintenance costs, in First Nations communities.

$25.9 million in 2020-21 to accelerate the government’s 10 year commitment to close the infrastructure gap in Indigenous communities by supporting the co-development of infrastructure plans with Indigenous partners, which will help pave the way to address critical needs in First Nations, Inuit and Métis Nation communities. To support early action, $1.8 billion over 7 years, starting in 2021-22, will be directed to support community infrastructure priorities.

3.3.3.2 Supporting Health and Well-being in Indigenous Communities

The COVID-19 pandemic has highlighted how critical access to health care is to safety, security and long-term economic prosperity. Now more than ever, the government is committed to making high quality health care, designed to meet the unique needs of Indigenous communities, a reality for Indigenous peoples.

To move forward with this commitment, the government proposes an initial investment of $15.6 million over 2 years, starting in 2021-22, to support the co-development of distinctions-based health legislation with First Nations, Inuit and Métis Nation partners. This will begin the process of transforming health care delivery in Indigenous communities by ensuring Indigenous control over the development and delivery of health services.

Gender Equality and Diversity in Canada

Gender Results Framework
Poverty Reduction, Health and Well-Being

Compared to Indigenous men, Indigenous women are at a higher risk of COVID-19 infection due to pre-existing conditions and they are more likely to be providing care. According to Phase 3 of the First Nations Regional Health Survey, with data collected between March 2015 and December 2016, among First Nations adults, a higher percentage of women (47 per cent) than men (36 per cent) reported having two or more chronic health conditions, which may indicate that Indigenous women are at higher risk of needing long-term medical and personal care. Women also make up the vast majority of care and personal support workers. For example, according to the 2016 Census, 93 per cent of Indigenous Registered Nurses were women.

3.3.3.3 Mercury Treatment Centres

Since the 1960s, the First Nations communities of Asubpeeschoseewagong (Grassy Narrows) and Wabaseemoong have suffered from the physical and mental effects of mercury poisoning due to the contamination of the English-Wabigoon river system. Residents experience higher rates of chronic health problems related to mercury exposure and the programs and services currently available in the communities do not meet their unique health care needs. Community members are often required to travel to urban centres for extended stays to receive specialized treatment or access long-term care.

In order to address the long-standing mercury-related health issues facing these communities, the government proposes to provide $200.1 million over 5 years, starting in 2021-22, and $0.3 million ongoing to support the construction and operations of a mercury treatment centre in each community. These centres will offer specialized care for residents to address their unique health care needs, as well as supported living for those who require it. As a result, residents in both Asubpeeschoseewagong and Wabaseemoong will receive the care they need while staying closer to home, community and family.

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3.3.3.4 National Inquiry into Missing and Murdered Indigenous Women and Girls

The National Inquiry into Missing and Murdered Indigenous Women and Girls laid bare the long-lasting effects of colonization, discrimination and stigmatization. Thanks to the brave voices and tireless efforts of survivors, loved ones, truth keepers and advocacy organizations, the National Inquiry’s Final Report, and its 231 Calls for Justice, provides a roadmap to move beyond a legacy of silence and inaction and put an end to systemic violence and discrimination against Indigenous women, girls and LGBTQ and two-spirit people.

Healing and reconciliation, however, require action. Together with families and survivors and provincial, territorial and Indigenous partners, the government is working toward the development and implementation of a distinctions-based, regionally relevant and accountable National Action Plan. The government is also investing to make communities safer for Indigenous women and children and address systemic discrimination against Indigenous Peoples. Early actions include extending critical supports to families and survivors, supporting the Moose Hide Campaign, the renewal of the Aboriginal Community Safety Planning Initiative, supporting the construction and operation of new shelters in Indigenous communities, and the implementation of the Indigenous Languages Act and An Act respecting First Nations, Inuit and Métis children, youth and families.

Gender Equality and Diversity in Canada

Gender Results Framework

Gender-Based Violence and Access to Justice

Women in Canada are more likely than men to experience gender-based violence, a reality which has been compounded by pandemic restrictions. According to 2018 police-reported data, women accounted for almost 8 in 10 victims (79 per cent) of intimate partner violence. Some populations are at higher risk for gender-based violence, including Indigenous women (on-and off-reserve), women living with a disability, women living in rural and remote communities, and LGBT2Q populations.

For example, self-reported data from the 2014 General Social Survey (GSS) show that Indigenous women were three times more likely to have experienced spousal violence than non-Indigenous women. Additionally, in the 2018 Survey of Safety in Public and Private Spaces, Indigenous women living in the provinces were more likely than non-Indigenous women to report experiencing violence since the age of 15 (55 per cent versus 38 per cent, respectively).

Building on these investments, the government proposes to invest an additional $781.5 million over 5 years starting in 2021–22, and $106.3 million ongoing to combat systemic discrimination against Indigenous peoples and expand efforts to combat violence against Indigenous women, girls and LGBTQ and two-spirit people. This includes:

$49.3 million to support the implementation of Gladue Principles in the mainstream justice system and Indigenous-led responses in order to help reduce the overrepresentation of Indigenous Peoples in the criminal justice and correctional systems.

$8.1 million to develop Administration of Justice Agreements with Indigenous communities to strengthen community-based justice systems and support self-determination.

$724.1 million to launch a comprehensive Violence Prevention Strategy to expand access to a continuum of culturally relevant supports for Indigenous women, children and LGBTQ and two-spirit people facing gender-based violence. This strategy will support new shelters and transition housing for First Nations, Inuit and Métis peoples across the country, including on reserve, and in the North and in urban areas.

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Chapter 3

Building Back Better

millions of dollars

	2020–	2021–	2022–	2023–	2024–	2025–	Total
	2021	2022	2023	2024	2025	2026

3.3.1 An Inclusive Recovery	1,840	4,185	569	529	576	520	8,219

- Investing in Training and Skills

Investments in Workforce Development Agreements with Provinces and Territories	Profile included in summary table at the end of chapter 2.

Training Supports for Vulnerable Populations	-	224	35	-	-	-	259

3.3.1.2 An Action Plan for Women in the Economy

Action Plan for Women in the Economy	0.3	0.6	-	-	-	-	0.9

3.3.1.3 Towards a Canada-wide Early Learning and Child Care System	-	509	18	20	19	19	585

Federal Secretariat on Early Learning and Child Care	-	2	4	5	4	4	20

Sustaining the Indigenous Early Learning and Child Care Secretariat, and building Indigenous Governance Capacity	-	12	14	15	15	15	70

Supporting the Early Childhood Educator Workforce	-	420	-	-	-	-	420

Improving the Quality and Accessibility of Indigenous Child Care Programs	-	75	-	-	-	-	75

3.3.1.4 Immediate Support for Families with Children

Immediate Support for Families with Children	580	1,775	-	-	-	-	2,355

3.3.1.6 Creating Opportunities for Youth	-	1,284	58	-	-	-	1,342

Enhancing Canada Summer Jobs funding	-	448	-	-	-	-	448

Youth Employment and Skills Strategy	-	516	60	-	-	-	575

Eliminating Interest on Canada Student Loans (Net)	-	321	-2	-	-	-	319

3.3.1.7 Accelerating the Universal Broadband Fund

Universal Broadband Fund: Acceleration and Top-Up	58	154	165	248	333	263	1,221

3.3.1.8 Compensation for Supply-managed Farmers	1,197	-102	-108	-115	-120	-118	635

Compensation for supply-managed dairy, poultry and egg farmers	1,405	109	105	102	102	102	1,925

Less: Funds from Previous Budgets or Fall Statements	-208	-210	-214	-217	-222	-220	-1,290

3.3.1.9 Fighting Systemic Racism and Building Communities	4	55	53	24	14	14	164

Black Entrepreneurship Program	Profile included in summary table at the end of chapter 2.

Building a Corporate Canada that looks like Canada	-	13	10	10	-	-	33

Task Force on Modernizing the Employment Equity Act	-	7	-	-	-	-	7

Workplace Opportunities and Barriers to Equity Program Expansion	-	-	4	4	4	4	14

Centre for Diversity in the Federal Public Service	4	4	4	-	-	-	12

Supporting Community-led Initiatives that combat Racism and promote Multiculturalism	-	25	25	-	-	-	50

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	2020–	2021–	2022–	2023–	2024–	2025–	Total
	2021	2022	2023	2024	2025	2026

Protecting Communities at Risk of Hate-motivated Crimes	-	3	3	3	3	3	13

Impact of Race and Culture Assessments in Sentencing	-	1	1	1	2	2	7

Supporting Community Justice Centres	-	4	7	6	6	6	29

3.3.1.10 Growing the Economy through Immigration	-	188	170	143	131	132	765

2021-2023 Immigration Levels Plan	-	173	170	143	131	132	750

Supporting Skilled Newcomers - Foreign Credential Recognition Program	-	15	-	-	-	-	15

3.3.1.11 Affordable Housing	-	44	69	100	118	128	458

Rapid Housing Initiative	Profile included in summary table at the end of chapter 2.

Expanding the Rental Construction Financing Initiative	-	44	69	100	118	128	458

First-Time Home Buyer Incentive Expansion	-	-	-	-	-	-	-

3.3.1.12 Making Communities Safer	-	53	109	109	82	82	434

Prevention of Gang-related Violence	-	15	59	59	59	59	250

Equipping RCMP Officers with Body-worn Cameras (gross)	-	38	50	50	50	50	239

Less: Costs Recovered	-	-	-	-	-27	-27	-54

3.3.2 A Competitive, Green Economy	174	685	782	1,265	1,260	569	4,735

Home Energy Retrofits	122	299	453	818	817	110	2,619

Zero Emission Vehicle Infrastructure	-	20	65	65	-	-	150

Incentives for Zero-Emission Vehicles Program Top-up	54	232	-	-	1	-	287

Nature Based Climate Solutions: Planting 2 Billion Trees	-	71	209	301	357	372	1,309

Nature Based Climate Solutions: Climate Smart Ecosystems	-	38	55	79	85	87	344

Support for Commercial Tree Planting in 2020 and 2021	Profile included in summary table at the end of chapter 2.

Strategic Interties	-	25	-	-	-	-	25

Sustainable Finance	-	2	2	2	-	-	7

Less: Funds from 2020 Snapshot	-2	-2	-2	-	-	-	-7

3.3.4 Reconciliation	391	826	267	368	385	267	2,503

Supporting Water and Wastewater Infrastructure in First Nations Communities	365	731	84	86	100	114	1,479

Supporting Infrastructure in Indigenous Communities	26	198	229	239	230	253	1,175

Less: Funds from Existing Resources		-198	-229	-239	-230	-253	-1,149

Co-Development of Distinctions-Based Health Legislation	-	13	3	-	-	-	16

Mercury Treatment Centres	-	28	32	70	70	-	200

Supporting a National Action Plan for Ending Violence against Indigenous Women, Girls and LGBTQ and Two- Spirit People	-	54	148	212	215	152	782

Total -

Policy Actions since EFS 2020	58	327	336	391	464	395	1,972

New Investments in Chapter 3	2,346	5,370	1,282	1,770	1,757	960	13,485

Chapter 3 – Net Fiscal Impact	2,405	5,697	1,618	2,162	2,221	1,356	15,457

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Chapter 4

A Prudent Fiscal Plan

4.1 Overview

Canada entered this crisis in a strong fiscal position, allowing the government to take decisive action to put in place the support necessary for people and businesses to weather the storm. The investments the government continues to make are ensuring our public health systems are well-funded, securing a safe supply of personal protective equipment (PPE), procuring vaccines and therapeutics and helping Canada avoid an even deeper downturn that would come with widespread business and personal bankruptcies and negatively impact generations of Canadians. Federal investments are also supporting the provinces and territories and the services they deliver to Canadians.

4.1.1 Extraordinary Spending is Time-limited

The government will have Canadians’ backs through this crisis, doing whatever it takes. But this pandemic will not last forever and promising vaccine candidates are a bright light at the end of the tunnel. That means that the government’s fiscally expansive approach to fighting the COVID-19 pandemic need not and will not be infinite. It is limited and temporary. Canadians understand that the crisis demands targeted and time-limited support to keep people and business afloat.

While this extraordinary spending will cause significant deficits in the short term, on par with the scale of effort required to deal with this once-in-a-century kind of crisis, such deficits are distinct from the structural deficits of the 1990s. This is time-limited spending to prevent households from going broke and businesses from laying off workers and permanently shutting their doors. This time-limited spending is essential to ensure that once COVID-19 is under control the economy is able to quickly recover to pre-pandemic levels. The COVID-19 recession is unique in the sense that its origin cannot be traced to any fundamental weakness in the economy. It is the result of an entirely exogenous shock that has hurt Canadians and Canadian businesses through no fault of their own. The government understands that it must step in to support people and sustain that support until the pandemic is over in order to avoid even worse economic outcomes.

4.1.2 Governments Must Continue to Support People

The International Monetary Fund (IMF) has warned governments that premature withdrawal of support would harm livelihoods, increase bankruptcies and jeopardize the recovery. Canada knows that in order to keep permanent economic harm to a minimum and secure a rapid and robust recovery, it must continue to support Canadians throughout the pandemic, particularly as we fight a virulent second wave.

Over the coming months, the government will work to design an investment plan for recovery and growth that will build a stronger, more inclusive and more resilient economy, spending between 3 and 4 per cent of gross domestic product (GDP) over the next three years. Our focus will be supporting Canadians, bringing back the jobs lost to the pandemic and building a more inclusive, more competitive, more productive and greener economy for the 21st century.

Canada has and will continue to manage its finances prudently. The government’s strategy will continue to be tailored to Canada’s evolving economic needs – to support Canadians through the crisis and to provide significant investments for a robust recovery. This strategy will be implemented responsibly, with a sustainable approach for future generations.

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4.2 The COVID-19 Recession: A Unique Economic Challenge

The economic shock of COVID-19 is unlike any previous economic crisis. It is the result of a public health emergency that changed our lives overnight. The pandemic has imposed great hardship on Canadians, and has laid bare and even exacerbated inequities that have made certain groups more vulnerable to economic challenges. It is incumbent upon governments to step in with significant support. That’s what the Government of Canada has done since the beginning.

The speed, scale and breadth of the contraction in economic activity during the COVID-19 crisis are unmatched by anything we have seen since the Great Depression. Nearly all sectors of the Canadian economy saw historic declines pushing overall GDP to its deepest fall in 90 years. The economic shock has been both unusually deep and incredibly fast (Chart 4.1). More jobs were lost from mid-March to late April than were created since the end of the 2008 recession. While the crisis has affected nearly all aspects of life, unique to this recession is the large impact on customer-facing service sectors – restaurants, hotels, concert venues, gyms and so forth. In a typical recession, the manufacturing and other trade-oriented goods sector is hardest hit and the decline in demand is offset by the more stable service sector. By contrast, pandemic conditions have made it very difficult for customer-facing service sectors to operate (Chart 4.2). Small businesses have also been particularly affected. Employment losses were disproportionately felt in accommodation, food services and culture and recreation industries, which disproportionately employ women, young people, racialized Canadians and immigrants.

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4.2.1 Lessons Learned from the Great Recession

There are key lessons from past recessions that can be applied today. The experience of many countries following the 2008-09 global financial crisis, and during recoveries from earlier deep recessions, suggests that economies that withdrew fiscal support too quickly experienced slower growth afterwards. Premature withdrawal of fiscal support would risk allowing recessionary dynamics to become entrenched, holding back employment, increasing scarring from persistent unemployment – particularly for young people whose future career paths would be significantly affected. It also would have an impact on consumer spending and business investment and could lead to more businesses shuttering, ultimately harming productive capacity. The International Monetary Fund and the Organisation for Economic Co-operation and Development have urged governments to maintain substantial fiscal support through the crisis and over the recovery phase, where they have space to do so, including by directly stimulating demand through public investment as a complement to transfer programs aimed at supporting household income.

4.3 Canadian Economic Outlook

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994; this approach introduces an element of independence into the government’s fiscal forecast. The Department of Finance Canada surveyed a group of private sector economists at the beginning of September. To supplement this, and in recognition of the unique and evolving global economic situation, the department also analyzed alternative scenarios in the event of a more severe resurgence of the virus and its effect on the Canadian economy and public finances. This is described later in this chapter.

Overall, private sector economists revised their outlook in the September 2020 survey compared to the forecast underlying the July Economic and Fiscal Snapshot 2020 (EFS 2020). Private sector economists expected real GDP to decline by 5.8 per cent in 2020, up from the projected drop of 6.8 per cent in EFS 2020, reflecting slightly better-than-expected results in the second quarter and a stronger rebound in the third quarter (see Annex 1 for details). Based on their forecasts at the time, the Canadian economy was expected to continue to recover in 2021, rebounding by 4.8 per cent. The unemployment rate was expected to gradually decline over the forecast horizon from its recent peak of 13.7 per cent in May. In this outlook, and including the better-than-expected increase in job gains in September and October, employment was expected to fully recover by early 2022, about two years after the start of the crisis.

While private sector economists’ views on the magnitude of the rebound in the second half of 2020 diverged widely in EFS 2020 (Chart 4.3) – reflecting tremendous uncertainty around the pace of rehiring and rebound in consumer activity – views in the September 2020 survey were more in line (Chart 4.4).

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4.3.1 The Resurgence of the Virus Introduces New Downside Risks

Thanks to the diligent efforts of Canadians through the spring and summer to control the spread of the virus, and with the help of an unprecedented set of economic support measures, Canada has experienced a faster and stronger rebound than originally forecast in the Economic and Fiscal Snapshot in July. Further, the job recovery has been faster and stronger than that of the United States. But the virulent second wave of the virus this fall and the uncertainty of the path of the virus over the coming months have reduced expectations as we move into 2021.

While the results of the September private sector survey indicate a continuing recovery over the forecast horizon, this outlook is consistent with relatively low levels of ongoing community transmission of the virus. As the recent rise in new case trends in Canada and globally clearly demonstrates, since the September survey was taken we have entered a second wave more severe than forecast by most economists earlier in the year. In this context it is prudent for the government to consider alternative outcomes that take into account the worsening health situation. On the positive side, recent news about the effectiveness of potential COVID-19 vaccines is giving Canadians reason for optimism over the medium term.

The evolution of the pandemic and economic behaviour will continue to intersect and play a crucial role in determining the ultimate path of the recovery. Under a scenario of prolonged economic downturn, permanent damage to the economy could start to emerge. Job losses initially seen as temporary could become more long-lasting, and consumer and business bankruptcies could increase, making the economic recovery more challenging. To illustrate the consequences of different health outcomes and the associated responses of households and businesses, the Department of Finance has considered two alternative scenarios to the projections of the private sector economists: extended restrictions and escalated restrictions.

100    Chapter 4

Overall, these scenarios suggest downside risks to the near-term outlook (the next few quarters), with the recovery slowing in the final quarter of 2020 and even possibly declining heading into 2021, reducing the rebound in 2021 to an increase of between 2.9 to 4.1 per cent compared to the 4.8 per cent increase expected in the September survey (Chart 4.5). These scenarios also incorporate better-than-expected data up to the end of the third quarter, but before the onset of the second wave, which was not reported at the time of the September survey. This slower rebound in activity would result in a longer path back to normal absent action to further support the economy.

Potential Economic Impacts Should Public Health Conditions Decline

The recent surge in COVID-19 cases means that large, resurgent waves of the virus will remain a threat for some time. In the two scenarios considered, the bulk of the impact on the outlook occurs over the short term (the next few quarters). However, in neither case are renewed restrictions expected to produce the dramatic declines in overall economic activity seen in the spring. For most sectors of the economy, the disruption from a second round of restrictions would be less because investments in teleworking tools and equipment made during the initial spring outbreak allow more workers to work from home. Child care centres and schools have prepared to cope with outbreaks and developed a mix of in-person and remote learning options, meaning better outcomes for women, in particular, compared to the spring. Further, many businesses accelerated their shift to online sales, and social distancing and mask guidelines have helped many safely reopen. Moreover, households that experience job losses in the second wave will likely be able to maintain spending on essential items given substantial support from the federal government. This limits how much layoffs in impacted sectors have ripple effects across the broader economy. Likewise, the savings that households built up during the spring lockdowns, from government support and lower spending, can be drawn upon in any second wave scenario for those seeing renewed layoffs.

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Virus Resurgence: Extended Restrictions

This scenario considers the economic impact of a series of regional outbreaks. Many of the currently in force regional and targeted restrictions are extended into 2021 but these are limited mainly to high-contact businesses in the food, accommodation, arts and entertainment sectors, and limits on private social gatherings. Schools and child care centres remain open throughout this scenario with only isolated classroom shutdowns in areas with the highest incidence of COVID-19, limiting broader effects on other sectors and especially on women with children.

As rising cases lead to increased hospitalizations and deaths, fear and uncertainty drive consumers to become more cautious, somewhat limiting trips outside the home, and further driving the slowdown in economic activity. Households, particularly those with lower incomes and other vulnerable groups, could see another round of layoffs or face unemployment and reduced hours for longer. This could raise the chance of long-lasting effects through changes in consumer and business behaviours and preferences, increasing the time needed for the Canadian economy to get back to its pre-pandemic activity level.

Overall, this would further slow the recovery in the final quarter of 2020 and heading into 2021 (Chart 4.6), reducing the rebound in 2021 to an increase of 4.1 per cent compared to the 4.8 per cent increase expected in the September survey. This would also likely delay the return of employment to pre-pandemic levels by almost a year and a half to early 2023. The slower recovery would negatively affect government revenues and automatic stabilizer programs such as Employment Insurance. Overall, a resurgent virus leading to an extension of current restrictions would be expected to increase the deficit by approximately $7.0 billion on average annually this year and next.

Virus Resurgence: Escalated Restrictions

The second scenario sees an intensification of all the elements of the first scenario and escalating public-health restrictions. In some areas, new cases, test positivity rates and other epidemiological indicators begin to cross thresholds provinces and communities have set for the most stringent lockdown-style restrictions. Closures of some non-essential businesses, time-limited closures for schools (such as extending winter holidays) and the delay of elective non-urgent medical procedures become necessary to slow the spread and maintain adequate health care capacity. Even higher levels of fear and uncertainty from this scenario drive people to limit outings to only those for essential goods, with a further shift to online sales. Many businesses that used their cash reserves to withstand the first wave will be in an even more precarious position, requiring government supports. Given these closures and greater behavioural changes, there is a broader impact on the overall economy with most sectors seeing declines in the final months of 2020 and into the beginning of 2021 (Chart 4.7).

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4.4 Fiscal Outlook

Table 4.1, below, shows fiscal developments since the publication of the July Economic and Fiscal Snapshot. A detailed description of the fiscal outlook, including economic and fiscal developments and costs of new measures approved since the July Snapshot, is provided in Annex 1.

Overall, better-than-expected economic outcomes and revisions to the estimated costs of some large economic response plan measures since EFS 2020 have had a positive impact on the 2020-21 budgetary balance. Including additional measures taken since EFS 2020 and announced in this statement, the deficit is projected to reach. $381.6 billion in 2020-21. The deficit is expected to fall significantly over the next two fiscal years, to $121.2 billion in 2021-22 and further to $50.7 billion in 2022-23, as the economy recovers and the need for temporary measures wanes (Table 4.1). In 2025-26, the deficit is expected to reach $24.9 billion or 0.9 per cent of GDP.

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Table 4.1

Economic and Fiscal Developments since EFS 2020 and Policy Actions and Investments

$billions

	2019–	2020–	2021-	2022-	2023-	2024-	2025-
	2020	2021	2022	2023	2024	2025	2026
Budgetary balance –EFS 2020	-34.4	-343.2
Economic and fiscal developments since EFU 2019 (Table A2.3)	-5.9	14.2
Re-estimates of COVID measures included in EFS 2020	0.9	27.0
Budgetary balance before policy actions and investments	-39.4	-302.0
Policy Actions since EFS 2020
Fighting COVID-19		-17.5	-6.5	-0.3	-0.2	-0.1	-0.1
Supporting Canadians through the Pandemic		-34.3	-16.9	-0.7	-0.1	0.0	0.0
Building Back Better		-0.1	-0.3	-0.3	-0.4	-0.5	-0.4
A Prudent Fiscal Plan		-	-	-	-	-	—
Other Policy Actions since EFS 2020		-2.6	-5.8	-0.8	-0.5	0.3	0.5
Subtotal		-54.5	-29.5	-2.2	-1.2	-0.3	0.0
Investments in the Fall Economic Statement 2020
Fighting COVID-19		-3.6	-4.0	-0.3	-0.1	0.0	0.0
Supporting Canadians through the Pandemic		-18.9	-17.9	-0.9	-0.4	-0.3	-0.2
Building Back Better		-2.3	-5.4	-1.3	-1.8	-1.8	-1.0
A Prudent Fiscal Plan		-0.2	0.6	1.4	1.7	1.8	2.0
Subtotal		-25.1	-26.6	-1.1	-0.6	-0.3	0.9
Budgetary balance – FES 2020	-39.4	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Of which: COVID-19 economic response plan	-7.2	-275.2	-50.6	-3.8	-1.2	-0.1	-0.4
Note: Planned stimulus spending		-70 to -100 over 3 years - see scenarios below
Budgetary balance before planned stimulus (per cent of GDP)	-1.7	-17.5	-5.2	-2.1	-1.7	-1.2	-0.9
Federal debt before planned stimulus (per cent of GDP)	31.2	50.7	52.6	52.1	51.6	50.6	49.6
Fiscal impact of virus resurgence scenarios
Extended Restrictions
Fiscal Impact		-7.1	-6.5	-4.2	-4.0	-4.0	-3.7
Budgetary balance	39.4	-388.8	-127.7	-54.9	-47.3	-34.8	-28.6
Escalated Restrictions
Fiscal Impact		-17.0	-15.5	-8.9	-8.4	-8.6	-8.5
Budgetary balance	-39.4	-398.7	-136.7	-59.6	-51.7	-39.4	-33.4

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Further, as outlined in Chapter 3, the government intends to deploy additional fiscal support to accelerate the recovery once the virus is controlled. To achieve this goal, the government will begin planning now to help Canada build back better by setting aside between 3 to 4 per cent of GDP, up to $100 billion, over the next three fiscal years. This additional spending has not been formally included in the government’s fiscal framework yet, as the ultimate size and timing is highly dependent on the evolving health and economic situation. The government will establish more clarity around the size, timing and composition of the stimulus spending as virus risks abate, as we begin rolling out a vaccine and as we move toward Budget 2021.

In the interest of transparency, Table 4.2, below, illustrates how four different scenarios of the timing, size and profile of the stimulus spending could affect overall public finances in the coming years. These scenarios make the following assumptions:

•	Scenario 1: $70 billion of stimulus, spent over the coming three years, including $20 billion in 2021-22, $40 billion in 2022-23 and $10 billion in 2023-24.

•	Scenario 2: $70 billion of stimulus, spent over the coming three years, including $25 billion in 2021-22, $30 billion in 2022-23 and $15 billion in 2023-24.

•	Scenario 3: $100 billion of stimulus, spent over the coming three years, including $20 billion in 2021-22, $50 billion in 2022-23 and $30 billion in 2023-24.

•	Scenario 4: $100 billion of stimulus, spent over the coming three years, including $30 billion in 2021-22, $50 billion in 2022-23 and $20 billion in 2023-24.

The ultimate size of the stimulus will be based on need. For reasons of prudence, these scenarios are built on top of the more pessimistic outlook associated with the virus projections conducted by the Department of Finance.

Table 4.2

Fiscal Outlook Under Stimulus Assumption Scenarios

$billions

	2020–	2021-	2022-	2023-	2024-	2025-
	2021	2022	2023	2024	2025	2026
Budgetary balance including second wave impact	-398.7	-136.7	-59.6	-51.7	-39.4	-33.4
Scenario 1
Stimulus		-20	-40	-10
Budgetary Balance	-398.7	-156.7	-99.6	-61.7	-39.4	-33.4
Federal debt (% of GDP)	51.4	56.0	57.3	57.3	56.5	55.5
Scenario 2
Stimulus		-25	-30	-15
Budgetary Balance	-398.7	-161.7	-89.6	-66.7	-39.4	-33.4
Federal debt (% of GDP)	51.4	56.2	57.1	57.3	56.5	55.5
Scenario 3
Stimulus		-20	-50	-30
Budgetary Balance	-398.7	-156.7	-109.6	-81.7	-39.4	-33.4
Federal debt (% of GDP)	51.4	56.0	57.7	58.5	57.6	56.6
Scenario 4
Stimulus		-30	-50	-20
Budgetary Balance	-398.7	-166.7	-109.6	-71.7	-39.4	-33.4
Federal debt (% of GDP)	51.4	56.4	58.1	58.5	57.6	56.6

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While Canada’s overall economic and fiscal situation depends greatly on how the virus unfolds in the coming months, the level of spending anticipated to support the recovery is necessary and, as demonstrated by the examples above, manageable. In each scenario, the federal debt remains, over the coming years, well within what most economists regard to be a sustainable level.

As outlined in Chapter 3, the level of stimulus spending forecast is on par with most of Canada’s peer economies and proportional to the size of the output gap estimated by the Bank of Canada and the Department of Finance’s own analysis. Further detail as to longer-term fiscal goals and objectives will be outlined in a subsequent fiscal update once the virus is more fully under control and there is greater certainty in the long-term economic outlook.

4.5 Bridging Canadians through the Crisis

The federal government has provided more than 8 out of every 10 dollars spent in Canada to fight COVID-19 and support Canadians. Providing a bridge through this crisis continues to be a key pillar of the government’s economic response plan. With a fiscal impact of approximately $407 billion, nearly 19 per cent of GDP, one of the largest among G7 countries (Chart 4.8), combatting the pandemic has been the Government of Canada’s largest financial response since World War II. The government has provided Canadian businesses and families with a financial lifeline to pull them through the crisis, helping them avoid financial ruin – and the government remains well-positioned to keep supporting them.

The Government of Canada will continue to deploy all necessary fiscal firepower to fight the pandemic, in line with recommendations from the IMF and the Organisation for Economic Co-operation and Development. It will also continue to collaborate with provinces, territories and other governments to save lives and livelihoods and support Canadians and Canadian businesses for as long as this crisis lasts. Canadians should not have to take on debt that their government can better shoulder.

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“We are of course keen to see that lifelines for businesses and for workers are sustained. This is our main message – don’t cut prematurely these lifelines.”

- Kristalina Georgieva, IMF Managing Director, October 15, 2020

4.5.1 Maintaining our Low-debt Advantage

The federal government’s strong fiscal position means Canada has sufficient room to borrow as necessary to meet the challenges of COVID-19. Coming out of the crisis, Canada is expected to maintain its low-debt advantage. The government will continue to protect Canada’s debt advantage so borrowing costs remain low and ensuring future generations are not burdened with COVID-19-related debt.

4.5.2 COVID-19 Debt is Affordable

Alongside a major global decline in growth and prices, central banks around the world, including the Bank of Canada, have taken unprecedented measures to ease monetary policy for as long as necessary by cutting policy rates to their lower bounds and implementing government asset purchase programs. These two factors have led to a massive decline in interest rates for most countries (Chart 4.9), making new public debt issuances significantly more affordable. The federal government has been able to refinance existing debt and finance new debt at record-low market rates this year, marking the lowest costs of servicing our national debt, relative to our economy, in over a century (Chart 4.10).

Compared to some of our global debt peers, Canada has witnessed one of the most significant declines in borrowing costs since the beginning of the year. In response to these unprecedented developments, the government has calibrated its debt management strategy to lock in these low rates by issuing more long-term debt, which will help reduce exposure to interest rate increases in the future (see Annex 2).

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While it is true that federal debt will be significantly higher than what we have been accustomed to in recent years, this is not the 1990s – back then, the debt-to-GDP ratio was at a historical peak and debt-servicing costs exceeded 6.0 per cent of GDP. Recent developments outlined above show that notwithstanding the sharp increase in the federal debt-to-GDP ratio this year, federal debt charges are projected to fall below 1 per cent of GDP in 2020-21 and to only very modestly increase thereafter to 1.2 per cent by 2025-26, staying near their lowest level in over a century (Chart 4.11). As laid out in Annex 2, the government is taking advantage of these historically low rates to lock in debt at affordable rates for decades to come.

4.5.3 Significant Support to Provinces and Territories

The government’s commitment includes making sure that provinces and territories are able to deliver the critical health and social services needed by Canadians. The government has already announced direct support for provinces and territories, with over $24 billion made available to date. This is on top of the funding regularly provided to provinces and territories through the major transfers and bilateral agreements, which totals over $85 billion in 2020-21.

Moreover, thanks as well to the unprecedented investment by the federal government to help stabilize the economy with broad measures to support businesses and individuals, provincial and territorial tax bases will benefit from the economic effects of the Canada Emergency Response Benefit, Canada Emergency Wage Subsidy, Canada Emergency Business Account and other programs. Provincial-territorial tax revenues were projected to be raised by approximately $17 billion in 2020-21 at the time of the Economic and Fiscal Snapshot. Enhancements to these programs implemented after the EFS 2020, in addition to new support measures, will increase this impact on provincial-territorial tax revenues.

In addition, the federal government will reform the Fiscal Stabilization program to provide a more effective backstop to provinces that face an extraordinary drop in revenues. This proposed set of measures is projected to result in billions in additional support to provinces for 2020-21, based on the current provincial outlook.

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Modernizing the Fiscal Stabilization Program

The COVID-19 pandemic is having a negative impact on government revenues, including at the provincial level. The Fiscal Stabilization program was created to provide financial assistance to provinces that are facing significant declines in their revenues resulting from extraordinary economic downturns. The program provides financial help to any province faced with a year-over-year decrease of more than 5 per cent in its non-resource revenues or of more than 50 per cent in its resource revenues, with adjustments for interactions between the revenue sources. Payments are currently capped at $60 per person for a given fiscal year. The pandemic may cause some provinces to experience such sharp declines in revenues that they qualify for the federal Fiscal Stabilization program.

The federal government has provided payments totaling nearly $2.6 billion through the program since its creation in 1967, with all provinces having benefitted at some point in time. Most recently, Fiscal Stabilization payments were provided to Alberta ($503 million for 2015–16 and 2016–17), Newfoundland and Labrador ($32 million for 2015–16), and Saskatchewan ($20 million for 2016–17).

The Fiscal Stabilization program was last reviewed in 1995 and, following calls from provincial and territorial governments and academics for the program to be modernized, the federal government proposes to modernize the Fiscal Stabilization program as follows:

    Index the maximum payment of $60 per capita, which was set in 1987, to total Canadian economic growth per person since that time. The cap will nearly triple to about $170 per person in 2019-20 and 2020-21, and will grow thereafter in line with Canadian economic growth per person. In years in which the economy declines, the cap will remain at its preceding year’s level. The higher cap will apply to 2019-20 Stabilization claims and onward and could provide billions in additional support to provinces in response to the shock experienced by COVID-19. The Minister of Finance will retain the discretion to extend interest-free loans for eligible revenue declines above the cap.

Make technical changes to modernize and simplify the program. Technical changes will apply to 2021-22 Stabilization claims and onward. Specifically, these changes will:

- Enable claims to be finalized roughly one year earlier.

- Include revenues from transferred tax points in revenues eligible for Stabilization.

- No longer penalize provinces for adjusting their tax systems for inflation, which will make it easier for all provinces to qualify for Stabilization payments.

- Eliminate an inconsistency in the program’s treatment of declines between zero and five per cent in resource and non-resource revenues.

These changes will make the program more generous when provinces need help the most. The impact these changes will have on payments expected to be triggered as a result of COVID-19 will provide billions of additional support beyond the current parameters.

The government intends to introduce legislative and regulatory amendments to implement these changes.

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4.6 The Plan for a Robust and Resilient Recovery

As Canada continues to fight COVID-19 and ensure Canadians have the support they need, the government is also focused on putting the right measures in place to ensure a strong economic recovery once the virus is defeated. Stimulus will focus on investments capable of both having a real, tangible impact on jobs and demand in the short term, while also strengthening Canada’s competitiveness and productivity in the longer term. The government is setting aside between 3 to 4 per cent of GDP, up to $100 billion, over the next three fiscal years to ensure we are well-prepared to build back better. The government will work with Canadians over the coming months to design a stimulus recovery plan that will build a stronger, more inclusive, more innovative and more resilient economy.

4.6.1 Timing of Recovery Spending is Critical to its Success

Canada knows that properly timed stimulus spending is critical. We must prioritize defeating COVID-19 so our economy is ready for recovery. At the same time, we must also be careful not to encourage some types of economic activity before they are safe. Our stimulus plan must be deployed at the right time so that it can stimulate a robust and competitive return to growth. We cannot simply mimic what was done in the past because of the unique circumstances of the COVID-19 recession – different jobs were lost, different sectors were impacted and different groups of people were affected.

Early actions announced in this statement are a down payment on the investments to come, laying a foundation for a strong and green economy that supports good jobs for all Canadians.

4.6.2 Stimulus Spending will be Time-limited

Any stimulus spending will be temporary. The deficits will be necessarily large to counter the severity of the COVID-19 recession, but as the economy recovers and the need for temporary response and recovery measures wanes, the deficit will decline.

4.7 Preserving Canada’s Fiscal Advantage

Public debt has sharply increased across the globe and, in many countries, this crisis has exposed pre-existing fiscal vulnerabilities. Canada entered the pandemic in a position of strength and our history of prudent fiscal management means that, despite the actions we took to fight the virus, Canada continues to have a favourable fiscal position relative to international peers.

The government’s near-term fiscal priority is to support and preserve Canada’s economy for current and future generations. The government will continue to provide fiscal support until the economy is firmly back on track. To guide this work, the government will track progress against several related indicators, recognizing that no one data point is a perfect representation of the health of the job market. These include the overall employment rate, level of unemployment and the total hours worked in the economy. An approach which is guided by economic data will help ensure the recovery is appropriately tailored to the needs of Canadians and the circumstances at hand. Fiscal guardrails will help establish when the stimulus will be wound down. These data-driven triggers will let us know when the job of building back from the COVID-19 recession is accomplished, and we can bring one-off stimulus spending to an end, returning to a prudent and responsible fiscal path, based on a long-term fiscal anchor we will outline when the economy is more stable. The government’s expansive approach to fighting the coronavirus and getting the economy back on track is not infinite. Canadians should rest assured that once the need for support in the economy has passed, it will be withdrawn.

As Canada fights to contain the virus and limit its consequences, the government’s economic and fiscal strategy will allow flexibility in response to changing health and economic conditions over the short-to-medium term while delivering stronger growth and helping ensure the sustainability of public finances over the longer term.

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4.8 A Fair Tax System

4.8.1 A Fair Tax System for the Digital Economy

As more of our lives move online, our economy and our society are changing. The lockdowns brought on by the COVID-19 pandemic have accelerated the shift towards digitalization, globally and here at home, as both businesses and consumers do more business online. Retail e-commerce was up nearly 70 per cent in the first eight months of this year. Digitalization of the global economy has made it easier for businesses to sell goods and services to anywhere in the world, from anywhere in the world.

Under current rules, foreign-based digital businesses can sell their goods and services to Canadians without charging the Goods and Services Tax/Harmonized Sales Tax (GST/HST), which puts the burden on Canadian consumers to remit the sales tax. This gives foreign-based digital corporations an unfair advantage, and undercuts the competitiveness of Canadian companies. It also deprives the government of tax revenues that could be used to better the lives of everyone.

The government proposes a number of changes to level the playing field by ensuring that the GST/HST applies to all goods and services consumed in Canada, regardless of how they are supplied, or who supplies them. At the same time, the government will continue to work with the international community, provinces and stakeholders to ensure that the sales tax system is fair and provides a level playing field for Canadian and foreign-based businesses.

The government is also proposing action with respect to corporate-level tax to ensure that digital corporations pay their fair share of taxes in respect of their activity in Canada.

4.8.1.1 Fair Taxation of Cross-Border Digital Products and Services

Foreign-based vendors with no physical presence in Canada do not, currently, have to charge the GST/HST on sales of digital products or services – like mobile apps, online video gaming and video and music streaming. This has put Canadian vendors of digital products and services at a distinct competitive disadvantage.

To level the playing field, the government proposes that foreign-based vendors selling digital products or services to consumers in Canada be required to register for, collect and remit the GST/HST on their taxable sales to Canadian consumers.

Canadians also often purchase digital products or services through digital marketplace platforms (e.g., “app stores”). To ensure that the GST/HST applies equally to these sales, the government proposes that digital marketplace platforms be required to register for the GST/HST, and to collect and remit the tax on the sale of digital products or services of foreign-based vendors to Canadians that the platform facilitates. This will ensure greater fairness for Canadian retailers.

To help promote compliance, the government proposes that foreign-based vendors and digital marketplace platforms be able to register and account for the GST/HST under a special simplified regime.

This proposal is in line with recommendations of the Organisation for Economic Co-operation and Development on the digital economy and is consistent with the actions of many other countries and jurisdictions.

These changes are proposed to be effective July 1, 2021, which will provide time for the government to consult stakeholders on the proposed changes and for stakeholders to comply with these proposals.

It is estimated that the proposed measure will increase federal revenues by $1.2 billion over 5 years, starting in 2021-22.

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4.8.1.2 Fair Taxation of Goods Supplied through Fulfillment Warehouses

Canadians are increasingly going online to buy the things they need. Online vendors and the digital platforms that host them are often based outside Canada, but use fulfillment warehouses here to store goods and deliver them to Canadians in a timely way.

Under the current rules, there is generally no requirement for foreign-based vendors to collect the GST/HST on the final price paid when their goods are sold in Canada, including when the sales are facilitated by digital platforms. By comparison, Canadian vendors using digital platforms and fulfillment warehouses in Canada are required to collect the GST/HST on the final price paid for their goods. This is putting Canadian vendors at a disadvantage.

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In 2017, 12 per cent of all small- and medium-sized enterprises (SMEs) were in retail trade. Men-owned businesses were less likely to be in this industry (10 per cent) than women-owned businesses (18 per cent). Indigenous-owned businesses and businesses owned by visible minorities were also more likely to be in retail trade (17 per cent and 14 per cent, respectively), while only 2 per cent of businesses owned by persons with a disability were in this industry. About 12 per cent of businesses owned by men and women equally were in retail trade, as were businesses owned by members of the same family.

To level the playing field between Canadian and foreign-based vendors, the government proposes to apply the GST/HST on all sales to Canadians of goods that are located in Canadian fulfillment warehouses. Under this proposal, the GST/HST will be required to be collected and remitted by either the foreign-based vendor or the digital platform that facilitates the sale.

These changes are proposed to be effective July 1, 2021, which will provide time for the government to consult stakeholders on the proposed changes and for stakeholders to comply with these proposals.

It is estimated that the proposed measure will increase federal revenues by $1.6 billion over 5 years, starting in 2021-22.

4.8.1.3 Fair Taxation of Short-Term Accommodation through Digital Platforms

Increasingly, individual property owners are renting out their residences, or other residential property, through digital platforms for short-term periods. Property owners may not be aware of the relevant GST/HST requirements with respect to these rentals. Additionally, the platforms that facilitate these rentals are not responsible for accounting for the GST/HST on these rentals under current rules. These factors result in the GST/HST not being applied consistently and putting more traditional Canadian accommodation providers, such as hotels, at a comparative disadvantage.

The growing popularity of the sector has also led to an increasing number of homes and properties being re-purposed from long-term into short-term rental accommodation. While data on short-term accommodation is limited, a 2019 study estimated that more than 30,000 housing units in Canada were frequently being used for this purpose. For people living in Canada’s largest cities, the limited supply of long-term housing has made it more difficult to afford a home.

To improve GST/HST compliance, and to ensure fairness across the accommodation sector, the government proposes to apply the GST/HST to all platform-based short-term rental accommodation supplied in Canada. Under this proposal, the GST/HST will be required to be collected and remitted – by either the property owner, or the digital accommodation platform – on short-term accommodation that is supplied in Canada through a digital accommodation platform.

These changes are proposed to be effective July 1, 2021, which will provide time for the government to consult stakeholders on the proposed changes and for stakeholders to comply with these proposals.

It is estimated that the proposed measure will increase federal revenues by $360 million over 5 years, starting in 2021-22. As referenced in Chapter 3, the government is also investing in affordable housing.

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International Corporate Tax and Digitalization

The government is committed to ensuring that everyone pays their fair share, so that Canada continues to have the resources needed to invest in people and keep our economy strong. When it comes to corporate-level tax, this means ensuring that corporations in all sectors, including digital corporations, pay their fair share of taxes in respect of their activity in Canada. It is important that tax rules take account of new ways in which businesses carry out value-creating activities in a jurisdiction, including remote digital means such as the collection of user data and content contributions. It is also important that countries have tools to protect their tax bases against avoidance in the form of international profit shifting.

The government recognizes the mutual benefits of multilateral coordination in international taxation and therefore has a strong preference for a multilateral approach to address these issues. We need a modern tax system where all corporations pay their fair share. Canada has been working with our international partners in a process led by the Organisation for Economic Co-operation and Development with a view to developing a coordinated approach by mid-2021. The government remains committed to a multilateral solution, but is concerned about the delay in arriving at consensus. The government therefore proposes to implement a tax on corporations providing digital services, with effect from January 1, 2022, which would apply until such time as an acceptable common approach comes into effect. On a provisional basis, it is estimated that the new measure would increase federal revenues by $3.4 billion over 5 years, starting in 2021-22. Further details will be announced in Budget 2021.

4.8.2 Improving Tax Fairness and Strengthening Compliance

Since 2015, the Government of Canada has promoted greater fairness in the tax system. The government has worked to close loopholes, eliminate measures that disproportionately benefit the wealthy and crack down on tax evasion.

With this Fall Economic Statement, the government is setting out next steps in its ongoing effort to improve the fairness of the tax system. These measures will give Canadians even more confidence that the system is fair for everyone.

To help build a fairer Canada, the government is also examining new ways to use the tax system to address the rise of extreme wealth inequality, as laid out in the Speech from the Throne.

4.8.2.1 Employee Stock Options

Employee stock options, which allow employees to purchase shares of their employer at a designated price, are an alternative form of compensation used by businesses to attract and engage employees. For instance, many smaller, growing companies that cannot yet afford competitive salaries use employee stock options as a tool for attracting and retaining talent.

The employee stock option deduction supports this objective by effectively taxing stock option benefits at a rate equal to one-half of the normal rate of personal taxation, the same rate as capital gains. However, evidence shows that the employee stock option deduction is regressive, with high-income individuals disproportionately benefitting from this preferential tax treatment.

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Budget 2019 announced the government’s intention to move forward with changes to limit the benefit of the employee stock option deduction for high-income individuals employed at large, long-established, mature firms.

In June 2019, the government released draft legislative proposals and launched consultations seeking stakeholder input on the characteristics of companies that should be considered start-up, emerging and scale-up companies for the purpose of exempting such corporations from the new employee stock option tax rules.

Based on the June 2019 announcement and the input received from stakeholders during the consultations, the government is proposing the following changes to the employee stock option tax rules:

•

A $200,000 annual limit will apply on employee stock option grants that can qualify for the employee stock option deduction. This limit will be based on the fair market value of the shares underlying the options, at the time the options are granted.

•

Employee stock options granted by Canadian-controlled private corporations (CCPCs) will not be subject to the new limit. This responds to the government’s previously stated objective that start-ups not be impacted by this change.

•

In recognition of the fact that some non-CCPCs could be start-ups, emerging or scale-up companies, non- CCPC employers with annual gross revenues of $500 million or less will also not be subject to the new limit.

This approach will ensure that start-ups and emerging Canadian businesses that are creating jobs can continue to grow and expand and attract key talent, while limiting the benefit of the employee stock option deduction for high-income Canadians who work in mature companies. These new rules will make the employee stock option tax regime fairer and more equitable for Canadians and, once fully in effect, are expected to generate about $200 million in federal tax revenues each year.

The new rules will apply to employee stock options granted on or after July 1, 2021.

4.8.2.2 Taxing Unproductive Use of Canadian Housing by Foreign Non-resident Owners

Too often, the price of homes is out of reach for Canadians, in particular for those looking to buy their first home. Speculative demand from foreign, non-resident investors contributes to unaffordable housing prices for many Canadians. To help make the housing market more secure and affordable for Canadians, the government is committed to ensuring that foreign, non-resident owners, who simply use Canada as a place to passively store their wealth in housing, pay their fair share.

The government will take steps over the coming year to implement a national, tax-based measure targeting the unproductive use of domestic housing that is owned by non-resident, non-Canadians, which removes these assets from the domestic housing supply.

4.8.2.3 Strengthening Tax Compliance

Taxes help pay for the government services that benefit Canadians. They help pay for the medical care that keeps us healthy. They provide a social safety net so that in times of crisis, all Canadians have a lifeline. They create opportunities through investments in innovation and new infrastructure that can help the economy grow. They help ensure that Canada is a place where no one is left behind.

That is why, since Budget 2016, the government has committed $350 million per year on an ongoing basis for the Canada Revenue Agency (CRA) to crack down on tax evasion and combat aggressive tax avoidance. These investments target a range of complex tax schemes in areas such as offshore tax evasion and the underground economy. The government’s efforts have yielded positive results.

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Building on these investments, the government proposes an additional $606 million over 5 years, starting in 2021-22, to allow the CRA to fund new initiatives and extend existing programs targeting international tax evasion and aggressive tax avoidance. Specifically, the CRA will hire additional offshore-focused auditors to focus on individuals who avoid taxes by hiding income and assets offshore, enhance the audit function targeting higher-risk tax filings, including those of high-net worth individuals, and strengthen its ability to fight tax crimes such as money laundering and terrorist financing by upgrading tools and increasing international cooperation.

The government estimates that these measures to combat international tax evasion and aggressive tax avoidance will recover $1.4 billion in revenues over 5 years. These amounts do not reflect the gains that will be realized by provinces and territories, whose tax revenues will also increase as a result of these initiatives.

Recent Investments in CRA Compliance Actions

Since Budget 2016, the government has committed $350 million per year on an ongoing basis so the CRA is better able to crack down on tax evasion and combat aggressive tax avoidance. These investments target complex tax schemes in areas such as offshore tax evasion and the underground economy. It is estimated that these incremental investments have already delivered over $3 billion in additional federal tax revenues assessed.

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4.8.2.4 Modernizing Anti-Avoidance Rules

For too long, certain individuals and businesses have been able to create increasingly complex structures in order to artificially lower their tax obligations in a manner that does not serve an economic purpose, including by shifting profits offshore and creating artificial tax deductions. To address this, the government will launch consultations in the coming months on the modernization of Canada’s anti-avoidance rules, in particular the General Anti-Avoidance Rule. It is essential to the integrity of the tax system that our anti-avoidance rules be updated so they are sufficiently robust for tax authorities and courts to address this sophisticated and aggressive tax planning.

4.8.3 Simplifying the Home Office Expense Deduction

Millions of Canadians are unexpectedly working from home because of COVID-19. They are turning their bedrooms, basements and kitchens into offices, and taking on increased household expenses to do their jobs. Canadians working from home can already deduct certain home office expenses for tax purposes, but first-time claimants may not be familiar with the rules and the claim process imposes an administrative burden on employers who are already dealing with the broader impacts of the pandemic and have to fill out additional information for their employees who qualify.

To simplify the process for both taxpayers and businesses, the CRA will allow employees working from home in 2020 due to COVID-19 with modest expenses to claim up to $400, based on the amount of time working from home, without the need to track detailed expenses, and will generally not request that people provide a signed form from their employers. This measure will help taxpayers access deductions they are entitled to receive and simplify the tax filing process. Further detail will be communicated by the CRA in the coming weeks.

Gender Equality and Diversity in Canada

Gender Results Framework
Economic Participation and Prosperity

In 2019, Canada’s telework capacity – the share of jobs that could plausibly be performed from home under normal circumstances – stood at 39 per cent. Men’s telework capacity (32 per cent) was lower than women’s (46 per cent). Part of this difference is explained by the fact that men and women often work in different jobs. For example, jobs in agriculture and construction – where men are over-represented – cannot be performed from home. Financially vulnerable workers, including youth, people with a high school diploma or less, and low-income families, had the lowest telework capacities.

116     Chapter 4

Chapter 4

A Prudent Fiscal Plan

millions of dollars (accrual basis)

	2020– 2021	2021– 2022	2022– 2023	2023- 2024	2024- 2025	2025- 2026	Total
4.8.1 A Fair Tax System for the Digital Economy	1	-596	-1,283	-1,447	-1,512	-1,692	-6,529

Fair Taxation of Cross-Border Digital Products and Services	-	-166	-243	-257	-267	-282	-1,215

Fair Taxation of Goods Supplied through Fulfillment Warehouses	-	-190	-275	-315	-360	-415	-1,555

Fair Taxation of Short-Term Accommodation through Digital Platforms	-	-40	-65	-75	-85	-95	-360

International Corporate Tax and Digitalization	-	-200	-700	-800	-800	-900	-3,400

4.8.2 Improving Tax Fairness and Strengthening Compliance	210	-20	-92	-205	-240	-336	-684

Employee Stock Options	-	-	-	-	-	-55	-55

Strengthening Tax Compliance (Net Revenues)		-20	-92	-205	-240	-281	-839

4.8.3 Simplifying the Home Office Expense Deduction	210	-	-	-	-	-	210

Simplifying the Home Office Expense Deduction	210	-	-	-	-	-	210

Chapter 4 – Net Fiscal Impact	211	-616	-1,375	-1,652	-1,752	-2,028	-7,214

Note: Totals may not add due to rounding. A “0” indicates a nil amount or small amount (less than $500,000).

A Prudent Fiscal Plan     117

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s fiscal forecast. The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2020.

The September survey includes the views of 13 private sector economists:

1.	BMO Capital Markets,
2.	Caisse de dépôt et placement du Québec,
3.	Canadian Federation of Independent Business,
4.	CIBC World Markets,
5.	Desjardins,
6.	IHS Markit,
7.	Industrial Alliance Insurance and Financial Services Inc.,
8.	Laurentian Bank Securities,
9.	National Bank Financial Markets,
10.	Royal Bank of Canada,
11.	Scotiabank,
12.	TD Bank Financial Group, and
13.	The University of Toronto (Policy and Economic Analysis Program).

Private sector economists expect real gross domestic product (GDP) to decline by 5.8 per cent in 2020, a smaller decline than the projected drop of 6.8 per cent in the July 2020 Economic and Fiscal Snapshot (EFS 2020), reflecting slightly better-than-expected results in the second quarter and stronger momentum in the third quarter (Table A1.1 below). The Canadian economy is expected to continue to recover in 2021, rebounding by 4.8 per cent in 2021. This is revised down from 5.5 per cent in EFS 2020 due to ongoing weakness heading into 2021 as a result of ongoing challenges associated with COVID-19. Real GDP growth is expected to gradually decline over the remaining years of the forecast horizon.

Along with the contraction in economic activity, the unemployment rate is expected to rise to reach close to 10 per cent on average in 2020 and to decline to 8.1 per cent in 2021, still above its pre-COVID-19 level and broadly similar to the EFS 2020 forecast.

Details of Economic and Fiscal Projections     119

The outlook for GDP inflation (the broadest measure of economy-wide price inflation) in the September 2020 survey has also been revised up for 2020 compared to the EFS 2020 forecast (from -0.5 per cent to +0.3 per cent) as a result of better-than-expected results in the second quarter and upward forecast revisions in the third quarter, in part attributable to higher oil prices. Going forward, GDP inflation is expected to stand at about 2 per cent per year.

As a result of these developments, the level of nominal GDP (the broadest measure of the tax base) is projected at $2,183 billion for 2020, $39 billion higher than projected in EFS 2020 (but still $214 billion lower than projected in the Economic and Fiscal Update 2019). The nominal GDP level difference with EFS 2020 is expected to be reduced by half to $21 billion in 2021, reflecting a smaller projected rebound in nominal GDP next year.

The outlook for short- and long-term interest rates has been revised down in the September 2020 survey by about 10 basis points both this year and next year compared to the EFS 2020 forecast. Short- and long-term interest rates are expected to average low levels of 0.7 per cent and 1.5 per cent, respectively, over the forecast horizon.

Table A1.1

Average Private Sector Forecasts

percent, unless otherwise indicated

	2020	2021	2022	2023	2024	2025	2020– 2025
Real GDP growth[1]
Economic and Fiscal Update 2019	1.6	1.8	1.8	1.9	1.9	—	—
Economic and Fiscal Snapshot 2020	-6.8	5.5	—	—	—	—	—
Fall Economic Statement 2020	-5.8	4.8	3.2	2.3	2.1	1.9	1.4
GDP inflation[1]
Economic and Fiscal Update 2019	2.0	2.0	2.0	2.0	2.0	—	—
Economic and Fiscal Snapshot 2020	-0.5	2.2	—	—	—	—	—
Fall Economic Statement 2020	0.3	2.0	2.0	2.0	2.1	2.1	1.8
Nominal GDP growth[1]
Economic and Fiscal Update 2019	3.7	3.8	3.8	3.9	3.9	—	—
Economic and Fiscal Snapshot 2020	-7.2	7.9	—	—	—	—	—
Fall Economic Statement 2020	-5.5	6.9	5.3	4.4	4.3	4.0	3.2
Nominal GDP level (billions of dollars)[1]
Economic and Fiscal Update 2019	2,398	2,489	2,584	2,685	2,789	—	—
Economic and Fiscal Snapshot 2020	2,144	2,313	—	—	—	—	—
Fall Economic Statement 2020	2,183	2,333	2,458	2,565	2,675	2,781	—
Difference between Economic and Fiscal Update 2019 and Fall Economic Statement 2020	-214	-155	-127	-120	-115	—	—
Difference between Economic and Fiscal Snapshot 2020 and Fall Economic Statement 2020	39	21	—	—	—	—	—

120     Annex 1

	2020	2021	2022	2023	2024	2025	2020– 2025
3-month treasury bill rate
Economic and Fiscal Update 2019	1.5	1.6	1.9	2.2	2.4	—	—
Economic and Fiscal Snapshot 2020	0.5	0.3	—	—	—	—	—
Fall Economic Statement 2020	0.4	0.2	0.3	0.5	1.1	1.5	0.7
10-year government bond rate
Economic and Fiscal Update 2019	1.6	2.0	2.4	2.7	3.0	—	—
Economic and Fiscal Snapshot 2020	0.8	1.0	—	—	—	—	—
Fall Economic Statement 2020	0.7	0.9	1.2	1.6	2.0	2.4	1.5
Exchange rate (US cents/C$)
Economic and Fiscal Update 2019	76.2	76.6	77.4	78.1	79.3	—	—
Economic and Fiscal Snapshot 2020	72.4	73.8	—	—	—	—	—
Fall Economic Statement 2020	74.2	76.1	76.6	77.9	78.9	79.2	77.2
Unemployment rate
Economic and Fiscal Update 2019	5.8	5.8	5.8	5.8	5.8	—	—
Economic and Fiscal Snapshot 2020	9.8	7.8	—	—	—	—	—
Fall Economic Statement 2020	9.7	8.1	7.0	6.3	6.0	6.0	7.2
Consumer Price Index inflation
Economic and Fiscal Update 2019	2.0	1.9	2.0	2.0	2.0	—	—
Economic and Fiscal Snapshot 2020	0.5	2.0	—	—	—	—	—
Fall Economic Statement 2020	0.7	1.7	1.9	2.0	2.1	2.1	1.7
U.S. real GDP growth
Economic and Fiscal Update 2019	1.8	1.8	1.8	1.8	1.9	—	—
Economic and Fiscal Snapshot 2020	-5.6	5.3	—	—	—	—	—
Fall Economic Statement 2020	-4.3	3.7	3.3	2.6	2.2	2.0	1.6
West Texas Intermediate crude oil price ($US per barrel)
Economic and Fiscal Update 2019	57	58	62	64	65	—	—
Economic and Fiscal Snapshot 2020	32	43	—	—	—	—	—
Fall Economic Statement 2020	39	46	52	54	58	59	51

Note: Forecast averages may not equal average of years due to rounding.

1	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for the Economic and Fiscal Update 2019, Department of Finance Canada September 2019 survey of private sector economists; for the Economic and Fiscal Snapshot 2020, Department of Finance Canada May 2020 survey of private sector economists; for the Fall Economic Statement 2020, Department of Finance Canada September 2020 survey of private sector economists.

Details of Economic and Fiscal Projections     121

Alternative Economic Scenarios

Given the uncertainty of the current environment, with a virulent resurgence of COVID-19 in Canada and around the globe since the September survey, the Department has also considered two alternative downside scenarios to the projections of the private sector survey, described in detail in section 4.3.1. These scenarios broadly illustrate the economic impacts of different health outcomes (Table A1.2).

Table A1.2

Department of Finance Alternative Scenarios

percent, unless otherwise indicated

	2020Q3	2020Q4	2021Q1	2021Q2	2020	2021	2022
Real GDP growth[1]
Fall Economic Statement 2020	42.8	5.1	4.6	3.0	-5.8	4.8	3.2
Scenario: Extended Restrictions	47.5	4.6	2.0	2.3	-5.5	4.1	2.9
Scenario: Escalated Restrictions	47.5	2.6	-2.6	3.5	-5.6	2.9	3.1
GDP inflation[1]
Fall Economic Statement 2020	4.9	2.2	2.1	2.1	0.3	2.0	2.0
Scenario: Extended Restrictions	4.9	0.8	2.2	2.2	0.2	1.8	2.1
Scenario: Escalated Restrictions	4.9	0.7	1.8	2.4	0.2	1.7	2.1
Nominal GDP growth[1]
Fall Economic Statement 2020	49.8	7.4	6.8	5.2	-5.5	6.9	5.3
Scenario: Extended Restrictions	54.8	5.4	4.2	4.5	-5.2	6.0	5.1
Scenario: Escalated Restrictions	54.8	3.3	-0.8	5.9	-5.4	4.7	5.3
Nominal GDP level (billions of dollars)[1]
Fall Economic Statement 2020					2,183	2,333	2,458
Scenario: Extended Restrictions					2,190	2,321	2,438
Scenario: Escalated Restrictions					2,187	2,289	2,410
Difference between Fall Economic Statement 2020 and Scenario: Extended Restrictions					6	-12	-19
Difference between Fall Economic Statement 2020 and Scenario: Escalated Restrictions					4	-45	-48
Unemployment rate
Fall Economic Statement 2020	10.3	9.1	8.6	8.3	9.7	8.1	7.0
Scenario: Extended Restrictions	10.0	9.0	8.9	8.6	9.6	8.5	7.6
Scenario: Escalated Restrictions	10.0	9.2	9.6	9.0	9.6	8.9	7.9

Note: Forecast averages may not equal average of years due to rounding.

1	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for the Fall Economic Statement 2020, Department of Finance Canada September 2020 survey of private sector economists; Department of Finance Canada calculations.

122     Annex 1

Fiscal Projections

Changes to the Fiscal Outlook since the Economic and Fiscal Snapshot 2020 (EFS 2020)

Table A1.3

Economic and Fiscal Developments since EFS 2020 and Policy Actions and Investments billions of dollars

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Budgetary balance – EFS 2020	-34.4	-343.2
Economic and fiscal developments since EFS 2020 (Table A1.4)	-5.9	14.2
Re-estimates of COVID measures included in EFS 2020	0.9	27.0
Budgetary balance before policy actions and investments	-39.4	-302.0
Policy Actions since EFS 2020
Fighting COVID-19		-17.5	-6.5	-0.3	-0.2	-0.1	-0.1
Supporting Canadians through the Pandemic		-34.3	-16.9	-0.7	-0.1	0.0	0.0
Building Back Better		-0.1	-0.3	-0.3	-0.4	-0.5	-0.4
A Prudent Fiscal Plan		—	—	—	—	—	—
Other Policy Actions since EFS 2020		-2.6	-5.8	-0.8	-0.5	0.3	0.5
Subtotal		-54.5	-29.5	-2.2	-1.2	-0.3	0.0
Investments in the Fall Economic Statement 2020
Fighting COVID-19		-3.6	-4.0	-0.3	-0.1	0.0	0.0
Supporting Canadians through the Pandemic		-18.9	-17.9	-0.9	-0.4	-0.3	-0.2
Building Back Better		-2.3	-5.4	-1.3	-1.8	-1.8	-1.0
A Prudent Fiscal Plan		-0.2	0.6	1.4	1.7	1.8	2.0
Subtotal		-25.1	-26.6	-1.1	-0.6	-0.3	0.9
Budgetary balance – FES 2020	-39.4	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Of which: COVID-19 economic response plan	-7.2	-275.2	-50.6	-3.8	-1.2	-0.1	-0.4
Note: Planned stimulus spending	$70-to-$100 billion over 3 years
Budgetary balance before planned stimulus (per cent of GDP)	-1.7	-17.5	-5.2	-2.1	-1.7	-1.2	-0.9
Federal debt before planned stimulus (per cent of GDP)	31.2	50.7	52.6	52.1	51.6	50.6	49.6

Details of Economic and Fiscal Projections     123

Economic and Fiscal Developments since EFS 2020

Table A1.4

Economic and Fiscal Developments since EFS 2020

billions of dollars

		Projection

	2019– 2020	2020– 2021
Economic and fiscal developments by component[1]:
Change in budgetary revenues
(1.1) Income taxes	-2.4	17.4
(1.2) Excise taxes/duties	-1.7	-2.3
(1.3) Proceeds from the pollution pricing framework	0.2	-0.1
(1.4) Employment Insurance premiums	-0.6	1.5
(1.5) Other revenues	-2.8	-5.2
(1) Total budgetary revenues	-7.3	11.4
Change in program expenses
(2.1) Major transfers to persons	0.1	1.0
(2.2) Major transfers to other levels of government	0.0	0.8
(2.3) Direct program expenses[2]	1.1	2.3
(2) Total program expenses, excluding net actuarial losses	1.2	4.1
(3) Net actuarial losses	0.2	-0.5
(4) Public debt charges	0.1	-0.7
(5) Total economic and fiscal developments	-5.9	14.2

Note: Totals may not add due to rounding.

1

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

2

Amounts represent the impact of developments before measures – i.e. does not include the impact of measures announced since the Economic and Fiscal Snapshot 2020 or cost adjustments of COVID measures included in the Economic and Fiscal Snapshot 2020.

Due to the unprecedented severity and suddenness of the economic shock, the fiscal outlook for 2020-21 and beyond is subject to a much higher degree of uncertainty than normal.

Relative to EFS 2020, budgetary revenues are projected to be higher in 2020-21 largely due to better-than-expected income tax revenue. This improvement has been driven by an upward revision to personal income tax revenues due to improved economic conditions, which have resulted in a more positive outlook for household incomes, and the distributional effect of the downturn having a greater relative impact on lower income tax brackets.

Excise taxes and import duties have been revised downward, mainly due to the carry-forward of lower-than-expected revenues for 2019-20, particularly with respect to Goods and Services Tax (GST) revenues.

Proceeds from the pollution pricing framework are projected to be marginally lower as a result of expected lower demand for greenhouse gas-intensive fuel products due to COVID-19.

Employment Insurance (EI) premium revenues have been revised up due to better-than-expected labour force participation and an improved outlook for wages.

124     Annex 1

Other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits, are projected to be much lower in 2020-21, particularly reflecting lower-than-expected Bank of Canada profits as a result of the secondary market purchases of Government of Canada securities to support liquidity in financial markets. The decrease in Bank of Canada profits reflects the expensing of premiums paid on these bond purchases, which more than offsets interest earnings on the securities in 2020-21.

Relative to EFS 2020, budgetary expenses are projected to be somewhat lower in 2020-21, largely due to the better-than-expected rebound in the labour market and lower projected non-COVID-related discretionary spending.

Major transfers to persons, before measures, have been revised down in 2020-21 relative to EFS 2020, primarily driven by lower-than-expected EI beneficiaries reflecting a stronger rebound in the labour market.

Major transfers to other levels of government are lower in 2020-21, relative to the EFS 2020 forecast, as higher-than-expected personal income tax revenues translate into higher amounts to be recovered through the Quebec Abatement.

Direct program expenses – which include pollution pricing proceeds returned, other transfer payments administered by departments, and operating expenses – have been revised down in 2020-21, due in part to a higher expected lapse of underlying departmental spending resulting from reduced discretionary spending on activities such as travel and training due to the COVID crisis. In addition, the improved outlook for household incomes has resulted in somewhat lower projected refundable tax credits expenses.

Net actuarial losses – which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years – are expected to increase relative to EFS 2020, reflecting higher-than-expected actuarial losses at the end of 2019-20.

Public debt charges are up slightly in 2020-21 relative to EFS 2020, reflecting higher interest costs on public sector pension and other future benefit plans due to the upward revision of the associated obligation in 2019-20.

Details of Economic and Fiscal Projections     125

Summary Statement of Transactions

Table A1.5 summarizes the government’s projected financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy discussed above.

This outlook includes the COVID-19 Economic Response Plan and policy actions taken since EFS 2020.

Table A1.5

Summary Statement of Transactions

billions of dollars

		Projection

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Budgetary revenues	334.1	275.4	335.9	357.8	377.3	398.5	417.3
Program expenses, excluding net actuarial losses	338.5	621.4	421.2	373.9	384.4	392.9	404.0
Public debt charges	24.4	20.2	20.3	22.4	25.7	30.5	34.3
Total expenses, excluding net actuarial losses	362.9	641.6	441.5	396.4	410.1	423.4	438.4
Budgetary balance before net actuarial losses and stimulus	-28.8	-366.2	-105.6	-38.6	-32.8	-24.9	-21.0
Net actuarial losses	-10.6	-15.4	-15.6	-12.1	-10.5	-6.0	-3.9
Budgetary balance before stimulus	-39.4	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Planned Stimulus			$70-to-$100 billion over 3 years
Financial position before planned stimulus
Total liabilities	1,248.6	1,705.3	1,840.5	1,879.5	1,936.8	1,981.1	2,017.5
Financial assets[1]	435.7	501.0	509.8	493.4	503.7	514.3	523.4
Net debt	812.9	1,204.3	1,330.7	1,386.0	1,433.1	1,466.8	1,494.2
Non-financial assets	91.5	97.0	102.2	106.8	110.5	113.4	115.9
Federal debt before planned stimulus	721.4	1,107.4	1,228.5	1,279.3	1,322.6	1,353.4	1,378.3
Per cent of GDP before planned stimulus
Budgetary revenues	14.5	12.6	14.4	14.6	14.7	14.9	15.0
Program expenses	14.6	28.5	18.1	15.2	15.0	14.7	14.5
Public debt charges	1.1	0.9	0.9	0.9	1.0	1.1	1.2
Budgetary balance	-1.7	-17.5	-5.2	-2.1	-1.7	-1.2	-0.9
Federal debt	31.2	50.7	52.6	52.1	51.6	50.6	49.6
1	The projected level of financial assets for 2020-21 includes an estimate of other comprehensive income.

126     Annex 1

Outlook for Budgetary Revenues

Table A1.6

The Revenue Outlook

billions of dollars

		Projection

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Income taxes
Personal income tax	167.6	162.1	172.1	179.3	187.5	196.1	205.7
Corporate income tax	50.1	39.2	44.3	48.4	52.7	57.3	60.8
Non-resident income tax	9.5	9.9	10.0	10.1	10.3	10.5	11.0
Total income tax	227.1	211.1	226.5	237.8	250.5	263.9	277.5
Excise taxes/duties
Goods and Services Tax	37.4	29.4	38.9	41.9	44.0	45.8	47.7
Customs import duties	4.9	3.7	4.4	4.7	4.9	5.3	5.6
Other excise taxes/duties	11.6	10.8	11.9	12.1	12.3	12.4	12.5
Total excise taxes/duties	53.9	43.8	55.2	58.7	61.2	63.4	65.7
Total tax revenues	281.0	255.0	281.7	296.5	311.7	327.3	343.2
Proceeds from the pollution pricing framework[1]	2.7	4.3	6.0	7.6	7.6	7.6	7.6
Employment Insurance premium revenues	22.2	21.5	23.0	24.3	26.4	28.5	30.1
Other revenues
Enterprise Crown corporations	5.1	-20.3	5.4	8.4	9.1	10.4	10.6
Other programs	20.8	13.6	18.9	19.6	20.8	22.4	23.3
Net foreign exchange	2.4	1.4	1.0	1.3	1.8	2.3	2.6
Total other revenues	28.3	-5.3	25.3	29.3	31.7	35.1	36.5
Total budgetary revenues	334.1	275.4	335.9	357.8	377.3	398.5	417.3
Per cent of GDP
Total tax revenues	12.2	11.7	12.1	12.1	12.1	12.2	12.3
Proceeds from the pollution pricing framework	0.1	0.2	0.3	0.3	0.3	0.3	0.3
Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.1	1.1
Other revenues	1.2	-0.2	1.1	1.2	1.2	1.3	1.3
Total budgetary revenues	14.5	12.6	14.4	14.6	14.7	14.9	15.0

Note: Totals may not add due to rounding.

1

This represents those charges applied through the federal backstop, excluding the Output Based Pricing System. All these proceeds will be returned to their province/territory of origin through Climate Action Incentive payments and other climate supports.

Table A1.6 sets out the government’s projection for budgetary revenues.

Personal income tax (PIT) revenues – the largest component of budgetary revenues – are projected to decrease to $162.1 billion in 2020-21, or 3.3 per cent. This decline reflects the impact of the COVID-19 crisis on household incomes, partially offset by the expansion of government transfers. Over the remainder of the forecast horizon, PIT revenue growth is expected to return to an average of 4.9 per cent, in line with projected nominal GDP growth.

Details of Economic and Fiscal Projections     127

Corporate income tax (CIT) revenues are projected to decrease by $10.9 billion, or 21.8 per cent, to $39.2 billion in 2020-21. Lower corporate profitability and general economic weakness due to the COVID-19 primarily explain this decline. In 2021-22, CIT is expected to rebound to $44.3 billion, or up 13.2 per cent. Over the remainder of the forecast horizon, CIT is forecast to grow at an average annual rate of 8.2 per cent reflecting improved economic conditions and stronger corporate profitability. It will, however, take several years for corporate tax revenues to return to pre-pandemic levels.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. These revenues are projected to increase to $9.9 billion in 2020-21, or 4.5 per cent, as non-resident taxpayers are expected to repatriate previously earned income to their home jurisdictions during the crisis.

GST revenues are forecast to fall to $29.4 billion in 2020-21, or 21.5 per cent, reflecting the temporary shutdown of large portions of the retail sector and the introduction of the one-time enhanced GST credit payment, before increasing to $38.9 billion in 2021-22, or 32.6 per cent. Over the remainder of the projection period, GST revenues are forecast to grow by 6.3 per cent per year, on average, reflecting the outlook for taxable consumption.

Customs import duties are projected to fall from $4.9 billion in 2019-20 to $3.7 billion in 2020-21, or 24.0 per cent, due to lower imports and a waiver of customs duties on medical goods for combatting the spread of COVID-19, before rebounding to $4.4 billion in 2021-22, or 18.3 per cent. Over the remainder of the horizon, customs import duties are projected to grow at an average annual rate of 6.3 per cent due to expected growth in imports.

Other excise taxes and duties (OETD) are projected to decline to $10.8 billion in 2020-21, or 7.4 per cent, reflecting decreased demand since the onset of the pandemic. OETD revenues are expected to increase to $11.9 billion in 2021-22, or 10.3 per cent, as demand recovers, and over the remainder of the projection period, are expected to grow at an average annual rate of 1.2 per cent, reflecting expected underlying consumption growth.

In 2020-21, EI premium revenues are projected to decrease by 3.4 per cent to $21.5 billion, due to a premium rate decrease from $1.62 per $100 of insurable earnings in 2019 to $1.58 in 2020. Over the remainder of the horizon, premium revenues are anticipated to grow at an average annual rate of 7 per cent due to anticipated increases in employment income and the improving labour market.

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Enterprise Crown corporation revenues are projected to decrease by $25.3 billion in 2020-21 and increase by $25.6 billion in 2021-22, before growing thereafter at an average annual rate of 18.4 per cent starting 2022-23, reflecting outlooks presented in corporate plans of respective enterprise Crown corporations. In particular, the decrease in projected revenues in 2020-21 reflects the expensing of premiums paid on Bank of Canada purchases of Government of Canada securities on the secondary market to support liquidity in financial markets, as well as the provisioning for loan losses stemming from COVID-19 relief measures.

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to decline by 34.6 per cent or $7.2 billion in 2020-21, primarily due to a decline in interest and penalty revenue of $4.0 billion and return on investments of $1 billion as a result of lower interest rates and interest and penalty waivers provided as part of the government’s COVID-19 response, along with a $1.3 billion projected decline in revenue from sales of goods and services. Over the remainder of the forecast horizon, these revenues are projected to grow at an average annual rate of 11.4 per cent as a result of growth in revenue from sales of goods and services and interest and penalty revenue.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are projected to decrease in 2020-21 due mainly to lower projected interest rates.

128     Annex 1

Outlook for Program Expenses

Table A1.7

The Expense Outlook

billions of dollars

		Projection

	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Major transfers to persons
Elderly benefits	56.2	59.5	62.4	65.8	69.4	73.3	77.4
Employment Insurance benefits[1]	21.8	67.2	32.5	24.7	23.4	23.9	24.4
Canada Emergency Response Benefit and Canada Recovery Benefits	4.7	54.8	10.3	0.0	0.0	0.0	0.0
Canada Child Benefit[2]	24.3	27.9	27.4	26.0	26.5	27.0	27.5
Total	107.1	209.3	132.6	116.4	119.4	124.2	129.3
Major transfers to other levels of government
Canada Health Transfer	40.9	41.9	43.1	44.4	46.9	49.1	51.1
Canada Social Transfer	14.6	15.0	15.5	15.9	16.4	16.9	17.4
Equalization	19.8	20.6	20.9	21.4	22.6	23.6	24.6
Territorial Formula Financing	3.9	4.2	4.4	4.6	4.8	4.9	5.0
Gas Tax Fund	2.2	2.2	2.3	2.3	2.4	2.4	2.5
Home care and mental health	1.1	1.3	1.5	1.2	1.2	1.2	1.2
Other fiscal arrangements[3,4]	-3.3	14.6	-5.6	-5.9	-6.2	-6.6	-6.9
Total	79.2	99.7	82.1	83.9	88.0	91.5	94.9
Direct program expenses
Proceeds from the pollution pricing framework returned[5]	2.6	5.2	6.8	7.6	7.6	7.6	7.6
Canada Emergency Wage Subsidy	0.0	83.5	14.1	0.0	0.0	0.0	0.0
Other transfer payments[4]	54.4	110.0	75.5	59.1	60.7	61.2	62.3
Operating expenses[6]	95.2	113.7	110.1	106.9	108.7	108.4	109.9
Total	152.2	312.5	206.5	173.6	177.0	177.2	179.8
Total program expenses, excluding net actuarial losses	338.5	621.4	421.2	373.9	384.4	392.9	404.0
Net actuarial losses[7]	10.6	15.4	15.6	12.1	10.5	6.0	3.9
Per cent of GDP
Major transfers to persons	4.6	9.6	5.7	4.7	4.7	4.6	4.7
Major transfers to other levels of government	3.4	4.6	3.5	3.4	3.4	3.4	3.4
Direct program expenses	6.6	14.3	8.8	7.1	6.9	6.6	6.5
Total program expenses	14.6	28.5	18.1	15.2	15.0	14.7	14.5

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. The remaining EI costs relate mainly to administration and are part of operating expenses. For the first time, this includes the portion of payments for the Canada Emergency Response Benefit charged to the EI Operating Account, totalling $1.8 billion in 2019-20, and an estimated $35.0 billion in 2020-21.

[2]	Includes the Children’s disability benefits and residual payments for the Universal Child Care Benefit (UCCB), now replaced by the Canada Child Benefit.
[3]

Other fiscal arrangements includes the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the 2005 Offshore Arrangements; and established terms for repayable floor loans.

[4]

Transfer payments to provinces and territories for cleaning up former oil and gas wells, support for essential workers, and the Safe Restart Agreement, as included in the EFS 2020, have been reclassified from Direct program expenses – Other transfer payments, to Major transfers to other levels of government – Other fiscal arrangements with no impact on total program expenses.

[5]

This includes the return of charges applied through the federal backstop, excluding those through the Output Based Pricing System, which are returned to their province/territory of origin through Climate Action Incentive payments and other climate supports.

[6]	This includes capital amortization expenses.
[7]

Actuarial gains and losses were previously reported as “Losses (gains) from employee future benefit plans” and as a part of Direct program expenses, but are now presented in a new line item titled Net actuarial losses.

Details of Economic and Fiscal Projections     129

Table A1.7 provides an overview of the projection for program expenses by major component. Program expenses consist of three main categories: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons—which consist of elderly, EI and children’s benefits, as well as the Canada Emergency Response Benefit and Recovery Benefits—are projected to increase to $209.3 billion in 2020-21.

Elderly benefits are projected to reach $59.5 billion in 2020-21, up 5.7 per cent, due to an increase in the population of seniors. Over the remainder of the horizon, elderly benefits are forecast to grow 5.4 per cent per year, on average. The expected increase in elderly benefits is due to a projected increase in the population of seniors and projected consumer price inflation, to which the benefits are fully indexed.

EI benefits are projected to increase to $67.2 billion in 2020-21, largely reflecting the cost of Economic Response Benefits ($37.9 billion) and higher unemployment resulting from the crisis. EI benefits are expected to fall to $23.4 billion by 2023-24 as a result of the projected improvement in the labour market. In the outer years of the projection period, EI benefits are forecast to grow at an average of 2.0 per cent annually, as the unemployment rate is projected to stabilize at around 6.0 per cent after 2023.

The Canada Emergency Response Benefit (CERB) was introduced as part of Canada’s COVID-19 Economic Response Plan to provide immediate assistance to Canadians not eligible for EI benefits. As the economy reopens, the government is committed to continuing to support all Canadians and has introduced the Canada Recovery Benefit (CRB), which provides $1,000 per two-week period to eligible individuals not entitled to regular EI Benefits, for up to 26 weeks. In addition, the Canada Recovery Sickness Benefit (CRSB) and the Canada Recovery Caregiving Benefit (CRCB) are available to eligible individuals, providing $500 per week of eligibility. The CERB and the Canada Recovery Benefits (CRB, CRSB and CRCB) are forecasted to cost $54.8 billion in 2020-21, decreasing to $10.3 billion in 2021-22 as the economy recovers and temporary programs end.

Canada Child Benefit (CCB) payments are projected to increase 14.4 per cent to $27.9 billion in 2020-21, largely reflecting the one-time top up provided in May 2020. These benefits will stay close to this level for 2021-22, largely due to the temporary support for families with young children proposed in this Statement. In the outer years of the horizon, CCB payments are forecast to grow at an average annual rate of 1.9 per cent, reflecting forecasted consumer price inflation, to which the benefits are indexed.

Major transfers to other levels of government – which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others – are expected to increase by 25.9 per cent to $99.7 billion in 2020-21. The increase in 2020-21 is driven by previously announced COVID-19 response measures, including $12.9 billion for the Safe Restart Agreement, $2.0 billion for the Safe Return to Class Fund, and $3.0 billion to support essential workers through a wage top-up.

The CHT is projected to grow from $41.9 billion in 2020-21 to $51.1 billion in 2025-26. The CHT grows in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year. The CST is legislated to grow at 3.0 per cent per year. Gas Tax Fund payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments. Home care and mental health transfers are projected to be $1.3 billion in 2020–21, stabilizing at $1.2 billion starting in 2022-23.

Direct program expenses – which include proceeds from the pollution pricing framework returned, the Canada Emergency Wage Subsidy, other transfer payments administered by departments, and operating expenses – are expected to increase 105.3 per cent to $312.5 billion in 2020-21. The projected increase in direct program expenses is largely driven by COVID-19 response measures, including the wage subsidy, with an estimated cost of $83.5 billion in 2020-21, and $7.5 billion in support of medical research and vaccine development in 2020-21.

Other transfer payments administered by departments are projected to increase to $110.0 billion in 2020-21, reflecting investments made to help Canadian families and businesses through the crisis. This includes the cost of the loan repayment incentive for the Canada Emergency Business Account, and $3.0 billion for the Canada

130     Annex 1

Emergency Student Benefit. Also contributing to the increased costs are supports for seniors through a one-time payment ($2.5 billion), and to small businesses through the Canada Emergency Commercial Rent Assistance ($1.7 billion), and through the Canada Emergency Rent Subsidy ($4.4 billion). Over the remainder of the forecast horizon, other transfer payments are projected to decrease to $59.1 billion by 2022-23, as the economy recovers and support measures are lifted, after which they are projected to rise by 1.8 per cent per year on average.

Operating expenses reflect the cost of doing business, including current pension service costs, for more than 100 government departments, agencies and Crown corporations. Operating expenses are projected to increase to $113.7 billion in 2020-21. This includes measures to protect the health and safety of Canadians, including $7.9 billion to procure medical and personal protective equipment in response to the crisis. Operating expenses are projected to decrease to $106.9 billion by 2022-23, after which they are projected to grow at an average of 0.9 per cent, annually.

Net actuarial losses – which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years – are expected to increase to $15.4 billion in 2020-21. The increased loss is largely attributable to lower long-term interest rates, which are used to value the obligations, as well as increased costs associated with the utilization of disability and other future benefits provided to veterans.

Details of Economic and Fiscal Projections     131

Financial Source/Requirement

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial/source requirement measures the difference between cash coming in to the government and cash going out. This measure is affected not only by the budgetary balance, but also by the government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

Table A1.8

The Budgetary Balance, Non-Budgetary Transactions and Financial Source/Requirement

billions of dollars

				Projection
	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Budgetary balance	-39.4	-381.6	-121.2	-50.7	-43.3	-30.9	-24.9
Non-budgetary transactions
Pensions and other accounts	10.3	15.8	14.9	12.5	10.9	6.2	3.7
Non-financial assets	-4.9	-5.4	-5.2	-4.6	-3.7	-2.9	-2.5
Loans, investments and advances
Enterprise Crown corporations	-13.5	-38.7	1.2	2.6	0.2	0.7	4.0
Other	-1.7	-40.7	-0.8	22.7	-0.9	-1.4	-4.1
Total	-15.1	-79.4	0.4	25.3	-0.7	-0.7	-0.0
Other transactions
Accounts payable, receivable, accruals and allowances	7.1	-1.1	-3.7	-4.0	-3.5	-3.9	-4.1
Foreign exchange activities	-5.2	3.7	-3.5	-4.2	-4.3	-4.3	-3.3
Total	1.8	2.6	-7.3	-8.3	-7.9	-8.3	-7.4
Total	-7.8	-66.5	2.9	24.9	-1.5	-5.6	-6.2
Financial source/requirement	-47.2	-448.1	-118.3	-25.8	-44.8	-36.5	-31.1

As shown in Table A1.8, a financial requirement is projected in each year over the forecast horizon, largely reflecting financial requirements associated with the projected budgetary balance. The projected financial requirement in 2020-21 reflects in large part financing of the budgetary balance as well as increases in the government’s loans, investments and advances. This latter category includes funding to enterprise Crown corporations to support financing programs for businesses – including to the Business Development Bank of Canada and Export Development Canada under the government’s Business Credit Availability Program, Farm Credit Canada and the Canada Development Investment Corporation. Other financing arrangements include loans issued by the government under the Canada Emergency Business Account.

132     Annex 1

Policy Actions Taken since the 2020 Economic and Fiscal Snapshot

Since 2016, the government has provided a transparent overview of all off-cycle spending. The investments (Table A1.9) ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A1.9

Policy Actions since the 2020 Economic and Fiscal Snapshot

millions of dollars

	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026
Government Operations, Fairness and Openness	67	103	51	49	49	50
Supporting Service Delivery On Reserve	8	16	3	0	0	0
Funding provided to Indigenous Services Canada to support service delivery on reserve.
Government of Canada IT Infrastructure	28	0	0	0	0	0

Funding for Shared Services Canada to ensure that Canadians can continue to rely on Government of Canada toll-free voice services and contact centres when accessing important programs and services during the pandemic. Funding will also ensure that federal public servants can continue to work productively in a remote environment.

Supporting the Construction of the New Library and Archives/Ottawa Public Library Joint Facility Project	0	0	0	0	0	1
Funding to Library and Archives Canada to address updated construction cost estimates and to support sustainability enhancements for a net-zero carbon facility.
Consumer Privacy Protection Act	0	9	16	19	18	18
Funding to support the implementation and enforcement of private sector privacy legislation.
Supporting Statistics Canada Operations and Census 2021	19	26	3	1	0	0
Less: Funds Previously Provisioned in the Fiscal Framework	-2	-14	-1	0	0	0
Less: Year-Over-Year Reallocation of Funding	-16	17	0	0	0	0
Funding for Statistics Canada to address operational pressures related to COVID-19, including cost increases to conduct Census 2021.
COVID-19 Central Advertising Fund Top-up	0	20	0	0	0	0

Funding to increase the Government of Canada’s Central Advertising Fund, in order to continue to inform Canadians and raise awareness on public health measures and actions Canadians can take to protect themselves and others.

Office of the Auditor General	31	29	30	30	31	31

Funding for the Office of the Auditor General to ensure that the Office is adequately resourced to deliver its mandate and to continue supporting elected officials in their role of overseeing and approving government spending. The funding will allow the Office to undertake essential modernization of audit tools and practices, ensure that IT systems are safeguarded, and hire additional auditors and support staff.

Growth, Innovation, Infrastructure and the Environment	75	118	35	35	35	35
Montreal Biosphere	0	3	3	3	3	3
Less: Funds Previously Provisioned in the Fiscal Framework	0	-3	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources	0	0	-2	-2	-2	-2

Funding for Environment and Climate Change Canada to support the transfer of operational responsibility for the Montreal Biosphere Museum to the City of Montreal as part of tripartite agreement with the City and the Government of Quebec.

Specifying Climate Action Incentive Payment Amounts for 2021	27	74	27	27	27	27

Details of Economic and Fiscal Projections     133

Table A1.9

Policy Actions since the 2020 Economic and Fiscal Snapshot

millions of dollars

	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026

The net fiscal impact above reflects adjustments to Climate Action Incentive payment amounts for Ontario, Manitoba, Saskatchewan and Alberta. 2021 payment amounts (to be claimed on 2020 tax returns in early 2021) will be announced shortly.

In terms of overall fiscal impact, these accounting costs are largely offset by adjustments to projections of fuel charge proceeds, which are included in proceeds from the pollution pricing framework in Table A1.6.

As previously announced in the 2018 Fall Economic Statement, the accounting treatment of Climate Action Incentive payments requires some of the costs to be borne in the fiscal year prior to the fuel charge being collected, because they are delivered through the personal income tax system through returns for the previous tax year. In practice, however, the Government of Canada is simply taking the direct proceeds from the fuel charge and returning all the proceeds to the province of origin.

Big Bar Rockslide	48	44	7	7	7	7

Funding to Fisheries and Oceans Canada to design and construct a permanent fishway to support the natural passage of wild Pacific salmon through the obstruction caused by the Big Bar rockslide, to support temporary measures that provide for salmon passage while the fishway is under construction, and emergency conservation measures.

Labour Markets, Health, Safety and Economic Prosperity of Canadians	4	3	3	2	1	1
Modernizing the National Arts Centre’s Digital Infrastructure	0	0	1	1	1	1

The National Arts Centre’s back office systems – including its financial, ticketing, and phone systems – have become severely outdated. This measure will support the updating of these systems and position the NAC to continue delivering world-class artistic performances and customer service to Canadians once the pandemic has concluded.

Alternative Format Materials	4	3	2	1	0	0

Funding for the Centre for Equitable Library Access and the National Network for Equitable Library Service to support the transition towards industry-based production and distribution of accessible reading materials to Canadians with print disabilities.

Trade, International Relations and Security	129	170	-85	-543	-1,354	-1,282
Interim Financial Support for the Canadian Commercial Corporation	9	0	0	0	0	0

The government is continuing to support Canadian exporters and facilitating exporters’ connections to key international markets during this fluctuating global economic period. To ensure the Canadian Commercial Corporation (CCC) can continue to support Canadian exporters through challenging economic conditions, the Fall Economic Statement proposes to provide the CCC with up to $8.5 million in 2020-21.

Updating Funding for the Defence Investment Plan	3,290	3,545	3,711	3,896	3,880	4,129
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	0	0	0	0
Less: Funds Sourced From Existing Departmental Resources	-3,170	-3,375	-3,796	-4,439	-5,234	-5,411

$13.3 billion for the Department of National Defence, including $4.4 billion to continue to implement the Defence Investment Plan approved under Canada’s defence policy, Strong, Secure, Engaged, and $8.9 billion for anticipated future requirements. This measure also updates the profile of previously approved funding (on an accrual basis) to reflect the status of project implementation and accounting adjustments.

Tax and Financial Sector Policy	3	11	11	11	11	10
Supporting Canada’s Agricultural Cooperatives	3	11	11	11	11	10

Due to a number of factors, agricultural cooperatives may have difficulties raising capital. The temporary tax deferral for patronage dividends paid in shares is intended to help them raise the capital needed to grow. The extension of the deferral for another 5 years will support a sector that is currently also facing labour availability challenges, international market volatility as well as increased weather volatility.

Registered Disability Savings Plans	0	0	0	0	0	0

134     Annex 1

Table A1.9

Policy Actions since the 2020 Economic and Fiscal Snapshot

millions of dollars

	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026

Maintain the implementation timeline announced in Budget 2019 for changes to Registered Disability Savings Plans (RDSPs) for beneficiaries who cease to be eligible for the Disability Tax Credit, with a small modification to the proposed reduction in the holdback of grant and bond amounts, to improve consistency in the treatment of all beneficiaries. As key aspects of the measure are intended to come into force on January 1, 2021, any excess repayments of grant and bond that occur in 2020 but before the measure can be enacted would be returned to a beneficiary’s RDSP following enactment.

(Net) Fiscal Impact of Non-Announced Measures	2,336	5,401	754	927	941	632

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

Net Fiscal Impact – Total Policy Actions Taken since 2020 Economic and Fiscal Snapshot	2,614	5,806	768	482	-317	-533
Note: Totals may not add due to rounding.

Details of Economic and Fiscal Projections     135

Table A1.10

Financial Sector Legislative Measures

Strengthening Canada’s Anti-Money Laundering and Anti-Terrorist Financing (AML/ATF) Regime

The government proposes to amend the Proceeds of Crime (Money Laundering) and Terrorist Financing Act to enable the Financial Transactions and Reports Analysis Centre of Canada to recover its compliance costs, clarify its ability to obtain additional information from reporting entities and expand the information it can disclose; strengthen criminal penalties and the registration framework for money services businesses; regulate armoured car services for AML/ATF purposes; clarify certain definitions and disclosure recipients; and make other technical amendments to the Act.

The government also proposes to amend the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) to reduce administrative burden for financial institutions filing reports under this Act.

Financial Consumer Protection

The government proposes to make technical amendments to the Financial Consumer Protection Framework in the Bank Act to clarify that the statutory right of cancellation provision does not extend to contracts between banks and large business clients.

Financial Stability Measures

The government proposes to introduce amendments to the Canada Deposit Insurance Corporation Act to:

(i)      clarify the scope of, and support, the cross-border enforceability of the stay provisions applicable to eligible financial contracts; and

(ii)     clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing bank.

The government also proposes to introduce amendments to the Payment Clearing and Settlement Act to clarify how investors, creditors and other participants may be compensated as a result of actions taken by financial sector authorities to sell, wind-down or restore to viability a failing financial market infrastructure.

Modernizing the Federal Unclaimed Assets Regime

Modernizing the federal unclaimed assets regime by implementing amendments aimed at improving the current framework managed by the Bank of Canada and expanding its scope to include unclaimed balances from terminated federally regulated pension plans and foreign denominated bank accounts.

Payment Clearing and Settlement Act

Clarify the Bank of Canada’s authority to oversee payment exchanges as clearing and settlement systems in the Payment Clearing and Settlement Act.

136	Annex 1

Annex 2

Update on the 2020-21 Debt Management Strategy

Introduction

The Government of Canada released its annual Debt Management Strategy, the 2020-21 Debt Management Strategy, in the July 2020 Economic and Fiscal Snapshot, setting out the objectives, strategy and borrowing plans for its domestic debt program and the management of its official international reserves. It announced a significant increase in borrowing for 2020-21 in order to make the necessary investments to stabilize the Canadian economy in response to the extraordinary circumstances of the COVID-19 pandemic.

The 2020-21 Debt Management Strategy also outlined how historically low interest rates have ensured Canada’s debt is affordable and sustainable. In fact, despite an increase in federal debt for the year, Canada’s public debt charges are expected to be more than $3 billion lower this year compared to last year’s Economic and Fiscal Update.

In pursuing a historic increase in long-term bonds, the government announced that it would consult with market participants to assess the market’s capacity for long-term debt, and would make adjustments as warranted to maintain stability in Canada’s fixed-income markets in these evolving circumstances, taking into account the requirements of other issuers, such as provinces, municipalities and corporations. The government committed to provide an update on the 2020-21 Debt Management Strategy this fall based on feedback from market participants.

Highlights from Market Consultations

Market consultations are an integral part of the debt management process-the feedback helps guide the design and implementation of the Government of Canada’s domestic debt program, especially in the context of the ongoing COVID-19 pandemic.

In September and October 2020, the Department of Finance and the Bank of Canada held over 30 bilateral virtual meetings and received written comments from dealers, investors and other relevant market participants. These consultations sought the views of market participants on issues related to the design and operation of the Government of Canada’s domestic debt program for 2020-21.

Overall, market participants indicated that the market is working well following initial market stresses experienced at the onset of the COVID-19 pandemic. Participants highlighted that early and transparent changes to the debt program and the Bank of Canada’s various financial market support programs were paramount in successfully stabilizing financial markets and allowing for a record amount of federal government debt to be absorbed, especially in long-term sectors. A broad consensus supported the continuation of the main components of the 2020-21 Debt Management Strategy, as outlined in the July Economic and Fiscal Snapshot.

Market participants indicated treasury bills are currently in high demand due to excess cash in the financial markets, both from domestic and international investors. There is ample room to increase bill issuance as evidenced by yields remaining well below the overnight rate.

Update on the 2020-21 Debt Management Strategy	137

As for potential effects of the government’s borrowing strategy on other large issuers, such as provinces’ and municipalities’ long bond issuances, most market participants indicated that federal issuances have not had a significant impact since provinces’ and municipalities’ long-term instruments are considered different enough from their federal analogues. A more detailed summary of the fall 2020 consultations can be found at the following link (https://www.bankofcanada.ca/2020/11/summary-comments-fall-2020-debt-management-strategy-consultations/).

A Prudent Borrowing Strategy

Reflecting feedback from a broad variety of market participants, the federal government will remain attentive for every opportunity to lock in long-term favourable interest rates, consistent with the general direction laid out in 2020-21 Debt Management Strategy in the July 2020 Economic and Fiscal Snapshot. As such, the 2020-21 Debt Management Strategy will continue to follow a prudent approach that locks in historically low rates and enhances the predictability of debt servicing costs by maintaining the historic increase in issuance in long-term sectors (Chart A2.1). Further changes may be considered as part of the 2021-22 plan.

Since the beginning of the COVID-19 crisis, the government has raised its borrowing to historic levels to finance its financial requirements and has built a larger cash position for contingency purposes. Given the rapid cash requirement to support government action to support the economy, the federal government has issued mainly treasury bills and short-term bonds. Other countries have adopted similarly prudent approaches to managing and building up their cash balances. Accordingly, to help manage its larger cash position, the government is transitioning towards a strategy to steadily reduce issuance in short- to medium-term bond sectors (Table A2.1) to provide more predictability on financing costs. As a result of these changes, an even higher share of the 2020-21 bond program will lock in historically low rates at longer maturities, as planned issuance levels in long-term sectors will remain unchanged. Issuance reductions in short-term sectors will be managed carefully to help ensure well-functioning markets for Government of Canada securities. The government will continue to communicate regularly with market participants to balance the need for transparency for the market as well as flexibility for the government.

138	Annex 2

Table A2.1

Projected Gross Issuance of Bonds and Bills for 2020-21

billions of dollars, end of fiscal year

	2019-20 Previous Year	2020-21 Planned	2020-21 (FES Update)	Increase from 2019-20
Treasury bills	152	294	329	116%
2-year	53	150	129	143%
3-year	19	67	57	194%
5-year	33	88	82	147%
10-year	13	74	74	465%
30-year	4	32	32	662%
RRB	1.8	1.4	1.4	-22%
Total bonds	124	409	374	201%
Total gross issuance	276	703	703	155%

Canada is not alone in dealing with the extraordinary increase in public debt as a result of COVID-19 -every country faces the same challenge. Like our international peers, a significant proportion of Canada’s borrowings early in 2020-21 consisted of short-term instruments, mainly treasury bills, given the ability to issue these instruments in volume quickly to raise needed funding (Chart A2.2). With the 2020-21 Debt Management Strategy, the government is shifting its issuances more toward long-term bonds in order to take advantage of low interest rates. As this occurs, this approach will help Canada manage its rollover risk and provide more certainty regarding future debt charges. Since mid-March Canada has been able to proportionally lock in more of its debt as multi-year bonds, at historically low, interest rates than the United States and Japan-a trend which will continue to steadily improve over the coming months and years as the government pursues additional opportunities to lengthen out maturities.

Update on the 2020-21 Debt Management Strategy	139

Strategic Direction

When the government shifts from emergency response to recovery planning, it will continue to use fiscal policy to support the economy until it is firmly back on track, as described in Chapter 3. The government’s fiscal strategy will be implemented responsibly, with a sustainable approach for future generations. Reflecting this, the government will continue to review options to extend the maturity of the debt in future years, including the potential re-opening, next year, of the ultra-long, 50-year bond. As additional stimulus spending is brought on, steps will be taken where possible to continue to increase the proportion of bond issuance occurring at the long-end and to diversify its lender base. As per the 2020-21 strategy, this proportion is expected to double compared to last year (Table A2.2). This approach will help manage the rollover of debt in future years, and will help ensure Canada’s debt remains affordable and is less vulnerable to increases in interest rates for future generations.

Table A2.2

Allocation of Gross Bond Issuance, 2019-20 vs. 2020-21

	2019-20 Previous Year		2020-21 Planned

	Issuance ($ Billions)	Share of Bond Issuance	Issuance ($ Billions)	Share of Bond Issuance
Short (2, 3, 5-year sectors)	105	85%	267	71%
Long (10-year+)	19	15%	107	29%
Gross bond issuance	124	100%	374	100%

Green Bonds

To help finance the government’s historic investments in green infrastructure and other green initiatives, the government is announcing its intention to issue the federal government’s first ever green bond in 2021-22. The government will continue to assess options on the appropriate structure for a federal green bond issuance and will provide more information in the context of the 2021-22 Debt Management Strategy, which will be presented in Budget 2021.

The government is funding a public-private Sustainable Finance Action Council, over the next three years, to ensure the stability and long-term growth of our financial system in the face of climate change. More details are provided in Chapter 3.

Borrowing Authority Act Amendments

In Budget 2016, the government introduced changes to increase the transparency of federal borrowings so that Parliament formally approves all debt issued by Canada. Under the Borrowing Authority Act, introduced by the government in 2017, Parliament must approve the maximum amount that can be borrowed every three years. Actual borrowings may be less than this amount.

At the onset of COVID-19 earlier this spring, this limit was temporarily suspended as part of emergency legislative changes approved by Parliament.

The maximum borrowing amount is a gross borrowings measure. In addition to the federal government borrowings, it includes borrowings from agent Crown corporations and Canada Mortgage Bonds. This is not the debt measure that is commonly used to compare debt-to-GDP, a ratio which often compares the accumulated deficit relative to the size of an economy (See box below).

140	Annex 2

To allow the government to continue to implement its borrowing strategy and allow for the needed investments in the economy, the government is proposing to amend the Borrowing Authority Act to increase the maximum borrowing amount and to enhance the transparency of the maximum borrowing amount, as described in the 2020 Borrowing Authority Act Report (https://www.canada.ca/en/department-finance/services/publications/borrowing-authority-act-report-parliament-2020.html).

The proposal to amend the Borrowing Authority Act will increase the maximum borrowing amount from $1,168 billion (which does not currently include in its calculation the extraordinary borrowings taken between April and September 2020, as a result of COVID-19) to an estimated $1,831 billion, including extraordinary borrowings taken to date (see Chart A2.3). The government will table legislation on this soon. The estimated new maximum amount of $1,831 billion is projected to cover borrowings until the end of the fiscal year 2023-24, consistent with the financial requirements set out in the 2020 Fall Economic Statement and the latest approved corporate plans of agent Crown corporations. The new maximum amount takes into account the government’s combined debt stock as of October 31, 2020 of $1,421 billion, which includes $286 billion of extraordinary borrowings occurring from April 1 to September 30, 2020.

The proposed maximum amount also includes projected incremental borrowings from November 1, 2020 to March 31, 2024 of $323 billion, which consists of $320 billion in incremental government borrowings (including up to $100 billion in new stimulus spending), a projected decrease in Canada Mortgage Bonds of $3.6 billion and a projected increase of agent Crown corporation borrowings $6 billion over the next three years, as well as a prudence buffer of five per cent $87 billion. The decline in Canada Mortgage Bonds reflects a return to normal mortgage funding levels after the increase due to COVID-19.

Update on the 2020-21 Debt Management Strategy	141

Measures of Government Debt

There are several key measures of the government’s debt. These measures include borrowings under limits established by the Borrowing Authority Act, the government’s total outstanding liabilities, net debt and the federal debt (accumulated deficit). The following chart provides an overview of these measures, as projected at March 31, 2024, the end of the period to be covered by the proposed new limit on government borrowings (including up to $100 billion for new stimulus spending).

Box A: Under the Borrowing Authority Act, the limit on total government borrowings is proposed to be set at $1,831 billion. By March 31, 2024, total borrowings, which include borrowings of agent enterprise Crown corporations, are expected to total $1,744 billion.

It is important to note that these borrowings support investments in financial assets. After deducting the value of the government’s financial assets, net government borrowings are expected to reach $905 billion by the end of 2023-24.

Box B: Total liabilities of the government consist of market debt, or debt issued on the credit markets; other unmatured debt, such as obligations under capital leases; pension and other future benefit liabilities; other interest-bearing liabilities, including deposit and trust accounts; and, accounts payable and accrued liabilities. Total liabilities are expected to reach $2,037 billion by March 31, 2024.

Box C: Net debt represents the total liabilities of the government less its financial assets. Financial assets include cash and cash equivalents, accounts receivable, foreign exchange accounts, loans, investments and advances, and public sector pension assets. Financial assets also include the value of the government’s equity in enterprise Crown corporations, which is equal to the assets held by these corporations, less their borrowings and other liabilities. Net debt is expected to be $1,533 billion by March 31, 2024.

Box D: The federal debt, or accumulated deficit, is equal to total liabilities less total assets—both financial and non-financial. Non-financial assets include tangible capital assets, such as land and buildings, inventories, and prepaid expenses and other. The federal debt expected to be $1,423 billion, or 55.5 per cent of GDP, by March 31, 2024.

142	Annex 2

Annex 3

GBA+ Summary for the Fall Economic Statement

Gender-based Analysis Plus (GBA+) provides federal officials with the means to attain better results for Canadians by being more responsive to specific needs and ensuring that government policies and
programs are inclusive. The Canadian Gender Budgeting Act	Note on Terminology

was passed by Parliament in December 2018, enshrining the government’s commitment to decision-making that takes into consideration the impacts of policies on all types of Canadians. The Act legislated the government’s commitment to publish information on the GBA+ impacts of all new budget measures. The government acknowledges that this analysis is often limited by the availability of data, especially for certain identity factors such as race, sexual orientation and disability.

This Annex summarizes the GBA+ impacts of measures included in the Fall Economic Statement. Please see the end of the table for definitions of the data points.

In this section, the term “visible minorities” is occasionally used because it is the official demographic category defined by the Employment Equity Act and used by Statistics Canada in their surveys. With the commitment to support a task force on modernizing the Employment Equity Act, the question of appropriate terminology will be taken up by this task force.

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Chapter 1 - Fighting COVID-19
Procuring Personal Protective Equipment		All Canadians, Health Care Workers				Seniors, People with Underlying Health Conditions

•   $1.5 billion over nine years, starting in 2020-21, to support the procurement of additional PPE and to ensure adequate storage and warehousing of personal protective equipment.

•   $500 million in 2020-21, to procure supplies for the broader health system and essential service providers.

This funding supports all Canadians, including health care workers through improved access to personal protective equipment (PPE) – for example, N95 masks, gowns, gloves – which will reduce their risk of becoming infected with COVID-19, or transmitting the virus to patients. Front-line health care workers are mostly women and one in four are immigrants. In 2018, over 90 per cent of regulated nurses were women, over 90 per cent of personal support workers in long-term care homes and community homecare were women and among health care and social assistance employees 81 per cent were women. According to the 2016 Census, visible minorities are overrepresented as workers in nursing and residential care facilities.

Canadian industry and workers have also benefitted as companies have pivoted operations to support the domestic production of PPE and supplies.

Safe Restart Agreement, Federal Investments in Testing, Contact Tracing and Data Management	All Canadians	Lower-income Workers

•  An additional $1.282 billion in 2020-21 under the Safe Restart Agreement with provinces and territories to support direct federal investments in testing, contact tracing and data management in order to mitigate the spread of COVID-19.

These investments are expected to benefit all Canadians. More prevalent testing contact tracing, and data increase detection and prevention of COVID-19, helping to reduce its transmission among Canadians. Low-income Canadians will likely benefit from this support as many work in sectors that have a relatively high risk of exposure to COVID-19. Reduced wait times for testing could also help low-income workers better mitigate work disruptions. Other Canadians who are particularly vulnerable to COVID-19, including front-line health care workers, seniors and those with co-morbidities, could also see disproportionate benefits from

GBA+ Summary	143

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

these investments. Federal investments in data management will, in part, facilitate the collection of COVID-19 infection data on the basis of race and occupation, which will help to identify the impacts of COVID-19 on different Canadian sub-populations and to inform future policy decisions to address health inequities, some of which could potentially lead to improved health outcomes among racialized Canadians.

Safe Return to Class Fund	Students, Education Sector Workers	Teachers, Support Staff, Parents
• Up to $2 billion in 2020-21 to establish a Safe Return to Class Fund for provinces and territories to support a safe return to class and to protect students and staff.

The Fund will support the adaptation of the education sector, benefiting students and staff, by supporting a safe return to the classroom. Students will have the opportunity to learn, socialize, and develop in a safe environment, while parents, especially mothers, will be supported to remain in or return to the workforce.

Direct Support to Yukon, Northwest Territories and Nunavut in further Support of Territorial COVID-19 Pandemic Response	Residents of the Territories	Remote Populations, Indigenous Peoples
• $64.7 million in 2020-21 to support COVID-19 response measures in the Northwest Territories, Yukon and Nunavut.

This measure will benefit residents in the territories, including Indigenous peoples, as they make up a significant portion of the population in the North. Communities within the territories can be more vulnerable to the spread of COVID-19 due to certain health, social and economic characteristics, including smaller health care facilities, overcrowded housing and lower health outcomes.

Support for Essential Air Access to Remote Communities	Residents of Remote or Northern Communities	Residents of Remote or Northern Communities including Indigenous Peoples

• $174.3 million over three years, starting in 2020-21, to Transport Canada to ensure a minimum level of essential air service to Canada’s remote communities during the COVID-19 pandemic and subsequent recovery period.

This measure will directly benefit residents of remote communities by ensuring the continuation of essential air services, enabling the supply of food, medical supplies and other essential goods and services. A higher portion of these communities are Indigenous and have lower income and education levels compared to the population as a whole.

Small air carriers, who receive payments for their services, will also benefit from this measure. While the air services workforce is typically dominated by men, there is insufficient data to determine whether this is the case for small airlines serving remote communities. The program is not anticipated to have negative differential impacts for particular groups of the population.

Safe Restart Framework for Indigenous Communities	Indigenous Peoples	Indigenous Children and Youth

• $318.1 million in 2020-21 to support a safe restart in Indigenous communities, including adapting community infrastructure, supporting a safe return to school in First Nations communities and other supports for safe restart in Indigenous post-secondary education institutions and Indigenous early learning and child care.

These investments will support First Nations communities on reserve to adapt existing infrastructure where people work and

144	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

learn, increase personnel and adjust education programs and services. This is expected to benefit all First Nations community members, specifically children, youth, students and workers. The investment will also support the continued vitality of Indigenous post-secondary education institutions, which are important to supporting Indigenous students’ success. This is expected to benefit more Indigenous women than men as a significant majority of Indigenous post-secondary students are women. Lastly, the investment will support the safe reopening of Indigenous early learning and child care spaces by enabling First Nations, Inuit and Métis Nation partners to direct funding. This is expected to disproportionately benefit low-income populations, particularly children and women, who are primary caregivers and for whom these services will enable a safe return to work.

Indigenous Community Support Fund	Indigenous Peoples	Indigenous Peoples

• $685 million in 2020-21, including $305 million announced in August 2020, for the Indigenous Community Support Fund to address immediate needs related to COVID-19 in First Nations, Inuit and Métis communities, and to support organizations serving those who live in urban centres or off reserve, in the context of COVID-19, bringing total investments for the Indigenous Community Support Fund to over $1 billion.

As with initial investments in the Indigenous Community Support Fund, these additional funds are expected to benefit Indigenous peoples across Canada. Many Indigenous communities are faced with unique challenges related to remoteness, lack of infrastructure and capacity, crowded housing and increased underlying health conditions, which put individuals in those communities at greater risk of contracting COVID-19. For individuals living off reserve, in urban centres, or separated from their communities, it can be difficult to access the help they need.

Through distinctions-and needs-based funding, the Indigenous Community Support Fund provides Indigenous leadership and organizations with flexibility to design and implement community-based solutions to prepare for and react to the spread of COVID-19. Funding can be used to support a range of services including supporting elders and vulnerable community members, addressing food insecurity, providing educational or other support for children, or fund mental health assistance and emergency response services.

Offsetting Declines in Indigenous Own- source Revenues	Indigenous Peoples	Indigenous Communities with Own- source Revenue
• $332.8 million in 2021-22 to support First Nations, Inuit and Métis communities to off-set declines in own-source revenues that are used to deliver important community services.

This measure will support Indigenous communities that supplement their community programming with own-source revenue by providing additional funding to support essential programs and services to their members. Indigenous people face greater socio-economic barriers (higher unemployment, lower average income and education levels, poorer health and living conditions) and, as such, are more vulnerable to service cuts than non-lndigenous Canadians. This funding will help ensure that Indigenous communities that relied on community resources to support service delivery can continue to provide the same level of core community services to their members.

Further Support for Medical Research and Vaccine Developments	All Canadians	People with Underlying Health Conditions

• $13.6 billion to support Canadian medical countermeasures including bolstering domestic bio-manufacturing capacity, securing access to vaccines and therapeutics, preparing for the widespread deployment of successful vaccines and investments in critical research and technologies to protect Canadians.

These measures support access to and deployment of vaccines and therapeutics, bio-manufacturing capacity and research on COVID-19, which will benefit all Canadians. Successful vaccine and therapy candidates could provide broad benefits to Canadians, including those directly affected by the virus. While women are more likely to be diagnosed with COVID-19, men have been slightly more likely to be admitted to the intensive care unit after hospitalization and more men have died from COVID-19 worldwide. Seniors and those with compromised immune systems are at greater risk of serious illness. These measures will also indirectly benefit workers in the health sciences, pharmaceutical and research sectors.

GBA+ Summary	145

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth –Senior
Bio-manufacturing Capacity Expansion– National Research Council Royalmount Facility		All Canadians				Seniors, People with Underlying Health Conditions

• $120.7 million over two years, starting in 2020-21, and $20 million per year ongoing thereafter (cash basis), to the National Research Council to support an expansion of its Human Health and Therapeutics bio-manufacturing facility on Royalmount Avenue in Montreal.

This measure is expected to benefit all Canadians. However, in Canada, a strong association has been observed between high COVID-19 rates and low-income groups, conditions of work, racialized Canadians, seniors and people with lower levels of educational attainment. While women are more likely to be diagnosed with COVID-19, men have been slightly more likely to be admitted to the intensive care unit after hospitalization and more men have died from COVID- 19 worldwide. The expansion of the facility is expected to help increase Canada’s vaccine production capacity and mitigate risks related to domestic access and supply. The benefits of a vaccine could particularly benefit groups, such as seniors and those with compromised immune systems who are at greater risk of serious illness.

The indirect beneficiaries will be those working at or with the facility. Employment at the facility will be monitored to support the recruitment and retention of women and racialized Canadians, particularly those with science, technology, engineering and mathematics (STEM) backgrounds where they tend to be underrepresented. For instance, in 2016, 23 per cent of science and technology workers among Canadians aged 25 to 64 were women. The Council has a number of initiatives to help build a more inclusive and diverse workforce, such as a mentorship program for women in STEM fields and frequent employment surveys and human resource data monitoring to help develop evidence-based intervention and improve workplace culture.

Supporting and Sustaining the Public Health Agency of Canada and Health Canada’s Pandemic Operations	All Canadians	Seniors, People with Underlying Health Conditions
• $803 million over two years, starting in 2020-21, to support ongoing pandemic response efforts and prepare for subsequent waves of COVID-19.

While affecting all Canadians, the COVID-19 pandemic has disproportionately affected a number of vulnerable populations. In Canada, 81 per cent of health and social assistance employees are women. Women also predominantly hold caretaking and household responsibilities, putting them at increased risk while caring for ill family members. Among confirmed cases, men, individuals with underlying conditions such as heart disease, chronic respiratory disease, diabetes, or cancer or those who are immunocompromised and older Canadians are dying from COVID-19 at a higher rate.

Innovative Research and Support for New Testing Approaches and Technologies for COVID-19	All Canadians	Lower-income Workers, Rural and Remote Communities

• $565.4 million over three years, starting in 2020-21, to procure COVID-19 testing supplies, support innovative approaches to testing and support research to assess how the virus is circulating in Canada and the impact of various interventions.

146	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Federal procurement of point-of-care and rapid testing devices is expected to benefit all Canadians by supporting provinces and territories in their testing efforts, especially in areas where laboratory capacity may be limited, including in northern, remote and Indigenous communities. Supporting innovative approaches to testing is also expected to benefit all Canadians through more prevalent testing. These measures may be particularly beneficial to low-income Canadians, given their increased likelihood to be employed in occupations with a relatively high risk of exposure to COVID-19, such as minimum wage and service sector jobs. Reduced wait times for test results could help to minimize work disruptions for low-income workers, who are less likely to be able to work remotely. The innovative research initiatives will help to assess where and how the virus is circulating in Canada and evaluate the impact of various interventions.

Overall, more prevalent testing and surveillance for COVID-19 will increase detection of the virus and help to reduce its transmission, thereby improving health outcomes among the general population. Canadians that are particularly vulnerable to COVID-19, such as front-line health care workers, seniors and those with co-morbidities, also stand to benefit.

Canadian Digital Service	All Canadians	Persons with Disabilities, Indigenous Peoples
• $20.5 million over two years, starting in 2020-21, to meet emerging demands for digital services stemming from COVID-19 and other government priorities.

This measure will increase the capacity of the Canadian Digital Service, within the Treasury Board Secretariat, to design and deliver digital services in inclusive and accessible ways to all Canadians, including Indigenous peoples, low-income Canadians and people with disabilities. More inclusive digital services will allow Canadians to receive services and programs they are eligible for, with less time and effort spent navigating government processes.

GST/HST Relief on Face Masks and Face Shields	All Canadians	Seniors, People with Underlying Health Conditions, Health Care Workers
• Expected tax relief of $95 million over two years, starting in 2020-21, would result from removing the Goods and Services Tax/Harmonized Sales Tax (GST/HST) on sales of face masks and face shields.

This measure supports all Canadians, including health care workers, low-income Canadians, and those susceptible to a higher rate of dying from COVID-19. Front-line health care workers are mostly women and one in four are immigrants. Low-income Canadians have an increased likelihood to be employed in occupations with a relatively high risk of exposure to COVID-19. In addition, those most susceptible to dying from COVID-19 among confirmed cases include men, individuals with underlying conditions such as heart disease, chronic respiratory disease, diabetes, or cancer or those who are immunocompromised, and older Canadians.

Extending COVID-19 Support for Homelessness	Canadians Experiencing Homelessness	Indigenous Peoples, Urban Populations

• $236.7 million in 2020-21 (announced in September 2020) and $299.4 million in 2021-22 in emergency funding to Reaching Home Community Entities in order to maintain services to prevent and reduce homelessness and reduce the spread of COVID-19.

Homelessness is a significant issue across Canada that affects a diverse cross-section of the population. Additionally, people experiencing homelessness face significant risks of contracting COVID-19 for a variety of reasons including inability to follow social distancing guidelines, overcrowded shelters and increased likelihood of pre-existing medical conditions. As a result, there is a significant need for communities to take active measures to limit the risk of contracting COVID-19 among people experiencing homelessness, and the staff and volunteers who work with this population. The expansion of funding for federal homelessness programming will enable these communities to develop and implement responses that address local challenges related to the crisis, including for specific populations. Although men make up the majority of the homeless population, populations such as youth, women, trans individuals, people fleeing violence, families, Indigenous peoples, LGBTQ2 people and newcomers all make up segments of the homeless population.

GBA+ Summary	147

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Quarantine Facilities and COVID-19 Border Measures		All Canadians				Lower-income Workers, Racialized Canadians

• $764.8 million over two years, starting in 2020-21, on a cash basis, to strengthen border and travel health measures, including maintaining quarantine facilities for international travellers, as well as to support voluntary isolation sites in municipalities across Canada.

This measure will benefit all Canadians by facilitating the safe and effective quarantining and self-isolation of individuals and reducing the spread of COVID-19 in Canada. Quarantine facilities and isolation sites will be particularly beneficial to individuals and the families of individuals who are unable to safely quarantine or self-isolate at their home, including due to crowded living arrangements. These may include lower income or racialized individuals and their families, who are more likely to live in multigenerational households.

Extension of the Mandatory Isolation Support for Temporary Foreign Workers Program	All Canadians; Canadian Food Producers	Newcomers, Agriculture, Agri-food Companies
• $34.4 million over four years, starting in 2020-21 to extend the existing Mandatory Isolation Support initiative for Temporary Foreign Workers Program through to the end of the 2020-21.

The MISTFWP will directly benefit agricultural producers, fish harvesters and food processors who employ temporary foreign workers and are facing costs to ensure their workers adhere to the mandatory 14-day isolation period. Temporary Foreign Workers (TFWs) who come to Canada stand to indirectly benefit from the MISTFWP as it will help to ensure their employers support their mandatory isolation, covering their wages and any necessary accommodations.

Producers, food processors and fish harvesters are generally men and older, with varied levels of income. In 2019, 69 per cent of employees in primary agriculture and 60 per cent of employees in food processing were men. In 2016, producers earned a median household income of $82,456. Only 9 per cent of these producers were under the age of 35. In 2018, 46 per cent of food processing employees were 45 or older with average hourly earnings of $33.00 for salaried employees and $21.84 per hour for hourly paid employees, which is lower than the overall manufacturing sector’s average hourly earnings of $37.04 and $25.33 per hour for salaried and hourly paid employees, respectively. In 2016, 79 per cent of fish harvesters were men and were mostly 45 to 64 years of age with a median household income of approximately $64,000. The median household income of the total population at the same time was $70,275.

In 2019, 18 per cent of TFWs were women across all skill levels. Of these women, 64 per cent were lower skilled workers, which typically are hired into the agricultural sector. While predominantly men, TFW labourers are generally lower income, have less education and are non-Canadians who are seeking economic opportunities or could also be seeking pathways to permanent residency. TFWs are considered to be a particularly vulnerable subgroup of agricultural labourers due to language barriers and a lack of understanding of their rights and services offered to them upon arrival in Canada.

Canadian Armed Forces Support for the COVID-19 Response	All Canadians	Seniors, Rural and Remote Communities
• $418 million in 2020-21 to support the Government of Canada’s response to the COVID-19 pandemic, including assistance provided to provincial and territorial governments.

This measure is likely to benefit all Canadians, but especially those most affected by the pandemic. This includes seniors who are particularly susceptible to the virus, residents of long-term care facilities that received support from military personnel, residents of provinces more affected by the pandemic and rural and remote areas which have greater direct engagement with the Canadian Armed Forces. A significant share of the cost of this measure relates to the temporary full-time employment of reservists. The indirect benefits of the associated employment opportunities will mostly accrue to men, who represent around 84 per cent of the total number of reservists.

148	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Addressing Labour Shortages in Long- Term and Home Care		Seniors, Persons with Disabilities, Care Workers				Persons with Disabilities, Immigrant Workers
• $38.5 million over two years, starting in 2020-21, for Employment and Social Development Canada to address acute labour shortages in long-term and home care.

The COVID-19 crisis created an urgent need for solutions to supplement the current workforce in long-term care and home care. This measure will support training up to 4,000 personal support worker interns through an accelerated online program combined with 4-month work placements to help address acute labour shortages. The measure aims to reduce the current workload of personal support workers and improve the level of care for seniors and persons with disabilities in long-term care facilities or receiving home care. Recipients of care will mostly be seniors (two thirds of residents of long-term care homes are women), plus some younger people with disabilities. Given that in 2019 women held 81.3 per cent (or 2 million) of jobs in the health care and social assistance industry and immigrants held 26.6 per cent of these jobs, this measure will primarily benefit women and immigrants. Further, according to the 2016 Census, visible minorities were overrepresented as workers in nursing and residential care facilities.

Further Investments in Long-Term Care	Residents in Supportive Care Facilities	Residents, Workers in Supportive Care Facilities

•  $1.01 billion over three years starting in 2020-21, primarily to provide funding to provinces and territories in the coming months for the prevention of COVID-19 infection spread, outbreaks and deaths in supportive care facilities (long-term care and assisted living), benefiting both residents and workers in those facilities.

In the first wave of the pandemic, 82 per cent of all COVID-19 deaths in Canada were in long-term care and seniors residences. A recent increase in the number of new outbreaks in these settings suggests the need for additional measures. Residents in supportive care facilities who will benefit will mostly be seniors, plus some younger individuals with serious disabilities. Women represent over two-thirds of the population of long-term care homes. The supportive care workforce will also benefit through improved infection prevention and control as well as other improvements to their work environment in supportive care facilities. The 2016 Census indicates that both personal support workers and licensed practical nurses are predominantly comprised of women and that more than 30 per cent of them are immigrants; average incomes for personal support workers were $32,305 in 2015, while average incomes of licensed practical nurses were $44,265.

Supporting Distress Centres and the Wellness Together Canada Portal and Supporting Canadians struggling with Substance Use Disorder	All Canadians	People Experiencing Mental Health Issues, People with Problematic Substance Use
• $93 million for mental health to bolster distress centres and extend the Wellness Together Canada portal and $66 million to support Canadians struggling with problematic substance use.

All Canadians, including vulnerable populations, like Canadians struggling with substance use, stand to benefit from this measure. Public health restrictions, like physical distancing, health concerns and anxiety, and economic uncertainty resulting from the COVID-19 pandemic are affecting the mental health and well-being of many Canadians. Approximately half of Canadians report that their mental health has worsened since physical distancing to protect against COVID-19 began, reporting an increase in stress, anxiety, depression and loneliness. These impacts are particularly significant for youth and LGBTQ2 individuals, as well as recent immigrants and racialized populations. Additional mental health support has been provided to children and youth,

GBA+ Summary	149

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

including those living in rural communities, through the Kids Help Phone. During the COVID-19 pandemic, there have been significant increases in opioid-related deaths and harms. For example, in March to September, British Columbia paramedics reported nearly 7,500 overdose calls in summer, the highest ever in a three-month stretch. In Ontario, over the first 15 weeks of the pandemic, there were 695 opioid-related deaths, a 38 per cent increase over the previous 15 weeks. Between April and June there were 302 opioid-related deaths in Alberta, up from 2018’s previously recorded three-month high of 211 deaths.

Further Support for the Canadian Red Cross’ Response to COVID-19	All Canadians	Low-income Residents and Indigenous Peoples
• An additional $35 million for a total of up to $135 million in 2020-21 to help the Canadian Red Cross meet increased demand due to COVID-19 and to support future flood and wildfire efforts.

While this investment is expected to benefit all Canadians, early data show that COVID-19 poses an increased health risk to some populations, including seniors and those who have a compromised immune system or an underlying medical condition. The Canadian Red Cross will continue to offer a range of services to help these populations, including support for quarantine and isolation sites, delivery of food and care to individuals who are self-isolating as well as deployment of health specialists and health supplies and equipment, including a mobile field hospital. Seniors are particularly vulnerable to the impacts of COVID-19 as they are likely to experience challenges getting essentials and connecting with others while isolating, and directly benefit from increased support from the Canadian Red Cross. A 2007 report from the Canadian Red Cross identified 10 populations in Canada that are at the highest risk of experiencing some degree of loss, such as injury, death and damages, following a hazardous event. These populations include seniors, low-income residents and Indigenous peoples.

Civilian Humanitarian Workforce	All Canadians	People with Underlying Health Conditions, Racialized Canadians

•  $150 million over two years, starting in 2021-22, to support the Canadian Red Cross and other non-governmental organizations in enhancing and maintaining a humanitarian workforce to provide surge capacity in response to COVID-19 and other large-scale emergencies.

While a humanitarian workforce benefits all Canadians, some Canadians are more at risk of COVID-19 infection and mortality due to their social, health, economic and occupational circumstances, including seniors, people with underlying health conditions, racialized Canadians and women. These groups may have a higher need for surge support and the humanitarian workforce will be able to tailor their approach to each community’s particular needs. The humanitarian workforce will have diverse personnel and strive to be representative of the population it serves.

Improving Ventilation in Public Buildings	All Canadians	Healthcare Workers, Seniors, People with Underlying Health Conditions
• $150 million over three years, starting in 2020-21, to improve ventilation in public buildings to help reduce the spread of COVID-19.

This measure will benefit Canadians that are more likely to work in or visit public buildings. As the measure is intended to help reduce the spread of COVID-19, it will particularly benefit Canadians who are vulnerable to COVID-19, such as front-line healthcare workers, seniors and those with medical conditions. This measure will also indirectly benefit the construction industry, whose workforce is predominantly men.

150	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Further Enhancing Public Health Measures in Indigenous Communities		Indigenous Peoples				Indigenous Peoples, People with Underlying Health Conditions, Rural and Remote Communities
• $631.6 million over two years, starting in 2020-21, to support the ongoing public health response to COVID-19 in Indigenous communities.

While COVID-19 affects everyone, a number of factors increase the likelihood and severity of outbreaks in certain communities, like Indigenous communities. These include crowded housing, lack of infrastructure, unsafe drinking water, complex health conditions like tuberculosis and inequities in health care services.

This investment will support Indigenous communities, with particular benefits for seniors and individuals with existing medical conditions who are at higher risk for developing severe and possibly fatal complications from COVID-19. The measure helps prevent and contain the spread of COVID-19 in Indigenous communities, with a particular focus on communities that are remote and isolated and that have limited direct access to provincial and territorial health systems.

Indigenous Mental Wellness Support	Indigenous Peoples	Indigenous Youth
• $82.5 million in 2020-21 to provide surge capacity to address mental wellness needs in Indigenous communities related to COVID-19 pressures.

First Nations, Inuit and Métis experience significantly poorer mental health compared to other populations in Canada. This measure supports the adaptation of mental wellness services to operate more safely during the COVID-19 pandemic, and strengthens the workforce to ensure adequate human resources are available to respond to mental wellness needs in Indigenous communities. Although all age groups may benefit, research suggests that intergenerational trauma continues to affect youth, as youth and young adults have higher rates of suicide.

Supportive Care in Indigenous Communities	Indigenous Seniors and Persons with Disabilities	Indigenous Peoples Rural and Remote Populations
• $186.8 million over two years, starting in 2020-21, to address needs and gaps in supportive care facilities in the context of COVID-19 and provide additional home care in Indigenous communities.

This investment will support Indigenous people who live in supportive care facilities or receive home care in Indigenous communities, including seniors, people with disabilities and their caregivers. According to the First Nations Regional Health Survey, among First Nations adults, 46.5 per cent of women report having two or more chronic health conditions compared to 36.4 per cent of men, which may indicate that Indigenous women are at higher risk of needing long-term medical and personal care. According to the 2016 Census, women also make up the vast majority of care and personal support workers and 92.7 per cent of Indigenous Registered Nurses are women.

Additional Support for the International Response to COVID-19	All Canadians	People in Other Countries

•  Provide $400 million in additional resources since the Economic and Fiscal Snapshot 2020 to support the recovery and resilience of developing countries and address short-term humanitarian and development needs caused by the pandemic and other crises.

This measure will provide targeted assistance to address the immediate humanitarian and development needs caused by the pandemic in vulnerable countries. Targeted groups include women and girls, people with disabilities, migrants, refugees, internally displaced persons, Indigenous peoples, seniors and low-income persons. Canadians will also benefit indirectly through reduced risks from the disease, both at home and abroad.

This measure will be delivered under Canada’s Feminist International Assistance Policy and will support the achievement of the United Nations’ 2030 Agenda for Sustainable Development.

GBA+ Summary	151

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Chapter 2: Supporting Canadians through the Pandemic
Canada Emergency Wage Subsidy		Workers and Employers Affected by COVID-19				Employees of Eligible Employers, Business Owners and Other Employers
• $83.54 billion until the end of Period 13 (on March 13, 2021) in 2020-21 to provide a wage subsidy to eligible employers.

As of October 25, 2020 (data from periods 1 to 7), small-sized employers (25 or fewer employees) represented the largest share of approved applications, while medium-sized employers (26-250 employees) accounted for the largest number of employees supported. By industry, current applicant data show that the largest number of employers receiving support to date were in accommodation and food services, followed closely by professional, scientific and technical services. The largest numbers of employees covered were in manufacturing, followed by accommodation and food services. Although no data are available on the gender composition of the employees receiving the wage subsidy, based on the analysis of the current applicant data, men may be slightly more likely to be covered by the subsidy than women. This is, however, only suggestive and a more detailed analysis will be required once 2020 income tax data are available. Additionally, Indigenous government-owned businesses are expected to benefit from the subsidy.

In addition to benefitting workers, shareholders or owners of eligible businesses may also benefit from the measure, since the subsidy could help reduce expenses at a time of reduced business activity. Individuals benefitting from non-profit organizations and charities may also benefit from this measure.

Enhancements to Employment Insurance	El Eligible Workers	Youth, Lower-income Workers
• Up to $10.2 billion over three years, starting in 2020-21, to introduce temporary changes to the Employment Insurance (EI) program to make it more simple, flexible and generous.

Changes to the EI system are expected to benefit all Canadians, but particularly low-wage workers and youth as both groups were hardest hit by job losses and employment has been slow to recover for low-wage employees and youth. Specifically, the measure will support these workers by helping them qualify for EI. The benefit floor of $500/week will also result in a higher effective replacement rate than under normal EI rules. These measures are also expected to benefit women who are overrepresented in lower-paying jobs, more vulnerable to work stoppages, more likely to work in part-time or temporary jobs and more likely to receive parental benefits.

Canada Recovery Sickness Benefit	Canadians with Greater Exposure and Health Risks to COVID-19	People with Underlying Health Conditions

•  Up to $4.96 billion over two years, starting in 2020-21, to provide income support to workers who are unable to work for at least 50 per cent of the week because they are sick or must self-isolate for reasons related to COVID-19.

The measure is expected to benefit those affected by the pandemic, particularly women as well as racialized and lower-income people living in cities across Canada. Women, especially racialized women, tend to be overrepresented in low-paying jobs, with less access to employer-provided paid sick leave. In addition, this benefit will support those with underlying health conditions who are more susceptible to the virus. The flexibility of the eligibility rules will also facilitate access to self-employed individuals, including vulnerable workers such as women, persons with disabilities and recent immigrants.

152	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Canada Recovery Benefit		Workers				Workers

•  Up to $9.7 billion over two years, starting in 2020-21, to provide income support to non-EI-eligible workers who have ceased working or workers experiencing a reduction in income of at least 50 per cent.

The Canada Recovery Benefit primarily targets workers who are not eligible for EI benefits and who are unable to return to work. The hours-based eligibility structure of EI means that unemployed men are more likely to be EI eligible than unemployed women, as a higher proportion of women work in part-time or temporary jobs. As a result, women may benefit more from the Canada Recovery Benefit. As the benefit does not vary in amount and is not proportional to normal weekly earnings prior to the pandemic, lower-income individuals are likely to benefit more as a greater proportion of their income is replaced by the benefit. The flexibility of the eligibility rules will also facilitate access to self-employed individuals, which tend to be lower-income workers in precarious employment such as those working in the gig economy.

Canada Recovery Caregiving Benefit	All Canadians	Caregivers

•  Up to $9.4 billion over two years, starting in 2020-21, to provide income support to workers unable to work for at least 50 per cent of the week because they must care for a child under the age of 12 or family member who requires supervised care for reasons related to COVID-19.

The Canada Recovery Caregiving Benefit is likely to benefit workers and parents, particularly women and their children, dependants or family members. Women tend to shoulder the majority of caregiving responsibilities in Canada and make up the vast majority of EI parental, family caregiving and compassionate care benefit claimants. The flexibility of the eligibility rules will also facilitate access to self-employed individuals, including vulnerable workers such as women, persons with disabilities and recent immigrants.

Canada Emergency Rent Subsidy and Lockdown Support	Businesses and Other Organizations Affected by COVID-19	Tenants, Business Owners, Charities and Non-profits
• $4.36 billion in 2020-21 for the Canada Emergency Rent Subsidy and the Lockdown Support to provide rent- and mortgage-related support to businesses and other organizations until March 13, 2021.

The Canada Emergency Rent Subsidy is designed to benefit eligible employers, which include businesses, non-profit organizations and registered charities. This measure is intended to directly benefit business owners by subsidizing eligible rent- or mortgage-related costs. Shareholders or owners of eligible businesses are thus expected to directly benefit from the measure. Aggregate data on the overall shareholder population from 2017 indicate that men received 60 per cent of the value of dividends and that while taxpayers in the top income tax bracket make up only 1 per cent of all filers, they receive about 39 per cent of the value of dividends. Men and high-income individuals are expected to benefit somewhat more.

Employees of eligible businesses may also benefit indirectly from this measure, as well as individuals benefitting from non-profit organizations and charities. This measure shares some eligibility criteria with the Canada Emergency Wage Subsidy, and based on data for the latter, it is expected that employers in accommodation, food services, professional, scientific and technical services will be among those that benefit from the subsidy. In these industries, men are not significantly more numerous (as of 2019 they represent about 44 per cent of employees in accommodation and food services and 58 per cent of employees in professional, scientific and technical services).

Additionally, Indigenous government-owned businesses are expected to benefit from the subsidy.

GBA+ Summary	153

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Canada Emergency Business Account		Canadian Businesses				Small Businesses and Not-for-profits, Including Charities and Religious Organizations

•  The Canada Emergency Business Account provides support to small businesses across all regions and sectors of the economy, including not-for-profit organizations. This measure provides up to $40,000 in interest-free loans to businesses to support their non-deferrable costs during the COVID-19 pandemic. Repaying the balance of the loan by December 31, 2022, will result in loan forgiveness of 25 per cent (up to $10,000). The program was launched on April 9, 2020 and will accept applications until March 31, 2021.

The Canada Emergency Business Account is designed to help businesses facing liquidity shortages due to the COVID-19 pandemic. Older men and those living in urban settings represent the largest population of those who will likely benefit from the program, given that they represent the largest demographic group of small and medium-sized business owners. The eligibility criteria for the CEBA program are industry neutral and therefore program take-up should reflect the current demographics of small business owners. The program is available at more than 200 financial institutions across Canada, which helps mitigate disparities among any particular group. In September/October 2020, 54 per cent of businesses had applied for and received the CEBA. Businesses majority-owned by Indigenous persons (56 per cent), immigrants (61 per cent), members of the LGBTQ2 communities (57 per cent) and visible minorities (61 per cent) were more likely to report applying for and receiving CEBA, while businesses majority-owned by women (50 per cent) and persons with a disability (49 per cent) were less likely to report applying for and receiving the CEBA. This result may reflect differences in the average size of these firms.

Highly Affected Sectors Credit Availability Program	Canadian Businesses	Vulnerable Small and Medium-sized Businesses

•  Introduce the Highly Affected Sectors Credit Availability Program to help bridge vulnerable businesses to the other side of the pandemic. The government will work with financial institutions in the near term to create a new program for the hardest hit businesses, including those in sectors like tourism and hospitality, hotels, arts and entertainment.

New support through the Highly Affected Sectors Credit Availability Program will have a positive impact across the business sector and workforce, with some degree of focus toward businesses and industries most vulnerable to current economic volatility, such as tourism and hospitality-based industries. As such, this measure will benefit men more, as only 16 per cent of Canadian small and medium-sized enterprises (SMEs) are majority women owned and 21 per cent are owned equally by men and women. Roughly one quarter of SMEs that are majority owned by Indigenous people and visible minorities are also majority owned by women, compared with 16 percent of all SMEs. Certain hard-hit sectors, such as tourism, are more broadly gender-balanced, with 30 per cent of businesses in the tourism sector being women-owned, and may be impacted differently from other sectors. Employment in the tourism sector has also been broadly gender-balanced, with women occupying 51 per cent of jobs, and the accommodations industry employing a greater share of women at 60 per cent.

Regional Relief and Recovery Fund	Small and Medium-sized Businesses	Indigenous-owned Businesses, Rural Businesses

•  $600 million in 2020-21 for the Regional Relief and Recovery Fund to better ensure small and medium-sized businesses unable to access other COVID-19 support measures can access financial assistance. This fund is delivered through Regional Development Agencies and the Community Futures Network of Canada.

    $500 million over two years for the Regional Relief and Recovery Fund to continue supporting small businesses unable to access other federal COVID-19 assistance measures, including newly announced Canada Emergency Business Account loan limit increases.

154	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
$3 million in 2020-21 for the Canadian Northern Economic Development Agency to advance foundational economic development projects.

Use of the Regional Relief and Recovery Fund has been relatively high among rural, women-owned and Indigenous-owned businesses that have been unable to access financing elsewhere. An estimated 16 per cent of small and medium-sized enterprises (SMEs) in Canada are majority owned by women. Of the businesses that have sought support under the Regional Relief and Recovery Fund, 29.8 per cent have been women-owned or operated. Majority Indigenous-owned businesses make up 1.4 per cent of Canada’s SMEs and 4.1 per cent of the SMEs seeking support through the Regional Relief and Recovery Fund. Similarly, 19.3 per cent of Canada’s SMEs are rural based, while 44.5 per cent of the SMEs seeking support under the Regional Relief and Recovery Fund were from rural areas.

Supporting Workers in the Live Events and Arts Sectors	The Live Events and Arts Sectors	Artists and Live Events Workers

•  $181.5 million in 2021-22 to support the planning and presentation of COVID-19-safe events and arts presentations – including both live and digital – and to provide work opportunities in these sectors.

Supporting the live events and arts sectors is expected to benefit a broad diversity of artists and freelance cultural workers, such as performing artists and live event workers, including those from Indigenous, deaf and disability and official language minority communities. This new funding will aim to support arts and culture workers and projects across the country. The arts and live events sector is roughly gender-balanced and has a high proportion of low-income earners. The median individual income of Canadian artists is $24,300, or 44 per cent less than all Canadian workers.

Supporting Canada’s Broadcasting System	All Canadians, Broadcasters	Local Private Broadcasters (e.g., Television and Radio)
• Up to $50 million in 2020-21 to provide additional COVID-19 relief to broadcasters by supporting the waiving of Part II licence fees in 2020-21 for Canadian television and radio stations.

Waiving Part II license fees will provide general financial relief to the broadcasting industry and help to maintain the broadcasting of news and entertainment that will benefit all Canadians, as well as employees of broadcasters, particularly local television and radio stations. While certain positions within the broadcasting industry are roughly gender-balanced, others are not, for example 81 per cent of broadcast technicians were men in 2016. Therefore slightly more men may indirectly benefit from this measure.

Support for the Audiovisual Industry	Film and Television Production Firms	Film and Television Production Workers

•  Up to $50 million in 2020-21 for a temporary initiative to compensate for the lack of insurance coverage for COVID-19-related filming interruptions and production shutdowns in Canada’s audiovisual sector.

This measure primarily benefits the Canadian audiovisual production industry (e.g. film and television production), particularly its smaller firms that may be more reliant on interim financing than larger, more well-established firms. As a result, workers in this sector may benefit from increased support to their employers. While women are generally underrepresented in creative roles on film and television productions (e.g. writers, cinematographers, directors), they are overrepresented in other production roles, including costume designers, hair and makeup specialists, script supervisors, accountants and communications specialists.

GBA+ Summary	155

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Air Sector		Businesses in the Air Sector				Remote Communities, Employees in the Air Sector
• Up to $206 million over two years, starting in 2020-21, to the Regional Development Agencies for a new Regional Air Transportation Initiative;

•   $186 million over two years, starting in 2021-22, for the Airports Capital Assistance Program to support small and regional airports in making critical investments in health and safety infrastructure;

• $500 million over six years, starting in 2020-21, to establish a new transfer payment program to support large airports in making critical investments in safety, security and transit infrastructure;
• $229 million in rent relief to 21 airport authorities, with comparable treatment for Ports Toronto, which operates Billy Bishop Toronto City Airport; and
• $65 million in 2021-22 in financial support to airport authorities to manage the financial implications of reduced air travel.

This support will benefit: people who rely on the air sector for travel, who tend to be higher-income; people who rely on the air sector for goods, who tend to be Indigenous people in remote communities; and, people who rely on the air sector for employment, who, for the, majority tend to be men.

Canadian air passengers tend to be middle-to higher-income, and skew slightly towards men. There is great variance in jobs and income of those employed in the air sector with salaries ranging considerably. Census data from 2016 indicate that the majority of air transport workers are men (58 per cent), with men dominating the most lucrative employment streams, such as pilots (93 per cent). For rural and remote areas in particular, the supply chain and connectivity associated with the air sector is critical to community economic activity and all population groups.

Strategic Innovation Fund	Innovative Companies	Workers in STEM Fields

•  $250 million over 5 years, starting in 2021-22 (cash basis), for the Strategic Innovation Fund to help support large-scale transformative projects led by innovative firms and industries across the Canadian economy.

Funding provided through the Strategic Innovation Fund is open to all sectors of the economy and all regions of Canada and is not targeted at any specific sub-group of Canadians. Given the nature of some of the projects supported by the program, there could be a higher proportion of direct benefits that accrue to workers in highly innovative sectors of the economy or in science, technology, engineering and mathematics (STEM) fields. This could result in slightly greater direct benefits for men and higher income individuals given the traditional demographics of these sectors. For instance, in 2016, 23 per cent of Canadian science and technology workers, aged 25 to 64, were women. Statistics Canada’s 2016 census data indicates that the average employment income of STEM workers was approximately $20,000 higher than that of the average non-STEM worker.

To help achieve broader based benefits, the Strategic Innovation Fund’s project assessment framework considers not only the economic and innovation value of a particular project, but also any public benefit that may accrue, including the degree to which a project proposal includes gender sensitive initiatives, has considered Indigenous impacts and opportunities and has inclusive plans to encourage diversity in the work place.

Canada Emergency Response Benefit 4-week Extension	All Canadians	Immigrants, Visible Minorities, Self- employed Workers

•   $8 billion in 2020-21 to extend the Canada Emergency Response Benefit by an additional four weeks, providing a new maximum of up to 28 weeks of benefits to Canadians whose employment situation was affected by COVID-19.

The Canada Emergency Response Benefit (CERB) provided direct income support to Canadians who stopped working or whose work hours were reduced due to COVID-19. This support measure was available to Canadian workers who were eligible for EI, as well as many of those not eligible for EI. The CERB was expected to be accessed by a broad cross-section of Canadians over the course of the COVID-19 response. Impacts and take-up rates to date discussed here are taken from Statistics Canada’s September 2020 Labour Force Survey.

156	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

While men accounted for a slightly larger share of CERB claimants for the first 24 weeks of the program, in September women accounted for 54.8 per cent of the beneficiaries while men accounted for 45.2 per cent. Youth have also had higher application rates for the CERB relative to other age groups, reflecting greater employment impacts. Similarly, immigrants (13 per cent) had higher beneficiary rates than those born in Canada (8 per cent) and visible minorities (14 per cent) had higher beneficiary rates than those who are not visible minorities (8 per cent). The significant impact of the crisis on employment in the accommodation and food services industry resulted in the highest application rate for the CERB, with 25.7 per cent of those employed in the industry still applying for the CERB in September. The rebound in self-employment has been slower than for employees. As a result, 19.2 per cent of self-employed workers applied for the CERB in September, compared to only 8.2 per cent of private sector and 7.8 per cent of public sector employees.

Support for Main Street Businesses	Small and Medium-sized Businesses	Small and Medium- sized Businesses

•  $46.5 million over two years to support main street businesses. Funding supports shop local initiatives as well as the Canada United Small Business Relief Fund, which provides grants that help keep their business open while ensuring their customers are safe.

The direct benefits of this measure are likely to accrue more to men than women. As of 2017, 63 per cent of small and medium-sized businesses are majority-owned by men and 16 per cent are majority-owned by women, 12 per cent of these businesses were majority visible minority-owned, and 1.4 per cent were majority Indigenous-owned. Priority applicants for grant funding consideration under the Canada United initiative will include businesses owned by Indigenous people, women, racialized Canadians, LGBTQ2 people and persons with disabilities. Support will be available across the country, through funding to provincial and territorial chambers of commerce to collaborate with key stakeholders in their communities to develop or enhance awareness building campaigns that promote local businesses.

Veterans Emergency Fund	Veterans	Families of Veterans
• $600,000 in 2020-21 for the Veterans Emergency Fund to provide financial support to veterans.

The Veterans Emergency Fund provides temporary assistance to veterans and their families who are facing a financial crisis or an emergency that threatens their health and well-being. As the veteran population is predominately men, more men submit applications for support than women. However, the proportion of men and women applicants is proportionate to the overall Canadian veteran population. Family members, including children, are expected to benefit from the assistance provided through the Veterans Emergency Fund.

Support for Veterans’ Organizations	Veterans	Families of Veterans
• Funding of $20 million in 2020-21 for Veterans Affairs Canada to create a temporary Veterans Organizations Emergency Support Fund.

This initiative is expected to primarily benefit veterans and their immediate families. Veterans are more likely than the Canadian general population to suffer from a range of health problems, including mental health issues. Because the members of the Canadian Armed Forces are primarily men, the direct beneficiaries of organizations supported by the Fund are predominantly men. Spouses and partners of Canada’s veterans, who are mostly women, could also benefit indirectly from the initiative. By tackling issues facing veterans (e.g. more vulnerable to being homeless, mental health conditions and challenges with transition from military to civilian life), their spouses’ and partners’ well-being will also be affected in a positive way, especially if they are their main caregivers.

GBA+ Summary	157

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Additional Support for Food Banks and Local Food Organizations		Canadians Experiencing Food Insecurity				People with Disabilities, Single Parents, Racialized Canadians, Indigenous People
• An additional $100 million in 2020-21 to support food banks and other hunger relief and service organizations to help address food insecurity.

According to the Canadian Community Health Survey, approximately 1 in 8 Canadians experience food insecurity regularly, with instances occurring disproportionately among single-parent households, of which the majority are women-led, Indigenous households, racialized households, and individuals with disabilities. In a typical month in 2019, more than 1 million vulnerable Canadians visited food banks. The 2019 Hunger Count Report from Food Banks Canada also notes that children represent 34.1 per cent of food bank users, despite accounting for only 19.1 per cent of the general population, and that food bank use among those over the age of 65 has seen the fastest rise in recent years. As a result of the COVID-19 pandemic, hunger relief organizations in some cities have reported an increase in demand of up to 50 per cent, with much of the increase attributable to first-time users.

Addressing Gender-based Violence During COVID-19	Survivors of Domestic Violence	Indigenous Peoples, LGBTQ2 People, Newcomers, Children
• $100 million in 2020-21 to fund surge capacity and associated services to combat gender-based violence in women’s shelters, sexual assault centres and women’s organizations.

Evidence shows that disaster and crisis situations – such as the COVID-19 pandemic – can lead to a rise in gender-based violence. While it can be difficult to collect data due to underreporting, the United Nations estimates that domestic violence cases have increased globally by about 30 per cent since the start of the pandemic. To make sure that women, gender-diverse people, LGBTQ2 people and children have access to the critical supports and protections they need, the government is providing additional support for women’s shelters, sexual assault centres and organizations that provide support and services to those experiencing gender-based violence, as well as Indigenous women’s gender-based violence services operating off-reserve.

158	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Chapter 3 – Building Back Better: A Plan to Conquer the COVID-19 Recession
Investments in Workforce Development Agreements with Provinces and Territories		Workers, Unemployed Canadians				Unemployed, Workers in Hard-hit Sectors
• $1.5 billion in 2020-21 in additional funding for the Workforce Development Agreements (WDA) with provinces and territories to offer Canadians the skills training and employment supports they need.

These new incremental funds are intended to help Canadians looking to re-enter the workforce, particularly workers and employers in hard-hit sectors and groups disadvantaged as a result of the pandemic. This funding will allow workers who are not eligible for EI, often women, to access training. The WDAs also include specific funding targeted for persons with disabilities, and can also be used to provide supports to members of underrepresented groups such as Indigenous peoples, youth, older workers and newcomers to Canada.

Anonymized socioeconomic data – such as age, gender identity, disabilities, Indigenous identity and immigration status – on persons assisted through the Workforce Development Agreements in 2020-21 will be reported through ongoing agreement data collection and reporting processes.

Training Supports for Vulnerable Populations	Women and Other Underrepresented Groups	Indigenous Peoples, Persons with Disabilities, and Recent Newcomers

•  $274.2 million over two years, starting in 2021-22, to bolster training supports for populations hardest hit by the pandemic, including racialized women, Indigenous peoples, persons with disabilities and recent newcomers to Canada.

These measures will benefit women, new Canadians, Indigenous peoples and persons with disabilities through the provision of enhanced training and skills development supports. Specifically, these measures will provide targeted training and employment supports to marginalized women who face labour market challenges due to race, disability, sexual orientation or other extended detachment from the labour force. Indigenous people are expected to benefit from enhancements to Indigenous labour market programming, and the measures will also ensure improved employment, job quality and career advancement for persons with disabilities, facilitating workplaces that are more accessible and inclusive. The measures will also benefit recent newcomers to Canada by scaling up and expanding existing supports for labour market integration.

An Action Plan for Women in the Economy	Women, All Canadians	Racialized Women

•  $850,000 over two years, starting in 2020-21, to introduce an Action Plan for Women in the Economy to help more women get back into the workforce and to ensure a feminist, intersectional response to this pandemic and recovery.

Women have been affected disproportionately by the COVID- 19 crisis in the labour market. The nature of the COVID- 19 shock and the restrictions imposed have led to more severe job impacts in service sectors, which employ large numbers of women, as well as disruptions to the availability of child care, creating further barriers to women’s labour force participation. Job gains in recent months have served to equalize the employment losses among men and women. That said, women continue to face specific challenges as a result of the pandemic. For example, mothers with very young children have seen a slower recovery in employment compared to fathers, highlighting the disproportionate burden on women as caregivers. According to a national poll by Oxfam Canada conducted in June 2020, 71 per cent of women surveyed reported feeling more anxious, depressed, isolated, overworked, or ill because of having to shoulder even more unpaid care work as a result of the COVID-19 crisis. Indigenous and Black Canadians reported greater challenges due to increased house and care work caused by COVID-19 than their white peers. Indigenous respondents were three times as likely as white respondents to say they have had to give up looking for paid work as a result of increased care responsibilities. This measure will benefit all Canadians by ensuring that the government’s stimulus and recovery plan is feminist, intersectional and targets specific needs and challenges to re-gaining full employment.

GBA+ Summary	159

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Towards a Canada- wide Early Learning and Child Care System		Parents of Pre- school and School-aged Kids				Children and Parents, Early Childhood Educators

•  $1.5 billion over eight years, starting in 2021-22, with $889.3 million per year ongoing for key early investments to lay the groundwork for a Canada-wide early learning and child care system, in partnership with provinces, territories and Indigenous Peoples.

The provision of child care services could help more women enter and remain in the labour force – particularly mothers of young children. Due to cultural expectations and norms, child care responsibilities disproportionately fall to women and can constrain women’s professional and educational choices. Research shows that child care availability and cost strongly affect mothers’ decisions to enter or stay in the labour market or in school, and there is evidence that this has been more acute during the pandemic. The experience of Quebec, which significantly expanded its child care system beginning in the late 1990s, shows the impact of these kinds of investments on the labour market. By 2019, maternal labour force participation rates were 5 to 9 percentage points higher than in the rest of Canada. In addition to helping women and families, increased maternal labour force participation is good for economic growth and increased GDP per capita.

High-quality child care also benefits children by playing an important role in improving children’s cognitive abilities and socio-emotional development, increasing school readiness and educational attainment, reducing poverty and improving social mobility. Indigenous partners will be engaged in the development of new investments in child care for First Nations, Inuit and Métis children that is culturally appropriate and meets the unique needs of Indigenous children and families.

This measure is providing substantial new support for the recruitment and retention of early childhood educators, who will form a critical part of an expanded Canadian early learning and child care system that provides high-quality care to children. Support for child care sectors – with businesses that tend to be women-owned and a workforce of early childhood educators which is around 96 per cent women – could make a meaningful impact on the economic equality of women post-COVID-19.

Immediate Support for Families with Children	Families with Children Under Six

• Payment totaling $1,200 per child under age 6 to families entitled to the Canada Child Benefit (CCB) with incomes at or below $120,000 and $600 per child under 6 to CCB-entitled families with incomes above $120,000.

This measure will provide temporary support totaling $1,200 per child under age 6 to CCB-entitled families with incomes at or below $120,000 and $600 per child under 6 to CCB-entitled families with incomes above $120,000, to be delivered as four tax-free payments of $300/$150, with the first payment being made shortly after the enabling legislation is passed and subsequent payments in the months of April, July and October 2021.

The payment will be provided to about 1.6 million families, particularly low-and middle-income families with children under age 6. It is estimated that approximately one-quarter of the payment will be provided to families with net incomes under $30,000.

This measure is expected to benefit children and their parents in providing for the costs of raising children. Single parents entitled to the CCB will receive a larger average benefit from this measure than couples because almost all of them have net income below $120,000, qualifying them for the maximum temporary support of $1,200 per child under age 6. Single parents will receive approximately $1,500 on average from this measure in 2021. This assistance will be particularly helpful for low-income families with young children, including those living in poverty. Since the CCB is paid to the female parent (where only one is present in the household) in the vast majority of cases, the new payment will be provided to the same recipient in the family as the CCB and thus will directly benefit women, particularly those aged 30-49. When taking into account that the additional support is intended for the benefit of the children, the overall gender impacts of the measure are expected to be more even.

Enhancing Canada Summer Jobs Funding	Young Canadians	Students

•  $447.5 million in 2021-22, to help continue and increase job placements through the Canada Summer Jobs program, in addition to a one-year continuation of the program flexibilities introduced in 2020-21.

160	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

This measure will benefit Canadians aged 15 to 30 years by supporting up to 120,000 job placements through Canada Summer Jobs in 2021-22. Specifically, this measure will support an increase of 40,000 new job placements in 2021-22 (from 80,000 in 2020-21 to 120,000 in 2021-22). The pandemic has disproportionately affected youth, particularly those facing barriers to employment, such as Indigenous youth and youth with disabilities. The measure will benefit youth by providing quality paid work experience placements, improving access to the labour market for those who face unique barriers and providing opportunities to develop and improve skills. This measure is expected to help young women build resiliency and connections to the labour market as Canada Summer Jobs has traditionally served almost twice as many young women as young men. The program’s wide eligibility criteria, which were broadened in 2019 to reach all youth aged 15 to 30 rather than only students, will also enable increased access for youth facing barriers to employment.

Youth Employment and Skills Strategy	Young Canadians	Underrepresented Youth
• $575 million over two years, starting in 2021-22, to help continue and increase job placements through the Youth Employment and Skills Strategy.

This measure will benefit Canadians aged 15 to 30 by supporting up to 45,300 job placements – an increase of approximately 17,500 job placements – through the Youth Employment and Skills Strategy. The pandemic has disproportionately affected youth, particularly those facing barriers to employment, such as Indigenous youth, racialized youth and youth with disabilities. This measure is expected to benefit youth by increasing the number of available work placements and providing youth with the skills and real-life work experience needed to succeed in the workforce. The creation of new work placements is expected to support underrepresented youth, including racialized and Indigenous youth.

Eliminating Interest on Canada Student Loans	Students and Youth
• Provide $329.4 million in relief to recent graduates by eliminating interest on repayment of the federal portion of the Canada Student Loans and Canada Apprentice Loans for 2021-2022

The Canada Student Loans Program (CSLP) targets support to students from low- and middle-income families, who tend to graduate with higher overall debt levels. The one-year removal of interest charges on Canada Student Loans and Canada Apprentice Loans will primarily affect recent graduates from these backgrounds. In particular, 74 per cent of borrowers with outstanding loans are under the age of 35, and individuals under age 35 make up 75 per cent of users under the program’s Repayment Assistance Plan (RAP), which provides financial relief to those having difficulty making payments. Women make up 61 per cent of the CSLP borrowers. The temporary removal of interest charges is also expected to benefit recent graduates with disabilities: in 2017-18, 37 per cent of borrowers with disabilities were RAP users. This is in contrast to the program-wide rate of RAP use at 29 per cent.

Universal Broadband Fund: Acceleration and Top-Up	Rural and Remote Communities	Indigenous Peoples

• The government will accelerate the delivery of the $1 billion announced in Budget 2019 for the Universal Broadband Fund (UBF) and will allocate an additional $750 million over five years to the UBF to support large-scale broadband projects in rural and remote communities.

High-speed Internet will provide benefits to Canadians living in rural and remote communities. Only 41 per cent of households in rural areas have access to internet speeds of 50/10 megabits per second (Mbps) compared to nearly 100 per cent of households in large urban areas. Similarly, Indigenous communities located in remote areas can expect to benefit from faster speeds and improved access to online services related to health, public safety and government services in addition to other benefits and opportunities from faster and more reliable internet access.

GBA+ Summary	161

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth –Senior
Compensation for Supply-managed Dairy, Poultry and Egg Farmers		Dairy, Poultry and Egg Farmers

• $2.1 billion to deliver on the government’s commitment to provide full and fair compensation to supply-managed farmers in relation to the Canada-European Union Comprehensive Economic and Trade Agreement (CETA) and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP)

This compensation will benefit dairy, poultry and egg farmers according to their ownership or production quota. Farming is generally an industry dominated by men, with 60 percent of all farms having men-only operators, 7 per cent having women-only operators, and 33 per cent being operated by both men and women. For dairy and poultry farms, 55 per cent and 50 per cent respectively are men-only operated, 2 per cent and 10 per cent respectively are women-only operated, while 43 per cent and 40 per cent respectively are operated by both men and women (this data may not fully indicate the extent of women’s participation on farms, as it does not account for family members who work on farm but are not designated as the farm operator). Supply-managed farms are primarily located in British Columbia, Ontario, and Quebec.

Dairy, poultry and egg farmers maintain above-average annual net operating incomes within the farming sector at $144,747 (2018 - dairy) and $209,438 (2018 - poultry and egg), compared to the 2018 sector average of $77,883. While average net operating income is higher for dairy, poultry and egg farms, compared to agriculture as a whole, this does not represent all dairy, poultry and egg operations, as profitability varies across farm sizes and regions. Dairy farm families and poultry and egg farm families have average family incomes ($183,036 and $244,143 respectively) that are also higher than the farm family income average for the whole agriculture sector of $166,682.

Additionally, some research shows that the supply-management system results in elevated consumer prices for products such as milk, poultry, and eggs, which disproportionately and negatively impacts low-income Canadians who must spend a higher proportion of their income on basic necessities such as milk, poultry, and eggs.

Black Entrepreneurship Program	Black Entrepreneurs	Black Canadians

• Up to $92.9 million over four years, starting in 2020-21, to develop and implement a National Ecosystem Fund, to create a Black Entrepreneurship Loan Fund, and to create a Black Entrepreneurship Knowledge Hub.

Black Canadians are statistically more likely to live in low-income environments and reside in urban areas. Approximately 1 in 5 Black Canadians, versus just over 1 in 10 for the Canadian population as a whole, live in low-income environments. Further, as Black Canadians largely reside in metropolitan cities rather than rural areas (94.3 per cent of Black Canadians live in urban areas, compared to 71.2 per cent for the country as a whole), the program is likely to be concentrated on those in urban areas and may also benefit participants from low-income environments.

Canada has a gender gap in the field of entrepreneurship: about 16 per cent of small and medium enterprises are majority women-owned, as compared to 63 per cent majority men-owned. It is therefore expected that many recipients under this business development program will be men. Program elements will be designed to support gender-diverse accessibility and promote diverse participation.

Diversity in Procurement	Black Entrepreneurs	Canadian Businesses
• The department of Public Services and Procurement Canada will be launching a pilot program to open bidding opportunities for Black owned/operated businesses.

The Government of Canada is committed to increasing economic prospects for all Canadians. This pilot program will advance this objective by helping Black Canadians secure important economic opportunities as part of the government procurements process. The results of the pilot will assist the department in examining greater opportunities for supplier diversity across the government.

162	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
Building a Corporate Canada that looks like Canada		Women and other Underrepresented Groups				Racialized Canadians

•   $33 million over three years, starting in 2021-22 to develop the 50-30 Challenge in collaboration with diversity seeking and serving groups and business stakeholders. The 50-30 Challenge asks private and public sector organizations – including small and medium enterprises, not-for-profits and academic institutions – to voluntarily take steps to increase diverse representation on corporate boards and in senior management.

The 50-30 Challenge is expected to generate positive impacts for women, racialized persons, people with disabilities, Indigenous peoples and members of LGBTQ2 communities. The program encourages organizations to ensure that more women and members of marginalized groups are present on boards or are hired into senior management positions. Given the focus on improving representation in senior leadership positions, which are often high-income positions, higher-income individuals are also expected to disproportionately benefit.

Task Force on Modernizing the Employment Equity Act & Workplace Opportunities and Barriers to Equity Program Expansion	All Canadians	Indigenous, LGBTQ2 people, Visible Minorities, Underrepresented Groups
• $6.6 million in 2021-22 and $3.6 million per year ongoing to modernize the Employment Equity Act to better reflect Canada’s diversity.

While all Canadians are expected to benefit, members of employment equity and related groups like members of LGBTQ2 communities who work in federally regulated sectors will specifically benefit from the task force’s recommendations. In addition, this measure expands the Workplace Opportunities and Barriers to Equity Program, allowing more projects supporting increased awareness of employment barriers and improved representation of designated groups to be funded.

Centre for Diversity in the Federal Public Service	Women and Other Underrepresented Groups	Underrepresented Groups within the Federal Public Service
• Up to $12 million over three years, starting in 2020-21, to conduct key activities in support of diversity and inclusion across the public service.

The Centre for Diversity in the Federal Public Service, within the Treasury Board Secretariat, will focus on organizational supports for departments and agencies in their efforts to improve diversity and inclusion in the public service. The primary target client group is federal public servants, in particular racialized people, women, Indigenous peoples, persons with a disability, LGBTQ2 people and other identities. The expected impacts include improved representation of the above groups, increased recruitment, promotion and retention of diverse employees, broader awareness of diversity issues, greater senior management accountability for diversity and inclusion and reduced harassment and discrimination.

Supporting Community-led Initiatives that combat Racism and promote MulticulturaIism	Ethnic, Linguistic, Cultural or Religious Minorities, and Indigenous Peoples	Racialized and Marginalized Communities
• $50 million over two years, starting in 2021-22, to bolster supports for community-based programs that combat systemic racism and religious discrimination.

GBA+ Summary	163

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

This new support aims to benefit communities that have experienced racism and discrimination, such as racialized groups, religious minorities and Indigenous peoples. The COVID-19 pandemic has only exacerbated long-standing social and economic barriers for racialized and marginalized communities, many of which face disproportionate rates of unemployment, underemployment or precarious employment. Funding will be delivered directly to community-based programs to combat systemic racism in all its forms—including systemic barriers to employment, justice and social participation among Indigenous peoples, racialized communities and religious minorities.

Protecting Communities at Risk of Hate-motivated Crimes	Potential Victims of Hate Crimes, All Canadians	Marginalized Groups
• $13 million over five years, starting in 2021-22, and $2.6 million ongoing to protect communities at risk of hate-motivated crimes.

The Communities at Risk: Security Infrastructure Program helps communities at risk of hate-motivated crime improve the security infrastructure of their gathering places, such as places of worship, schools and community centres. According to Statistics Canada, between 2014 and 2018, race and ethnicity were the most common motivation for police-reported hate crimes, making up about 46 per cent of cases. This was followed by religion at 36 per cent and sex and sexual orientation at 13 per cent. This investment will enhance the safety of these populations and can include lighting, alarm systems, fences or surveillance cameras.

Impact of Race and Culture Assessments in Sentencing	Black Canadians	Racialized Canadians
• $6.6 million over five years, starting in 2021-22, and $1.6 million ongoing to implement an Impact of Race and Culture Assessment component of Justice Canada’s Legal Aid Program.

Impact of Race and Culture Assessments are pre-sentencing reports that help to address the unique circumstances and racism that Black Canadians and other racialized Canadians encounter that contribute to their experience in the criminal justice system. As cited by the Office of the Correctional Investigator, Black Canadians face profiling at every stage of the criminal justice system, from charging to sentencing to harsher treatment in correctional institutions. Black Canadians are overrepresented in the justice system, representing 3.5 per cent of the population, yet constituting 7.2 per cent of federal inmates. This measure results in better informed sentencing decisions based on an understanding of the adversities and systemic inequalities that some Black Canadians and members of other racialized groups face.

Supporting Community Justice Centres	All Canadians	Indigenous Peoples

•   $28.6 million over five years, starting in 2021-22, to support Community Justice Centre pilot projects in British Columbia, Manitoba and Ontario, as well as consultations to expand the Community Justice Centre concept to other provinces and territories.

In regions where Community Justice Centres (CJCs) operate, these sites can support all Canadians involved in the justice system. It is anticipated that CJCs will disproportionately benefit men. According to Statistics Canada, in 2017-18, 73 per cent of accused persons in adult criminal cases were men.

In addition, according to the Office of the Correctional Investigator, as of 2020, Indigenous peoples account for over 30 per cent of the incarcerated population, while only making up 5 per cent of the general Canadian population. Furthermore, since April 2010, the Indigenous inmate population has increased by 43.4 per cent whereas the non-Indigenous incarcerated population has declined over the same period by 13.7 per cent. The target population of some of the CJC pilot projects will be Indigenous peoples to help reduce the overrepresentation of this group in the criminal justice system.

164	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
2021-2023 Immigration Levels Plan		Newcomers				Employers, Separated Families
• $750.3 million over five years, starting in 2021-22, to support an increase in permanent resident admissions targets from 2021 to 2023.

Over the long-term, as Canada’s population ages and exits the workforce in greater numbers, immigration will play a critical role in population and labour force growth. Immigration also brings more immediate contributions, especially in sectors and regions where employers are looking to fill openings in in-demand occupations and resolve labour shortages. Based on historic trends, the anticipated numbers of new permanent residents admitted to Canada under this initiative are expected to be evenly distributed between women and men. It is expected that the largest increase in admissions will be in the Economic Class, followed by the Refugees and Protected Persons Class, the Family Class, and the Humanitarian and Compassionate & Other provision. In 2019, 51 per cent of all permanent residents admitted to Canada were women while 49 per cent were men. Within this dataset, there is a notable difference between genders for those who applied as principal applicants in the Economic Class. There is also a higher proportion of women sponsored under the Family Reunification category. With its focus on economic immigration, the gender balance of the admissions may reflect the gender composition of various labour sectors.

Rapid Housing Initiative	Individuals at Risk of Homelessness	Indigenous Peoples, Women, Racialized Canadians
• $1 billion to establish a Rapid Housing Initiative (RHI) which will provide funding to create up to 3,000 new permanent, affordable housing units.

The RHI will support affordable housing to help address key housing gaps faced by vulnerable Canadians. Designed to be a flexible program, it is expected the RHI will address housing needs of vulnerable Canadians, including seniors, people with disabilities, women and their children, Indigenous peoples, LGBTQ2 people, racialized people and those who are most affected by precarious housing and the economic fallout from COVID-19. In 2016, women comprised about half of all persons living in unsuitable housing, as did about one-fifth of Indigenous people in Canada. Over 50 per cent of racialized households in Canada live in homes that are unaffordable, crowded or require major repair. This compares to 28 per cent of non-racialized households. This investment will promote economic activity in the housing sector, resulting in indirect benefits to workers in the residential construction industry who are predominantly men.

Expanding the Rental Construction Financing Initiative	Renters
• $10.5 billion over five years, starting in 2021-22 on a cash basis ($458.3 million on an accrual basis) to expand the existing Rental Construction Financing Initiative.

Approximately 30 per cent of Canadians live in rented housing, especially low-to-moderate income families in large cities, including seniors, young professionals, one-parent households, and immigrants.

This measure is expected to have positive impacts for women, recent immigrants, lone-parent or senior households who often struggle to find affordable rental housing, especially in major urban centres. Where this measure enables stable and affordable rental housing for families, children could be indirect beneficiaries. The measure is also expected to provide more suitable housing for Canadians with accessibility challenges, given a minimum proportion of funded units must meet local accessible design requirements.

GBA+ Summary	165

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior
First-Time Home Buyer Incentive Expansion		First-Time Home Buyers				People in Toronto, Vancouver, and Victoria

•  Expand eligibility to the First-Time Home Buyer Incentive by raising the annual qualifying income limit from $120,000 to $150,000 and the loan-to-income limit from 4 times to 4.5 times in the Toronto, Vancouver, and Victoria regions. Current program parameters will be maintained for the rest of Canada. No new funding is required.

The First-Time Home Buyer Incentive facilitates access to the housing market with the expectation that millennials and new Canadians will be the main beneficiaries of the program. As of September 30, 2020, 79 per cent of approved applications have a first applicant with an age between 20 and 39 years, with the median age being 32 years. Moreover, in the 12 months from July 2019 to June 2020, millennials with incomes under $120,000 represented 70 per cent of home buyers with an insured mortgage in Toronto and 65 per cent of home buyers with an insured mortgage in Vancouver.

The program is intended to benefit middle-income first-time home buyers facing housing affordability gaps. The Incentive expansion may also favour dual-income households over single-parent households. Further, with respect to single-parent households, the Incentive may favour households led by a father over those led by a mother. This observation is based on 2016 data where the average net worth of single-parent households led by a mother was $240,000, compared to an average net worth of those led by a father of $540,000. Proposals have the potential to spur construction, which requires local labour and is a field largely dominated by men. Men comprised 88 per cent of construction workers in 2019. Housing being a social determinant of health, the provision of funds towards affordable housing for families could have positive impacts on long-term stable housing for children’s health and social and educational outcomes.

Prevention of Gang- related Violence	At-risk Youth, All Canadians	Indigenous, Racialized Youth, Urban Populations
• $250 million over five years, starting in 2021-22, for municipalities, community groups and Indigenous communities to deliver anti-gang programming.

This funding will support the development of programming to help prevent youth from joining gangs and offer support to youth who are seeking to leave a gang. This initiative is expected to have the greatest impact on at-risk boys and young men as 94% of youth gang members are male. That said, there is also a significant number of female gang members who may be associates or intimate partners. While most existing funding to combat gang-related firearm violence is focused on deterring gang involvement for boys and men, the funding for municipalities and community groups may allow additional resources to be allocated to programs supporting women and girls. In recognition of the rise of Indigenous gang activity, the funding for municipalities to combat gang-related violence and expand diversion programs will include Indigenous communities as eligible recipients for funding. All Canadians, particularly in urban centres, will benefit from safer communities and reduced gang activity.

Equipping RCMP Officers with Body-worn Cameras	All Canadians	Western and Atlantic Canada and Indigenous Communities

•   Up to $238.5 million over six years, starting in 2020-21, and $50 million ongoing to implement a National Body-Worn Camera Program for its front-line police officers, and a Digital Evidence Management System to store and manage camera footage.

Providing body-worn cameras to RCMP officers is viewed as an important step to strengthening RCMP trust, transparency and accountability, with a focus on strengthening trust and relationships with racialized and Indigenous communities. Consultations will be undertaken to identify and address important concerns as well as to foster community support. Consultations with Indigenous groups, in particular, will seek to ensure that body-worn cameras are implemented in a culturally respectful manner. The RCMP primarily provides contract policing services in Western and Atlantic Canada where Indigenous peoples make up a higher percentage of the population compared to Central Canada. Therefore, body-worn cameras will disproportionately impact police interactions with Indigenous peoples. Outside of the lower mainland of British

166	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low –High	Benefits Youth – Senior

Columbia, the RCMP operates mostly rural and remote settings. The RCMP Regular Member workforce, who will wear body-worn cameras, is predominantly white men. Polling conducted by the Association for Canadian Studies in June 2020 suggests that younger Canadians aged 18-34 are less likely to feel safe around police than those aged 35-54 as well as those aged 55+. Used as a tool to increase accountability and trust, body-worn cameras have the potential to help bridge these generational gaps.

Home Energy Retrofits	All Canadians	Homeowners and Landlords

•   $2.6 billion over seven years, starting in 2020-21, to help homeowners improve their home energy efficiency by providing up to 700,000 home retrofit grants of up to $5,000, up to one million free EnerGuide energy assessments, and training and recruiting energy auditors to meet increased demand.

This initiative will primarily benefit homeowners and landlords. Homeownership rates increase with income. Energy efficient homes support long-term climate objectives and improved health for occupants, while lowering monthly energy costs for homeowners, landlords and renters. In addition , the increased demand for energy auditors and retrofit contractors, which is a sector dominated by men, will create new green jobs. The training and recruitment campaign will explore measures to reduce barriers preventing or discouraging the full participation of underrepresented groups in the energy efficiency workforce, including women, Indigenous peoples and racialized Canadians.

Zero Emission Vehicle Infrastructure	Current and Upcoming Vehicle Owners
• $150 million over three years, starting in 2021-22, to deploy new recharging and refuelling infrastructure for zero-emission vehicles.

Available research indicates that the current demographics of early adopters of zero-emission vehicles (ZEVs) in Canada are more likely to be well-educated, high-income earners and men. Over time, as more consumers adopt ZEVs, and they become more affordable and more readily available to consumers, researchers expect that future ZEV vehicle purchasers will reflect the general vehicle-owning population. Air quality improvements associated with ZEV adoption are expected to benefit urban and other traffic heavy areas in the short term, while lower greenhouse gas emissions are expected to benefit all Canadians in the medium to long term.

Nature-based Climate Solutions	All Canadians	Workers in Forestry, Ecosystem Conservation/ Restoration

•   $3.9 billion over ten years, starting in 2021-22, to support the implementation of nature-based solutions to climate change, including planting two billion trees and enhancing wetland, peatland, grassland and agricultural carbon sequestration potential.

This measure is expected to have broad benefits for all Canadians through the resulting reductions in greenhouse gasses, and by increasing the availability of forested and other restored natural spaces, which can have positive physical and mental health benefits, such as by providing cleaner air. Certain communities more vulnerable to the impacts of climate change will also benefit (Indigenous peoples, women, children), along with workers engaged in the sectors more directly implicated in the implementation of this initiative, including in forestry and ecosystem restoration and landscaping. Men are more likely to be employed in the jobs created by this initiative.

GBA+ Summary	167

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Support for Commercial Tree Planting in 2020 and 2021		Forest Sector Workers				Rural Canadians

•   $30.6 million in 2020-21 of provide financial contributions to provincial and territorial governments to support those governments’ work to offset additional costs associated with COVID-19 safety measures for small and medium-sized enterprises in the forest sector, including tree -planting operations.

While most forest sector workers are older men, the representation of tree planters skews younger and more equal in the participation of men and women, along with more Indigenous people, as according to Employment and Social Development Canada, their participation is highest in the silviculture, forestry and logging sub-sectors. However, as this measure is unlikely to contribute to changes in the overall make-up of the forest sector, more direct benefits will be conferred on men.

Strategic lnterties	Specific Regions	Electricity Sector
• $25 million in 2021-22 to support pre-development work, such as engineering assessments, community engagement, and environmental and regulatory studies, for electricity transmission projects.

This initiative will primarily benefit the proponents and sub-contractors developing the transmission projects who are responsible for completing pre-development work. Men are more likely to benefit, as they make up the majority of the workforce in the electricity sector in Canada.

Sustainable Finance	All Canadians	Employees in Green Sectors

•   $7 million over three years for the Department of Finance and Environment and Climate Change Canada to establish the private-public Sustainable Finance Action Council, aimed at developing a well-functioning sustainable finance market in Canada.

The Sustainable Finance Action Council is not expected to have disproportional impacts on specific groups of Canadians in the short term. A well-functioning sustainable finance market will be of benefit to many Canadians, by helping to risk-manage and create value in their pension plans, investment portfolios, and other personal savings, but may disproportionately benefit men, who generally have higher levels of savings and investments. Younger Canadians and future generations are expected to benefit in the long term from this market, as increased capital flows directed at sustainable activities will help Canada transition to net-zero emissions.

Supporting Water and Wastewater Infrastructure in First Nations Communities	First Nations	First Nations Elders, Children

•   $1.5 billion starting 2020-21, and $114.1 million ongoing to accelerate work to lift all long-term drinking water advisories and stabilize funding for water and wastewater infrastructure, including operation and maintenance costs, in First Nations communities.

Overall, resolving long -term drinking water advisories positively affects all members of First Nations communities, bringing health benefits and potentially saving money currently going toward bottled water. However, there will be unique benefits for certain members of the community. For example, as women play a traditional role as water keepers and are often the ones who do care work, improved access to clean, usable water will reduce the time and labour burden for them. Children and Elders, as those who are particularly vulnerable to water-borne illnesses, will also benefit.

Increased water and wastewater projects will also result in increased employment opportunities for members of First Nations communities on reserve through roles such as water operators, contractors and construction workers. As jobs in this sector are held mainly by men, Indigenous Services Canada will help ensure the inclusion of women, youth, and other vulnerable groups in employment opportunities through targeted initiatives.

168	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

Supporting Infrastructure in Indigenous Communities		Indigenous Peoples				Indigenous, Rural and Remote Communities

•   $25.9 million in 2020-21 to accelerate the government’s 10 year commitment to close the infrastructure gap in Indigenous communities by supporting the co-development of infrastructure plans with Indigenous partners, which will help pave the way to address critical needs in First Nations, Inuit and Métis Nation communities.

The co-development of infrastructure plans is expected to benefit all members of Indigenous communities. This initiative will support Indigenous partners in transforming housing and infrastructure service delivery in a way that is self-determined and culturally appropriate. However, Indigenous women may face challenges in attending engagement sessions due to care responsibilities for family members. Indigenous Services Canada will promote and encourage engagements that seek out the voices of women and other vulnerable groups, including youth, seniors, LGBTQ and two-spirit people and persons with disabilities.

Co-Development of Distinctions-Based Health Legislation	Indigenous Peoples	Seniors, Youth, Rural and Remote Communities
• $15.6 million over two years, starting in 2021-22, to support the co-development of distinctions-based health legislation with First Nations, Inuit and Métis Nation partners.

Indigenous people face significant and long-standing gaps in health outcomes as compared with non-Indigenous people. Limited access and barriers to health services and instances of systemic racism and discrimination that reduce preventative check-ups or lead to death, misdiagnosis, unnecessary or unwanted medical interventions are just a few factors that drive health disparities in Indigenous communities. This initiative will support the co-development of potential options for distinctions-based Indigenous health legislation to improve access to high-quality and culturally relevant health care and mental health services. The co-development process will ensure the legislation is informed by the different histories, circumstances, locations and social determinants of health and gendered perspectives of First Nations, Inuit and Métis peoples.

Mercury Treatment Centres	Indigenous Persons with Disabilities or Health Issues	Rural or Remote Populations

•   $200.1 million over five years, starting in 2021-22, and $0.3 million ongoing to support the construction and operations of two mercury treatment centres in the First Nations communities of Asubpeeschoseewagong (Grassy Narrows) and Wabaseemoong.

The mercury treatment facilities will serve clients with disabilities and health issues related to mercury poisoning from two First Nations communities. The facilities are expected to provide greater benefits to seniors and slightly greater benefits to women, who are diagnosed with chronic health problems at higher rates in the communities. Indirect beneficiaries include community members in Asubpeeschoseewagong and Wabaseemoong, due to increased employment opportunities through the construction (primarily men) and staffing (both men and women) of the facilities.

Supporting a National Action Plan for Ending Violence against Indigenous Women, Girls and LGBTQ and Two- spirit People	Indigenous Peoples	Indigenous Women, Girls and LGBTQ2 People

GBA + Summary	169

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

•   $781.5 million over five years, starting in 2021-22, and $106.3 million ongoing to combat systemic discrimination against Indigenous peoples and expand efforts to combat violence against Indigenous women, girls and LGBTQ and two-spirit people.

Indigenous women and girls are 12 times more likely to be murdered or missing than any other women in Canada. The primary beneficiaries of this measure will be those most affected by gender-based violence-First Nation, Inuit, and Metis women, girls, and LGBTQ and two-spirit people living in urban, rural, and remote locations. This investment will provide Indigenous women and children greater access to places of refuge when escaping violence, by supporting new shelters and transition housing for First Nations, Inuit and Metis peoples across the country, including on reserve, in the North, and in urban areas. This investment is also expected to benefit victims of crime and Indigenous individuals in contact with the criminal justice system, including accused persons and offenders, by supporting the implementation of Gladue Principles, and strengthening community-based justice systems and supporting self-determination.

While comprising roughly 5 per cent of the population of Canada, Indigenous people represent over 30 per cent of the incarcerated population. The overrepresentation of Indigenous women and youth is even more pronounced.

170	Annex 3

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing	Men – Women		Strongly benefits Low – High	Benefits Youth – Senior
Chapter 4 – Prudent Fiscal Plan and Tax Fairness

Modernizing the Fiscal Stabilization Program		Provincial Governments

•   The government is proposing legislative amendments to the Federal-Provincial Fiscal Arrangements Act to modernize the Fiscal Stabilization program on a prospective basis by indexing the $60 per capita cap set in 1987 to total Canadian economic growth per person since that time and by making technical changes for 2021-22 claims and onwards to modernize and simplify the program, enabling claims to be finalized roughly one year earlier.

All provincial governments are eligible for the Fiscal Stabilization payments if eligibility criteria are met. The federal government does not place restrictions on, or require reporting on, provincial use of Fiscal Stabilization payments. The provincial governments have the flexibility to direct Fiscal Stabilization payments according to their priorities and the needs of their residents.

Fair Taxation of Cross-Border Digital Products and Services	All Canadians
• Expected positive revenue impact of $1.2 billion over five years would result from measures enhancing collection of the federal GST on the purchases of cross-border digital supplies and services.

Digital products or services are consumed by both men and women. This measure is not expected to affect any particular group more than another. In this regard, the measure will help protect the tax base and GST/HST revenues for the federal and provincial governments. Tax revenues are used for government programs and services that broadly benefit all Canadians.

Fair Taxation of Goods Supplied through Fulfillment Warehouses	All Canadians
• Expected positive revenue impact of $1.6 billion over five years would result from measures enhancing the collection of the federal GST on sales of goods located in fulfillment warehouses in Canada.

Tax revenues are used for government programs and services that broadly benefit all Canadians. This measure is not expected to have negative differential impacts on different groups of people or to create, maintain or exacerbate existing gender or diversity inequalities. The results of Statistics Canada’s 2018 Canadian Internet Use Survey indicate that a similar proportion of men and women internet users buy new goods and services online (65.8 per cent and 64.1 per cent respectively). The results of this survey also indicate that Internet users aged 15 to 24 years and aged 65 years and over spent less on average ($678 and $656 respectively) on physical goods ordered over the Internet than all age groups ($1,165) surveyed. Households in the lowest income quartile shopped online at a lower rate (70.2 per cent), and households in the highest income quartile shopped at a higher rate (93.5 per cent), than all income quartiles (84.4 per cent) surveyed.

Fair Taxation of Short-term Accommodation through Digital Platforms	All Canadians

•   Expected positive revenue impact of $360 million over five years would result from measures ensuring that the federal GST is collected on all short-term accommodations in Canada made through, or facilitated by, an accommodation platform.

According to one accommodation platform operator, 58 per cent of its hosts in Canada are women. There is no further breakdown or data as to the proportion of hosts that are single-income households versus households with a spouse or

GBA+ Summary	171

Measure	GBA+ Timing	Target Population	Expected Direct Benefits

			Gender	Income Distribution	Inter- generational	Additional Characteristics
	Early, Later or Existing		Men – Women	Strongly benefits Low – High	Benefits Youth – Senior

partner. Insofar as short-term rentals of private residences and other properties might affect the availability of longer-term rentals, approximately 30 per cent of Canadians rent their homes, and this form of housing tenure is especially important for low-to-moderate income families in large cities. This includes seniors, young professionals, one-parent households and immigrants. According to a 2018 report prepared by Urbanation Inc. on the Ontario rental market, 46 per cent of Ontario renters spent 30 per cent or more of their household income on shelter in 2016.

Employee Stock Options	All Canadians
• Amend the Income Tax Act to limit the benefit of the employee stock option deduction for high-income individuals.

The tax benefits of the employee stock option deduction disproportionately accrue to a small number of high -income individuals. In 2018, 69 per cent of the aggregate value of the stock option deduction was claimed by about 2,400 individuals with total income of more than $1,000,000. Recipients are more likely to be men. In 2018, men represented about 72 per cent of tax filers and 86 per cent of the total amount of stock option benefits claimed. Osler, Hoskin & Harcourt LLP has reported that of those corporations listed on the TSX that have filed public diversity disclosure information for 2019, about 17 per cent of executive officers are women and about 19 per cent of board directors are women. As a result, it is anticipated that high-income men will be more negatively affected.

Com batting International Tax Evasion and Aggressive Tax Avoidance	All Canadians

• $606.2 million over five years, starting in 2021-22, and$141.4 million ongoing for additional auditors and upgraded tools to combat international tax evasion and tax crimes such as money laundering and terrorist financing.

This proposal will increase tax fairness with targeted audits and updated tools to increase compliance. International tax evasion and aggressive tax planning can be found among all segments of the population, but mostly among the wealthiest groups, who have more opportunity and means to be engaged in such activities. CRA data suggest that high net worth groups normally associated with offshore audit results are skewed towards men who represent two-thirds of these completed audits. However, it should be noted that files are selected for audit solely based on financial information provided in tax returns and not the demographic characteristics of taxpayers.

Simplifying the Home Office Expense Deduction	Canadians Working from Home due to COVID-19	Professionals, Office Workers

• Allow employees who are working from home due to COVID-19 and eligible to claim home office expenses to deduct up to $400 in 2020 using a simplified flat rate, and generally do not request form T2200 from these employees.

The initiative will benefit Canadians working from home in 2020, and their employers. Beneficiaries of the initiative are likely to be gender-balanced, higher-income, and more highly educated than Canadians overall. Beneficiaries will be concentrated in industries and occupations where working from home is feasible which include professional, scientific and technical services, finance, insurance, real estate, rental and leasing, and educational services. Canadians whose jobs cannot be done from home, such as most workers in accommodation and food services, will not benefit from this imitative.

172	Annex 3

Definitions Used

•	Title and Description of Measure: Each line in the table begins with the measure’s title and a brief description of key impacts of this measure from a GBA+ perspective.

•

GBA+ Timing: GBA+ can be conducted at various stages throughout the development of a government policy, program or initiative. High -quality GBA+ requires early attention to develop effective options and strategies for delivering programs and services to Canadians. For GBA+ to be most valuable, it is ideally built directly into the early stages of the policy development process. This section identifies when the GBA+ was conducted.

⬛ ☐ ☐	Early in the idea development phase (when proposals are being developed).

☐ ⬛ ☐	Mid-point (when proposals are being finalized), and/or later stage (after proposals are finalized, prior to proposal submission).

☐ ☐ ⬛	Later stage (after proposals are finalized, prior to submission of proposal).

Existing (modified or refreshed)	GBA+ was performed on the existing program (in cases where an existing program is seeking a renewal of funding). If the proposal is for an existing program, it was either modified to reflect the changes to the program or was refreshed to reflect that the program hasn’t changed since the GBA+ was last conducted.

•	Target Population: Describes the group whom the measure is intended to benefit. This section is not intended to describe the expected GBA+ impacts, but rather the policy intent behind the measure.

•	Expected Direct Benefits

—	Gender: This section collects information on the expected gender characteristics of the benefitting group. The scale is explained as follows:

Predominantly men (e.g. 80 per cent or more men)
60 per cent – 79 per cent men
Broadly gender-balanced
60 per cent – 79 per cent women
Predominantly women (e.g. 80 per cent or more women)

—	Income Distribution Impacts: This indicator describes expected direct impacts of the measure from an income distributional perspective. The scale is explained as follows:

Strongly benefits low income individuals (Strongly progressive)
Somewhat benefits low income individuals (Somewhat progressive)
No significant distributional impacts
Somewhat benefits high income individuals (Somewhat regressive)
Strongly benefits high income individuals (Strongly regressive)

—	lntergenerational Impacts: lntergenerational impacts identify the age cohort receiving the benefits.

Primarily benefits youth, children and/or future generations
No significant intergenerational impacts or impacts generation between youth and seniors.
Primarily benefits seniors or the baby boom generation

•	Additional Identity Characteristics:

—	Highlights other notable characteristics of direct beneficiaries (i.e. race, region, ability, lndigeneity etc.).

New investment or action in this Fall Economic Statement.

GBA+ Summary	173

Tax Measures:

Supplementary Information

Annex 4

Tax Measures: Supplementary Information

Overview

This annex provides detailed information on tax measures proposed in the Fall Economic Statement.

Table 1 lists these measures and provides estimates of their fiscal impact.

The annex also provides legislative proposals to amend the Income Tax Act, the Excise Tax Act and other related legislation as well as draft amendments to related regulations.

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Table 1

Cost of Proposed Tax Measures1, 2

Fiscal Costs (millions of dollars)

	2020— 2021	2021— 2022	2022— 2023	2023— 2024	2024— 2025	2025— 2026	Total
Income Tax Measures
Immediate Support for Families with Young Children[3]	580	1,775	-	-	-	-	2,355
Registered Disability Savings Plan — Cessation of Eligiblity for the Disability Tax Credit	-	-	-	-	-	-	-
Employee Stock Options	-	-	-	-	-	-55	-55
Agricultural Cooperatives: Patronage Dividends Paid in Shares	3	11	11	11	11	10	57
Emergency Business Supports
Canada Emergency Wage Subsidy Extension	14,790	-	-	-	-	-	14,790
Canada Emergency Rent Subsidy and Lockdown Support Extension	2,180	-	-	-	-	-	2,180
Sales Tax Measures
GST/HST Relief on Face Masks and Face Shields	20	75	-	-	-	-	95
GST/HST on Cross—Border Digital Products and Cross-Border Services	-	-166	-243	-257	-267	-282	-1,215
GST/HST on Goods Supplied through Fulfillment Warehouses	-	-190	-275	-315	-360	-415	-1,555
GST/HST on Platform—based Short- Term Accommodation	-	-40	-65	-75	-85	-95	-360
[1]	A ”—” indicates a nil amount, a small amount (less than $500,000) or an amount that cannot be determined.
[2]	Totals may not add due to rounding.
[3]	This includes the cost of the proposed increase in the Children’s Special Allowance.

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Income Tax Measures

Immediate Support for Families with Young Children

The Canada Child Benefit (CCB) is a non-taxable benefit that is paid monthly and provides support for eligible families with children under the age of 18. The CCB is based on adjusted family net income with the benefit phase-out rate depending on the number of children in the family. For the 2020-21 benefit year (July 1, 2020 to June 30, 2021), the CCB provides a maximum benefit of $6,765 per child under the age of six and $5,708 per child aged six through 17. Families with less than $31,711 in adjusted net income in 2019 receive the maximum benefit for the 2020-21 benefit year. The phase-out rates and income thresholds are indexed to inflation annually.

In order to provide immediate support for families with young children, the Government proposes to amend the Income Tax Act to provide, in 2021, four payments of:

•	$300 per child under the age of six to families entitled to the CCB with family net income equal to or less than $120,000, and

•	$150 per child under the age of six to families entitled to the CCB with family net income above $120,000.

The first of these amounts would be payable after the enabling legislation is passed, with subsequent amounts payable in the first month of each remaining quarter (i.e., at the end of April, July and October 2021). These amounts would be payable to the individual who receives a CCB amount for a particular month, i.e., the primary caregiver of the child in January, April, July or October 2021.

Eligibility for these quarterly amounts would be based on whether an individual is entitled to a CCB payment in that particular month. If a family’s adjusted net income is too high to receive the CCB in that month, they would not receive a quarterly amount. For the amounts that would be payable in the first quarter of 2021 and April, a family’s adjusted net income is based on the family’s net income in 2019. For the months of July and October, a family’s adjusted net income is based on the family’s net income in 2020. For example, if a family’s net income is $130,000 for 2019 and $70,000 for 2020, the parent entitled to the CCB in respect of a child under the age of six would receive the additional quarterly amount of $150 once enabling legislation is passed and at the end of April and $300 at the end of July and October.

An amount would be payable in respect of a child for January, April, July or October if the child is under the age of six at the beginning of that month. For example:

•

If a child turns six sometime in January 2021, the child’s primary caregiver would (provided all eligibility criteria are met) be entitled to receive the CCB in respect of this child for that month. Accordingly, a quarterly amount would be payable in respect of this child for January 2021 (delivered after the enabling legislation is passed) but not afterwards.

•

If a child is born sometime in January 2021, the child’s primary caregiver would not be entitled to receive the CCB in respect of the child for that month. Accordingly, no quarterly amount described above would be payable in respect of this child for January 2021. However, a quarterly amount would be payable for April 2021, provided that the child’s primary caregiver is entitled to receive the CCB in respect of this child for that month.

The rules that apply to the CCB would generally also apply to these additional quarterly amounts. For example:

•

To be eligible for an amount, an individual must reside with a child under the age of six and be the parent who primarily fulfils the responsibility for the care and upbringing of that child or be a shared-custody parent.

Tax Measures: Supplementary Information	179

•

Amounts received would not be taxable and would not reduce benefits paid under the goods and services tax credit. They would also not be included in income for the purposes of federal income-tested programs delivered outside of the income tax system.

Shared-Custody Parents

If an individual is entitled to the CCB as a shared-custody parent in respect of a child under the age of six in a month for which a quarterly amount would be payable, this individual would receive half of the applicable quarterly amount in respect of each shared-custody child.

Retroactive Payments

Currently, an individual can apply to receive retroactive payments of the CCB in respect of a month on or before the day that is 10 years after the beginning of that month. In order to qualify for the additional quarterly amounts, however, an individual must be determined to be entitled to the CCB by the end of 2023.

Children’s Special Allowance

The Government pays the Children’s Special Allowance in respect of children who are in the care of, and maintained by, a federal, provincial, territorial or First Nations agency or institution (e.g., a child protection agency). The Children’s Special Allowance provided in respect of a child is equivalent to the maximum CCB amount for an eligible child of the same age.

To ensure consistent treatment for children under the care of a child protection agency, the Government also proposes to provide equivalent quarterly amounts of $300 for each child under the age of six in respect of whom a Children’s Special Allowance is paid.

Consistent with the rules for the CCB, which provide that no CCB is payable for a month for a child in respect of whom a Children’s Special Allowance is payable for that month, no quarterly amount based on CCB entitlement will be payable when a quarterly amount is payable in respect of the same child based on eligibility for the Children’s Special Allowance for that month.

Registered Disability Savings Plan — Cessation of Eligibility for the Disability Tax Credit

Budget 2019 proposed changes to the Registered Disability Savings Plan (RDSP) regime for beneficiaries with episodic disabilities. These proposed changes include removing the time limitation on the period for which an RDSP may remain open after a beneficiary becomes ineligible for the disability tax credit (DTC) and further, modifying repayment obligations. Budget 2019 proposed that these changes would apply as of January 1, 2021. It also proposed that until the coming-into-force date of the measure, RDSP issuers would not be required to close an RDSP solely because the beneficiary is no longer eligible for the DTC.

The Government proposes to maintain the implementation timeline for this measure. Any excess repayments of Canada Disability Savings Grants and Canada Disability Savings Bonds in respect of withdrawals made after 2020 and before the measure is enacted would be returned to a beneficiary’s RDSP following enactment.

RDSP issuers will have the normal flexibilities with respect to time to implement these changes.

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Modification to Improve Fairness

An RDSP issuer is required to set aside an amount (referred to as the “assistance holdback amount”) equivalent to the total Canada Disability Savings Grants and Canada Disability Savings Bonds paid into the RDSP in the 10 years preceding an event (e.g., a withdrawal or plan closure) or, in the case of a beneficiary who is no longer eligible for the DTC, the 10-year period preceding cessation of eligibility for the DTC, less any repayments of those amounts. This requirement ensures that RDSP funds are available to meet potential repayment obligations.

To allow beneficiaries who cease to be eligible for the DTC to have future access to the grants and bonds within their RDSPs that are within the assistance holdback amount, Budget 2019 proposed to modify the formula in the Canada Disability Savings Regulations for determining the assistance holdback amount, depending on the beneficiary’s age, in the following manner:

•

For years throughout which the beneficiary is ineligible for the DTC that are before the year in which the beneficiary turns 51 years of age, the assistance holdback amount would be equal to the assistance holdback amount determined immediately before the beneficiary became ineligible for the DTC, less any repayments made after the beneficiary becomes ineligible for the DTC.

•

Over the following 10 years, the assistance holdback amount would be reduced based on the grants and bonds paid into the RDSP during a reference period. This reference period is initially the 10 years immediately before the beneficiary becoming ineligible for the DTC. Each year after the year in which the beneficiary turns 50 years of age, the reference period would be reduced by a year. For example, for the year in which the beneficiary turns 51 years of age, the reference period would be the nine-year period immediately prior to the beneficiary becoming ineligible for the DTC. The assistance holdback amount would be equal to the amount of grants and bonds paid into the RDSP in those nine years, less any repayments of those amounts.

These changes announced in Budget 2019 to the formula in the Canada Disability Savings Regulations for determining the assistance holdback amount could, however, result in a lesser amount of grants and bonds being held back from beneficiaries who become ineligible for the DTC after they attain 50 years of age than is currently held back from beneficiaries of the same age who remain DTC-eligible, or would be held back from beneficiaries of the same age who ceased to be eligible for the DTC at an earlier age.

To ensure more equitable treatment, the Government proposes an additional modification to the formula put forward in Budget 2019 for determining the amount of grants and bonds held back from a withdrawal, in the following manner:

•

For a beneficiary who ceases to be eligible for the DTC after the calendar year in which they attain 49 years of age, the reference period for the assistance holdback amount would begin on January 1 of the year that is 10 years before the year in which the event (e.g., withdrawal or plan closure) occurs and end on the day preceding the day on which the beneficiary ceased to be eligible for the DTC. The assistance holdback amount would be equal to the total amount of grants and bonds paid into the RDSP during that period, less any repayments of those amounts.

Employee Stock Options

An employee stock option is a form of employment compensation that provides an employee with the right to acquire a share of a corporation at a designated price (the “strike price”).

When an employee acquires a share under an employee stock option agreement, the difference between the fair market value of the share at the time the option is exercised and the amount paid by the employee to acquire the share (including the strike price and any other amount paid to acquire the option) is treated as a taxable employment benefit (an “employee stock option benefit”).

Tax Measures: Supplementary Information	181

A stock option deduction equal to one-half of the employee stock option benefit is available to the employee, provided certain conditions are met. This deduction results in the employee stock option benefit effectively being taxed at the same rate as a capital gain.

While the stock option deduction can assist start-ups and emerging corporations to attract and retain highly skilled employees, the benefits of the deduction are not well-targeted and accrue disproportionately to a small number of high-income individuals employed by large, established corporations.

Budget 2019 announced the Government’s intention to move forward with changes to limit the benefit of the employee stock option deduction for high-income individuals employed at large, long-established, mature firms. The Government released draft legislative proposals in June 2019 and consulted stakeholders on the characteristics of start-up, emerging and scale-up corporations for the purpose of exempting such corporations from the new employee stock option tax rules.

The Government proposes to introduce the new tax rules for employee stock options, which are described in detail below.

New Tax Rules

$200,000 Limit

A $200,000 limit is proposed on the amount of employee stock options that may vest in an employee in a calendar year and continue to qualify for the stock option deduction. For the purpose of the $200,000 limit, the amount of employee stock options that may vest in any calendar year would be considered to be equal to the fair market value of the underlying shares at the time the options are granted. An option vests when it first becomes exercisable. The determination of when an option vests would be made at the time the option is granted. If the year in which the option vests is not clear, the option would be considered to vest on a pro-rata basis over the term of the agreement, up to a five-year period.

The $200,000 limit on the amount of employee stock options that may vest in any calendar year and qualify for the stock option deduction would generally apply to all stock option agreements between the employee and the employer or any corporation that does not deal at arm’s length with the employer. If an individual has two or more employers that deal at arm’s length with each other, the individual would have a separate $200,000 limit for each of those employers.

If the amount of stock options that may vest in a year exceeds $200,000, those employee stock options granted first would be the first to qualify for the stock option deduction. Where an employee has a number of identical stock options and some qualify for the existing tax treatment while others are subject to the new tax treatment, the employee would be considered to first exercise the stock options qualifying for the existing tax treatment.

Employee Tax Treatment

Where an employee exercises an employee stock option that is in excess of the $200,000 limit, the difference between the fair market value of the share at the time the option is exercised and the amount paid by the employee to acquire the share would be treated as a taxable employment benefit. The full amount of the employment benefit would be included in the income of the employee for the year the option is exercised, consistent with the treatment of other forms of employment income. The employee would not be entitled to the stock option deduction in respect of this employment benefit.

Charitable Donations

Under the current tax rules, if an employee donates to a qualified donee, such as a registered charity, a publicly listed share (or the cash proceeds from the sale of a publicly listed share) acquired under an employee stock option agreement within 30 days of the exercise of the option, the employee may be eligible for an additional

182

deduction equal to one-half of the employee stock option benefit. As a result, where both the stock option deduction and the additional deduction in respect of a qualifying donation are available, the entire employee stock option benefit is effectively excluded from income.

If an employee donates a publicly listed share acquired under a stock option that is in excess of the $200,000 limit, the employee could be eligible for the charitable donation tax credit but would not be eligible for any deduction on any associated employee stock option benefit. Any capital gain that has accrued since the share was acquired under the stock option agreement would continue to be eligible for the full exemption from capital gains tax, subject to the existing rules.

Employer Tax Treatment

For employee stock options in excess of the $200,000 limit, the employer would be entitled to an income tax deduction in respect of the stock option benefit included in the employee’s income. The deduction may be claimed in the taxation year of the employer that includes the day on which the employee exercised the stock option.

There are currently a number of conditions that must be met for an employee to be eligible for the stock option deduction. These conditions would be required to be met for an employer to be entitled to a deduction under the new rules.

Employers subject to the new rules would be able to choose whether to grant employee stock options under the existing tax treatment, up to the $200,000 limit per employee, or whether to grant employee stock options under the new tax treatment (i.e., ineligible for the employee stock option deduction, and instead eligible for a deduction for corporate income tax purposes).

Employers subject to the new rules would need to ensure compliance with respect to the $200,000 limit. This would include a requirement that an employer notify its employees in writing whether options granted are subject to the new tax treatment. In addition, employers would be required to notify the Canada Revenue Agency if the options granted are subject to the new tax treatment.

Employers Subject to the New Tax Rules

The new rules would apply to employers that are corporations or mutual fund trusts.

Employers that are Canadian-controlled private corporations (CCPCs) would generally not be subject to the new rules.

Further, in recognition of the fact that some non-CCPCs could be start-ups, emerging or scale-up companies, non-CCPC employers whose annual gross revenue does not exceed $500 million would generally not be subject to the new rules.

•

For an employer that is a member of a corporate group that prepares consolidated financial statements, gross revenue would be as reported in the most recent consolidated annual financial statements of the group presented to shareholders, or unitholders, prior to the date that the stock option is granted, at the highest level of consolidation. Consolidated financial statements are financial statements in which the assets, liabilities, income, expenses and cash flows of the members of the group are presented as those of a single entity, and are prepared in accordance with the generally accepted accounting principles of the jurisdiction in which they are reported.

Tax Measures: Supplementary Information	183

•

For an employer that is not a member of such a corporate group, gross revenue would be as reported in the employer’s most recent annual financial statements prepared in accordance with generally accepted accounting principles and presented to shareholders, or unitholders, prior to the date that the stock option is granted (or that would have been reported if such financial statements had been prepared in accordance with generally accepted accounting principles).

Where employee stock options to acquire shares or units of an entity that is not the employer are granted to an employee, the new rules would apply in respect of those options if that entity does not deal at arm’s length with the employer and either the entity or the employer is subject to the new rules.

Employers that are not subject to the new rules would not be permitted to opt in to the new employee stock option tax rules.

Coming into Force

The new tax rules would apply to employee stock options granted after June 2021. The existing rules would continue to apply to options granted before July 2021 (including qualifying options granted after June 2021 that replace options granted before July 2021).

Agricultural Cooperatives: Patronage Dividends Paid in Shares

Budget 2005 introduced a measure to provide a tax deferral that applies to patronage dividends paid by an eligible agricultural cooperative to its members in the form of eligible shares issued after 2005 and before 2016. Budget 2015 extended this tax deferral to shares issued before 2021.

Absent this deferral, a patronage dividend paid in shares would be taxable to the member in the year received. The cooperative paying the dividend would also be required to withhold an amount from the dividend and remit it to the Canada Revenue Agency on account of the recipient’s tax liability. Prior to the introduction of the deferral, a portion of the dividend was typically paid in cash in order to fund the member’s tax liability. This cash portion could represent a significant outlay of capital for the agricultural cooperative.

The tax deferral measure allows eligible members of eligible agricultural cooperatives to defer the inclusion in income of all or a portion of any patronage dividend received as an eligible share until the disposition (including a deemed disposition) of the share. Further, when an eligible agricultural cooperative issues an eligible share as a patronage dividend, there is no withholding obligation in respect of the patronage dividend. Instead, there is a withholding obligation when the share is redeemed. An eligible share must not, except in the case of death, disability or ceasing to be a member, be redeemable or retractable within five years of its issue.

The Government proposes to extend this measure to apply in respect of eligible shares issued before 2026.

Emergency Business Supports

The Government has introduced a number of support measures to help businesses and other organizations affected by the COVID-19 pandemic, including the Canada Emergency Wage Subsidy, the Canada Emergency Rent Subsidy and the Lockdown Support.

Program details in respect of these three measures have been legislated through December 19, 2020 and the application of these measures can be extended by regulation until June 2021. Proposed program details from December 20, 2020 to March 13, 2021 for the three measures are described below.

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Canada Emergency Wage Subsidy Extension

The Government introduced the Canada Emergency Wage Subsidy to prevent further job losses and encourage employers to quickly rehire workers previously laid off as a result of COVID-19. The wage subsidy provides eligible employers that have experienced a decline in revenues with a wage subsidy for eligible remuneration paid to their employees.

Support for active employees

The wage subsidy for active employees includes a base subsidy for all employers that have experienced a decline in revenues, as well as a top-up wage subsidy available to employers most adversely impacted by the pandemic. The maximum combined base subsidy and top-up wage subsidy rate is set at 65 per cent for the current qualifying period, which ends on December 19, 2020.

The Government proposes to increase the maximum wage subsidy to 75 per cent for the eleventh to thirteenth qualifying periods, which run from December 20, 2020 to January 16, 2021, from January 17, 2021 to February 13, 2021 and from February 14, 2021 to March 13, 2021, respectively. The maximum base subsidy would remain at 40 per cent and the maximum top-up wage subsidy rate would increase to 35 per cent, as set out in Table 2.

Table 2

Canada Emergency Wage Subsidy Rate Structure, Periods 11 to 13

(December 20, 2020 to March 13, 2021)

Revenue decline	Base subsidy	Top-up wage subsidy
70% and over	40%	35%
50-69%	40%	(Revenue decline - 50%) x 1.75
1-49%	Revenue decline x 0.8	0%

Support for furloughed employees

A separate wage subsidy rate structure applies for furloughed employees. The wage subsidy for furloughed employees is aligned with the benefits provided through Employment Insurance (EI) through December 19, 2020 to ensure equitable treatment of such employees between both programs.

To ensure that the wage subsidy for furloughed employees remains aligned with benefits available under El, the Government proposes that the weekly wage subsidy for a furloughed employee from December 20, 2020 to March 13, 2021 be the lesser of:

•	the amount of eligible remuneration paid in respect of the week; and

•	the greater of:

•	$500, and

•	55 per cent of pre-crisis remuneration for the employee, up to a maximum subsidy amount of $595.

Employers will also continue to be entitled to claim under the wage subsidy their portion of contributions in respect of the Canada Pension Plan, El, the Quebec Pension Plan and the Quebec Parental Insurance Plan in respect of furloughed employees.

Reference periods

For the purposes of the wage subsidy (and the rent subsidy, as discussed below), an employer’s decline in revenues is generally determined by comparing the change in the employer’s monthly revenues, year-over-year. An employer may also elect to use an alternative approach, which compares the change in the employer’s monthly revenues relative to the average of its January 2020 and February 2020 revenues. A deeming rule provides that an employer’s decline in revenues for any particular qualifying period is the greater of its decline in revenues for the particular qualifying period and the immediately preceding qualifying period.

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Table 3 below outlines the proposed reference periods for determining an eligible employer’s decline in revenues from December 20, 2020 to March 13, 2021.

Table 3

Canada Emergency Wage Subsidy Reference Periods, Periods 11 to 13

(December 20, 2020 to March 13, 2021)

Timing	Period 11 December 20, 2020 - January 16, 2021	Period 12 January 17, 2021 - February 13, 2021	Period 13 February 14, 2021 - March 13, 2021
General approach	December 2020 over December 2019 or November 2020 over November 2019	January 2021 over January 2020 or December 2020 over December 2019	February 2021 over February 2020 or January 2021 over January 2020
Alternative approach	December 2020 or November 2020 over average of January and February 2020	January 2021 or December 2020 over average of January and February 2020	February 2021 or January 2021 over average of January and February 2020

Employers that had chosen to use the general approach for prior periods would continue to use that approach. Similarly, employers that had chosen to use the alternative approach would continue to use the alternative approach.

All the other parameters of the program would remain unchanged. Details for the wage subsidy for any periods beyond March 13, 2021 will be proposed at a later date.

Canada Emergency Rent Subsidy Extension

The Government introduced the Canada Emergency Rent Subsidy to provide direct relief to organizations that continue to be economically impacted by the COVID-19 pandemic. Under the rent subsidy, qualifying organizations that have experienced a decline in revenues are eligible for a subsidy on qualifying expenses.

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Rate structure

The Government proposes to extend, until March 13, 2021, the current rate structure for the base rent subsidy (which applies until December 19, 2020), as shown in Table 4.

Table 4

Canada Emergency Rent Subsidy Rate Structure, Periods 11* to 13

(December 20, 2020 to March 13, 2021)

Revenue decline	Base subsidy
70% and over	65%
50-69%	40% + (revenue decline - 50%) x 1.25
1-49%	Revenue decline x 0.8
*	Period 11 of the Canada Emergency Wage Subsidy is the fourth period of the Canada Emergency Rent Subsidy. Period identifiers have been aligned for simplicity.

Revenue decline calculation

Both the rent subsidy and the wage subsidy use the same calculation to determine an organization’s revenue decline. As a result, the same reference periods are used to calculate an organization’s decline in revenues for the wage subsidy and the rent subsidy. Likewise, if an entity elects to use an alternative method for computing its revenue decline under the wage subsidy, it must use that alternate method for the rent subsidy.

The Government also confirms its intention to proceed with the proposed change to the rent subsidy, details of which were announced on November 19, 2020, that would allow amounts to be considered to have been paid when they become due, provided certain conditions are met.

Details for the rent subsidy for any period beyond March 13, 2021 will be proposed at a later date.

Lockdown Support Extension

For locations that must cease operations or significantly limit their activities under a public health order issued under the laws of Canada, a province or territory, the Government introduced the Lockdown Support through the Canada Emergency Rent Subsidy program to provide additional help. In order to qualify for the Lockdown Support, an applicant must qualify for the base rent subsidy.

The Government proposes to extend, until March 13, 2021, the current 25-per-cent rate for the Lockdown Support. Details for the Lockdown Support for any period beyond March 13, 2021 will be proposed at a later date.

Tax Measures: Supplementary Information	187

Sales Tax Measures

GST/HST Relief on Face Masks and Face Shields

In order to support public health during the COVID-19 pandemic, the Government proposes to temporarily relieve (i.e., zero rate) supplies of certain face masks and face shields from the Goods and Services Tax/Harmonized Sales Tax (GST/HST).

The zero-rating of the GST/HST would apply to face masks (medical and non-medical) and face shields designed for human use that meet certain specifications. The following face coverings would generally be eligible for this GST/HST relief:

•	A face mask or respirator that is authorized for medical use in Canada, or meets N95, KN95 or equivalent certification requirements and does not have an exhalation valve or vent.

•	A face mask or respirator for use in preventing the transmission of infectious agents, such as respiratory viruses, and that meets the following specified construction requirements:

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is made of multiple layers of dense material, but may have a portion in front of the lips made of transparent and impermeable material that permits lip reading provided that there is a tight seal between the transparent material and the rest of the face mask or respirator;

¡	is large enough to completely cover the nose, mouth and chin without gaping;

¡	has ear loops, ties or straps for securing the face mask or respirator to the head; and

¡	does not have an exhalation valve or vent.

•

A face shield that has a transparent and impermeable window or visor, covers the entire face and has a head strap or cap for holding it in place, but is not specifically designed or marketed for a use other than preventing the transmission of infectious agents, such as respiratory viruses.

This measure would apply to supplies of these items made after December 6, 2020, and is proposed to only be in effect until their use is no longer broadly recommended by public health officials for the COVID-19 pandemic.

Application of the GST/HST in Relation to E-commerce Supplies

The GST/HST is a broad-based consumption tax intended to apply to most goods and services consumed in Canada. Applying the tax to the consumption of most goods and services helps ensure that the GST/HST system is fair, efficient and simple.

The ongoing digitalization of the economy is opening up new ways for businesses to sell goods and traditional services (e.g., legal and accounting services) and has seen the development of new types of digital products, such as mobile apps, online video gaming, and video and music streaming services. The evolution of the commercial and retail landscape in Canada, and the ways in which Canadians shop, pose challenges to the effectiveness and fairness of the GST/HST system. In particular, certain aspects of the current GST/HST system are more reflective of the economy that was in place when the tax was introduced in 1991, when goods and services were almost exclusively purchased from stores and other vendors that were located in Canada.

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Under the current GST/HST rules, persons that carry on business in Canada are generally required to register for the GST/HST and to collect and remit tax on their taxable supplies of goods and services in Canada. Non-resident persons that are not carrying on business in Canada are not required to register, collect or remit the GST/HST. In the case of goods and services supplied by such non-residents, the GST/HST generally applies in the following manner:

•	Where physical goods are purchased from a non-resident vendor, the applicable GST/HST is levied on the value of the goods at the time the goods are imported.

•

Where a non-resident vendor supplies digital products or services in Canada to a Canadian consumer, the consumer is required to self-assess and pay the applicable GST/HST directly to the Canada Revenue Agency (CRA).

The current rules can often result in the GST/HST not being collected on online purchases from non-resident vendors or made through digital platforms, also known as online marketplaces. The non-collection of the GST/HST presents equity, economic and fiscal concerns. In particular, it places physical and online retailers operating in Canada that are required to register for and collect the GST/HST at a competitive disadvantage relative to non-resident vendors.

The Government proposes a number of changes to the GST/HST system to ensure that the GST/HST applies in a fair and effective manner to the growing digital economy.

GST/HST on Cross-Border Digital Products and Cross-Border Services

To improve the collection of the GST/HST and level the playing field between resident and non-resident vendors, the Government proposes that non-resident vendors supplying digital products or services (including traditional services) to consumers in Canada be required to register for the GST/HST and to collect and remit the tax to the CRA on their taxable supplies to Canadian consumers. In many instances, digital products or services may also be supplied to consumers in Canada through digital platforms that facilitate sales of third-party vendors (hereinafter referred to as a “distribution platform”). To ensure that the GST/HST applies equally to these supplies, it is also proposed that distribution platform operators be generally required to register for the GST/HST and to collect and remit the tax on the supplies that these platforms facilitate of digital products or services of non-resident vendors to Canadians.

To facilitate compliance with these requirements—and to be consistent with the Organisation for Economic Co-operation and Development’s recommendations on the digital economy and the actions taken by many other jurisdictions—a simplified GST/HST registration and remittance framework would be available to non-resident vendors and non-resident distribution platform operators that are not carrying on business in Canada (e.g., have no permanent establishment in Canada).

The proposed new simplified system would include the following key features. (Unless otherwise noted, the references hereinafter to non-resident vendors and non-resident distribution platform operators are to those that are not carrying on business in Canada and have not registered under the normal GST/HST rules.)

•

Simplified online registration and remittances: An online portal would be available for simplified GST/HST registration and remittances by non-resident vendors of digital products or services and non-resident distribution platform operators that facilitate the supply of a non-resident vendor’s digital products or services to consumers in Canada.

Tax Measures: Supplementary Information	189

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Business-to-consumer supplies only: Non-resident vendors and non-resident distribution platform operators using the simplified registration system would be required to collect and remit the GST/HST only on the supply of digital products and services made to Canadian consumers. Conversely, they would not be required to collect and remit the GST/HST on their supplies of digital products or services to businesses. For these purposes, an entity or person that is registered for the GST/HST would be considered a business and any other entity or person would be considered a consumer. Non-resident vendors and non-resident distribution platform operators would rely on the GST/HST registration number of a business as proof of its business status.

•

General rule—tax based on consumer’s residence: With certain exceptions, non-resident vendors and non-resident distribution platform operators would be required to collect the GST/HST on their supplies of digital products or services if the consumer’s usual place of residence is in Canada. In line with the approaches taken in other jurisdictions, vendors and platform operators would generally be able to determine whether a customer’s usual place of residence is in Canada (and if so, where in Canada) on the basis of specified indicators, such as the home address, billing address, Internet Protocol address of the device used, bank or payment information, and subscriber identification module (SIM) card that relate to the recipient. Generally, a consumer’s usual place of residence would be considered to be in Canada when two or more of these indicators identify Canada as the consumer’s normal location or residence. Where two or more of these indicators are not available to determine the usual place of residence of a consumer, the Minister of National Revenue would be able to authorize an alternative method of making the determination. Where the consumer’s usual place of residence is in Canada, then the GST/HST would generally apply on taxable supplies and the tax rates (based on current rates) would be as follows:

¡	5 per cent if the consumer’s usual place of residence is in Quebec, Manitoba, British Columbia, Saskatchewan, Alberta, Yukon, the Northwest Territories or Nunavut;

¡	13 per cent if the consumer’s usual place of residence is in Ontario; and

¡	15 per cent if the consumer’s usual place of residence is in Nova Scotia, New Brunswick, Prince Edward Island or Newfoundland and Labrador.

•

Exceptions: There would be exceptions to this general rule for transactions where a consumer’s usual place of residence is not an appropriate basis for determining where, or whether, the place of consumption is in Canada and if the GST/HST would apply.

•

Where the digital product or service supplied by a non-resident vendor or a non-resident distribution platform operator is linked or restricted to a specific location in Canada, the rate of the GST/HST to be charged and collected would be the rate applicable in the province or territory of that location.

-

For example, where a non-resident supplier provides remote security monitoring services for a cottage or condominium in the province of Ontario to a consumer whose usual place of residence is in the province of Alberta, the non-resident would be required to collect the Ontario HST at the rate of 13 per cent as the service is in relation to real property situated in Ontario.

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Additionally, non-resident vendors or non-resident distribution platform operators would not be required to charge and collect the GST/HST on a supply of digital products or services made to a consumer whose usual place of residence is in Canada if the supply is linked or restricted to a specific location outside Canada, such as:

-	services in relation to real property situated outside Canada (e.g., real estate legal services or services of altering, repairing or maintaining real property situated outside Canada);

-

services, or rights to services, that are to be performed at a readily identifiable location outside Canada (e.g., a restaurant meal, spa session or other personal service at a location outside Canada); and

-	services rendered in connection with litigation outside Canada.

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No input tax credits: Non-resident vendors and non-resident distribution platform operators using the simplified registration system would not be able to claim input tax credits to recover any GST/HST paid on their business inputs. Those non-resident vendors and non-resident distribution platform operators that wish to claim input tax credits for the GST/HST paid in Canada may register under the normal GST/HST registration process. In this case, they will operate under the normal GST/HST rules.

•

Registration threshold: Simplified GST/HST registration would be provided for non-resident vendors and non-resident distribution platform operators making supplies of digital products or services to Canadians under the following circumstances:

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For a non-resident vendor, if their total taxable supplies of digital products or services made to consumers in Canada exceed, or are expected to exceed, $30,000 over a 12-month period. In determining if they meet this threshold, a non-resident vendor would not include supplies that are facilitated by a distribution platform operator that is registered for the GST/HST (under either the normal or simplified registration system) and that is deemed to have made the supply.

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For a non-resident distribution platform operator, if their total taxable supplies of digital products or services made to consumers in Canada, including the supplies of digital products or services of non-resident vendors to consumers in Canada that the operator facilitates, exceed, or are expected to exceed, $30,000 over a 12-month period.

◾

Note: A distribution platform operator carrying on business in Canada for whom the normal GST/HST rules apply (rather than the simplified framework outlined above) would be required to account for the supplies of digital products or services of non-resident vendors to purchasers in Canada that the operator facilitates in determining their requirement to register. Under the normal GST/HST rules, registration is generally required if a person’s or business’s total world-wide taxable supplies exceed $30,000 over a 12-month period.

Purchases by GST/HST Registered Businesses

A GST/HST registered business will continue to be required to self-assess and remit the GST/HST on its purchases of digital products and services from non-resident vendors and non-resident distribution platform operators, unless the purchase is for use exclusively in the business’s commercial activities.

To help protect the integrity of the proposed simplified GST/HST framework, a penalty would apply if a person provides a GST/HST registration number to a non-resident vendor or non-resident distribution platform operator to evade, or attempt to evade, tax on the purchase of digital products or services acquired for personal consumption.

Where a GST/HST registered business provides its GST/HST registration number and is nevertheless charged the GST/HST, the business would be able to request a refund from the non-resident vendor or non-resident distribution platform operator. Any GST/HST paid by the registered business in such cases would not be recoverable by claiming an input tax credit or by filing a tax paid in error claim.

Coming into Force

The proposed new rules would apply to supplies of cross-border digital products or services to the extent that the consideration for the supply becomes due on or after July 1, 2021, or is paid on or after that day without having become due.

Tax Measures: Supplementary Information	191

GST/HST on Goods Supplied through Fulfillment Warehouses

Non-resident vendors are increasingly selling goods to Canadians through digital platforms, also known as online marketplaces, that facilitate sales of third-party vendors (hereinafter referred to as a “distribution platform”). These distribution platforms may also store the goods of third-party vendors in fulfillment warehouses in Canada and ship these goods to purchasers in Canada on a timely basis after the goods have been sold through the platforms.

While applicable duties and taxes are levied at the border on the value of the goods at the time of importation, the GST/HST is not consistently charged on the final price paid for the goods when they are subsequently sold to Canadians through distribution platforms and fulfillment warehouses located in Canada. This means that the difference between the value at the time of importation and the final price paid escapes the GST/HST. Although these goods are situated in Canada at the time of sale, there is generally no requirement under the current rules for the non-resident vendor, or distribution platform operator facilitating the sale, to collect or remit the GST/HST when the goods are sold to a purchaser in Canada. This is because the non-resident third-party vendor is generally not considered to be carrying on business in Canada and the distribution platform operator is not considered to be the supplier of the goods.

In contrast, vendors situated in Canada, including those selling goods through distribution platforms and fulfillment warehouses in Canada, are generally required to collect and remit the GST/HST on the final price paid for the goods when sold to a purchaser in Canada. This situation creates a competitive inequity for resident vendors and represents a gap in the rules resulting from the new commercial and retail landscape of the digital economy.

In order to level the playing field between resident and non-resident vendors, help ensure that the GST/HST is collected in an effective and efficient manner, and protect the integrity of the GST/HST base, the Government proposes to:

•

require distribution platform operators to register under the normal GST/HST rules and to collect and remit the GST/HST in respect of sales of goods that are located in fulfillment warehouses in Canada (or shipped from a place in Canada to a purchaser in Canada), when those sales are made by non-registered vendors through distribution platforms;

•

require non-resident vendors to register under the normal GST/HST rules and to collect and remit the GST/HST in respect of sales of goods that are located in fulfillment warehouses in Canada (or shipped from a place in Canada to a purchaser in Canada), when those sales are made by the non-resident vendors on their own (i.e., they are not made through a distribution platform); and

•

require fulfillment businesses in Canada to notify the CRA that they are carrying on a fulfillment business and to maintain records regarding their non-resident clients and the goods they store on behalf of their non-resident clients.

The following framework outlines how the GST/HST would apply under this proposal.

•

Duties and taxes levied at the border: All goods that are imported into Canada will continue to be subject to applicable duties and taxes on the value of the goods at the time of importation. In particular, applicable duties and taxes will continue to be levied at the border on:

¡	goods that are imported into Canada for storage in a fulfillment warehouse or any other place in Canada for subsequent sale and delivery to a purchaser in Canada; and

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goods that are sold and shipped from outside Canada directly to a purchaser in Canada (e.g., sent by mail or courier and not stored in a fulfillment warehouse in Canada after importation and prior to sale).

192

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Platform operator deemed supplier: Distribution platform operators (whether resident or not) would be deemed to be the supplier in respect of sales they facilitate by non-registered vendors (whether resident or not) of goods that are located in fulfillment warehouses in Canada or shipped from a place in Canada to a purchaser in Canada (hereinafter referred to as a “qualifying supply”). Distribution platform operators would be required to collect and remit the GST/HST on the final sale price of the goods for which they were deemed to be the supplier.

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For the purposes of this proposal, a distribution platform operator would be a person that controls or sets the essential elements of the transaction between the third-party vendor and the purchaser, for example, by providing listing services for the sale of goods and setting payment terms and delivery conditions. If no such person exists, the operator would be a person that is involved, directly or through arrangements with third parties, in collecting, receiving or charging payment for the sale and transmitting payment to the third-party vendor. However, a distribution platform operator would not include a person that operates a website that simply allows vendors to list their goods for sale, such as a classified or advertising website, or is solely a payment processor.

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Distribution platform operators would be required to collect and remit the GST/HST on all of their qualifying supplies, including those made through their platforms by non-registered third-party vendors, regardless of whether the supply is made to a consumer or a purchaser that is registered for the GST/HST.

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Distribution platform operators would not be deemed to be the supplier in respect of sales they facilitate by registered third-party vendors (whether resident or not). Where a third-party vendor is registered for the GST/HST, the third-party vendor would remain liable for its GST/HST obligations in respect of its platform sales.

As a result, the GST/HST would apply to platform sales of goods located in Canada by both registered and non-registered third-party vendors, regardless of the residency of the platform operator or third-party vendor. This would help ensure a more equitable tax treatment of registered and non-registered vendors, as well as of resident and non-resident businesses.

•

Platform operator registration threshold: Distribution platform operators (whether resident or not) would be required to register under the normal GST/HST rules and to collect and remit the GST/HST if their total qualifying supplies, including those made through their platforms by non-registered third-party vendors, to purchasers in Canada that are not registered for the GST/HST (e.g., consumers) exceed or are expected to exceed $30,000 over a 12-month period.

•

Recovery of tax on inputs: Registered distribution platform operators would be eligible to claim input tax credits in respect of the tax paid at the border by non-registered third-party vendors that import their goods into Canada and sell their goods through distribution platforms (i.e., there would be a flow through of the input tax credits). Registered third-party vendors would be eligible, as under the existing GST/HST rules, to claim input tax credits in respect of the tax paid on inputs used in their commercial activities, including tax paid at the border.

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No tax on platform services: Distribution platform operators would be deemed to not have made a supply to the non-registered third-party vendor of services relating to the deemed supply of goods made through the platform. This proposed deeming rule recognizes that non-registered third-party vendors are unable to claim input tax credits in respect of the tax paid on inputs used in their commercial activities, and helps avoid the embedding of the GST/HST in the final price of goods for which the distribution platform operator would be deemed to be the supplier.

Tax Measures: Supplementary Information	193

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Drop shipment exception: The GST/HST drop shipment rules are a key way in which non-registered non-residents obtain GST/HST relief in commercial transactions and activities. This proposal would be designed to ensure that it would not conflict with the existing drop shipment rules. As part of this proposal, GST/HST relief would be provided under the drop shipment rules where a non-registered non-resident provides a certificate to a service provider or vendor of goods acknowledging that a registered distribution platform operator was deemed to sell the goods and required to collect tax.

•

Platform operator information reporting obligations: To assist the CRA in the administration of the GST/HST, distribution platform operators would be required to report information to the CRA on the third-party vendors using their platforms.

•

Non-resident vendor registration and collection obligations: Non-resident vendors that make sales of goods without the use of a distribution platform (e.g., by offering and selling the goods through their own website directly to Canadians) would also be required to register under the normal GST/HST rules if their total qualifying supplies to purchasers in Canada that are not registered for the GST/HST (e.g., consumers) exceed or are expected to exceed $30,000 over a 12-month period.

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Non-resident vendors would be required to collect and remit the GST/HST on all of their supplies made in Canada, regardless of whether the supply is made to a consumer or purchaser that is registered, and would be eligible under the existing GST/HST rules to claim input tax credits in respect of the tax paid on inputs used in their commercial activities, including tax paid at the border.

•

Fulfillment business reporting and record keeping obligations: To assist the CRA in the administration of the GST/HST in respect of sales made by non-residents through fulfillment warehouses in Canada, persons carrying on a fulfillment business in Canada would be required to notify the CRA that they are carrying on a fulfillment business and maintain certain records on their non-resident clients.

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For the purposes of this proposal, a person would carry on a fulfillment business if they provide services of storing goods in Canada (other than services that are incidental to a freight transportation service) that are offered for sale by non-resident persons.

Coming into Force

The proposed new rules would generally apply to supplies made on or after July 1, 2021 and supplies made before July 1, 2021 if all of the consideration is payable on or after July 1, 2021.

GST/HST on Platform-based Short-Term Accommodation

The GST/HST applies to supplies of short-term accommodation. For GST/HST purposes, short-term accommodation generally includes a residential complex or a residential unit that is rented to a person for a period of less than one month.

The short-term accommodation sector increasingly includes individual property owners renting out their residences or other residential property they own, or rooms within their residences or other residential property they own. These rentals are often made through digital platforms that list properties and facilitate the acceptance and processing of payments between the property owner and the customer. In many cases, these platforms act as the primary means of contact between the customer and the property owner. Under the current GST/HST rules, the property owner is generally considered to be making the supply of the short-term accommodation.

The increasing popularity of the use of digital platforms to supply short-term accommodation poses a number of challenges for GST/HST compliance and raises questions of fairness between different suppliers of short-term accommodation.

194

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Some of the property owners operate on a small-scale basis and are likely not required to collect the GST/HST on the rentals. To limit administrative and compliance costs for part-time or very small scale enterprises, persons that have annual taxable supplies of $30,000 or less are generally not required to register for and collect the GST/HST.

•	Other property owners that operate on a larger scale—offering multiple properties for rent on a regular basis—may not be aware of their requirement to register for and collect the GST/HST.

•	The digital platforms that facilitate these rentals are often not responsible for accounting for the supply of the short-term accommodation under the current GST/HST rules.

In order to ensure that the GST/HST applies consistently and effectively with respect to supplies of short-term accommodation in Canada facilitated by platforms, the Government proposes to apply the GST/HST on all supplies of short-term accommodation in Canada facilitated through a digital platform (hereinafter referred to as an “accommodation platform”). Under the proposal, the GST/HST would be required to be collected and remitted on short-term accommodations supplied in Canada through an accommodation platform by either the property owner or the accommodation platform operator as follows:

•	The property owner (or person responsible for providing the accommodation—responsible person), where the owner (or responsible person) is registered for the GST/HST.

•

The accommodation platform operator, where the property owner (or responsible person) is not registered for the GST/HST. In these circumstances, the accommodation platform operator would be deemed to be the supplier of the short-term accommodation. This approach recognizes their necessary and fundamental role in making these supplies, and limits administrative and compliance costs for the parties involved.

The following framework outlines how the GST/HST would apply under this proposal.

General Framework

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Taxable short-term accommodation provided through a platform: The GST/HST would apply to all taxable supplies of short-term accommodation in Canada that are facilitated by an accommodation platform operator. Taxable short-term accommodation would generally include a rental of a residential complex or a residential unit (or part of a unit) to a person for a period of less than one month where the price is more than $20 per day.

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Supplies by registered GST/HST operators: Underlying third-party suppliers of short-term accommodation (i.e., property owners or responsible persons) who are registered for the GST/HST would continue to be required to account for the tax on their supplies (i.e., to charge, collect and remit the GST/HST) that are facilitated by an accommodation platform operator.

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Under the present GST/HST rules, a property owner (or responsible person) that makes over a 12-month period more than $30,000 in taxable supplies, including any supplies of short-term accommodation in Canada facilitated by an accommodation platform operator, is required to register for the GST/HST and to collect and remit the tax on their taxable supplies in Canada.

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Accommodation platform operator deemed to be supplier: The operator of an accommodation platform that facilitates the supply of short-term accommodation in Canada by third parties that are not registered for the GST/HST would be deemed to be the supplier of the accommodation for purposes of the GST/HST.

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For the purposes of this proposal, an accommodation platform operator would be a person that controls or sets the essential elements of the transaction between the third-party vendor and the customer, for example, by providing listing services in respect of supplies of short-term accommodation in Canada and setting payment terms and conditions. If no such person exists, the operator would be a person that is involved, directly or through arrangements with third parties, in collecting, receiving or charging payment in respect of supplies of short-term accommodation in Canada and transmitting payment to the third-party vendor. However, an accommodation platform operator would not include a person that operates a website that simply allows vendors to list their properties for short-term rental, such as a classified or advertising website, or is solely a payment processor.

Tax Measures: Supplementary Information	195

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Registration and collection requirement for accommodation platform operators: An accommodation platform operator that facilitates or expects to facilitate over a 12-month period more than $30,000 in taxable supplies of short-term accommodation in Canada where the underlying third-party suppliers of the accommodation are not registered for the GST/HST would be required to register for and collect and remit the GST/HST on such supplies.

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An accommodation platform operator carrying on business in Canada that is required under the existing rules to register for the GST/HST will continue to be required to register under the normal GST/HST rules.

¡	A non-resident accommodation platform operator not carrying on business in Canada would be able to use a simplified registration/remittance system, as outlined below.

•

Tax rate: Suppliers of taxable short-term accommodation in Canada, including accommodation platform operators, would need to determine the rate of the GST/HST that applies and to charge and collect tax at the correct rate. The tax rates that currently apply are as follows:

¡	5 per cent if the short-term accommodation is situated in Quebec, Manitoba, British Columbia, Saskatchewan, Alberta, Yukon, the Northwest Territories or Nunavut;

¡	13 per cent if the short-term accommodation is situated in Ontario; and

¡	15 per cent if the short-term accommodation is situated in Nova Scotia, New Brunswick, Prince Edward Island or Newfoundland and Labrador.

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No tax on platform services to non-registered underlying suppliers: Some accommodation platform operators may charge service fees to non-registered third-party property owners/suppliers in respect of the supplies of short-term accommodation in Canada that they facilitate. Accommodation platform operators registered for the GST/HST would be deemed to not have made a supply of services to the non-registered third-party property owner/suppliers of short-term accommodation in Canada relating to facilitating the supply of the accommodation. This proposed deeming rule recognizes that non-registered third-party property owners/suppliers are unable to claim input tax credits in respect of the tax paid on inputs used in their commercial activities, and helps avoid the embedding of the tax in the final price of the accommodation for which the platform operator is deemed to be the supplier.

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Tax on platform’s guest fees: Some accommodation platform operators may charge the guest who is acquiring the short-term accommodation a service fee or commission for the services they provide in helping the guest to find and book an accommodation and in facilitating the transactions between the guest and the third-party property owner/supplier. The GST/HST would be applicable on the platform’s guest fee to a guest that is in respect of taxable short-term accommodation property situated in Canada, and the rate of GST/HST would be based on the location of the property in Canada (ensuring the same rate of tax applies on the guest fee as on the accommodation).

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Platform operator record keeping obligations: To assist the CRA in the administration of the GST/HST in respect of supplies of short-term accommodation in Canada, accommodation platform operators would be required to maintain records and report information to the CRA, including information on the underlying third-party property owners/suppliers using their platforms.

Simplified Requirements for Non-Resident Platforms

To facilitate compliance with these requirements, a simplified GST/HST registration and remittance framework would be available to non-resident accommodation platform operators that are not carrying on business in Canada.

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The proposed new simplified system would include the following key features. (Unless otherwise noted, the references hereinafter to ‘non-resident accommodation platform operators’ are to those that are not carrying on business in Canada and have not registered under the normal GST/HST rules.)

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Simplified online registration and remittances: An online portal would be available for simplified GST/HST registration and remittances by non-resident accommodation platform operators that facilitate taxable supplies of short-term accommodation in Canada where the underlying third-party property owners/suppliers of the accommodation are not registered for the GST/HST.

•

Business-to-consumer supplies only: Non-resident accommodation platform operators using the simplified registration system would be required to collect and remit the GST/HST on supplies of taxable short-term accommodation in Canada made to consumers. Non-resident accommodation platform operators using this system would not be required to collect and remit the GST/HST on their supplies to a business. For these purposes, an entity or person that is registered for the GST/HST would be considered a business and any other entity or person would be considered a consumer. Non-resident accommodation platform operators would rely on the GST/HST registration number of a business as proof of its business status.

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No input tax credits: Non-resident accommodation platform operators using the simplified registration system would not be able to claim input tax credits to recover any GST/HST paid on their business inputs. Those non-resident platform operators that wish to claim input tax credits for the GST/HST paid may register under the normal GST/HST registration process.

Purchases by GST/HST Registered Businesses

A GST/HST registered business will continue to be required to self-assess and remit the GST/HST on its purchases of short-term accommodation facilitated by a non-resident accommodation platform operator that is registered under the simplified GST/HST registration/remittance system, unless the purchase is for use exclusively in the business’s commercial activities.

To help protect the integrity of the proposed simplified GST/HST framework, a penalty would apply if a person provides a GST/HST registration number to a non-resident accommodation platform operator to evade, or attempt to evade, tax on the purchase of short-term accommodation in Canada acquired for personal consumption.

Where a GST/HST registered business provides its GST/HST registration number to such a non-resident accommodation platform operator and is nevertheless charged the GST/HST on the supply of short-term accommodation, the business would be able to request a refund of the tax from the non-resident accommodation platform operator. Any GST/HST paid by the registered business in such cases would not be recoverable by claiming an input tax credit or by filing a tax paid in error claim.

Coming into Force

The proposed new rules would apply to supplies of short-term accommodation in Canada to the extent that the consideration for the supply becomes due on or after July 1, 2021, or is paid on or after that day without having become due.

Next Steps

Recognizing the Government’s commitment to ensuring that the Canadian tax system is effective and efficient, the Government is seeking stakeholders’ views and comments on the three above proposals.

The Government invites interested parties to submit comments on these proposals and the associated draft legislation set out below by February 1, 2021. Please send your comments to: fin.gsthst2020- tpstvh2020.fin@canada.ca.

Tax Measures: Supplementary Information	197

Legislative Proposals

Legislative Proposals to Amend the Income Tax Act and Other Related Legislation, as well as Draft Amendments to Related Regulations

Immediate Support for Families with Young Children

1 Section 122.61 of the Income Tax Act is amended by adding the following after subsection (1.1):

Deemed overpayment — COVID-19

(1.2) If the Minister determines before 2024 that an overpayment (for greater certainty, in an amount greater than nil) on account of a person’s liability under this Part for a taxation year is deemed to have arisen during a month under subsection (1), or would be so deemed if this section were read without reference to subsection (2), then an overpayment on account of the person’s liability under this Part for the year is deemed to have arisen during the month, equal to the total of all amounts each of which is an amount in respect of a qualified dependant — in respect of whom the person was an eligible individual at the beginning of the month who has not reached the age of six years at the beginning of the month — determined by the formula

A × B

where

A is

(a) 0.5, if the person is a shared-custody parent in respect of the qualified dependant, and

(b) 1, in any other case; and

B is

(a) if the month is January 2021 or April 2021,

(i) $300, if the person’s adjusted income for 2019 is less than or equal to $120,000, and

(ii) $150 in any other case,

(b) if the month is July 2021 or October 2021,

(i) $300, if the person’s adjusted income for 2020 is less than or equal to $120,000, and

(ii) $150 in any other case, and

(c) in any other case, nil.

2 (1) Paragraph 122.62(5)(b) of the Act is replaced by the following:

(b) subject to subsection (8), for the purpose of determining the amount deemed under subsection 122.61(1) or (1.2) to be an overpayment arising in that first month and any subsequent month on account of the eligible individual’s liability under this Part for the base taxation year in relation to that first month, the eligible individual’s adjusted income for the year is deemed to be equal to the eligible individual’s income for the year.

(2) Paragraph 122.62(6)(b) of the Act is replaced by the following:

(b) subject to subsection (8), for the purpose of determining the amount deemed under subsection 122.61(1) or (1.2) to be an overpayment arising in that first month and any subsequent month on account of the eligible individual’s liability under this Part for the base taxation year in relation to that first month, the eligible individual’s adjusted income for the year is deemed to be equal to the eligible individual’s income for the year.

(3) Paragraph 122.62(7)(b) of the Act is replaced by the following:

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(b) subject to subsection (8), for the purpose of determining the amount deemed under subsection 122.61(1) or (1.2) to be an overpayment arising in that first month and any subsequent month on account of the eligible individual’s liability under this Part for the base taxation year in relation to that first month, the taxpayer is deemed to have been the eligible individual’s cohabiting spouse or common-law partner at the end of the base taxation year in relation to that month.

3 Section 8 of the Children’s Special Allowances Act is amended by adding the following after subsection (1):

Calculation of amount — COVID-19

(1.1) The amount of special allowance to be paid in respect of a child for a month, in addition to the amount determined under subsection (1), is $300, if

(a) the child has not reached the age of six years at the beginning of the month; and

(b) the month is

(i) January 2021,

(ii) April 2021,

(iii) July 2021, or

(iv) October 2021.

Registered Disability Savings Plan — Cessation of Eligibility for the Disability Tax Credit

4 (1) The definition specified RDSP payment in subsection 60.02(1) of the Income Tax Act is amended by striking out “and” at the end of paragraph (c), by adding “and” at the end of paragraph (d) and by adding the following after paragraph (d):

(e) if the eligible individual is not a DTC-eligible individual (as defined in subsection 146.4(1)), is made no later than the end of the fourth taxation year following the first taxation year throughout which the beneficiary is not a DTC-eligible individual. (paiement de REEI déterminé)

(2) Subsection (1) is deemed to have come into force on March 19, 2019.

5 (1) Paragraph (c) of the definition disability savings plan in subsection 146.4(1) of the Act is replaced by the following:

(c) that is entered into in a taxation year in respect of which

(i) the beneficiary is a DTC-eligible individual, or

(ii) the beneficiary is not a DTC-eligible individual and an amount is to be transferred from a registered disability savings plan of the beneficiary to the arrangement in accordance with subsection (8). (régime d’épargne-invalidité)

(2) Subparagraph 146.4(4)(f)(i) of the Act is replaced by the following:

(i) the beneficiary is not a DTC-eligible individual in respect of the taxation year that includes that time, unless the contribution is a specified RDSP payment in respect of the beneficiary, or

(3) The portion of subparagraph 146.4(4)(n)(i) of the Act before clause (A) is replaced by the following:

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(i) if the calendar year is not a specified year for the plan and the conditions in clauses (p)(ii)(A) and (B) are not met in the calendar year, the total amount of disability assistance payments made from the plan to the beneficiary in the calendar year shall not exceed the specified maximum amount for the calendar year, except that, in calculating that total amount, any payment made following a transfer in the calendar year from another plan in accordance with subsection (8) is to be disregarded if it is made

(4) Subparagraph 146.4(4)(p)(ii) of the Act is replaced by the following:

(ii) the first calendar year in which the following conditions are met:

(A) the holder of the plan has requested that the issuer terminate the plan, and

(B) throughout the year, the beneficiary has no severe and prolonged impairments with the effects described in paragraph 118.3(1)(a.1).

(5) Subsections 146.4(4.1) to (4.3) of the Act are repealed.

(6) Section 146.4 of the Act is amended by adding the following after subsection (4.3):

Transitional rule

(4.4) If, after March 18, 2019 and before 2021, a registered disability savings plan would otherwise be required to be terminated because of subparagraph (4)(p)(ii) or any terms of the plan provided because of that subparagraph, then notwithstanding that subparagraph or those terms, the plan is not required to be terminated before 2021 in either of the following circumstances:

(a) the beneficiary of the plan has no severe and prolonged impairments with the effects described in paragraph 118.3(1)(a.1), or

(b) an election was made under subsection (4.1) and the election ceases to be valid after March 18, 2019 and before 2021 because of paragraph (4.2)(b).

(7) Subsections (1) to (5) come into force or are deemed to have come into force on January 1, 2021.

6 (1) Paragraph (b) of the definition montant de retenue in section 1 of the French version of the Canada Disability Savings Regulations is replaced by the following:

b) dans les autres cas, le montant total des subventions et des bons qui ont été versés dans un REEI au cours des dix années précédant ce moment, déduction faite du montant de toute subvention ou de tout bon versé au cours de cette période qui a été remboursé au ministre. (assistance holdback amount)

(2) Subsection (1) comes into force or is deemed to have come into force on January 1, 2021.

7 (1) The portion of subsection 5(1) of the Regulations before paragraph (a) is replaced by the following:

5 (1) Subject to section 5.1, an issuer of an RDSP shall repay to the Minister, within the period set out in the issuer agreement, the amount referred to in subsection (2) if

(2) Subsection 5(1) of the Regulations is amended by adding “or” at the end of paragraph (b) and by repealing paragraph (c).

(3) Subsection 5(3) of the Regulations is replaced by the following:

(3) Despite subsections (1) and (2), if the beneficiary of an RDSP that is a specified disability savings plan dies, the issuer of the RDSP shall repay to the Minister, within the period set out in the issuer agreement, any portion of an amount paid into the RDSP as a grant or bond within the 10-year period preceding the time of the death that remains in the RDSP at that time.

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(4) This section does not apply if the event described in subsection (1) or (3) occurs after the calendar year in which the beneficiary attains 59 years of age.

(4) Subsections (1) to (3) come into force or are deemed to have come into force on January 1, 2021.

8 (1) The portion of section 5.1 of the Regulations before paragraph (a) is replaced by the following:

5.1 If an event described in paragraph 5(1)(a), (b) or (d) occurs while the beneficiary of an RDSP is no longer a DTC-eligible individual, the issuer of the RDSP shall repay to the Minister, within the period set out in the issuer agreement, the lesser of

(2) The description of A in paragraph 5.1(b) of the Regulations is replaced by the following:

A is

(i) if the event occurs before the calendar year in which the beneficiary attains 51 years of age, the total amount of bonds and grants paid into the RDSP within the 10-year period before the day on which the beneficiary ceased to be a DTC-eligible individual, less any portion of that amount that was repaid to the Minister within that period,

(ii) if the event occurs after the calendar year in which the beneficiary attains 50 years of age but before the calendar year in which they attain 60 years of age and the beneficiary ceased to be a DTC-eligible individual before the calendar year in which they attained 50 years of age, the total amount of bonds and grants paid into the RDSP within the period of years before the day on which the beneficiary ceased to be a DTC-eligible individual that is determined by the following formula, less any portion of that amount that was repaid to the Minister within that period:

60 – n

where

n is the beneficiary’s age on — or the age that they would have attained by — December 31 of the calendar year in which the event occurs,

(iii) if the event occurs after the calendar year in which the beneficiary attains 50 years of age but before the calendar year in which they attain 60 years of age and the beneficiary ceased to be a DTC-eligible individual after the calendar year in which they attained 49 years of age, the total amount of bonds and grants paid into the RDSP during the period beginning on January 1 of the year that is 10 years before the year in which the event occurs and ending on the day preceding the day on which the beneficiary ceased to be a DTC-eligible individual, less any portion of that amount that was repaid to the Minister within that period, or

(iv) if the event occurs after the calendar year in which the beneficiary attains 59 years of age, nil,

(3) Subsections (1) and (2) come into force or are deemed to have come into force on January 1, 2021.

9 (1) Section 5.2 of the Regulations is repealed.

(2) Subsection (1) comes into force or is deemed to have come into force on January 1, 2021.

10 (1) Section 5.3 of the Regulations is amended by adding the following after subsection (2):

(3) Subsection (1) does not apply in respect of any disability assistance payment made after the calendar year in which the beneficiary attains 59 years of age.

(2) Subsection (1) comes into force or is deemed to have come into force on January 1, 2021.

11 (1) The portion of subsection 5.4(1) of the Regulations before paragraph (a) is replaced by the following:

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5.4 (1) If a disability assistance payment is made to a beneficiary who is no longer a DTC-eligible individual, the issuer of the RDSP shall repay to the Minister, within the period set out in the issuer agreement, the least of the following amounts:

(2) The description of A in paragraph 5.4(1)(c) of the Regulations is replaced by the following:

A is

(i) if the disability assistance payment is made before the calendar year in which the beneficiary attains 51 years of age, the total amount of bonds and grants paid into the RDSP within the 10-year period before the day on which the beneficiary ceased to be a DTC-eligible individual, less any portion of that amount that was repaid to the Minister within that period,

(ii) if the disability assistance payment is made after the calendar year in which the beneficiary attains 50 years of age but before the calendar year in which they attain 60 years of age and the beneficiary ceased to be a DTC-eligible individual before the calendar year in which they attained 50 years of age, the total amount of bonds and grants paid into the RDSP within the period of years before the day on which the beneficiary ceased to be a DTC-eligible individual that is determined by the following formula, less any portion of that amount that was repaid to the Minister within that period:

60 – n

where

n is the beneficiary’s age on December 31 of the calendar year in which the disability assistance payment is made,

(iii) if the disability assistance payment is made after the calendar year in which the beneficiary attains 50 years of age but before the calendar year in which they attain 60 years of age and the beneficiary ceased to be a DTC-eligible individual after the calendar year in which they attained 49 years of age, the total amount of bonds and grants paid into the RDSP during the period beginning on January 1 of the year that is 10 years before the year in which the disability assistance payment is made and ending on the day preceding the day on which the beneficiary ceased to be a DTC-eligible individual, less any portion of that amount that was repaid to the Minister within that period, or

(iv) if the disability assistance payment is made after the calendar year in which the beneficiary attains 59 years of age, nil,

(3) Subsection 5.4(2) of the Regulations is replaced by the following:

(2) An issuer that repays the amount referred to in paragraph (1)(a) is to do so from the grants and bonds that were paid into the RDSP within the applicable period referred to in the description of A in paragraph (1)(c) and within the period referred to in the description of B in paragraph (1)(c), in the order in which they were paid into it.

(4) Subsections (1) to (3) come into force or are deemed to have come into force on January 1, 2021.

Employee Stock Options

12 (1) The portion of subsection 7(7) of the Income Tax Act before the first definition is replaced by the following:

Definitions

(7) The following definitions apply in this section and in subsection 47(3), paragraph 53(1)(j), subsection 110(0.1), paragraphs 110(1)(d), (d.01) and (e) and subsections 110(1.1) to (1.9) and (2.1).

(2) Subsection (1) comes into force or is deemed to have come into force on July 1, 2021.

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13 (1) Subsection 87(2) of the Act is amended by adding the following after paragraph (j.96):

Continuing corporation

(j.97) for the purposes of paragraph 110(1)(e) and subsections 110(0.1) and (1.31), the new corporation is deemed to be the same corporation as, and a continuation of, each predecessor corporation;

(2) Subsection (1) comes into force or is deemed to have come into force on July 1, 2021.

14 (1) Section 110 of the Act is amended by adding the following before subsection (1):

Definitions

110 (0.1) The following definitions apply in this section.

consolidated financial statements has the meaning assigned by subsection 233.8(1). (états financiers consolidés)

specified person, at any time, means a qualifying person that meets the following conditions:

(a) it is not a Canadian-controlled private corporation;

(b) if the qualifying person is a member of a group that annually prepares consolidated financial statements, the total consolidated group revenue reflected in the last consolidated financial statements of the group presented to shareholders (or unitholders) — of the member of the group that would be the ultimate parent entity, as defined in subsection 233.8(1), of the group if the group were a multinational enterprise group, as defined in subsection 233.8(1) — before that time exceeds $500 million; and

(c) if paragraph (b) does not apply, it has gross revenue in excess of $500 million based on

(i) the amounts reflected in the financial statements of the qualifying person presented to the shareholders (or unitholders) of the qualifying person for the last fiscal period of the qualifying person that ended before that time,

(ii) if subparagraph (i) does not apply, the amounts reflected in the financial statements of the qualifying person presented to the shareholders, or unitholders, of the qualifying person for the last fiscal period of the qualifying person that ended before the end of the last fiscal period referred to in subparagraph (i), and

(iii) if subparagraph (i) does not apply and financial statements were not presented as described in subparagraph (ii), the amounts that would have been reflected in the annual financial statements of the qualifying person for the last fiscal period of the qualifying person that ended before that time, if such statements had been prepared in accordance with generally accepted accounting principles. (personne déterminée)

vesting year, of a security to be acquired under an agreement, means

(a) if the agreement specifies the calendar year in which the taxpayer’s right to acquire the security first becomes exercisable (otherwise than as a consequence of an event that is not reasonably foreseeable at the time the agreement is entered into), that calendar year; and

(b) in any other case, the calendar year in which the right to acquire the security would become exercisable if the agreement had specified that all identical rights to acquire securities become exercisable on a pro rata basis over the period that

(i) begins on the day that the agreement was entered into, and

(ii) ends on the day that is the earlier of

(A) the day that is 60 months after the day the agreement is entered into, and

(B) the last day that the right to acquire the security could become exercisable under the agreement. (année d’acquisition)

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(2) The portion of paragraph 110(1)(d) of the Act before subparagraph (i) is replaced by the following:

Employee options

(d) an amount equal to 1/2 of the amount of the benefit deemed by subsection 7(1) to have been received by the taxpayer in the year in respect of a security (other than a security that is a non-qualified security) that a particular qualifying person has agreed after February 15, 1984 to sell or issue under an agreement, in respect of the transfer or other disposition of rights under the agreement or as a result of the death of the taxpayer because the taxpayer immediately before death owned a right to acquire the security under the agreement, if

(3) Subsection 110(1) of the Act is amended by adding the following after paragraph (d.3):

Employer deduction — non-qualified securities

(e) an amount equal to the amount of the benefit in respect of employment with the taxpayer deemed by subsection 7(1) to have been received by an individual in the year in respect of a non-qualified security that the taxpayer (or a specified person that does not deal at arm’s length with the taxpayer) has agreed to sell or issue under an agreement with the individual, if

(i) the taxpayer is a qualifying person,

(ii) at the time the agreement was entered into, the taxpayer was the employer of the individual,

(iii) the amount is not claimed as a deduction in computing the taxable income of another qualifying person,

(iv) an amount would have been deductible in computing the taxable income of the individual under paragraph (d) if the security were not a non-qualified security,

(v) in the case of an individual who is not resident in Canada throughout the year, the benefit deemed by subsection 7(1) to have been received by the individual was included in computing the taxable income earned in Canada of the individual for the year, and

(vi) the conditions in subsection (1.9) are met in respect of the security;

(4) Section 110 of the Act is amended by adding the following after subsection (1.2):

Determination of non-qualified securities

(1.3) Subsection (1.31) applies to a taxpayer in respect of an agreement if

(a) a particular qualifying person agrees to sell or issue securities of the particular qualifying person (or another qualifying person that does not deal at arm’s length with the particular qualifying person) to the taxpayer under the agreement;

(b) at the time the agreement is entered into (in subsection (1.31) referred to as the “relevant time”) the taxpayer is an employee of the particular qualifying person or of a qualifying person that does not deal at arm’s length with the particular qualifying person; and

(c) the particular qualifying person or the other qualifying person, if any, is a specified person.

Annual vesting limit

(1.31) If this subsection applies to a taxpayer in respect of an agreement, the securities to be sold or issued under the agreement, for each vesting year of those securities, are deemed to be non-qualified securities for the purposes of this section in the proportion determined by the formula

A/B

where

A is the amount determined by the formula

C + D – $200,000

where

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C is the total of all amounts each of which is the fair market value at the relevant time of each security under the agreement that has that same vesting year, and

D is the lesser of

(i) $200,000, and

(ii) the total of all amounts each of which is an amount determined for C in respect of securities – other than securities designated under subsection (1.4), old securities (within the meaning of subsection 7(1.4)) and securities where the right to acquire those securities is an old right (within the meaning of subsection 110(1.7)) or is cancelled or expired before that time – that have that same vesting year under agreements (other than the agreement) entered into at or before the relevant time with the particular qualifying person referred to in subsection (1.3) (or another qualifying person that does not deal at arm’s length with the particular qualifying person); and

B is the amount determined for C.

Non-qualified security designation

(1.4) If a particular specified person agrees, at any time, to sell or issue one or more securities of the particular specified person (or of another specified person with which the particular specified person does not deal at arm’s length) to an employee of the particular specified person and the particular specified person designates one or more securities to be sold or issued under the agreement as non-qualified securities in the agreement, those securities are deemed to be non-qualified securities for the purposes of this section.

Ordering of acquisition of securities

(1.41) If a taxpayer acquires a security under an agreement and the acquired security could be a security that is not a non-qualified security, the security is to be considered a security that is not a non-qualified security for the purposes of this section.

Ordering of simultaneous agreements — subsection (1.31)

(1.42) If two or more agreements to sell or issue securities are entered into at the same time and the qualifying person that is the employer of the taxpayer referred to in subsection (1.31) designates the order of the agreements, then the agreements are deemed to have been entered into in that order for the purposes of subparagraph (ii) of the description of D in subsection (1.31).

(5) Section 110 of the Act is amended by adding the following after subsection (1.8):

Notification — non-qualified security

(1.9) If a security to be issued or sold under an agreement between an employee and a qualifying person is a non-qualified security, the employer of the employee shall

(a) notify the employee in writing that the security is a non-qualified security no later than 30 days after the day that the agreement is entered into; and

(b) notify the Minister in prescribed form that the security is a non-qualified security on or before the filing-due date for the taxation year of the qualifying person that includes the time that the agreement is entered into.

(6) Subsections (1) and (2) come into force or are deemed to have come into force on July 1, 2021.

(7) Subsections (3) to (5) apply in respect of agreements to sell or issue securities entered into after June 2021, other than rights under an agreement to which subsection 7(1.4) of the Act apply that are new options (within the meaning of that subsection) in respect of which an exchanged option (within the meaning of that subsection) was issued before July 2021.

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15 (1) Paragraph (b) of the description of E in the definition non-capital loss in subsection 111(8) of the Act is replaced by the following:

(b) an amount deducted under paragraph (1)(b) or section 110.6, or deductible under any of paragraphs 110(1)(d) to (g) and (k), section 112 and subsections 113(1) and 138(6), in computing the taxpayer’s taxable income for the year, or

(2) Subsection (1) comes into force or is deemed to have come into force on July 1, 2021.

16 (1) Paragraph 115(1)(d) of the Act is replaced by the following:

(d) the deductions permitted by subsection 111(1) and, to the extent that they relate to amounts included in computing the amount determined under any of paragraphs (a) to (c), the deductions permitted by any of paragraphs 110(1)(d) to (d.2), (e) and (f) and subsection 110.1(1),

(2) Subsection (1) comes into force or is deemed to have come into force on July 1, 2021.

17 (1) Subsection 143.3(5) of the Act is amended by striking out “and” at the end of paragraph (c), by adding “and” at the end of paragraph (d) and by adding the following after paragraph (d):

(e) this section does not apply to prohibit the deduction of an amount under paragraph 110(1)(e).

(2) Subsection (1) comes into force or is deemed to have come into force on July 1, 2021.

Agricultural Cooperatives: Patronage Dividends Paid in Shares

18 (1) Paragraph (a) of the definition tax deferred cooperative share in subsection 135.1(1) of the Act is replaced by the following:

(a) issued, after 2005 and before 2026, by an agricultural cooperative corporation to a person or partnership that is at the time the share is issued an eligible member of the agricultural cooperative corporation, pursuant to an allocation in proportion to patronage;

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LEGISLATIVE PROPOSALS TO AMEND THE EXCISE TAX ACT

GST/HST Relief for Face Masks and Face Shields

1 (1) Part II.1 of Schedule VI to the Excise Tax Act is amended by adding the following after section 1:

2 A supply of a face mask or respirator that is designed for human use and is authorized for medical use in Canada.

3 A supply of a face mask or respirator that meets N95, KN95 or equivalent certification requirements, is designed for human use and does not have an exhalation valve or vent.

4 A supply of

(a) a face mask or respirator that

(i) is designed for human use,

(ii) is made of multiple layers of dense material, but may have a portion in front of the lips made of transparent and impermeable material that permits lip reading provided that there is a tight seal between the transparent material and the rest of the face mask or respirator,

(iii) is large enough to completely cover the nose, mouth and chin without gaping,

(iv) has ear loops, ties or straps for securing the face mask or respirator to the head,

(v) is for use in preventing the transmission of infectious agents such as respiratory viruses, and

(vi) does not have an exhalation valve or vent; or

(b) a prescribed mask or respirator.

5 A supply of

(a) a face shield that is designed for human use, has a transparent and impermeable window or visor, covers the entire face and has a head strap or cap for holding it in place, but not including a supply of a face shield specifically designed or marketed for a use other than preventing the transmission of infectious agents such as respiratory viruses; or

(b) a prescribed shield.

(2) Subsection (1) applies to supplies made after December 6, 2020.

Application of the GST/HST in Relation to E-commerce Supplies

2 The definition reporting period in subsection 123(1) of the Act is replaced by the following:

reporting period of a person means the reporting period of the person as determined under sections 211.17 and 245 to 251; (période de déclaration)

3 Subsection 143(1) of the Act is amended by striking out “or” at the end of paragraph (b) and by adding the following after paragraph (b):

(b.1) the supply is a qualifying tangible personal property supply (as defined in subsection 211.1(1)) and the person is required under section 211.21 to be registered under Subdivision D of Division V at the time the supply is made; or

4 Subsection 148(3) of the Act is replaced by the following:

Non-application

(3) This section does not apply to

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(a) a person registered under Subdivision E of Division II; or

(b) a non-resident person that makes a supply in Canada of admissions in respect of a place of amusement, a seminar, an activity or an event and whose only business carried on in Canada is the making of such supplies.

5 Subsection 178.8(9) of the Act is replaced by the following:

Application

(9) Subsections (2) to (7) do not apply in respect of goods imported in circumstances in which subsection 169(2) applies or in which section 180 or subparagraph 211.22(c)(i) deems a person to have paid tax in respect of a supply of property equal to the tax under Division III in respect of the importation of goods.

6 Section 179 of the Act is amended by adding the following after subsection (3):

Exception — distribution platform operator

(3.1) For the purposes of this Part, if

(a) paragraphs (1)(a) to (c) apply to a taxable supply in respect of particular tangible personal property that is made by a registrant and is referred to in any of subparagraphs (1)(a)(i) to (iii),

(b) the transfer referred to in paragraph (1)(b) of physical possession of the particular property is to a person (in this subsection referred to as the “consignee”) that is acquiring physical possession of the particular property as the recipient of a taxable supply made by way of sale of the particular property that

(i) is deemed, under section 211.22, to have been made by a distribution platform operator (as defined in subsection 211.1(1)) that is registered under Subdivision D of Division V, and

(ii) would, in the absence of section 211.22, be made by a non-resident person that is not registered under Subdivision D of Division V, and

(c) the non-resident person gives to the registrant, and the registrant retains, a certificate that

(i) acknowledges that the consignee acquired physical possession of the particular property as the recipient of a taxable supply and that the distribution platform operator is required to collect tax in respect of that taxable supply, and

(ii) states the distribution platform operator’s name and registration number assigned under section 241,

the following rules apply:

(d) paragraphs (1)(d) to (g) do not apply to the taxable supply referred to in paragraph (a), and

(e) the taxable supply referred to in paragraph (a) is deemed to have been made outside Canada.

7 (1) The Act is amended by adding the following after section 211:

SUBDIVISION E

Electronic Commerce

Definitions

211.1 (1) The following definitions apply in this Subdivision.

accommodation platform means a digital platform through which a person facilitates the making of supplies of short-term accommodation situated in Canada by another person that is not registered under Subdivision D of Division V. (plateforme de logements)

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accommodation platform operator, in respect of a supply of short-term accommodation made through an accommodation platform, means a person (other than the supplier or an excluded operator in respect of the supply) that

(a) controls or sets the essential elements of the transaction between the supplier and the recipient;

(b) if paragraph (a) does not apply to any person, is involved, directly or through arrangements with third parties, in collecting, receiving or charging the consideration for the supply and transmitting all or part of the consideration to the supplier; or

(c) is a prescribed person. (exploitant de plateforme de logements)

Canadian accommodation related supply means a taxable supply of a service

(a) made to a person in connection with a supply of short-term accommodation situated in Canada made to the person; and

(b) the consideration for which represents a booking fee, administration fee or other similar charge. (fourniture liée à un logement au Canada)

digital platform includes a website, an electronic portal, gateway, store or distribution platform or any other similar electronic interface but does not include

(a) an electronic interface that solely processes payments; or

(b) a prescribed platform or interface. (plateforme numérique)

distribution platform operator, in respect of a supply of property or a service made through a specified distribution platform, means a person (other than the supplier or an excluded operator in respect of the supply) that

(a) controls or sets the essential elements of the transaction between the supplier and the recipient;

(b) if paragraph (a) does not apply to any person, is involved, directly or through arrangements with third parties, in collecting, receiving or charging the consideration for the supply and transmitting all or part of the consideration to the supplier; or

(c) is a prescribed person. (exploitant de plateforme de distribution)

excluded operator means a person that, in respect of a supply of property or a service,

(a) meets all of the following conditions:

(i) the person does not set, directly or indirectly, any of the terms and conditions under which the supply is made,

(ii) the person is not involved, directly or indirectly, in authorizing the charge to the recipient of the supply in respect of the payment of the consideration for the supply, and

(iii) the person is not involved, directly or indirectly, in the ordering or delivery of the property or in the ordering or rendering of the service;

(b) solely provides for the listing or advertising of the property or service or for the redirecting or transferring to a digital platform on which the property or service is offered;

(c) is solely a payment processor; or

(d) is a prescribed person. (exploitant exclu)

qualifying tangible personal property supply means a supply made by way of sale of tangible personal property that is, under the agreement for the supply, to be delivered or made available to the recipient in Canada other than

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(a) an exempt or zero-rated supply;

(b) a supply of tangible personal property to be sent by mail or courier to the recipient at an address in Canada from an address outside Canada by the supplier or by another person acting on behalf of the supplier, if the supplier maintains evidence satisfactory to the Minister that the property was so sent; or

(c) a prescribed supply. (fourniture admissible d’un bien meuble corporel)

specified Canadian recipient means a recipient of a supply in respect of which the following conditions are met:

(a) the recipient has not provided to the supplier, or to a distribution platform operator in respect of the supply, evidence satisfactory to the Minister that the recipient is registered under Subdivision D of Division V; and

(b) the usual place of residence of the recipient is situated in Canada. (acquéreur canadien déterminé)

specified distribution platform means a digital platform through which a person facilitates the making of specified supplies by another person that is a specified non-resident supplier or the making of qualifying tangible personal property supplies by another person that is not registered under Subdivision D of Division V. (plateforme de distribution déterminée)

specified non-resident supplier means a non-resident person that does not make supplies in the course of a business carried on in Canada and that is not registered under Subdivision D of Division V. (fournisseur non-résident déterminé)

specified supply means a taxable supply of intangible personal property or a service other than

(a) a supply of intangible personal property that

(i) may not be used in Canada,

(ii) relates to real property situated outside Canada, or

(iii) relates to tangible personal property ordinarily situated outside Canada;

(b) a supply of a service that

(i) may only be consumed or used outside Canada,

(ii) is in relation to real property situated outside Canada, or

(iii) is rendered in connection with criminal, civil or administrative litigation (other than a service rendered before the commencement of such litigation) that is under the jurisdiction of a court or other tribunal established under the laws of a country other than Canada, or in the nature of an appeal from a decision of a court or other tribunal established under the laws of a country other than Canada;

(c) a supply of a service

(i) made to a person in connection with a supply of short-term accommodation made to the person, and

(ii) the consideration for which represents a booking fee, administration fee or other similar charge; and

(d) a prescribed supply. (fourniture déterminée)

Registration

(2) For greater certainty, in this Part, other than this Subdivision and section 285.02, a reference to registration does not include registration under this Subdivision.

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Accommodations, Intangible Personal Property and Services

Residence indicators

211.11 (1) For the purposes of this Subdivision, the following are indicators in respect of the usual place of residence of a recipient of a supply:

(a) the home address of the recipient;

(b) the business address of the recipient;

(c) the billing address of the recipient;

(d) the Internet Protocol address of the device used by the recipient or similar data obtained through a geolocation method;

(e) payment-related information of the recipient or other information used by the payment system;

(f) the information from a subscriber identity module, or other similar module, used by the recipient;

(g) the place at which a landline communication service is supplied to the recipient; and

(h) any other relevant information that the Minister may specify.

Indicator—Canada and provinces

(2) For the purposes of this section,

(a) a Canadian indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated in Canada;

(b) a foreign indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated outside Canada;

(c) a participating province indicator in respect of the recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated in a participating province; and

(d) a non-participating province indicator in respect of a recipient of a supply is an indicator obtained in connection with the supply that reasonably supports the conclusion that the usual place of residence of the recipient is situated in a non-participating province.

Usual place of residence—Canada

(3) For the purposes of this Subdivision, the usual place of residence of the recipient of a supply is situated in Canada if a person that is the supplier or a distribution platform operator in respect of the supply,

(a) in the ordinary course of the person’s operations, has obtained two or more Canadian indicators in respect of the recipient and has not obtained more than one foreign indicator in respect of the recipient;

(b) in the ordinary course of the person’s operations, has obtained two or more Canadian indicators in respect of the recipient and two or more foreign indicators in respect of the recipient but the Canadian indicators are, in the circumstances, reasonably considered to be more reliable in determining a place of residence; or

(c) if paragraphs (a) and (b) do not apply, has determined that the usual place of residence of the recipient is situated in Canada based on any method that the Minister may allow.

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Usual place of residence—participating province address

(4) For the purposes of this Subdivision, if the usual place of residence of the recipient of a supply is situated in Canada and if a person that is the supplier or a distribution platform operator in respect of the supply has obtained in the ordinary course of the person’s operations one or more addresses that are a home or business address of the recipient in a participating province and has not obtained in the ordinary course of the person’s operations the same number or a greater number of addresses that are a home or business address of the recipient in a non-participating province, the usual place of residence of the recipient is situated in the following participating province:

(a) if those addresses of the recipient that are in a participating province are all in the same participating province, that participating province; and

(b) if those addresses of the recipient that are in a participating province are in two or more participating provinces and if the tax rates for those participating provinces are the same, the participating province among those participating provinces that has the largest population.

Usual place of residence—participating province indicators

(5) For the purposes of this Subdivision, if the usual place of residence of the recipient of a supply is situated in Canada but is not determined under subsection (4) to be in a participating province and if a person that is the supplier or the distribution platform operator in respect of the supply has obtained in the ordinary course of the person’s operations one or more participating province indicators in respect of the recipient and has not obtained in the ordinary course of the person’s operations the same number or a greater number of non-participating province indicators in respect of the recipient that could reasonably be considered to be as reliable in determining a place of residence as those participating province indicators, the usual place of residence of the recipient is situated in the following participating province:

(a) if those participating province indicators are in respect of the same participating province, that participating province;

(b) if those participating province indicators are in respect of two or more participating provinces and the participating province indicators in respect of one of those participating provinces are, in the circumstances, reasonably considered to be more reliable in determining a place of residence, that participating province;

(c) if the usual place of residence of the recipient is not determined under paragraph (a) or (b) and if the person has determined that the usual place of residence of the recipient is situated in one of the participating provinces based on any method that the Minister may allow, that participating province; or

(d) if the usual place of residence of the recipient is not determined under any of paragraphs (a) to (c) and if those participating province indicators are in respect of two or more participating provinces, the participating province among those participating provinces for which the tax rate is the lowest or, if the tax rates for those participating provinces are the same, the participating province among those participating provinces that has the largest population.

Usual place of residence—participating province

(6) For the purposes of this Subdivision, if, in respect of a supply, the usual place of residence of the recipient is situated in Canada but is not determined under subsection (4) or (5) to be in a participating province and a person that is the supplier or the distribution platform operator in respect of the supply has determined that the usual place of residence of the recipient is situated in a participating province based on any method that the Minister may allow, the usual place of residence of the recipient is situated in that participating province.

Threshold amount

211.12 (1) For the purposes of this section, the threshold amount of a particular person for a period is the total of all amounts each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a supply that is, or that could reasonably be expected to be,

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(a) a specified supply made during that period by the particular person to a specified Canadian recipient (other than a supply that is deemed to have been made by the particular person under paragraph 211.13(1)(a) or subparagraph 211.13(2)(a)(i));

(b) a Canadian accommodation related supply made during that period by the particular person to another person that is not registered under Subdivision D of Division V;

(c) if the particular person is a distribution platform operator in respect of a specified supply made during that period through a specified distribution platform by a specified non-resident supplier to a specified Canadian recipient, a specified supply that is made during that period through the specified distribution platform by a specified non-resident supplier to a specified Canadian recipient and in respect of which any person is a distribution platform operator; or

(d) if the particular person is an accommodation platform operator in respect of an accommodation supply—being a taxable supply of short-term accommodation situated in Canada made by any person that is not registered under Subdivision D of Division V to a recipient that is not registered under that Subdivision—that is made during that period through an accommodation platform, an accommodation supply that is made during that period through the accommodation platform and in respect of which any person is an accommodation platform operator.

Registration required

(2) Every person (other than a registrant or a person that carries on a business in Canada) that is a specified non-resident supplier at any time, a distribution platform operator in respect of a supply made at any time or an accommodation platform operator in respect of a supply made at any time is required at that time to be registered under this Subdivision if the threshold amount of the person for any period of 12 months (other than a period that begins before July 2021) that includes that time exceeds $30,000.

Application

(3) A person required under subsection (2) to be registered under this Subdivision shall apply to the Minister for registration. The application is to be made in prescribed form containing prescribed information and is to be filed with the Minister in prescribed manner on or before the first day on which the person is required to be registered under this Subdivision.

Registration

(4) The Minister may register any person that applies for registration under subsection (3) and, upon doing so, the Minister shall assign a registration number to the person and notify the person of the registration number and the effective date of the registration.

Ceasing to be registered

(5) If a person is registered under this Subdivision and if the person becomes registered under Subdivision D of Division V on a particular day, the person ceases to be registered under this Subdivision effective on the particular day.

Cancellation on notice

(6) The Minister may, after giving a person that is registered under this Subdivision reasonable written notice, cancel the registration of the person if the Minister is satisfied that the registration is not required under this Subdivision.

Cancellation on request

(7) On request from a person, the Minister shall cancel the registration of the person under this Subdivision if the Minister is satisfied that the registration is not required under this Subdivision.

Cancellation—notification

(8) If the Minister cancels the registration of a person under subsection (6) or (7), the Minister shall notify the person of the cancellation and its effective date.

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Public disclosure

(9) Despite section 295, the Minister may make available to the public, in any manner that the Minister considers appropriate, the names of persons registered under this Subdivision (including any trade name or other name used by these persons), the registration numbers assigned to these persons under this section, the effective date of the registration and, if a person ceases to be registered under this Subdivision, the date on which the person ceases to be registered.

Specified supply—operator

211.13 (1) For the purposes of this Part (other than section 211.1 and paragraph 211.12(1)(c)), if a specified supply is made through a specified distribution platform by a specified non-resident supplier to a specified Canadian recipient and if another person registered under this Subdivision is a distribution platform operator in respect of the specified supply, the following rules apply:

(a) the specified supply is deemed to have been made by the other person and not by the specified non-resident supplier; and

(b) the other person is deemed not to have made a supply to the specified non-resident supplier of services relating to the specified supply.

Specified supply—registered operator

(2) If a specified supply is made through a specified distribution platform by a specified non-resident supplier, if another person that is registered under Subdivision D of Division V, or that carries on a business in Canada, is a distribution platform operator in respect of the specified supply and if, in the absence of section 143, the specified supply would have been a supply made in Canada, the following rules apply:

(a) if the other person is registered under Subdivision D of Division V, for the purposes of this Part (other than section 211.1 and paragraph 211.12(1)(c)),

(i) the specified supply is deemed to have been made by the other person and not by the specified non-resident supplier, and

(ii) the other person is deemed not to have made a supply to the specified non-resident supplier of services relating to the specified supply; and

(b) in any other case, for the purposes of section 148, the specified supply is deemed to have been made by the other person and not by the specified non-resident supplier.

Accommodation—operator

(3) If a particular supply that is a taxable supply of short-term accommodation situated in Canada is made through an accommodation platform by a particular person that is not registered under Subdivision D of Division V, if another person that is registered under this Subdivision is an accommodation platform operator in respect of the particular supply and if the recipient has not provided to the other person evidence satisfactory to the Minister that the recipient is registered under Subdivision D of Division V then, for the purposes of this Part (other than sections 148 and 211.1 and paragraph 211.12(1)(d))

(a) the particular supply is deemed to have been made by the other person and not by the particular person; and

(b) the other person is deemed not to have made a supply to the particular person of services relating to the particular supply.

Accommodation—registered operator

(4) If a particular supply that is a taxable supply of short-term accommodation situated in Canada is made through an accommodation platform by a particular person that is not registered under Subdivision D of Division V and if another person that is registered under that Subdivision or is carrying on a business in Canada is an accommodation platform operator in respect of the particular supply then, for the purposes of this Part (other than for the purposes of applying section 148 in respect of the particular person and other than for the purposes of section 211.1 and paragraph 211.12(1)(d))

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(a) the particular supply is deemed to have been made by the other person and not by the particular person; and

(b) the other person is deemed not to have made a supply to the particular person of services relating to the particular supply.

Supply—Canada

211.14 (1) For the purposes of this Part and despite paragraphs 136.1(1)(d) and (2)(d), subsection 142(2) and section 143, if a person registered under this Subdivision makes a specified supply to a specified Canadian recipient, or makes a Canadian accommodation related supply to a recipient that has not provided to the person evidence satisfactory to the Minister that the recipient is registered under Subdivision D of Division V, the supply is deemed to be made in Canada.

Supply—Canada

(2) For the purposes of this Part and despite paragraph 136.1(2)(d), subsection 142(2) and section 143, if a person registered under Subdivision D of Division V or carrying on a business in Canada makes a Canadian accommodation related supply, the supply is deemed to be made in Canada.

Specified supply—participating province

(3) For the purposes of this Part and despite section 144.1, if a specified supply (other than a supply of intangible personal property, or a service, that relates to real property) is deemed to be made in Canada under subsection (1), the following rules apply:

(a) if the usual place of residence of the specified Canadian recipient is situated in a participating province, the supply is deemed to be made in the participating province; and

(b) in any other case, the supply is deemed to be made in a non-participating province.

Canadian accommodation related supply—participating province

(4) For the purposes of this Part and despite section 144.1, if a Canadian accommodation related supply is deemed to be made in Canada under subsection (1), the supply is deemed to be made in the province in which the accommodation is situated.

Disclosure of tax

211.15 A person registered under this Subdivision that is required under section 221 to collect tax in respect of a supply shall indicate to the recipient, in a manner satisfactory to the Minister,

(a) the consideration paid or payable by the recipient for the supply and the tax payable in respect of the supply; or

(b) that the amount paid or payable by the recipient for the supply includes the tax payable in respect of the supply.

Restrictions

211.16 (1) No amount of an input tax credit, rebate, refund or remission under this or any other Act of Parliament shall be credited, paid, granted or allowed to the extent that it can reasonably be regarded that the amount is determined, directly or indirectly, in relation to an amount that is collected as or on account of tax, or in relation to an amount of tax that is required to be collected, by a person required to be registered under this Subdivision.

Exception

(2) Subsection (1) does not apply for the purposes of sections 232 and 259 and for the purposes of determining a rebate under section 261 payable to a person in respect of an amount that is collected as or on account of tax from the person at a time when the person is not registered under Subdivision D of Division V.

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Reporting period

211.17 (1) Despite sections 245 and 251 and subject to subsections (2) and (3), the reporting period of a person registered under this Subdivision is a calendar quarter.

Becoming registered

(2) If a person becomes registered under this Subdivision on a particular day, the following periods are deemed to be separate reporting periods of the person:

(a) the period beginning on the first day of the reporting period of the person, otherwise determined under section 245, that includes the particular day and ending on the day immediately preceding the particular day; and

(b) the period beginning on the particular day and ending on the last day of the calendar quarter that includes the particular day.

Ceasing to be registered

(3) If a person ceases to be registered under this Subdivision on a particular day, the following periods are deemed to be separate reporting periods of the person:

(a) the period beginning on the first day of the calendar quarter that includes the particular day and ending on the day immediately preceding the particular day; and

(b) the period beginning on the particular day and ending on the last day of the reporting period of the person, otherwise determined under section 245, that includes the particular day.

Meaning of qualifying foreign currency

211.18 (1) In this section, qualifying foreign currency means the U.S. dollar, the euro or another foreign currency that the Minister may specify.

Manner of payment

(2) Every person registered under this Subdivision that is required under subsection 278(2) to pay or remit an amount to the Receiver General shall pay or remit that amount in the manner determined by the Minister.

Non application—subsection 278(3)

(3) Subsection 278(3) does not apply in respect of an amount that a person registered under this Subdivision is required under this Part to pay or remit to the Receiver General.

Foreign currency—no designation

(4) Despite section 159 and subject to subsection (7), if tax is collected, or required to be collected, in respect of a supply made by a person required to be registered under this Subdivision and if the value of the consideration for the supply is expressed in a foreign currency, the consideration is to be converted into Canadian currency using the exchange rate applicable on the last day of the reporting period in which the tax is collected or required to be collected, as the case may be, or using any other conversion method that the Minister may accept.

Foreign currency—application

(5) A person registered under this Subdivision may apply to the Minister, in prescribed form containing prescribed information and filed in prescribed manner with the Minister, to determine the net tax for a reporting period of the person in a qualifying foreign currency.

Foreign currency—authorization

(6) If the Minister receives an application of a person under subsection (5), the Minister may, subject to such conditions as the Minister may at any time impose, designate the person as a person eligible to determine the net tax for a reporting period of the person in the qualifying foreign currency indicated by the Minister.

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Foreign currency—designated persons

(7) Despite section 159, if a person is designated under subsection (6) in respect of a reporting period of the person, the following rules apply in respect of the reporting period:

(a) the net tax for the reporting period is to be determined in the return for that reporting period in the qualifying foreign currency indicated by the Minister;

(b) any amount to be remitted or paid by the person to the Receiver General in respect of the reporting period is to be remitted or paid in the qualifying foreign currency indicated by the Minister; and

(c) any amount that is required to be converted into the qualifying foreign currency indicated by the Minister for the purposes of determining the net tax for the reporting period, or for the purposes of determining any other amount to be remitted or paid to the Receiver General in respect of the reporting period, is to be converted into that qualifying foreign currency using the exchange rate applicable on the last day of the reporting period or using any other conversion method that the Minister may accept.

Prohibition

211.19 No person shall, in respect of a supply of property or a service made to a particular person who is a consumer of the property or service, provide to another person that is registered under this Subdivision evidence that the particular person is registered under Subdivision D of Division V.

Information return—accommodation platform operator

211.2 A person (other than a prescribed person) that is an accommodation platform operator in respect of a supply of short-term accommodation situated in Canada made in a calendar year shall file with the Minister an information return for the calendar year, in prescribed form containing prescribed information, on or before the day that is six months after the end of the calendar year or on or before any later day that the Minister may allow. The information return shall be filed in prescribed manner.

Tangible Personal Property

Meaning of specified recipient

211.21 (1) In this section, specified recipient in respect of a supply means a person that is the recipient of the supply and that is not registered under Subdivision D of Division V, other than a non-resident person that is not a consumer of the property.

Registration required

(2) Every person that is a non-resident person that does not at any time make supplies in the course of a business carried on in Canada or a distribution platform operator in respect of a supply made at any time is required at that time to be registered under Subdivision D of Division V if, for any period of 12 months (other than a period that begins before July 2021) that includes that time, the amount determined by the following formula is greater than $30,000

A + B

where

A

is the total of all amounts each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a taxable supply that is, or that could reasonably be expected to be, a qualifying tangible personal property supply made during that period by the person (other than a supply deemed to have been made by the person under subparagraph 211.22(a)(i)) to a specified recipient; and

B	is

(a) if the person is a distribution platform operator in respect of a qualifying tangible personal property supply made during that period through a specified distribution platform, the total of all amounts, each of which is an amount that is, or that could reasonably be expected to be, the value of the consideration for a supply that is, or that could reasonably be expected to be, a qualifying tangible personal property supply made during that period through the specified distribution platform to a specified recipient and in respect of which any person is a distribution platform operator,

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(b) in any other case, zero.

Qualifying supply—operator

211.22 If a particular supply that is a qualifying tangible personal property supply is made through a specified distribution platform by a particular person that is not registered under Subdivision D of Division V and if another person that is registered under Subdivision D of Division V, or is carrying on a business in Canada, is a distribution platform operator in respect of the particular supply, the following rules apply:

(a) for the purposes of this Part (other than for the purposes of applying section 148 in respect of the particular person and other than for the purposes of section 211.1 and paragraph (a) of the description of B in subsection 211.21(2))

(i) the particular supply is deemed to have been made by the other person and not by the particular person, and

(ii) the particular supply is deemed to be a taxable supply;

(b) for the purposes of this Part (other than sections 179 and 180), the other person is deemed not to have made a supply to the particular person of services relating to the particular supply; and

(c) if the other person is registered under Subdivision D of Division V, if the particular person has paid tax under Division III in respect of the importation of the tangible personal property, if no person is entitled to claim an input tax credit or a rebate in respect of the tax in respect of the importation, if section 180 does not deem any person to have paid tax in respect of a supply of the tangible personal property that is equal to the tax in respect of the importation and if the particular person provides to the other person evidence satisfactory to the Minister that the tax in respect of the importation has been paid,

(i) for the purposes of determining an input tax credit of the other person, the other person is deemed

(A) to have paid, at the time the particular person paid the tax in respect of the importation, tax in respect of a supply made to the other person of the tangible personal property equal to the tax in respect of the importation, and

(B) to have acquired the tangible personal property for use exclusively in commercial activities of the other person, and

(ii) no portion of the tax in respect of the importation paid by the particular person shall be rebated, refunded or remitted to the particular person, or shall otherwise be recovered by the particular person, under this or any other Act of Parliament.

Information—warehouse

211.23 A particular person (other than a prescribed person) that in the course of a business makes one or more particular supplies of a service of storing in Canada tangible personal property (other than a service that is incidental to the supply by the particular person of a freight transportation service, as defined in section 1 of Part VII of Schedule VI) offered for sale by another person that is a non-resident person shall

(a) notify the Minister of this fact, in prescribed form containing prescribed information and filed with the Minister in prescribed manner, on or before

(i) the day that is

(A) if the particular person makes those particular supplies in the course of a business carried on as of July 1, 2021, January 1, 2022, and

(B) in any other case, six months after the day on which the particular person last began making those particular supplies in the course of a business, or

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(ii) any later day that the Minister may allow; and

(b) in respect of those particular supplies, maintain records containing information specified by the Minister.

Information return—operator

211.24 A person (other than a prescribed person) that is a distribution platform operator in respect of a qualifying tangible personal property supply made in a calendar year shall file with the Minister an information return for the calendar year, in prescribed form containing prescribed information, on or before the day that is six months after the end of the calendar year or on or before any later day that the Minister may allow. The information return shall be filed in prescribed manner.

(2) Sections 211.13 and 211.14 of the Act, as enacted by subsection (1), apply

(a) in respect of supplies made after June 2021; and

(b) in respect of supplies made before July 2021 if all or part of the consideration for the supply becomes due, or is paid without having become due, after June 2021.

(3) For the purposes of applying sections 211.12 to 211.14 of the Act, as enacted by subsection (1), in respect of a supply in respect of which paragraph (2)(b) applies, the supply is deemed to have been made on July 1, 2021.

(4) If paragraph (2)(b) and subsection 211.13(3) or (4) of the Act, as enacted by subsection (1), apply in respect of a supply of short-term accommodation and if part of the consideration for the supply becomes due, or is paid without having become due, before July 2021, for the purposes of Division II of Part IX of the Act, that part of the consideration shall not be included in calculating the tax payable in respect of the supply.

(5) If paragraph (2)(b) and section 211.14 of the Act, as enacted by subsection (1), apply in respect of a supply that is a specified supply or a Canadian accommodation related supply, if paragraph 143(1)(c) of the Act does not apply in respect of the supply and if part of the consideration for the supply becomes due, or is paid without having become due, before July 2021, the following rules apply:

(a) for the purposes of Division II of Part IX of the Act, that part of the consideration is not to be included in calculating the tax payable in respect of the supply; and

(b) for the purposes of Division IV of Part IX of the Act,

(i) despite section 211.14 of the Act, as enacted by subsection (1), the supply is deemed to be made outside Canada, and

(ii) the part of the consideration for the supply that becomes due, or is paid without having become due, after June 2021 is not to be included in calculating the tax payable in respect of the supply.

(6) Sections 211.2 and 211.24 of the Act, as enacted by subsection (1), apply to 2021 and subsequent calendar years except that, in applying those sections to the 2021 calendar year,

(a) the references to “a calendar year” in those sections are to be read as references to “the period that begins on July 1, 2021 and ends on December 31, 2021”; and

(b) the references to “the calendar year” in those sections are to be read as references to “that period”.

(7) Sections 211.21 and 211.23 of the Act, as enacted by subsection (1), come into force on July 1, 2021.

(8) Section 211.22 of the Act, as enacted by subsection (1), applies

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(a) in respect of supplies made after June 2021; and

(b) in respect of supplies made before July 2021 if all of the consideration for the supply becomes due, or is paid without having become due, after June 2021.

(9) For the purposes of applying subsection 143(1) of the Act, as amended by section 3, and sections 211.21 and 211.22 of the Act, as enacted by subsection (1), in respect of a supply in respect of which paragraph (8)(b) applies, the supply is deemed to have been made on July 1, 2021.

8 (1) Section 240 of the Act is amended by adding the following after paragraph (1.4):

Non-resident supplier—tangible personal property

(1.5) Despite subsection (1), every person that is required under section 211.21 to be registered under this Subdivision is required to be registered for the purposes of this Part.

(2) Subsection 240(2) of the Act is replaced by the following:

Non-resident performers, etc.

(2) Every person (other than a person registered under Subdivision E of Division II) that enters Canada for the purpose of making taxable supplies of admissions in respect of a place of amusement, a seminar, an activity or an event is required to be registered for the purposes of this Part and shall, before making any such supply, apply to the Minister for registration.

(3) The portion of subsection 240(2.1) of the Act before paragraph (a) is replaced by the following:

Application

(2.1) A person required under any of subsections (1) to (1.2) and (1.5) to be registered must apply to the Minister for registration before the day that is 30 days after

(4) Subsection 240(2.1) of the Act is amended by striking out “and” at the end of paragraph (a.1) and by adding the following after paragraph (a.1):

(a.2) in the case of a person required under subsection (1.5) to be registered, the first day on which the person is required under section 211.21 to be registered under this Subdivision; and

(5) The portion of subsection 240(3) of the Act before paragraph (a) is replaced by the following:

Registration permitted

(3) An application for registration for the purposes of this Part may be made to the Minister by any person that is not required under subsection (1), (1.1), (1.2), (1.5), (2) or (4) to be registered, that is not required to be included in, or added to, the registration of a group under subsection (1.3) or (1.4) and that

9 The Act is amended by adding the following after section 285.01:

Penalty

285.02 In addition to any other penalty under this Part, the recipient of a supply of property or a service that evades or attempts to evade the payment or collection of tax payable by the recipient under Division II in respect of the supply by providing false information to a person registered under Subdivision E of Division II, or by providing to that person evidence that the recipient is registered under Subdivision D of Division V if the recipient is a consumer of the property or service, is liable to pay a penalty equal to the greater of $250 and 50% of the amount of tax that has been so evaded or attempted to be evaded.

10 (1) The definition business number in subsection 295(1) of the Act is amended by striking out “or” at the end of paragraph (a) and by adding the following after paragraph (a):

(a.1) a person registered under Subdivision E of Division II; or

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(2) Paragraph 295(6.1)(a) of the Act is replaced by the following:

(a) the identified person is registered under Subdivision E of Division II or Subdivision D of Division V; and

11 Paragraph 298(1)(e) of the Act is replaced by the following:

(e) in the case of any penalty payable by the person, other than a penalty under section 280.1, 285, 285.01, 285.02 or 285.1, more than four years after the person became liable to pay the penalty;

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